UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 15, 2023

Vista Outdoor Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36597	47-1016855
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Vista Way, Anoka, MN	55303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (763) 433-1000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01	VSTO	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01.	Entry into a Material Definitive Agreement.

On October 15, 2023, Vista Outdoor Inc. (“Vista Outdoor” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc. (“Parent”), CSG Elevate III Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and, solely for the purposes of specific provisions therein, CZECHOSLOVAK GROUP a.s. (the “Guarantor”), pursuant to which, on the terms and conditions set forth therein and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger” and, together with the other transactions contemplated therein, the “Transaction”). Consummation of the Transaction (the “Closing”) is subject to the approval of the Company’s stockholders, receipt of certain required regulatory approvals and other customary closing conditions.

Pursuant to a Separation Agreement entered into between the Company and Revelyst simultaneously with the signing of the Merger Agreement (the “Separation Agreement”), the Company shall effect a separation pursuant to which, among other things, the assets and liabilities of the Outdoor Products business of the Company (the “Revelyst Business”) will be transferred to Revelyst and separated from the Sporting Products business of the Company (the “Company Business”) (the “Separation”). Prior to the consummation of the Merger, (i) pursuant to a Subscription Agreement to be entered into between Parent and the Company (the “Subscription Agreement”), Parent shall contribute $1,910,000,0000 (the “Base Purchase Price”), subject to purchase price adjustments for cash and net working capital, to the Company in exchange for shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) (the “Subscription”), (ii) immediately following the Subscription, the Company shall transfer the Base Purchase Price, subject to purchase price adjustments for cash, net working capital, debt, transaction expenses and taxes, to Revelyst (the “Contribution Amount”) and (iii) in exchange for the Contribution Amount and the transfer of the Revelyst Business in the Separation, Revelyst shall issue shares of common stock, par value $0.01 per share, of Revelyst (“Revelyst Common Stock”) to the Company. Following the completion of the foregoing, Merger Sub shall merge with and into the Company, with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent.

On the terms and subject to the conditions set forth in the Merger Agreement, which has been approved by the board of directors of the Company (the “Board”), at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) any such shares of Company Common Stock held by the Company, its subsidiaries or by Parent and (ii) any Appraisal Shares (as defined in the Merger Agreement)) shall be converted into the right to receive (a) one fully paid and non-assessable share of Revelyst Common Stock and (b) $12.90 in cash, in each case, per share of Company Common Stock, all as provided in the Merger Agreement (the “Merger Consideration”).

In connection with the Transaction, Revelyst shall prepare, and file with the Securities and Exchange Commission, a registration statement on Form S-4 (the “Form S-4”) to register under the Securities Act of 1933, as amended (the “Securities Act”), the Revelyst Common Stock to be distributed as Merger Consideration.

The Merger Agreement provides that each equity award that is outstanding as of the Effective Time and is held by (i) an employee of the Company other than a Revelyst employee or (ii) a non-employee director of the Company who does not become a non-employee director of Revelyst immediately following the Effective Time, in each case, shall be treated as follows: (1) each restricted stock unit that is subject solely to time-based vesting conditions (a “Company RSU”) shall vest and be cancelled in exchange for a lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock underlying such Company RSU immediately prior to the Effective Time and (B) the Company’s pre-Closing stock price; (2) each performance stock unit (a “Company PSU”) shall vest and be cancelled in exchange for a lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock underlying such Company PSU immediately prior to the Effective Time (assuming achievement of the applicable performance goals at specified levels) and (B) the Company’s pre-Closing stock price; (3) each option to purchase Company Common Stock (a “Company Option”) shall be cancelled in exchange for a lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock for which such Company Option has not been exercised and (B) the excess, if any, of the Company’s pre-Closing stock price over the exercise price per share of such Company Option; and (4) each deferred stock unit (a “Company DSU”), whether vested or unvested, shall be cancelled in exchange for a lump sum cash payment equal to the product of (A) the number of shares of Company Common Stock underlying such Company DSU immediately prior to the Effective Time and (B) the Company’s pre-Closing stock price.

Each of Parent, Merger Sub, the Company and Revelyst have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable to consummate and make effective, in the most expeditious manner practicable, the Transaction. In addition, the Company has made customary covenants in the Merger Agreement, including, among others, covenants during the period between the date of the Merger Agreement and the Effective Time (i) to use reasonable best efforts to conduct the Company Business in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve the Company Business substantially intact, including using reasonable best efforts to maintain existing relationships with customers and suppliers and (ii) to refrain from taking certain types of actions without Parent’s consent.

The consummation of the Merger and the Subscription is subject to certain closing conditions, including, among other things: (i) the approval of the Company’s stockholders; (ii) any waiting period (or any extension thereof) applicable to the Transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having been terminated or having expired, CFIUS Approval (as defined in the Merger Agreement) having been received and certain other regulatory approvals or consents having been obtained; (iii) the absence of legal restraints prohibiting the Transaction; (iv) the completion of certain actions required to be taken pursuant to the Separation Agreement prior to consummation of the Merger; (v) the Form S-4 having become effective under the Securities Act and not being the subject of any stop order; (vi) the shares of Revelyst Common Stock to be distributed in connection with the Merger having been approved for quotation on the New York Stock Exchange, subject to official notice of issuance, and (vii) other customary conditions specified in the Merger Agreement.

As of the date of the Merger Agreement, the Company is subject to customary “no-shop” restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to and engage in discussions or negotiations with third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, prior to obtaining the approval of the Company’s stockholders, the Company may under certain circumstances provide non-public information to, and participate in discussions or negotiations with, third parties with respect to any unsolicited alternative acquisition proposal that the Board has determined constitutes or would reasonably be expected lead to a Company Superior Proposal. A “Company Superior Proposal” is a bona fide written Company Acquisition Proposal (as defined in the Merger Agreement, with references to “15%” in the definition thereof deemed to be references to “50%”) that (a) is made by an unaffiliated third party after the date of the Merger Agreement, (b) did not result from a breach in any material respect of the “no-shop” restrictions and (c) the Board or any duly authorized committee thereof has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, (i) would be more favorable to the Company’s stockholders from a financial point of view than the Transaction and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial and other aspects of such proposal and of the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, prior to obtaining the approval of the Company’s stockholders, the Board may, among other things, (i) change its recommendation that the Company’s stockholders adopt the Merger Agreement or (ii) terminate the Merger Agreement to enter into a definitive acquisition agreement providing for a Company Superior Proposal, subject to complying with notice and other specified conditions, including giving Parent the opportunity to propose revisions to the terms of the Merger Agreement during a match right period. Notwithstanding a change in the recommendation by the Board, unless the Company terminates the Merger Agreement, the Company is still required to convene the meeting of its stockholders to vote on the adoption of the Merger Agreement.

The Merger Agreement contains certain termination rights for the Company and Parent, including, among others, the right of (i) either party to terminate the Merger Agreement if the Merger is not consummated by October 15, 2024 (with such deadline to be extended to January 15, 2025 in the event that all closing conditions except for those relating to regulatory approvals have been satisfied by October 15, 2024), (ii) the Company to terminate the Merger Agreement in order to enter into a definitive acquisition agreement providing for a Company Superior Proposal and (iii) Parent to terminate the Merger Agreement if the Board changes its recommendation with respect to the Merger Agreement.

If the Merger Agreement is terminated under specified circumstances related to failure to obtain regulatory approval , the Company will be entitled to a termination fee of $114,600,000 from Parent. If the Merger Agreement is terminated under specified circumstances, Parent will be entitled to a termination fee of $47,750,000 from the Company.

The Guarantor has irrevocably guaranteed the due, punctual and full payment and performance when due of Parent’s and Merger Sub’s obligations under the Merger Agreement and the Subscription Agreement, including all payment obligations. In connection with the execution of the Merger Agreement, Parent and its affiliates have obtained an equity financing commitment letter from an affiliate of Parent and debt financing commitment letters from certain third party lenders to finance, together with the Guarantor, the transactions contemplated by the Merger Agreement, in each case, subject to the terms and conditions thereof.

The Separation shall be effectuated pursuant to the Separation Agreement, an Employee Matters Agreement entered into between Revelyst and the Company simultaneously with the signing of the Merger Agreement (the “Employee Matters Agreement”) and a Transition Services Agreement to be entered into between Revelyst and the Company at Closing (the “Transition Services Agreement”).

The Separation Agreement (i) provides for and defines the separation of the Revelyst Business and the Company Business and (ii) contains covenants between Vista Outdoor and Revelyst governing their relationship following the Closing. Under the Separation Agreement, Vista Outdoor or Revelyst, as applicable, will indemnify the other party for any losses resulting from liabilities allocated to such first party pursuant to the Separation Agreement or any breaches of the Separation Agreement or any Ancillary Agreement (as defined in the Separation Agreement) by such first party. The Employee Matters Agreement allocates employment, compensation and benefits-related assets and liabilities and other responsibilities between Vista Outdoor and Revelyst. The Transition Services Agreement provides for certain transition services to be provided by each of Vista Outdoor and Revelyst to the other party for specified fees and for a limited time to help ensure an orderly transition following the Closing.

The foregoing summaries of the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Subscription Agreement are not complete and are qualified in their entirety by the full text of the Merger Agreement, the Separation Agreement, the Employee Matters Agreement, the Transition Services Agreement and the Subscription Agreement, respectively, which are attached hereto as exhibits and incorporated by reference herein.

The Merger Agreement and the other Transaction documents have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about the Company, Revelyst, Parent or their respective subsidiaries or affiliates. The representations and warranties in the Merger Agreement and the covenants contained in the Merger Agreement, the Separation Agreement, the Employee Matters Agreement and the Transition Services Agreement were (or will be) made only for purposes of the Merger Agreement, the Separation Agreement, the Employee Matters Agreement and the Transition Services Agreement, respectively, and as of dates specified therein, are solely for the benefit of the parties to the Merger Agreement, the Separation Agreement, the Employee Matters Agreement or the Transition Services Agreement, respectively, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the applicable agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Separation Agreement, the Employee Matters Agreement or the Transition Services Agreement, respectively, and should not rely on the representations, warranties or covenants therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 2.02	Results of Operations and Financial Condition.

On October 15, 2023, the Company issued a press release previewing earnings results for the second quarter of Fiscal Year 2024 (FY24). The Company will announce its full second-quarter earnings results on November 2, 2023. A copy of the press release is furnished as Exhibit 99.1 to this report and incorporated herein by reference.

Note: Information in this report (including the exhibit) furnished pursuant to Item 2.02 of Form 8-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 15, 2023, the Management Development and Compensation Committee of the Board approved a cash retention award to Mark Kowalski, the Chief Accounting Officer of the Company, in the amount of $345,000. This award is payable 50% within 30 days following the date of the Merger Agreement, with the remainder payable on the date that is 18 months following the date of the Merger Agreement, subject to Mr. Kowalski’s continued employment through such date. If Mr. Kowalski is terminated without cause prior to the final payment date, any unpaid amount shall become payable within 30 days of such termination.

Item 8.01.	Other Events.

On October 16, 2023, the Company issued a press release announcing it had entered into the Transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Additionally, the Company will hold an investor conference call to discuss the Transaction and its preliminary second quarter FY24 results on October 16, 2023, at 9 a.m. ET. The conference call will be accessible through a live webcast. Interested investors and other individuals can access the webcast and view and/or download the press release related to the Transaction, as well as the related presentation slides (the “Investor Presentation Slides”), which will also include detailed information about the Merger Agreement and other transaction documents, via Vista Outdoor’s website (www.vistaoutdoor.com). Choose “Investors” then “Events and Presentations”. For those who cannot participate in the live webcast, a telephone recording of the conference call will be available until October 30, 2023. The telephone number is (866) 813-9403 and the access code is 237970.

A copy of the press release and the Investor Presentation Slides are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of October 15, 2023 by and among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc, CSG Elevate III Inc., and, solely for the purposes of the Guarantor Provisions, CZECHOSLOVAK GROUP a.s.

2.2	Separation Agreement, dated as of October 15, 2023 by and between Vista Outdoor Inc. and Revelyst, Inc.

10.1	Employee Matters Agreement, dated as of October 15, 2023 by and between Vista Outdoor Inc. and Revelyst, Inc.

10.2	Form of Transition Services Agreement, to be entered into by and between Vista Outdoor Inc. and Revelyst, Inc.

10.3	Form of Subscription Agreement, to be entered into by and between Vista Outdoor Inc. and CSG Elevate II Inc.

99.1	Press Release, dated October 16, 2023

99.2	Investor Presentation Slides

104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request by the SEC.

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: the Company’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for the Company; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause the Company’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by the Company’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require the Company to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on the Company’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from the Company’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that Transaction may not be completed in accordance with the Company’s expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on the Company’s operations, the operations of the Company’s customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting the Company’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; the Company’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or the Company’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of the Company’s primary delivery and shipping services for the Company’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; the Company’s ability to take advantage of growth opportunities in international and commercial markets; the Company’s ability to obtain and maintain licenses to third-party technology; the Company’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with the Company’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; the Company’s competitive environment; the Company’s ability to adapt the Company’s products to changes in technology, the marketplace and customer preferences, including the Company’s ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; the Company’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, the Company’s products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; the Company’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to the Company’s business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and the Company’s markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for the Company’s products and the financial health of the Company’s customers.

You are cautioned not to place undue reliance on any forward-looking statements we make. A more detailed description of risk factors that may affect the Company’s operating results can be found in Part 1, Item 1A, Risk Factors, of the Company’s Annual Report on Form 10-K for fiscal year 2023 and in the filings we make with Securities and Exchange Commission from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of the Company, intends to file with the SEC a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to the Company stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of the Company that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE COMPANY’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.vistaoutdoor.com.

Participants in Solicitation

The Company, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from the Company’s stockholders in respect of the Transaction. Information about the Company’s directors and executive officers is set forth in the Company’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of the Company’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISTA OUTDOOR INC.

By:	/s/ Jeffrey Ehrich
Name:	Jeffrey Ehrich
Title:	General Counsel & Corporate Secretary (Interim)

Date: October 16, 2023

Exhibit 2.1

[EXECUTION VERSION]

AGREEMENT AND PLAN OF MERGER

Dated October 15, 2023

Among

VISTA OUTDOOR INC.

REVELYST, INC.

CSG ELEVATE II INC.

CSG ELEVATE III INC.

and, solely for the purposes of the Guarantor Provisions,

CZECHOSLOVAK GROUP A.S.

i

ii

iii

Annex I	Glossary of Defined Terms
Exhibit A	Separation Agreement
Exhibit B	Subscription Agreement
Exhibit C	Employee Matters Agreement
Exhibit D	Transition Services Agreement
Exhibit E	Manhattan Manufacturing and Supply Agreement
Exhibit F	Anoka Sublease
Exhibit G	Bentonville Sublease
Exhibit H	Certificate of Incorporation of the Surviving Corporation
Exhibit I	Bylaws of the Surviving Corporation

iv

THIS AGREEMENT AND PLAN OF MERGER, dated October 15, 2023 (this “Agreement”), is among VISTA OUTDOOR INC., a Delaware corporation (“Company”), REVELYST, INC., a Delaware corporation and a direct wholly owned Subsidiary of Company (“Outdoor Products”), CSG ELEVATE II INC., a Delaware corporation (“Parent”), CSG ELEVATE III INC., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and, solely for the purposes of the Guarantor Provisions, CZECHOSLOVAK GROUP a.s., a joint stock company incorporated under the laws of the Czech Republic (“Guarantor”).

WHEREAS Company is currently engaged in the Outdoor Products Business and the Company Business;

WHEREAS, upon the terms and subject to the conditions of that certain Separation Agreement by and between Company and Outdoor Products dated on the date of this Agreement and attached as Exhibit A to this Agreement (the “Separation Agreement”), Company shall effect the Separation (as defined in the Separation Agreement) pursuant to which, among other things, the assets and liabilities of the Outdoor Products Business will be transferred to Outdoor Products and thereby separated from the Company Business;

WHEREAS, in connection with the Merger (as defined below), on the Closing Date, Parent and Company shall enter into a subscription agreement, substantially in the form attached as Exhibit B to this Agreement (the “Subscription Agreement”), pursuant to which Parent will subscribe for Company Common Stock upon the terms and subject to the conditions thereof (the “Subscription”);

WHEREAS the parties intend that, following completion of the Pre-Closing Separation and the Subscription, upon the terms and subject to the conditions of this Agreement, (i) Merger Sub shall be merged with and into Company (the “Merger”), with Company surviving the Merger and becoming a wholly owned subsidiary of Parent and (ii) each share of Company Common Stock issued and outstanding immediately prior to the Merger (other than (A) any such shares of Company Common Stock held by Company, its Subsidiaries or by Parent and (B) any Appraisal Shares) shall be converted into the right to receive the Merger Consideration; and

WHEREAS, concurrently with the execution of this Agreement, as an inducement to and condition of Company’s and Outdoor Products’ willingness to enter into this Agreement, Parent has obtained the Financing Commitments.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

The Subscription and the Merger

Section 1.01. The Subscription.

(a) At or before the Closing, each of Company and Parent shall execute and deliver the Subscription Agreement.

(b) Upon the terms and subject to the conditions set forth in this Agreement and the Subscription Agreement, immediately following the completion of the Internal Transactions, on the Closing Date, but prior to the Effective Time, (i) Parent shall subscribe for the Subscription Amount of Company Common Stock and (ii) immediately following the Subscription, Company shall transfer to Outdoor Products, in exchange for shares of Outdoor Products Common Stock, the Contribution Amount.

(c) The number of shares of Outdoor Products Common Stock issued to Company pursuant to the Contribution (as defined in the Separation Agreement) shall equal (i) the number of shares of Company Common Stock outstanding on the Closing Date immediately following completion of the Internal Transactions (but excluding all shares of Company Common Stock to be canceled pursuant to Section 2.01(b) and all Appraisal Shares) minus (ii) the number of shares of Outdoor Products Common Stock outstanding at such time, such that the Merger Consideration distributed in accordance with Section 2.03 shall comprise all of the issued and outstanding shares of Outdoor Products Common Stock, all of which shall, immediately prior to such distribution, be held by Company.

Section 1.02. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into Company. As a result of the Merger, at the Effective Time, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation in the Merger. Company, as the surviving corporation following the Merger, is sometimes referred to in this Agreement as the “Surviving Corporation”.

Section 1.03. Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 10:00 a.m., New York City time, on the third Business Day following the satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article VII (other than (a) the condition set forth in Section 7.01(d); provided that such condition is reasonably capable of being satisfied immediately prior to the Closing and (b) those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied at the Closing); provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VII, (i) the parties shall not be required to effect the Closing until the earlier of (A) a date during the Marketing Period specified by Parent on no less than three Business Days’ notice to Company and (B) the final day of the Marketing Period and (ii) the parties shall not be required to effect the Closing, and this Agreement may be terminated pursuant to and in accordance with Section 8.01(b), in the event that the final day of the Marketing Period shall have not occurred on or before the End Date. Notwithstanding the foregoing, the Closing may be consummated at such other place, time or date as shall be agreed in writing between Company and Parent. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 1.04. Effective Time. On the Closing Date, Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such later time as Company and Parent shall agree and specify in the Certificate of Merger in accordance with the DGCL. The time the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

Section 1.05. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in Section 259 of the DGCL.

Section 1.06. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Subject to Section 6.05, at the Effective Time, the certificate of incorporation of Company, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in its entirety, in the form set forth in Exhibit H, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. Each of Company, Merger Sub and Parent shall take all action necessary to carry out the actions contemplated by this Section 1.06(a).

(b) Subject to Section 6.05, at the Effective Time, the bylaws of Company, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in their entirety, in the form set forth in Exhibit I, and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law. Each of Company, Merger Sub and Parent shall take all action necessary to carry out the actions contemplated by this Section 1.06(b).

Section 1.07. Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. Each of Company, Merger Sub and Parent shall take all action necessary to implement the provisions of this Section 1.07.

ARTICLE II

Conversion of Shares; Exchange of Certificates

Section 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Company, Outdoor Products, Parent, Merger Sub or the holder of any shares or securities of Company, Outdoor Products, Parent or Merger Sub:

(a) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation;

(b) each share of common stock, par value $0.01 per share, of Company (“Company Common Stock”) that is owned by Company, any of its Subsidiaries or Parent (in each case, if any) immediately prior to the Effective Time shall no longer be outstanding and shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c) subject to Section 2.03, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled in accordance with Section 2.01(b) and any Appraisal Shares) shall be converted into the right to receive (i) one fully paid and non-assessable share of Outdoor Products Common Stock and (ii) $12.90 (clauses (i) and (ii), together, the “Merger Consideration”). All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or evidence of shares in book-entry form that, in each case, immediately prior to the Effective Time represented any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such Certificate (or evidence of shares of Company Common Stock held in book-entry form) in accordance with Section 2.03, without interest. The right of such holders of shares of Company Common Stock to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding pursuant to Section 2.06.

Section 2.02. Agent. Company and Outdoor Products shall appoint (i) Computershare Trust Company, N.A. (or one of its Affiliates) or (ii) another bank or trust company reasonably approved by Parent, to act as agent for the distribution of the Merger Consideration as contemplated by this Article II (the “Agent”) pursuant to the terms of an exchange or paying agent agreement (or similar agreement) among Agent, Company and Outdoor Products, which agreement shall be on terms reasonably acceptable to Company, Outdoor Products and Parent.

Section 2.03. Distribution of Merger Consideration.

(a) Deposit of Merger Consideration. At or prior to the Effective Time, (i) Company shall deposit, or shall cause to be deposited, with the Agent for the benefit of the holders of the shares of Company Common Stock, for exchange in accordance with this Article II through the Agent, certificates or evidence of shares in book-entry form representing the shares of Outdoor Products Common Stock to be distributed as Merger Consideration (being all of the issued and outstanding shares of Outdoor Products Common Stock at such time, all of which will be held by Company immediately prior to such deposit) and (ii) Outdoor Products shall deposit, or shall cause to be deposited, with the Agent for the benefit of the holders of the shares of Company Common Stock, for exchange in accordance with this Article II through the Agent, cash sufficient to pay the cash portion of the aggregate Merger Consideration. All such Outdoor Products Common Stock and cash deposited with the Agent for purposes of paying the Merger Consideration pursuant to this Article II is hereinafter referred to as the “Merger Exchange Fund”.

(b) Letter of Transmittal. As promptly as practicable after the Effective Time, Company shall cause the Agent to mail to each holder of record of Company Common Stock a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (or shares of Company Common Stock held in book-entry form) shall pass, only upon delivery of the Certificates (or shares of Company Common Stock held in book-entry form) to the Agent and shall be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form) as Company may reasonably specify), together with instructions thereto. Prior to causing the Agent to mail the Letter of Transmittal, Company shall give Parent and its counsel a reasonable opportunity to review the form of Letter of Transmittal and the form of Letter of Transmittal shall be reasonably acceptable to Company and Parent.

(c) Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Company Common Stock represented by a Certificate, the surrender of such Certificate for cancelation to the Agent or (ii) in the case of shares of Company Common Stock held in book-entry form, the receipt of an “agent’s message” by the Agent, in each case together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Agent, the holder of such shares of Company Common Stock shall be entitled to receive in exchange therefor (i) the Merger Consideration which the holder of such shares of Company Common Stock has the right to receive pursuant to Section 2.01 and (ii) any dividends or other distributions which the holder has the right to receive pursuant to Section 2.03(d). In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of Company, the proper Merger Consideration pursuant to Section 2.01 and any dividends or other distributions which the holder has the right to receive pursuant to Section 2.03(d) may be issued to a transferee if the Certificate representing such Company Common Stock (or, if such Company Common Stock is held in book-entry form, proper evidence of such transfer) is presented to the Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.03(c), each share of Company Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holders of shares of Company Common Stock were entitled to receive in respect of such shares pursuant to Section 2.01 (and any dividends or other distributions pursuant to Section 2.03(d)). No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate (or shares of Company Common Stock held in book-entry form).

(d) Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to any shares of Outdoor Products Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or shares of Company Common Stock held in book-entry form) with respect to the shares of Outdoor Products Common Stock issuable upon surrender thereof until the surrender of such Certificate (or shares of Company Common Stock held in book-entry form) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or shares of Company Common Stock held in book-entry form), there shall be paid to the holder of the shares of Outdoor Products Common Stock distributed in exchange therefor, without interest, (i) at the time of such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Outdoor Products Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Outdoor Products Common Stock.

(e) No Further Ownership Rights in Company Common Stock. The shares of Outdoor Products Common Stock distributed and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been distributed and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock (or shares of Company Common Stock held in book-entry form) are presented to the Surviving Corporation or the Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Outdoor Products Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.01.

(g) Termination of Merger Exchange Fund. Any portion of the Merger Exchange Fund (including any interest or other income received with respect thereto) that remains undistributed to holders of Company Common Stock for 180 days after the Effective Time shall be delivered to Outdoor Products, upon demand, and any holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to Outdoor Products for payment of its claim for Merger Consideration and any dividends or distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon.

(h) No Liability. None of Company, Outdoor Products, Parent, Merger Sub or the Agent shall be liable to any Person in respect of any portion of the Merger Exchange Fund or the Merger Consideration delivered to a Public Official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Merger Exchange Fund which remains undistributed to the holders of Certificates (or shares of Company Common Stock held in book-entry form) for two years after the Effective Time (or immediately prior to such earlier date on which the Merger Exchange Fund would otherwise escheat to, or become the property of, any Governmental Authority), shall, to the extent permitted by applicable Law, become the property of Outdoor Products, free and clear of all claims or interest of any Person previously entitled thereto.

(i) Investment of Merger Exchange Fund. The Agent shall invest any cash in the Merger Exchange Fund as directed by Outdoor Products. 75% of any interest and other income resulting from such investments shall be paid to Outdoor Products with the remaining 25% of such interest and other income paid to Company.

(j) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Outdoor Products, the posting by such Person of a bond, in such reasonable and customary amount as Outdoor Products may direct, as indemnity against any claim that may be made against Outdoor Products with respect to such Certificate, Outdoor Products shall issue or cause the Agent to issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

(k) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by any Person who is entitled to demand appraisal rights under Section 262 of the DGCL and has properly exercised and perfected their demand for appraisal of such shares of Company Common Stock in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, no longer be outstanding and automatically be canceled and cease to exist, and such Person shall be entitled to only those rights provided under Section 262 of the DGCL; provided that, if any such Person shall have failed to perfect or shall have effectively withdrawn or lost such Person’s right to appraisal and payment under the DGCL, such Person’s shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.06 and without interest) upon surrender in the manner provided in Section 2.03, and such shares of Company Common Stock shall not be Appraisal Shares. Within 10 Business Days after the Effective Time, the Surviving Corporation shall provide each of the holders of Appraisal Shares with the second notice contemplated by Section 262(d)(1) of the DGCL. Company shall give prompt notice to Parent of any demands received by Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served to it pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Parent shall waive any appraisal rights it may have under Section 262 of the DGCL in connection with any shares of Company Common Stock held by it.

Section 2.04. Adjustments in respect of Company Equity Awards; Treatment of Company Employee Stock Purchase Plan. Prior to the Effective Time, the Board of Directors of Company (or if appropriate, any committee administering the Company Stock Plans or Company ESPP) and the Board of Directors of Outdoor Products, as applicable, shall adopt resolutions and take such other actions as may be required to provide for the following:

(a) Each Vista Outdoor RSU held by a Company Employee or a non-employee director of Company who does not become a non-employee director of Outdoor Products immediately following the Effective Time shall, as of the Effective Time, in each case, vest and be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of the holder thereof, a lump-sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company

Common Stock underlying such Vista Outdoor RSU immediately prior to the Effective Time and (ii) the Vista Outdoor Pre-Closing Stock Price. As of the Effective Time, all Vista Outdoor RSUs shall cease to be outstanding and shall automatically terminate other than with respect to the restrictive covenants contained therein (except as set forth in Section 2.04(b) of the Company Disclosure Letter), and each holder of a Vista Outdoor RSU shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.04(a) in respect thereof.

(b) Each Vista Outdoor PSU shall, as of the Effective Time, vest and be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of the holder thereof, a lump-sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock underlying such Vista Outdoor PSU immediately prior to the Effective Time (assuming achievement of the applicable performance goals at the level set forth in Section 2.04(b) of the Company Disclosure Letter) and (ii) the Vista Outdoor Pre-Closing Stock Price. As of the Effective Time, all Vista Outdoor PSUs shall cease to be outstanding and shall automatically terminate, and each holder of a Vista Outdoor PSU shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.04(b) in respect thereof.

(c) At the Effective Time, each Vista Outdoor Option, whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment, rounding down to the nearest cent and without interest, equal to the product of (i) the number of shares of Company Common Stock for which such Vista Outdoor Option has not been exercised and (ii) the excess, if any, of the Vista Outdoor Pre-Closing Stock Price over the exercise price per share of such Vista Outdoor Option; provided that, for the avoidance of doubt, any Vista Outdoor Option that has an exercise price per share that is greater than or equal to the Vista Outdoor Pre-Closing Stock Price shall be canceled at the Effective Time for no consideration or payment. As of the Effective Time, all Vista Outdoor Options shall cease to be outstanding and shall automatically terminate other than with respect to the restrictive covenants contained therein (except as set forth in Section 2.04(b) of the Company Disclosure Letter, and each holder of a Vista Outdoor Option shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.04(c) in respect thereof.

(d) At the Effective Time, each Vista Outdoor DSU, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be canceled in exchange for the right to a receive a cash payment from Parent or the Surviving Corporation equal to the sum of (i) the number of shares of Company Common Stock underlying such Vista Outdoor DSU immediately prior to the Effective Time, multiplied by (ii) the Vista Outdoor Pre-Closing Stock Price. As of the Effective Time, all Vista Outdoor DSUs shall cease to be outstanding and shall automatically terminate, and each holder of a Vista Outdoor DSU shall cease to have any rights with respect thereto, except the right to receive the payments contemplated by this Section 2.04(d) in respect thereof.

(e) Effective as of immediately prior to the Effective Time, each Outdoor Products Equity Award shall, automatically and without any action required on the part of the holder thereof, be assumed by Outdoor Products and adjusted as provided in the Employee Matters Agreement.

(f) (i) No Offering Period (as defined in the Company ESPP) under the Company ESPP shall be commenced on or after the date of this Agreement, (ii) beginning on the date of this Agreement, no new participants may join the Company ESPP during the

Offering Period in existence under the Company ESPP as of the date of this Agreement (such payment period, the “Existing Offering Period”), (iii) beginning on the date of this Agreement, no participant may increase the amount of his or her payroll deductions with respect to the Existing Offering Period, (iv) if the Effective Time shall occur prior to the end of the Existing Offering Period, all participant contributions under the Company ESPP shall be used to purchase shares of Company Common Stock two Business Days prior to the Effective Time in accordance with the terms of the Company ESPP as if it was the last day of the Existing Offering Period and (v) the Company ESPP shall terminate in its entirety on the Closing Date and no further rights shall be granted or exercised under the Company ESPP thereafter.

Section 2.05. Payments With Respect to Vista Outdoor Equity Awards. Promptly after the Effective Time (but in any event, no later than the first payroll date that occurs more than five Business Days after the Effective Time), the Surviving Corporation or its applicable Affiliate shall pay through its payroll systems (or, if a payroll systems payment is not reasonably practicable, by wire transfer or such other method as Company typically utilizes for such payments) the amounts due pursuant to Sections 2.04(a), 2.04(b), 2.04(c) and 2.04(d); provided, however, that (i) each Vista Outdoor DSU shall be paid in accordance with the applicable holder’s election with respect to the timing of such payment and (ii) any such payments will be less applicable Tax withholdings.

Section 2.06. Withholding Rights. Each of the parties to this Agreement and the Agent (without duplication) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payments under applicable Law. Subject to applicable Law, and without limiting the foregoing, the applicable withholding party may sell a portion of the Outdoor Products Common Stock otherwise payable to any Person pursuant to this Agreement in order to make any deduction or withholding that is required to be made under applicable Law with respect to amounts payable to such Person; provided that the applicable withholding party shall only do so to the extent any required deduction or withholding cannot be satisfied by deducting or withholding from the cash portion of the Merger Consideration to which such Person is otherwise entitled. Amounts deducted and withheld pursuant to this Section 2.06 and paid over to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub, jointly and severally, represent and warrant to Company and Outdoor Products that, except as disclosed in the manner contemplated in Section 9.06, in the letter, dated as of the date of this Agreement, from Parent to Company (the “Parent Disclosure Letter”):

Section 3.01. Organization, Standing and Power.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted. Parent has made available to Company true and complete copies of the certificate or articles of incorporation and bylaws or comparable organizational documents of Parent and Merger Sub, as amended through, and in full force and effect as of, the date of this Agreement, and neither Parent nor Merger Sub are in violation of any provision of its certificate or articles of incorporation or bylaws or comparable organizational documents, other than such violations that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Each of Parent and Merger Sub is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 3.02. Ownership and Operations of Merger Sub.

(a) All the issued and outstanding capital stock of Parent is indirectly owned by Guarantor and all the issued and outstanding capital stock of Merger Sub is owned beneficially and of record by Parent, free and clear of all Liens, except for (i) Liens created by this Agreement, (ii) Liens arising in connection with the Financing or (iii) transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Law.

(b) Each of Parent and Merger Sub was organized solely for the purpose of entering into this Agreement, the other Transaction Documents to which it is or will be a party and consummating the Merger Transactions and has not engaged in any activities or business, and has incurred no Liabilities, in each case, other than those incident or relating to the Financing or otherwise in connection with its formation, organization and the negotiation, evaluation, preparation or execution of this Agreement, the other Transaction Documents to which it is or will be a party, the performance of its obligations, covenants and agreements hereunder and thereunder and the consummation of the Merger Transactions.

Section 3.03. Authority; Execution and Delivery; Enforceability.

(a) Each of Parent and Merger Sub has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Merger Transactions. The execution and delivery by each of Parent and Merger Sub of each Transaction Document to which it is or is contemplated to be a party and the consummation by each of Parent and Merger Sub of the Merger Transactions have been duly authorized by the Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Transaction Documents to which it is or is contemplated to be a party or the consummation of the Merger Transactions. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against Parent and Merger Sub in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Upon the execution and delivery by each of Parent and Merger Sub of each other Transaction Document to which it is or is contemplated to be a party and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) In resolutions adopted on or prior to the date of this Agreement, the Board of Directors of Parent has (i) determined that the Merger, upon the terms and subject to the conditions set forth herein, is fair to and in the best interests of Parent and its stockholders and (ii) approved and declared advisable this Agreement, each other Transaction Document to which Parent is or is contemplated to be a party and the Merger Transactions.

(c) In resolutions adopted on or prior to the date of this Agreement, the Board of Directors of Merger Sub has (i) approved and declared advisable this Agreement, each other Transaction Document to which it is or is contemplated to be a party and the Merger Transactions and (ii) resolved to recommend adoption of this Agreement to Parent, as the sole stockholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(d) The only vote or consent of holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement and the Merger is the affirmative vote of Parent in its capacity as the sole stockholder of Merger Sub, which adoption shall be provided by the written consent of Parent immediately following the execution of this Agreement.

(e) No vote or Consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger.

Section 3.04. No Conflicts; Governmental Approvals.

(a) The execution and delivery by each of Parent and Merger Sub of each Transaction Document to which it is a party does not, the execution and delivery by each of

Parent and Merger Sub of each Transaction Document to which it is contemplated to be a party will not, and the consummation by each of Parent and Merger Sub of the Merger Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under any provision of (i) the certificate or articles of incorporation, bylaws or comparable organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings, Consents and other matters referred to in Section 3.04(b), any Judgment or Law applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) No Governmental Approval is required to be obtained or made by or with respect to Parent, Merger Sub or the Equity Financing Source in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Merger Transactions, other than (i) compliance with and filings and approvals under the HSR Act and the other Review Laws set forth in Section 3.04(b) of the Parent Disclosure Letter, (ii) the filing of the Certificate of Merger and any other filings or recordings required under the DGCL in connection with the Merger with the Secretary of State of the State of Delaware, (iii) CFIUS Approval, (iv) notices to be delivered pursuant to Sections 122.4(a) and 122.4(b) of the ITAR and (v) such other Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 3.05. Information Supplied. None of the information supplied or to be supplied by Parent, Merger Sub, Guarantor or the Equity Financing Source for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 or any other filing contemplated by Section 6.01 will, at the time each such document is filed with the SEC or any other Governmental Authority, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act (in the case of the Form S-4) or in the case of the Proxy Statement, at the date of mailing and at the date of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. No representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference in the Proxy Statement or the Form S-4 based on information supplied by or on behalf of Company and its Subsidiaries (including Outdoor Products and the Outdoor Products Subsidiaries) for inclusion or incorporation by reference therein.

Section 3.06. No Ownership of Company Capital Stock. Neither Parent, Merger Sub, Guarantor, the Equity Financing Source nor any “affiliate” or “associate” thereof (as defined in Section 203 of the DGCL) is or has been during the past three years an “interested stockholder” of Company as defined in Section 203 of the DGCL. Neither Parent, Merger Sub, Guarantor, the Equity Financing Source nor any “affiliate” or “associate” thereof (as defined in Section 203 of the DGCL) beneficially owns, directly or indirectly, or is the record holder of (or during the past three years has beneficially owned, directly or indirectly, or been the record holder of), and is not (and during the past three years has not been) a party to any agreement (other than this Agreement and the other Transaction Documents), arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of Company Common Stock or any option, warrant or other right to acquire any shares of Company Common Stock.

Section 3.07. Certain Arrangements. Other than the Transaction Documents and the Confidentiality Agreement, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between (a) Parent, Merger Sub, Guarantor, the Equity Financing Source or any of their Affiliates, on the one hand, and any member of Company’s management or Board of Directors or any beneficial owner of shares of Company Common Stock, on the other hand, that relate in any way to Company, any of its businesses or Subsidiaries, or the Transactions or (b) Parent, Merger Sub, Guarantor, the Equity Financing Source or any of their Affiliates, on the one hand, and any stockholder of the Company, on the other hand, pursuant to which such stockholder would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or pursuant to which such stockholder agrees to vote to approve the Merger or agrees to vote against or otherwise oppose any Company Superior Proposal.

Section 3.08. Financing. Parent has delivered to Company true and complete copies of the fully executed debt commitment letters and Redacted Fee Letters, each dated on or about the date of this Agreement (collectively, together with all exhibits, schedules and annexes thereto, the “Debt Financing Commitments”) among Guarantor and the persons identified therein (together with any persons that become a party thereto after the date of this Agreement in accordance with the terms and conditions thereof, the “Debt Financing Sources”), pursuant to which each of the lenders party thereto has committed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein (together with any term loans or debt securities issued in lieu of the bridge loan facility contemplated by the Debt Financing Commitments, the “Debt Financing”) for the purpose of, among other things, funding the Subscription Amount and any other amounts required to be paid by Parent or Merger Sub pursuant to this Agreement or the Subscription Agreement at the Closing. Parent has also delivered to Company a true and complete copy of the fully executed equity commitment letter, dated as of the date of this Agreement (the “Equity Financing Commitment” and, together with the Debt Financing Commitments, the “Financing Commitments”), from the person identified therein (together with any persons that become a party thereto after the date of this Agreement in accordance with the terms and conditions thereof, the “Equity Financing Source” and, together with the Debt Financing Sources, the “Financing Sources”), reflecting such person’s commitment to provide to Guarantor at the Closing the cash amount set forth therein, subject to the terms and conditions thereof (the “Equity Financing” and, together with the Debt Financing, the “Financing”). Each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Guarantor and, to the knowledge of Parent, the other parties thereto, enforceable against each such party in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). The Financing Commitments have not been amended, supplemented or otherwise modified in any respect, and to the knowledge of Parent, no amendment or modification to, or withdrawal, termination or rescission of, the Financing Commitments is currently contemplated (except to the extent amended, supplemented, modified or replaced in a manner not prohibited by the terms of this

Agreement), and the commitments contained in the Financing Commitments have not, to the knowledge of Parent, been withdrawn, reduced or rescinded in any respect. No event has occurred that, with or without notice, lapse of time or both, constitutes or would reasonably be expected to constitute a material default or breach on the part of Guarantor or any of its Affiliates or, to knowledge of Parent, any other parties thereto, under any term or condition of the Financing Commitments, and, to the knowledge of Parent, no reasonable basis exists to believe that any term or condition precedent to the funding of any of the Financing set forth in the applicable Financing Commitments will not be satisfied on a timely basis, or that any portion of the Financing to be made thereunder will otherwise not be available to Parent on a timely basis to consummate the Transactions at the time required pursuant to the Transaction Documents. Parent or its applicable Affiliate has fully paid or caused to be paid any and all commitment fees or other fees required by the Financing Commitments to be paid thereunder on or prior to the date of this Agreement. Assuming the satisfaction of the conditions set forth in the Financing Commitments and the satisfaction of the closing conditions set forth in Article VII of this Agreement, the aggregate proceeds contemplated by the Financing Commitments, when funded in accordance with the Financing Commitments, together with the Other Sources, will provide Parent with funds sufficient to pay the Subscription Amount and any other amounts required to be paid by Parent or Merger Sub pursuant to this Agreement or the Subscription Agreement, in each case, at the Closing. The obligations to make the Financing available to Guarantor or its applicable Affiliate pursuant to the terms of the Financing Commitments are not subject to any conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date of this Agreement, there are no contracts or other agreements, arrangements or understandings (whether oral or written) to which Parent, Merger Sub, Guarantor, the Equity Financing Source or any of their respective Affiliates is a party related to the Financing other than as expressly contained in the Financing Commitments and delivered to Company on or prior to the date of this Agreement.

Section 3.09. Brokers. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan SE, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE IV

Representations and Warranties of Company

Company represents and warrants to Parent and Merger Sub that, except as disclosed (i) in the manner contemplated in Section 9.06, in the letter, dated as of the date of this Agreement, from Company to Parent (the “Company Disclosure Letter”) or (ii) in Company’s Annual Report on Form 10-K for the fiscal year ended April 1, 2021, or in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by Company and publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) filed subsequent to such Form 10-K but prior to the date of this Agreement (collectively, the “Filed SEC Documents”), other than in any disclosures in any such Filed SEC Document contained in the “Risk Factors”, “Statement Regarding Forward-Looking Information” and “Quantitative and Qualitative Disclosures About Market Risk” sections thereof or under similarly titled captions or sections thereof or other disclosure statements included therein that are cautionary, predictive or forward-looking in nature and not statements of historical fact; provided that nothing in the Filed SEC Documents shall be deemed to be disclosures against Section 4.01, Section 4.02 or Section 4.03:

Section 4.01. Organization, Standing and Power.

(a) Each of Company and Outdoor Products is duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Company and Outdoor Products has all requisite corporate power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted. Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of Company and Outdoor Products, in each case as amended through, and in full force and effect as of, the date of this Agreement, and Company is not in violation of any provision of its certificate of incorporation or bylaws, other than such violations that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole.

(b) Each Subsidiary of Company (other than Outdoor Products) is duly organized, validly existing and in good standing (or its equivalent status) under the Laws of the jurisdiction in which it is organized, except for any failure to be duly organized, validly existing and in good standing that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Each Subsidiary of Company (other than Outdoor Products) has all requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted, except for any failure to have such power and authority that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect. Company has made available to Parent true and complete copies of the certificate or articles of incorporation and bylaws or comparable organizational documents of each Company Subsidiary, in each case as amended through, and in full force and effect as of, the date of this Agreement, and no Company Subsidiary is in violation of any provision of its certificate or articles of incorporation, bylaws or comparable organizational documents, other than such violations that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole.

(c) Each of Company and each of its Subsidiaries is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 4.02. Company Subsidiaries; Equity Interests.

(a) Section 4.02(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each Company Subsidiary and its jurisdiction of organization and each other jurisdiction where such Company Subsidiary is qualified to conduct business (or the equivalent thereof), and the record owners of capital stock (or other equity) of each such Company Subsidiary. All the outstanding shares of capital stock of, or other equity or equity based or voting rights or interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and, in the case of shares of capital stock, non-assessable, and not subject to or issued in violation of any purchase option, put option, call option, right of first refusal, preemptive right, subscription right, warrant or any similar right under any provision of the Laws of the jurisdiction in which it is organized, its certificate of incorporation or bylaws or comparable organizational documents or any Company Material Contract, and are owned by Company or one of its Subsidiaries, free and clear of all Liens.

(b) Except for its interests in the Company Subsidiaries set forth in Section 4.02(a) of the Company Disclosure Letter and the Outdoor Products Subsidiaries, as of the date of this Agreement, Company does not own, directly or indirectly, any capital stock of, or other equity based or voting rights or interest in, any Person.

Section 4.03. Capital Structure of Company.

(a) As of the date of this Agreement, the authorized capital stock of Company consists of 500,000,000 shares of Company Common Stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock”). As of October 6, 2023 (the “Capitalization Date”), (i) 58,066,969 shares of Company Common Stock were issued and outstanding, (ii) 5,897,470 shares of Company Common Stock were held by Company in its treasury, (iii) 725,023 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans, of which (A) 42,860 shares were issuable upon exercise of outstanding Company Options, (B) 783,495 shares were issuable upon vesting of outstanding Company RSUs, (C) 40,127 shares were issuable upon settlement of outstanding Company DSUs and (D) 921,230 shares were issuable upon vesting of outstanding Company PSUs, assuming achievement of applicable goals and conditions at maximum performance levels, (iv) 826,834 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP, (v) no shares of Company Preferred Stock were issued and outstanding and (vi) no shares of Company Preferred Stock were held by Company in its treasury. All outstanding shares of Company Common Stock are, and all such shares which may be issued prior to the Effective Time in accordance with the terms of this Agreement will be when issued, duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, put option, call option, right of first refusal, preemptive right, subscription right, warrant or any similar right under any provision of the DGCL, the certificate of incorporation or bylaws of Company or any Company Material Contract. There are no bonds, debentures, notes or other indebtedness of Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock or stock of any Company Subsidiary may vote (“Voting Company Debt”). Except as set forth above, and the capital stock of, or other equity or voting interests in the Company Subsidiaries owned by Company or one of its Subsidiaries, as of the Capitalization Date, (A) there were no shares of capital stock of, or other equity or voting interests in, Company or any Company Subsidiary issued, reserved for issuance or outstanding and (B) there were no options, rights, warrants, convertible or exchangeable securities, “phantom” stock, performance awards, outstanding stock appreciation rights, dividend equivalent rights, rights to receive equity on a deferred basis or other equity rights, stock-based performance units, commitments, Contracts or undertakings of any kind to which Company or any of its Subsidiaries was a party or by which any of their respective properties or assets was bound (1) obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity securities of, or other equity or voting interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity or voting interests in, Company or any Company Subsidiary or any Voting Company Debt, (2) obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, right, warrant, security, commitment, Contract, arrangement or undertaking or (3) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Company Common Stock or the holders of the capital stock or any other equity of any Company Subsidiary (the items in clauses (A) and (B), collectively, “Company Securities”). From the Capitalization Date through the date of this Agreement, neither Company nor any of its Subsidiaries has issued any Company Securities, other than pursuant to the Company ESPP, Company Options, Company PSUs, Company RSUs or Company DSUs, in each case, which were outstanding as of the Capitalization Date. There are not any outstanding Contracts of any kind that obligate Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities.

(b) No Subsidiary of Company owns any shares of Company Common Stock. None of Company or any Subsidiary of Company is a party to any stockholder’s agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities, including the disposition, voting or dividends with respect to any Company Securities. The Company Common Stock is the only class of Company Securities registered under the Exchange Act.

(c) All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary are owned directly or indirectly, beneficially and of record, by Company or its Subsidiaries free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests) except transfer restrictions (i) of general applicability as may be provided under the Securities Act or other applicable securities Law or (ii) under the relevant organizational documents of such Subsidiary. Each outstanding share of capital stock or any other equity interest of each Subsidiary is free of preemptive rights and other rights obligating Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest or voting security in Company or any Subsidiary of Company (or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities).

Section 4.04. Authority; Execution and Delivery; Enforceability.

(a) Each of Company and Outdoor Products has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions to which it is a party. The execution and delivery by each of Company and Outdoor Products of each Transaction Document to which it is or is contemplated to be a party and the consummation by each of Company and Outdoor Products of the Transactions to which it is a party have been duly authorized by the respective Boards of Directors of Company and Outdoor Products, and except for the Company Stockholder Approval, no other corporate proceedings on the part of either Company or Outdoor Products are necessary to authorize the Transaction Documents to which it is or is contemplated to be a party or the consummation of the Transactions. Each of Company and Outdoor Products has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation, enforceable against each of Company and Outdoor Products in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). Upon the execution and delivery by each of Company and Outdoor Products of each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) In resolutions adopted on or prior to the date of this Agreement, the Board of Directors of Company has (i) determined that this Agreement is advisable and fair to and in the best interests of, Company and the stockholders of Company, and declared it advisable that Company enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving and declaring the advisability of this Agreement, each other Transaction Document to which Company is or is contemplated to be a party, and the consummation of Transactions to which it is a party, (iii) adopted resolutions, subject to Section 6.09(e), recommending that holders of Company Common Stock give the Company Stockholder Approval and (iv) directed that this Agreement be submitted to the stockholders of Company entitled to vote for adoption, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c) In resolutions adopted on or prior to the date of this Agreement, the Board of Directors of Outdoor Products has approved and declared advisable this Agreement, each other Transaction Document to which Outdoor Products is or is contemplated to be a party and the Transactions to which it is a party, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(d) The only vote or Consent of holders of any class or series of capital stock of Company necessary to approve the Transactions is the adoption of this Agreement by the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock represented and entitled to vote thereon at the Company Stockholders’ Meeting or any postponement, adjournment or recess thereof (the “Company Stockholder Approval”).

Section 4.05. No Conflicts; Governmental Approvals.

(a) The execution and delivery by each of Company and Outdoor Products of each Transaction Document to which it is a party does not, the execution and delivery by each of Company and Outdoor Products of each Transaction Document to which it is contemplated to be a party will not, and the consummation by each of Company and Outdoor Products of the Transactions to which it is a party (and, in the case of the Separation, the consummation by their respective Subsidiaries that are parties to the Separation) and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any Company Assets under, any provision of (i) the certificate or articles of incorporation, bylaws or comparable organizational documents of Company or any Company Subsidiary, (ii) any Contract to which Company or any Company Subsidiary is a party, or by which any of their respective properties or assets or the Company Business is bound, relating to the Company Business or (iii) subject to the filings, Consents and other matters referred to in Section 4.05(b), any Judgment or Law applicable to Company or any Company Subsidiary or their respective properties or assets or the Company Business, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, has not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole.

(b) No Governmental Approval is required to be obtained or made by or with respect to Company or any of its Subsidiaries in connection with the execution, delivery and performance of any Transaction Document to which it is a party or the consummation of the Transactions, other than (i) compliance with and filings and approvals under the HSR Act and the other Review Laws set forth in Section 4.05(b) of the Company Disclosure Letter, (ii) the filing with the SEC of the Proxy Statement in definitive form, the filing with the SEC, and declaration of effectiveness under the Securities Act, of the Form S-4, and compliance with and such other filings under the Securities Act and the Exchange Act as may be required in connection with the Transactions, (iii) the filing of the Certificate of Merger and any other filings or recordings required under the DGCL in connection with the Merger with the Secretary of State of the State of Delaware, (iv) compliance by Company and Outdoor Products with the rules and regulations of the NYSE, (v) compliance with and filings and approvals under any applicable international, federal or state securities or “blue sky” Laws, (vi) CFIUS Approval, (vii) notices to be delivered pursuant to Sections 122.4(a) and 122.4(b) of the ITAR and (viii) such other Governmental Approvals, the failure of which to be obtained or made, individually or in the aggregate, has not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole.

Section 4.06. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Company has timely filed or furnished, as applicable, with the SEC all reports, certifications, prospectuses, amendments, schedules, forms, statements and other documents required to be filed by Company with, or furnished by Company to the SEC pursuant to the Securities Act or the Exchange Act since April 1, 2021 (collectively, the “Company SEC Documents”). As of its respective effective date (in the case of any Company SEC Document that is a registration statement filed pursuant to requirements of the Securities Act or the Exchange Act) and as of its respective SEC filing or furnishing date or, if amended or supplemented prior to the date hereof, the date of the filing of such amendment or supplement, with respect to the portion that is amended or supplemented (in the case of all other Company SEC Documents), each Company SEC Document complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Document, and none of the Company SEC Documents as of such respective dates (or, if amended or supplemented prior to the date of this Agreement, then on the date of the filing of the amendment or supplement, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, the Equity Financing Source or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 or any other filing contemplated by Section 6.01. Company has made available to Parent copies of all comment letters received by Company from the SEC in respect of reporting periods commencing on or after April 1, 2021, and relating to the Company SEC Documents, together with all written responses of Company thereto, other than such comment letters or responses available on EDGAR. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of Company included or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) were derived from the books of account and other financial records of Company and its Subsidiaries, (ii) present fairly in all material respects the financial position of Company and its consolidated Subsidiaries and the consolidated results of their operations and changes in cash flows as of the dates thereof and for the periods covered thereby (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments, none of which are expected to be material), (iii) were prepared in accordance with GAAP, applied in all material respects on a consistent basis during the periods covered thereby (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments, none of which are expected to be material) and (iv) meet the requirements of Regulation S-X in all material respects.

(c) Company has previously prepared (in accordance with the principles and procedures set forth in Section 4.06(c) of the Company Disclosure Letter) and made available to Parent (i) the unaudited balance sheet of the Company Business as at March 31, 2023 and the related unaudited statements of income for the fiscal year ended March 31, 2023 (collectively, the “Annual Company Business Financial Statements”) and (ii) the unaudited interim balance sheet of the Company Business as at June 25, 2023 (the “Interim Balance Sheet” and such date, the “Balance Sheet Date”) and the related unaudited interim statements of income for the three months ended June 25, 2023 (collectively, the “Interim Company Business Financial Statements” and, together with the Annual Company Business Financial Statements, the “Historical Company Business Financial Statements”).

(d) Subject to the principles and procedures set forth in Section 4.06(c) of the Company Disclosure Letter pursuant to which the Historical Company Business Financial Statements were prepared, the Historical Company Business Financial Statements (i) were derived from the books of account and other financial records of Company and its Subsidiaries and (ii) present fairly in all material respects the financial position of the Company Business and the results of operations as of the dates thereof and for the periods covered thereby (subject, in the case of the Interim Company Business Financial Statements, to normal year-end adjustments, none of which are expected to be material).

(e) Except as reflected or reserved against on the most recent consolidated balance sheet of Company included in the Company Financial Statements filed with the SEC prior to the date of this Agreement (together with the notes thereto, the “Company Balance Sheet”), neither Company nor any of its consolidated Subsidiaries has any Liabilities of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP (whether accrued, absolute, contingent or otherwise), except Liabilities (i) incurred after the Balance Sheet Date in the ordinary course of business (none of which are a Liability resulting from a breach of contract, infringement, misappropriation, tort, violation of Law or any Environmental Liability), (ii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iii) that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole. Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act or similar Contract where the purpose is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any of its Subsidiaries.

(f) (A) Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) Company has disclosed since April 1, 2021, to Company’s auditors and the audit committee of Company’s Board of Directors, (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the knowledge of Company, whether or not material, that involves management or other employees who have a significant role in Company’s internal control over financial reporting. Company has made available to Parent all such disclosures made by management to Company’s auditors and audit committee from April 1, 2021, to the date of this Agreement. Company’s principal executive officer and principal financial officer have made, with respect to the Company SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Company has not, since April 1, 2021, identified any material weaknesses in the design or operation of Company’s internal controls over financial reporting that have not been remediated in all respects. Neither Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g) Neither Company nor any Company Subsidiary has applied for or obtained a loan or second draw pursuant to the PPP.

Section 4.07. Information Supplied. None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Proxy Statement or the Form S-4 or any other filing contemplated by Section 6.01 will, at the time each such document is filed with the SEC or any other Governmental Authority, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act (in the case of the Form S-4) or in the case of the Proxy Statement, at the date of mailing and at the date of the

Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. The Form S-4 and the Proxy Statement will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act except that no representation or warranty is made by Company with respect to statements included or incorporated by reference therein based on information supplied in writing by or on behalf of Parent, Merger Sub, the Equity Financing Source or any of their respective Affiliates specifically for inclusion or incorporation by reference therein.

Section 4.08. Absence of Certain Changes or Events. Since the Balance Sheet Date through the date of this Agreement, (a) there has not been a Company Material Adverse Effect or any effect, change, event or occurrence that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, (b) except in connection with execution and performance of this Agreement, the other Transaction Documents or the Transactions, and the discussions and negotiations related thereto, the Company Business has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice, (c) Company and its Subsidiaries have not authorized, declared, set aside or paid any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of their respective equity interests or securities or otherwise made any payments to equityholders in their capacity as such and (d) Company and its Subsidiaries have not taken any action that, if such sections had been in effect from and after the Balance Sheet Date, would have constituted a breach of, or otherwise required the consent of Parent under, any of the covenants set forth in clauses (ii), (iii), (iv), (v), (vi), (vii), (x), (xii), (xiii), (xiv), (xv), (xvi) or (xvii) of Section 5.01(b) (or Section 5.01(b)(xxvi) with respect to any of the foregoing).

Section 4.09. Taxes.

(a) All material Tax Returns of or relating to Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary required to be filed have been timely filed and all such Tax Returns are true, correct and complete in all material respects.

(b) Company, each Company Subsidiary, Outdoor Products and each Outdoor Products Subsidiary have timely paid in full all material Taxes required to be paid by any of them (whether or not shown as due on any Tax Return).

(c) No Liens for Taxes (other than Company Permitted Liens) exist with respect to Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary, or any of their respective assets, and no outstanding claims for material Taxes have been asserted in writing to Company with respect to Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary.

(d) The Company Balance Sheet reflects an adequate reserve in accordance with GAAP for all Taxes payable by Company, each Company Subsidiary, Outdoor Products and each Outdoor Products Subsidiary (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items).

(e) No audit or other Action with respect to material Taxes or Tax Returns of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary

is currently in progress or has been threatened in writing. No deficiency for any material amount of Tax has been asserted or assessed by a Governmental Authority against Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary that has not been settled, paid or withdrawn.

(f) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary (i) in a period for which the statute of limitations for assessment of Tax (taking into account any waivers or extensions) has not expired, has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (or similar state, local or foreign Tax Return) other than such a group the common parent of which was Company or one of its Subsidiaries or (ii) has any material Liability for the Taxes of any Person other than Company or one of its Subsidiaries under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by assumption, by operation of Law or otherwise.

(g) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary is a party to or bound by any agreement or arrangement the primary purpose of which relates to Taxes (other than such an agreement or arrangement exclusively between or among Company and Company Subsidiaries).

(h) Within the past two years, none of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify in whole or in part for tax-free treatment under Code Section 355 or so much of Code Section 356 as relates to Code Section 355 (or any similar provisions of state, local or foreign Law).

(i) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary has “participated” in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(j) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary has waived or extended any statute of limitations relating to any material Tax or material Tax Return, which waiver or extension is currently in effect, and no extension of time within which to file any material Tax Return of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary is currently in effect (other than any extension of the time to file a Tax Return obtained in the ordinary course).

(k) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the applicable Transactions from qualifying for the Intended Tax Treatment.

(l) No claim has been made in writing to Company by a Governmental Authority in a jurisdiction where Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary does not file Tax Returns that Company, such Company Subsidiary, Outdoor Products or such Outdoor Products Subsidiary is or may be subject to taxation by or required to file a Tax Return in that jurisdiction.

(m) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary is subject to taxation in any country, other than the country in which it was organized, by virtue of having a permanent establishment (within the meaning of an applicable income Tax treaty) or other fixed place of business in such other country.

(n) Company, each Company Subsidiary, Outdoor Products and each Outdoor Products Subsidiary have withheld and timely paid to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, client, creditor, customer or other Person and have complied in all material respects with all related reporting requirements in respect of the matters described in the foregoing clause.

(o) None of Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar agreement under state, local or foreign Law) executed prior to the Closing, (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any similar transaction or account under state, local or foreign Law) entered into or created prior to the Closing or recapture under Treasury Regulations Section 1.1503(d)-6 of dual consolidated losses that arose in a taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) installment sale or open transaction disposition made prior to the Closing, (v) prepaid amount received or deferred revenue accrued prior to the Closing, (vi) election under Section 965(h) of the Code, (vii) “global intangible low-taxed income” within the meaning of Section 951A of the Code attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date or (viii) “subpart F income” within the meaning of Section 952 of the Code accruing on or prior to the Closing Date.

(p) A “domestic use election” has been made (pursuant to Treasury Regulations Section 1.1503(d)-6) with respect to any dual consolidated loss of Outdoor Products or any Outdoor Products Subsidiary in any Pre-Closing Tax Period (as defined in the Separation Agreement).

(q) No private letter rulings, technical advice memoranda, or similar rulings by, or agreements with, a Governmental Authority have been requested, entered into or issued with respect to the Company, any Company Subsidiary, Outdoor Products or any Outdoor Products Subsidiary.

(r) Neither Company nor Outdoor Products is or will have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(s) Each of Company, the Company Subsidiaries, Outdoor Products and the Outdoor Products Subsidiaries has complied in all material respects with all escheat and unclaimed property Laws.

Section 4.10. Employee Benefits Matters.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of each material Company Benefit Plan. With respect to each material Company Benefit Plan, Company has made available to Parent true and complete copies of (i) such Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof), (ii) the most recent annual report on Form 5500 filed with respect to each such Company Benefit Plan (and all schedules and attachments thereto, if any such report was required), (iii) the most recent summary plan description for each such Company Benefit Plan for which such summary plan description is required, (iv) the most recent actuarial valuation report, if any, for each such Company Benefit Plan, (v) the most recent determination, advisory or opinion letter received from the IRS for each such Company Benefit Plan (if applicable) and (vi) all material correspondence with a Governmental Authority relating to such Company Benefit Plan since April 1, 2019.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (i) the Company Benefit Plans are and have been established, maintained, funded, operated, and administered in all respects in compliance with their terms and applicable Law, (ii) all contributions, reimbursements, distributions, and premium payments with respect to each Company Benefit Plan that are required to be made have been timely made or paid in accordance with the Company Benefit Plan’s terms and in compliance with applicable Laws, or have been properly accrued on Company’s audited financial statements and (iii) there are no pending or, to the knowledge of Company, threatened Actions or claims on behalf of or relating to a Benefit Plan (other than routine claims for benefits thereunder).

(c) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (i) no Company Benefit Plan that is an “employee welfare benefit plan”, as described in Section 3(1) of ERISA (each, a “Company Welfare Benefit Plan”), is funded or insured through a “welfare benefits fund”, as such term is defined in Code Section 419(e), (ii) each Company Welfare Benefit Plan that is a “group health plan”, as such term is defined in Code Section 5000(b)(1), complies with the applicable requirements of Code Section 4980B(f), (iii) each Company Welfare Benefit Plan (in each case including any such plan covering retirees or other former employees) may be amended or terminated without Liability to any member of the Company Group, other than for claims incurred prior to the date of such termination, on or at any time after the Effective Time and (iv) no Company Benefit Plan provides health or life insurance benefits after termination of employment, except as required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and where the premium cost of coverage thereof is borne entirely by the former employee (or his or her eligible dependents).

(d) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, no Controlled Group Liability has been incurred by Company or any Company Subsidiary nor do any circumstances exist that would reasonably be expected to result in Controlled Group Liability for any of Company or any Company Subsidiary following the Closing.

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or Section 4204 of ERISA and (ii) no Company Benefit Plan is, and no member of the Company Group has any Liability with respect to, a (A) Multiemployer Plan or (B) plan that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

(f) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is an “employee pension benefit plan”, as defined in Section 3(2) of ERISA (each, a “Company Pension Benefit Plan”), and that is intended to be tax qualified has been the subject of favorable determination letters from the IRS with respect to all Tax Law changes with respect to which the IRS has provided a current favorable determination letter to the effect that such Company Pension Benefit Plans are qualified and exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code, respectively, and no such determination letter has been revoked nor, to the knowledge of Company, has revocation been threatened, and no condition exists that would adversely affect or result in the revocation of any such determination or cause the imposition of any Liability, penalty or Tax under ERISA or the Code with respect to such determination.

(g) No Company Pension Benefit Plan had, as of the respective last annual valuation date for such Company Pension Benefit Plan, an “unfunded benefit liability”, as such term is defined in Section 4001(a)(18) of ERISA, based on actuarial assumptions that have been made available to Parent, and, to the knowledge of Company, there has been no material adverse change in the financial condition of any Company Pension Benefit Plan since its last such annual valuation date. No Company Pension Benefit Plan or any trust established thereunder has failed to satisfy the “minimum funding standards” (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the last day of the most recently ended fiscal year of such Company Pension Benefit Plan, except for instances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(h) None of Company or any Company Subsidiary or, to the knowledge of Company, any Company Employee or any trustee, fiduciary or administrator of any Company Benefit Plan, or any related trust, has engaged in a “prohibited transaction”, as such term is defined in Section 406 of ERISA or Code Section 4975, or any other breach of fiduciary responsibility that would reasonably be expected to subject Company, any Company Subsidiary or any Company Employee to the Tax or penalty on prohibited transactions imposed by such Code Section 4975 or to any liability under Section 502(i) or 502(1) of ERISA. No Company Benefit Plan or related trust has been terminated, nor has there been any “reportable event”, as such term is defined in Section 4043 of ERISA, with respect to any Company Benefit Plan during the last six years.

(i) The execution and delivery of each Transaction Document to which Company or any of its Subsidiaries is a party do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, either alone or in connection with any other event, directly or indirectly (i) entitle any current or former Company Employee to any bonus, equity or equity-based, non-qualified compensation, severance, termination, retention, transaction, change in control or similar pay or benefits, (ii) accelerate the time of payment, funding or vesting or trigger any payment (whether in cash, property or the vesting of property) or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or trigger any other obligation pursuant to, any Company Benefit Plan, (iii) result in any breach or violation of, or a default under, any Company Benefit Plan, or (iv) result in any payment that could be considered an “excess parachute payment” within the meaning of Section 280G of the Code. None of Company or any Company Subsidiary is a party to or has any obligation under any Company Benefit Plan to gross-up or indemnify any person for excise Taxes payable pursuant to Section 409A or 4999 of the Code.

(j) Each Company Benefit Plan that is subject to Section 409A or Section 457A of the Code has been administered in compliance with its terms and Section 409A or Section 457A of the Code, as applicable (including the operational and documentary requirements thereof) and all applicable regulatory guidance thereunder (including, notices, rulings and proposed and final regulations). No payment to be made under any Company Benefit Plan is, or to the knowledge of Company, will be, subject to additional Taxes under Section 409A(a)(1) or Section 457A(c) of the Code.

(k) Section 4.10(k) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a complete and accurate list of each outstanding Vista Outdoor Equity Award granted under a Company Equity Plan specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject thereto (assuming achievement of any applicable performance criteria at the maximum level), (iii) the grant date thereof, (iv) the exercise price thereof and (v) the expiration or vesting date thereof, in each case to the extent applicable.

(l) Company has not issued any Vista Outdoor Option that has an exercise price that is less than the “fair market value” of the underlying shares on the date of grant, as determined for financial accounting purposes under GAAP. Each Vista Outdoor Equity Award is evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such outstanding award agreements may differ from such provided forms with respect to certain provisions thereof, but no such different provisions shall impose on Parent any continuing obligations after the Closing. Each Company Equity Award may, by its terms, be treated in accordance with Section 2.04. Each Outdoor Products Equity Award may, by its terms, be treated in accordance with Article VI of the Employee Matters Agreement.

Section 4.11. Labor Matters.

(a) Neither Company nor any of the Company Subsidiaries is party to or bound by any collective bargaining agreement or any other Contract with any labor union or other labor organization or employee representative body, in each case, with respect to any Company Employee (each, a “Labor Agreement”) and no Company Employees are represented by any labor union or other labor organization or employee representative body with respect to their employment with Company or any Company Subsidiary.

(b) (i) Since April 1, 2020, through the date of this Agreement, (A) there have been no labor unions or works councils purporting to represent any Company Employees, nor to the knowledge of Company is there any pending or threatened application for certification of a collective bargaining agent seeking to represent any employees of Company or any Company Subsidiaries or any pending union or works council representation election and (B) there has not been nor is there threatened in writing or, to the knowledge of Company, orally threatened, any labor strike, work stoppage, organized slowdown, picketing or concerted refusal to work overtime by, or lockout of, any employees of Company or any Company Subsidiaries, or with respect to the Company Business, and (ii) since April 1, 2021, (A) Company has not received written notice or threat (or, to the knowledge of Company, oral notice or threat) of, and there has not been any pending unfair labor practice charges against Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Authority and (B) Company has not received written notice or threat (or, to the knowledge of Company, oral notice or threat) of, and there has not been any pending

Actions against Company or any Company Subsidiary or otherwise in connection with the Company Business, alleging violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee before the Equal Employment Opportunity Commission or any similar Governmental Authority responsible for the prevention of unlawful employment practices, or any Action alleging violation of applicable federal, state or local labor or employment Laws (including human rights Laws), except in the case of each of clauses (i)(A), (i)(B), (ii)(A) and (ii)(B), for any such matters that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole.

(c) (i) Except for instances of non-compliance that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, Company and the Company Subsidiaries are and have been in compliance with all applicable Laws relating to labor, employment, and employment practices, including all Laws respecting workers’ compensation, terms and conditions of employment, applicant and employee background checking, health and welfare, retirement or other savings or insurance contributions, plant closings and mass layoffs (including the WARN Act), worker classification (including the classification of exempt and non-exempt employees and of independent contractors), affirmative action, equal pay, worker safety, wages and hours, civil rights, equal employment opportunities, leaves of absence, disability rights or benefits, notice of termination, discrimination, retaliation, immigration (including Form I-9 requirements and any applicable mandatory E-Verify obligations), restrictive covenants, pay transparency, withholding of Taxes, collective bargaining and any other statutory or other obligations owed to employees under applicable Law and (ii) neither Company nor any of the Company Subsidiaries has any Liability, including under or on account of a Company Benefit Plan, arising out of the hiring of Persons to provide services to Company or any Company Subsidiary and treating such Persons as consultants or independent contractors and not as employees of Company or any Company Subsidiary.

(d) Since April 1, 2019, neither Company nor any Company Subsidiary has taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act, and no such action with respect to any Company Employees has been planned or announced. Neither the Company nor any Company Subsidiary has incurred any Liability under the WARN Act that remains unsatisfied.

(e) To the knowledge of Company, Company and the Company Subsidiaries have reasonably investigated all sexual harassment, discrimination and retaliation claims or other similar material allegations since April 1, 2019, against any current or former Company Employee at the level of vice president and above. Neither the Company nor any Company Subsidiary has, since April 1, 2019, entered into any settlement agreement with any current or former Company Employee at the level of vice president and above related to allegations of sexual harassment, sexual misconduct or employment discrimination. Neither the Company nor any Company Subsidiary has any Liability (accrued, contingent or otherwise) with respect to any current or former Company Employee at the level of vice president and above relating to acts of sexual harassment, sexual misconduct or employment discrimination.

(f) To the knowledge of Company, no Company Employee at the level of vice president and above has any plans to terminate his or her employment or relationship with Company or any of the Company Subsidiaries. To the knowledge of Company, there are no agreements between any Company Employee at the level of vice president and above and any other Person which would restrict, in any manner, such Company Employee’s ability to perform services for the Company Group following the Closing.

Section 4.12. Litigation. There is no Action pending or, to the knowledge of Company, threatened, in each case, by or against Company or any of its Subsidiaries relating to the Company Business that, individually or in the aggregate, has been, or would reasonably be expected to be, material to the Company Business, taken as a whole. There is no Judgment outstanding against Company or any Company Subsidiary or to which any of their respective properties or assets is subject relating to the Company Business that, individually or in the aggregate, has been, or would reasonably be expected to be, material to the Company Business, taken as a whole.

Section 4.13. Compliance with Applicable Laws; Permits.

(a) With respect to the Company Business and all Company Owned Real Property, Company and its Subsidiaries are, and since April 1, 2021 have at all times been, in compliance with all applicable Laws, except for instances of non-compliance that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole. With respect to the Company Business and all Company Owned Real Property, neither Company nor any of its Subsidiaries has received any written communication since April 1, 2021 from a Governmental Authority that alleges that Company or any of its Subsidiaries is not in compliance with any applicable Law, other than any alleged non-compliance that, individually or in the aggregate, has not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole. With respect to the Company Business and all Company Owned Real Property, Company and its Subsidiaries possess all Governmental Approvals necessary for their lawful conduct and use as currently conducted and used, except for any failure to have such Governmental Approvals that, individually or in the aggregate, has not, and would not reasonably be expected to be material to the Company Business, taken as a whole.

(b) Company and each Company Subsidiary has all Permits required to own, lease or operate their respective properties and assets and to conduct the Company Business as currently conducted and currently contemplated to be conducted, other than any Permits the absence of which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material to the Company Business, taken as a whole (collectively, “Company Group Permits”), which Company Group Permits are set forth on Section 4.13(b) of the Company Disclosure Letter. Except as is not and would not reasonably be expected to be material to the Company Business, (i) each Company Group Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Company Group Permit has been received by Company or a Company Subsidiary. Company and each Company Subsidiary is, and since April 1, 2021, has been, in compliance in all material respects with the terms of each Company Group Permit. To the knowledge of Company, no event or circumstance has occurred which would reasonably be expected to result in (x) the failure of Company or any Company Subsidiary to be in compliance with the terms of any Company Group Permit or (y) the revocation, suspension or non-renewal of any Company Group Permit.

(c) (i) Company and its principals, as defined by FAR 52.209-5 or other applicable agency regulations, have not been debarred or suspended or, to the knowledge of Company, proposed for debarment from participating in Government Contracts or Government Bids and (ii) to the knowledge of Company, no circumstances exist that would warrant the institution of any such debarment or suspension proceedings.

(d) Neither Company, any of the Company Subsidiaries, nor, to the knowledge of Company, any of their respective directors, officers, employees, representatives or agents, in each case, acting on behalf of Company or the Company Subsidiaries, has since April 1, 2018, directly or knowingly indirectly, in respect of Company, the Company Subsidiaries or the Company Business: (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made, offered, promised, or authorized any payment or gift of money or anything of value to or for the benefit of any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any government-owned or government-controlled entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization) or anyone else, in each case, for the purpose of securing any improper advantage or action to assist Company or any of the Company Subsidiaries in obtaining or retaining business for or with, or directing business to, any Person; or (iii) otherwise violated any applicable Anti-Corruption Laws. Company and the Company Subsidiaries have established and continue to maintain internal controls and procedures reasonably designed to ensure compliance with Anti-Corruption Laws. To the knowledge of Company, neither Company nor any of the Company Subsidiaries (nor any of their respective directors, officers, representatives, agents or employees) is or has been the subject of any enforcement actions, investigations, reviews, audits, notices, or inquiries by or disclosures to any Governmental Authority related to Anti-Corruption Laws, and no investigation, review, audit, notice, or inquiry by or disclosure to any Governmental Authority related to Anti-Corruption Laws is pending or, to the knowledge of Company, threatened.

(e) Neither Company, any of the Company Subsidiaries, nor, to the knowledge of Company, any of their respective directors, officers, employees, representatives, or agents, in each case, acting on behalf of Company or the Company Subsidiaries, has since April 1, 2018, directly or knowingly indirectly, in respect of Company, the Company Subsidiaries or the Company Business, violated any applicable Global Trade Laws. Neither Company, any Company Subsidiary, nor, to the knowledge of Company, any of their respective directors, officers, employees, representatives or agents (i) is a Sanctioned Person, (ii) is or has been, nor is or has engaged in any business or dealings, directly or indirectly, with or for the benefit of, a Sanctioned Person or in a Sanctioned Country in violation of Global Trade Laws, (iii) is or has been engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Global Trade Laws or (iv) is otherwise in violation of applicable Global Trade Laws, including valuation, classification, or duty treatment requirements of imported or exported merchandise, the eligibility requirements of imported or exported merchandise for favorable duty rates or other special treatment, sourcing requirements. Neither Company, the Company Subsidiaries, nor, to the knowledge of Company, any of their respective directors, officers, employees, representatives, or agents, in each case, acting on behalf of Company or the Company Subsidiaries, is or has been the subject of any investigations, notices, reviews, audits, or inquiries by or disclosures to any Governmental Authority related to Global Trade Laws, and no investigation, review, audit, notice or inquiry by or disclosure to any Governmental Authority related to Global Trade Laws is pending or, to the knowledge of Company, threatened. Company and the Company Subsidiaries have established and continue to maintain compliance policies, procedures, and practices reasonably designed to ensure compliance with Global Trade Laws.

(f) Neither Company, the Company Subsidiaries, nor, to the knowledge of Company, any of their respective directors, officers, employees, representatives, or agents, in each case, acting on behalf of Company or the Company Subsidiaries, has since April 1, 2021, directly or knowingly indirectly, in respect of Company, the Company Subsidiaries or the Company Business, violated any applicable federal, state and local laws governing or otherwise regulating the manufacture, marketing, distribution, registration, use, importation, transportation, purchase or other acquisition, possession or sale or other transfer of firearms, ammunition or explosives, including the Gun Control Act of 1968, (Chapter 44 of Title 18, United States Code), the National Firearms Act of 1934, (Chapter 53 of Title 26, United States Code), the Arms Export Control Act (22 U.S.C. § 2778), and the ITAR and other Laws (including public nuisance or similar Laws) relating to firearms, ammunition and explosives.

Section 4.14. Environmental Matters. Except for matters that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole:

(a) with respect to the Company Business, Company and its Subsidiaries are and, since April 1, 2021 (except for matters that have been fully and finally resolved) have been, in compliance with all Environmental Laws;

(b) since April 1, 2021, except for matters that have been fully and finally resolved, neither Company nor any of its Subsidiaries has received any written notice that alleges that, with respect to the Company Business, the Company Owned Real Property or the Company Leased Real Property, Company or any Subsidiary is in violation of, or has any liability under, or is required to take or omit to take any action under, any Environmental Law;

(c) Company and its Subsidiaries have obtained (or, in the case of a pending modification or expansion, have applied or plan to apply in a timely fashion for) and, since April 1, 2021, have been in compliance with all Environmental Permits necessary for the ownership, use and operation of the Company Business as currently conducted or as currently under modification or expansion in any material respect, and all such Environmental Permits are valid and in full force and effect;

(d) since April 1, 2021, Company and its Subsidiaries have not received any written notification from any Governmental Authority that any Environmental Permit that Company and its Subsidiaries are required to hold under Environmental Laws in connection with the operation of the Company Business is, or is reasonably expected to be, revoked, suspended or not renewed;

(e) other than as described in or accounted for in the most recent consolidated financial statements of Company filed with the SEC prior to the date of this Agreement, no material capital expenditures for facility works or upgrading are, to the knowledge of Company, necessary for the Company and its Subsidiaries to secure compliance with Environmental Laws or to maintain or obtain any Environmental Permits for the operation of the Company Business;

(f) there are no Actions pursuant to Environmental Law pending or, to the knowledge of Company, threatened, in each case, against Company or any of its Subsidiaries relating to the Company Business, the Company Owned Real Property or the Company Leased Real Property or otherwise, and, to the knowledge of Company, no environmental incident or violation has occurred which would reasonably be expected to give rise to such Actions;

(g) with respect to the Company Business, none of Company or its Subsidiaries (i) are subject to any Judgment pursuant to Environmental Law or (ii) have been subject to any Judgment pursuant to Environmental Law since April 1, 2021, as to which the Company or its Subsidiaries have any outstanding obligations;

(h) none of Company or its Subsidiaries are conducting, funding or liable for any cleanup or other remedial action in connection with any Release of Hazardous Materials (“Remedial Action”) at, on, under or from the Company Owned Real Property or the Company Leased Real Property, or any real property formerly owned, operated or leased by Company or its Subsidiaries in connection with the Company Business or any third-party site at which Company or its Subsidiaries has, in connection with the Company Business, disposed or arranged for the disposal of Hazardous Materials;

(i) neither Company nor its Subsidiaries has (i) stored, treated, handled or processed any Hazardous Materials at any Company Owned Real Property or Company Leased Real Property or (ii) with respect to the Company Business (as currently, or at any prior time, conducted), disposed of, arranged for the disposal of, Released or exposed any Person to any Hazardous Materials in the Environment, in the case of each of clauses (i) and (ii), that has resulted or would reasonably be expected to result in any obligation to conduct or fund any Remedial Action on the part of, or Action against, Company or any of its Subsidiaries under any Environmental Laws; and

(j) with respect to the Company Business, the Company Owned Real Property or the Company Leased Real Property, neither Company nor any of its Subsidiaries has contractually assumed or provided a specific indemnity with respect to any Liabilities of any other Person, in each case that would reasonably be expected to result in any obligation to conduct any Remedial Action on the part of, or Action against, Company or any of its Subsidiaries under Environmental Laws or relating to Hazardous Materials.

Section 4.15. Real Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property owned in fee simple by Company or any Company Subsidiary, or any right or option to acquire the same, in each case after giving effect to the Separation (collectively, in each case together with all buildings, structures, improvements and fixtures thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto, the “Company Owned Real Property”). After giving effect to the Separation, (i) Company or a Company Subsidiary will have good and insurable fee simple title to all Company Owned Real Property, in each case free and clear of all Liens other than Company Permitted Liens and (ii) there are no reversion rights, outstanding options or rights of first refusal or other preemptive rights in favor of any other Person to purchase, lease, occupy or otherwise utilize the Company Owned Real Property or any portion thereof or interest therein, in the case of each of clauses (i) and (ii), that would reasonably be expected to materially and adversely affect such Company Owned Real Property and no Person is occupying any Company Owned Real Property other than the Company and the Company Subsidiaries. There is no pending, or to the knowledge of the Company, threatened condemnation or eminent domain proceeding or similar proceedings with respect to any Company Owned Real Property. To the knowledge of Company, there is no uncured violation of any of the easements, covenants or restrictions affecting any Company Owned Real Property that would materially and adversely affect the use or the operation thereof as presently conducted.

(b) Section 4.15(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all real property and interests in real property ground leased, leased, subleased, licensed or otherwise occupied by Company or any Company Subsidiary, in each case after giving effect to the Separation (collectively, in each case together with all buildings, structures, improvements and fixtures thereon, the “Company Leased Real Property”). After giving effect to the Separation, Company or a Company Subsidiary will have good and valid title to the leasehold estates in all Company Leased Real Property, in each case free and clear of all Liens other than Company Permitted Liens. Company has made available to Parent a true and complete copy of each Lease Agreement under which the Company Leased Real Property is held (including all amendments thereto). There is no default under any such Lease Agreement by Company or any Company Subsidiary or, to the knowledge of Company, by any other party thereto, in each case that would reasonably be expected to materially and adversely affect the use of such Company Leased Real Property.

Section 4.16. Intellectual Property and Data Privacy.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property owned by Company or a Company Subsidiary after giving effect to the Separation (collectively, the “Company Registered Intellectual Property”). Company or a Company Subsidiary is the sole and exclusive owner of all material Company Registered Intellectual Property owned, or purported to be owned, by Company or a Company Subsidiary free and clear of all Liens other than Company Permitted Liens. Company or a Company Subsidiary owns or has (or following the consummation of the Separation will own or will have) the valid right to use all material Intellectual Property necessary to conduct the Company Business in all material respects in substantially the same manner as conducted by the Company and the Company Subsidiaries on the date of this Agreement and as of immediately prior to the Closing (collectively, the “Company Intellectual Property”), free and clear of all Liens other than Company Permitted Liens. The Company Registered Intellectual Property is subsisting and, to the knowledge of Company, valid and enforceable.

(b) Immediately following the Closing (taking into account the Separation and the other Transactions), and except with respect to any Intellectual Property licensed under the Transition Services Agreement or under Sections 9.02 and 9.03 of the Separation Agreement, Outdoor Products and the Outdoor Products Subsidiaries will not own any Intellectual Property necessary for the conduct of the Company Business.

(c) Except for those matters that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, (i) no Actions are pending or, since April 1, 2021, have been threatened in writing, or to the knowledge of Company, orally threatened, to the Company or the Subsidiaries, in each case against Company or any of the Company Subsidiaries by any Person relating to the

Company Business (A) claiming that Company or any of the Company Subsidiaries is infringing, diluting, misappropriating, or otherwise violating, or has infringed, diluted, misappropriated, or otherwise violated, any third-party Intellectual Property or (B) challenging the validity, ownership, patentability, enforceability, ability to register or use by Company or any of its Subsidiaries any Company Intellectual Property (including Actions before the United States Patent and Trademark Office or comparable foreign governmental authorities, but excluding office actions received during prosecution); (ii) to the knowledge of Company, the conduct of the Company Business, including the provision of products and services does not infringe, dilute, misappropriate or violate, and since April 1, 2021, has not, infringed, diluted, misappropriated, or otherwise violated any Intellectual Property of another Person; (iii) since April 1, 2021, none of Company or any of the Company Subsidiaries has filed any Action or threatened in writing any claim against any third Person alleging that such Person infringes, dilutes, misappropriates, or violates any Company Intellectual Property; and (iv) to the knowledge of Company, as of the date of this Agreement, no Person is infringing, diluting, misappropriating, or violating any Company Owned Intellectual Property.

(d) Except for those matters that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, all Persons, including past and present employees and contractors of Company and the Company Subsidiaries, who have contributed to or participated in the conception or development of any material Company Owned Intellectual Property have entered into valid and enforceable written proprietary rights agreements with Company or a Company Subsidiary pursuant to which such Persons assign ownership of all their rights in such Intellectual Property exclusively to Company or its applicable Subsidiary and agree to maintain the confidentiality of such Intellectual Property. To the knowledge of Company, no such Person is in breach of such agreements.

(e) Company and its Subsidiaries have taken commercially reasonable steps to preserve, protect, and enforce all material Company Owned Intellectual Property, and maintain the confidentiality of all material confidential Company Intellectual Property, including material confidential and proprietary Know-How included in the Company Intellectual Property, and to comply with all duties to protect confidential information provided to Company or a Company Subsidiary by another Person.

(f) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the IT Systems used by Company and each of the Company Subsidiaries operates and performs in all respects as required to permit Company and Company Subsidiaries to conduct the Company Business as currently conducted, and Company and each of the Company Subsidiaries owns or otherwise has the right to use all such IT Systems, (ii) Company and the Company Subsidiaries have taken reasonable actions necessary and in accordance with industry standards and legal requirements to protect the security, and integrity of the IT Systems used by Company and each of the Company Subsidiaries and the data stored or contained therein or transmitted thereby; and since April 1, 2021, there has not been any failure with respect to any of the IT Systems used by Company and each of the Company Subsidiaries that has not been remedied or replaced in all respects, (iii) Company and the Company Subsidiaries have implemented and maintained disaster recovery and business continuity measures, and (iv) to the knowledge of Company, the IT Systems used by Company and each Company Subsidiary are free from surreptitious computer code or instructions designed to disrupt, disable, harm or provide unauthorized access to such IT Systems.

(g) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) Company and the Company Subsidiaries are in compliance with all Privacy and Data Security Requirements; (ii) to the knowledge of Company, since April 1, 2021, there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to, or unauthorized acquisition, modification, disclosure or corruption of any Personal Information in Company’s or any of the Company Subsidiaries’ possession; (iii) as of the date of this Agreement, neither Company nor any of the Company Subsidiaries has received any written notice of any claims, investigations (including investigations by any Governmental Authority), or alleged violations of any Data Privacy Law; and (iv) to the knowledge of Company, no investigations by any Governmental Authority regarding the Processing of Personal Information by Company or any Company Subsidiary are pending. Company and the Company Subsidiaries do not engage in the sale, as such term defined by applicable Law, of Personal Information.

Section 4.17. Material Contracts; Intercompany Contracts.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true and complete list of all Company Material Contracts in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” means any of the following Contracts, but excluding any Benefit Plan and Labor Agreement, to which Company or any Company Subsidiary is a party or by which any of their respective properties or assets or the Company Business is otherwise bound:

(i) any Contract that is or would be required to be filed as an exhibit to Company’s Annual Report on Form 10-K or is otherwise a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act);

(ii) any Contract that relates to the formation, creation, governance or control of any partnership, joint venture or similar arrangement, and any Contract for or relating to any investment in any other Person (whether through the acquisition of an equity interest, the making of a loan or advance or otherwise, but excluding extensions of trade credit in the ordinary course of business), in each case, that is material to the Company Business;

(iii) any Contract that relates to the acquisition or disposition of any business by Company or any Company Subsidiary (whether by merger or the sale of stock, other equity interests, assets or otherwise) for aggregate consideration in excess of $10,000,000 (A) relating to the Company Business that was entered into after April 1, 2021 or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to Company or any Company Subsidiary of more than $2,500,000 in the aggregate after the date hereof, other than with respect to which, following the Closing, neither Company nor any Company Subsidiary shall have any Liability, and in each case under clauses (A) and (B), excluding (x) acquisitions or dispositions of Inventory, supplies, materials or products in the ordinary course of business and (y) dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Company Business;

(iv) any Contract with respect to Indebtedness or guarantees of any such Indebtedness with a principal amount or aggregate revolving commitment in excess of $200,000,000 or is secured by a mortgage or deed of trust on any Company Owned Real Property, other than any such Contract (i) solely between or among members of the Company Group, (ii) solely between or among members of the Outdoor Products Group or (iii) with respect to which, following the Closing, neither Company nor any Company Subsidiary shall have any Liability;

(v) any Contract that obligates Company or any Company Subsidiary to make any capital expenditure in an amount in excess of $10,000,000 in any calendar year;

(vi) any Contract with a remaining term of two or more years from the date of this Agreement that requires annual payments in excess of $10,000,000 by the Company Business and that is not terminable at the option of Company or a Company Subsidiary by notice of 90 days or less at no cost to Company or any Company Subsidiary, other than Contracts relating to the acquisition or disposition of other businesses or Indebtedness, which are the subject of clauses (iii), and (iv) above, respectively;

(vii) any non-competition Contract or other Contract that purports to limit in any material respect either the type of business in which the Company Business may engage or the manner or geographic area in which the Company Business may be engaged in or which contains any material exclusivity provisions relating to the Company Business (in each case other than any Contract entered into in the ordinary course of business containing exclusive partnering arrangements with respect to one or more projects or bids);

(viii) any settlement, conciliation, or similar agreement (A) with any Governmental Authority, or (B) pursuant to which Company or any Company Subsidiary will have any material outstanding obligation after the date of this Agreement, and excluding, in each case under clause (A) or (B), any such agreements with respect to which, following the Closing, neither Company nor any Company Subsidiary shall have any Liability;

(ix) any Contract under which the Company or any Company Subsidiary grant “most-favored nation” rights to any third party, other than Contracts with such restrictions that are not material to the conduct of the Company Business taken as a whole;

(x) any Contract that grants rights of first refusal, rights of first offer, rights of first negotiation or other similar rights to any Person with respect to the sale (whether by merger or otherwise) of Company Securities or any material Company Assets;

(xi) any Contract under which Company or any Company Subsidiary has permitted any material Company Asset to become subject to any Lien (other than a Company Permitted Lien);

(xii) any Contract that constitutes an interest rate, currency or commodity derivative or other Contract relating to hedging, but excluding any such Contract with respect to which, following the Closing, neither Company nor any Company Subsidiary shall have any Liability;

(xiii) is a Contract (other than a purchase order) with (A) any of the top 10 largest customers of the Company Business, taken as a whole, based on the aggregate dollar value of sales made by the Company Business to such customer for the twelve-month period ended March 31, 2023 (the “Top Customers”) or (B) any of the top 10 largest commercial vendors of the Company Business, taken as a whole, based on the aggregate dollar value of purchases made by the Company Business from such vendor for the 12 months ended March 31, 2023 (the “Top Vendors”);

(xiv) any Government Contract relating to the Company Business providing for annual payments in excess of $10,000,000;

(xv) any Contract that provides for Company or any Company Subsidiary to make a payment upon a change of control of Company or any Company Subsidiary;

(xvi) any Contract that is a lease under which Company or any Company Subsidiary is lessor of, or permits any third party to hold or operate any, material personal property owned or controlled by Company or any Company Subsidiary and related to the Company Business;

(xvii) any Contract, except for the organizational documents of Company or any Company Subsidiaries, providing for indemnification of directors or officers of Company or any Company Subsidiary;

(xviii) any Lease Agreement; and

(xix) any license or other Contract (A) pursuant to which Company or one of its Subsidiaries is granted by a third-party Person a right to use any Intellectual Property that is material to the operation and conduct of the Company Business, (B) pursuant to which Company or one of its Subsidiaries grants to a third-party Person a right to use any material Company Intellectual Property, (C) relating to the ownership or development of material Company Intellectual Property, or (D) entered into in connection with the resolution of any claim or dispute related to Intellectual Property that is material to the operation and conduct of the Company Business, such as consent-to-use, covenant-not-to-sue, coexistence, concurrent use, or settlement agreements, except, in each case, (1) standard off-the-shelf software license agreements entered into in the ordinary course of business; (2) non-exclusive licenses granted in the ordinary course of business; (3) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; (4) confidentiality and non-disclosure agreements entered into in the ordinary course of business and on a standard form (or a substantially similar form) of Company or any of its Subsidiaries; and (5) proprietary rights agreements with employees or contractors on a standard form (or a substantially similar form) of Company or any of its Subsidiaries.

(b) Each of the Company Material Contracts that are required to be listed in Section 4.17(a) of the Company Disclosure Letter or that are entered into after the date of this Agreement is or will be in full force and effect (except to the extent any of them expires in accordance with its terms), and neither Company nor any of its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without notice, lapse of time or both, would constitute a default under the provisions of any Company Material Contract other than such defaults that, individually or in the aggregate, are not, or would not reasonably be expected to be, material to the Company Business, taken as a whole. True and complete copies of each written Company Material Contract, and a summary of each oral Company Material Contract, listed in Section 4.17(a) of the Company Disclosure Letter (in each case, including all substantive written modifications and amendments thereto) have been made available to Parent.

(c) Section 4.17(c) of the Company Disclosure Letter sets forth each material Contract between or among Outdoor Products or any Outdoor Products Subsidiary, on the one hand, and Company or any Company Subsidiary, on the other hand, in each case that is in existence as of the date of this Agreement (collectively, the “Intercompany Contracts”).

(d) Section 4.17(d) of the Company Disclosure Letter sets forth each Credit Support Instrument (as defined in the Separation Agreement).

Section 4.18. Government Contracts.

(a) Except for those matters that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect:

(i) the representations, certifications and warranties made by Company or any Company Subsidiary to the applicable Governmental Authority with respect to any material Government Contract entered into on or after April 1, 2021 or that otherwise has unfulfilled obligations, or with respect to any material Government Bid pending as of, or made after, the date of this Agreement, were accurate in all material respects as of their effective date, and Company has complied in all material respects with all such certifications;

(ii) since April 1, 2021, neither Company nor any Company Subsidiary has received written notice of any pending or, to the knowledge of Company, threatened Action brought by a Governmental Authority against Company or any Company Subsidiary relating to any material Government Contract or material Government Bid;

(iii) since April 1, 2021, neither Company nor any Company Subsidiary has made, nor to the knowledge of Company is Company or any Company Subsidiary required to make, any disclosure to a Governmental Authority, in connection with any material Government Contract or material Government Bid, under FAR Subpart 3.1003 or FAR 52.203-13; and

(iv) since April 1, 2021, neither Company nor any Company Subsidiary has (A) breached any Government Contract in any material respect, (B) been suspended or debarred from bidding on government contracts by a Governmental

Authority, (C) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract or (D) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform.

Section 4.19. Opinion of Financial Advisor.

(a) The Board of Directors of Company has received the opinion of Morgan Stanley & Co. LLC (“Morgan Stanley”), as financial advisor to Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Base Purchase Price, subject to adjustment as set forth in this Agreement and the Separation Agreement, to be received by the Company pursuant to this Agreement is fair from a financial point of view to the Company. Company will make available a true and complete copy of such opinion to Parent, for informational purposes only, after receipt of such opinion by the Board of Directors of Company.

(b) The independent members of the Board of Directors of Company and the Board of Directors of Company have received the opinion of Moelis & Company LLC (“Moelis”), as financial advisor to the independent members of the Board of Directors of Company, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Base Purchase Price set forth in the Merger Agreement is fair from a financial point of view to the Company. Company will make available a true and complete copy of such opinion to Parent, for informational purposes only, after receipt of such opinion by the independent members of the Board of Directors of Company and the Board of Directors of Company.

Section 4.20. Brokers. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley and Moelis, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company or any of its Subsidiaries.

Section 4.21. Tangible Personal Property. Except as, individually or in the aggregate, has not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, Company and the Company Subsidiaries have good and valid title to, or have good and valid leasehold interests in, or other rights to use, all material tangible personal property that is used in the conduct of the Company Business, free and clear of all Liens other than Company Permitted Liens, and such material tangible personal property is in good working order, reasonable wear and tear excepted.

Section 4.22. Product and Service Warranty and Liability; Safety.

(a) To the knowledge of Company, since April 1, 2021, (i) there has been no pattern of defects in the design, construction, manufacture, packaging or labeling of any product distributed by Company or any Company Subsidiary with respect to the Company Business and (ii) each product sold by Company or any Company Subsidiary with respect to the Company Business that is currently being used has been designed, constructed, manufactured, packaged, installed and labeled in compliance in all material respects with all applicable Laws, and neither Company nor any Company Subsidiary has received any written notice (or to the knowledge of Company, oral notice) of any alleged material noncompliance with any such applicable Law. To the knowledge of Company, there is no reasonable basis for any present or future Action against Company or any Company Subsidiary giving rise to any Liability arising out of or relating to (i) any product or service distributed, provided or sold by Company or any Company Subsidiary with respect to the Company Business, (ii) any material product liability or material warranty claims relating to the Company Business or (iii) any injury to individuals or property as a result of the ownership, possession, or use of any the products or services provided by the Company Business. Neither Company nor any Company Subsidiary has been required to file, and has not filed, a notification or other report with any Governmental Authority concerning actual or potential hazards with respect to any of the products sold by or services provided by Company or any Company Subsidiary with respect to the Company Business.

(b) Section 4.22(b) of the Company Disclosure Letter sets forth, since April 1, 2021, (i) an accurate description of any claim made or threatened in writing to the Company or any Company Subsidiary and that remains unresolved alleging deficiencies in the quality of products or services provided by Company or any Company Subsidiary with respect to the Company Business, in respect of which an amount with respect to such claim, individually or in the aggregate, exceeds $1,000,000 and would reasonably be expected to be payable to any customer of the Company Business to resolve such claim and (ii) an accurate list of any credits for alleged deficiencies in the quality of services provided by Company or any Company Subsidiary with respect to the Company Business, on an individual basis, issued by Company or any Company Subsidiary to any customer of the Company Business in the last three years in excess of $1,000,000 (excluding any administrative or billing credits).

(c) Except as would not reasonably be expected to have a Company Material Adverse Effect, there have been no product recalls, withdrawals or seizures with respect to any products manufactured, sold or delivered by Company or the Company Subsidiaries in the conduct of the Company Business.

Section 4.23. Insurance. Except as, individually or in the aggregate, has not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, (a) Company or the Company Subsidiaries own or hold policies of insurance, or are self-insured, in such amounts and against such risks customarily insured against by companies in similar lines of business as the Company Business, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, (c) no written notice of cancelation or modification has been received other than in connection with ordinary renewals, (d) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured under such insurance policies and (e) all premiums due and payable thereon have been paid in full. Section 4.23 of the Company Disclosure Letter sets forth all Specified Group Insurance Policies (as defined in the Separation Agreement).

Section 4.24. Top Customers and Top Vendors.

(a) Section 4.24(a) of the Company Disclosure Letter sets forth the names of the Top Customers. Since the Balance Sheet Date, no Top Customer has (i) ceased, or has given written, or, to the knowledge of Company, oral notice to Company that it intends to cease, to acquire, or to change in any material respect the terms or conditions under which it acquires, the services or products of the Company Business, or has substantially reduced or has given written, or, to the knowledge of Company, oral notice to Company that it intends to substantially reduce the frequency or volume of its acquisition of services and products of the

Company Business or (ii) given written or, to the knowledge of Company, oral notice to Company that it intends to (x) fail or refuse to renew any Company Material Contract to which it is a party or to (y) file for bankruptcy or voluntarily or involuntarily enter into insolvency proceedings under any state, federal or other jurisdictions. Company and the Company Subsidiaries are not, and since the Balance Sheet Date have not been, involved in any material Action or other material disagreement with any Top Customer.

(b) Section 4.24(b) of the Company Disclosure Letter sets forth the names of the Top Vendors. Since the Balance Sheet Date, no Top Vendor has (i) ceased, or has given written, or, to the knowledge of Company, oral notice to Company that it intends to cease, to provide, or to change in any material respect the terms or conditions under which it provides, services or products to Company and its Subsidiaries, or has substantially reduced or has given written, or, to the knowledge of Company, oral notice to Company that it intends to substantially reduce the frequency or volume of its provision of such services or products or (ii) given written or, to the knowledge of Company, oral notice to Company that it intends to (x) fail or refuse to renew any Company Material Contract to which it is a party or (y) to file for bankruptcy or voluntarily or involuntarily enter into insolvency proceedings under any state, federal or other jurisdictions. Company and the Company Subsidiaries are not, and since the Balance Sheet Date have not been, involved in any material Action or other material disagreement with any Top Vendor.

Section 4.25. No Shareholder Rights Agreement; Anti-Takeover Provisions. As of the date hereof, Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. Assuming the accuracy of the representations and warranties set forth in Section 3.06, no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law applies or will apply to Company pursuant to this Agreement or the Merger Transactions.

Section 4.26. Separation Agreement. Each of Outdoor Products and Company have entered into the Separation Agreement, attached hereto as Exhibit A, and no amendment or modification of the Separation Agreement in any material respect has been made other than as permitted under Section 5.01(b)(xxv).

Section 4.27. Sufficiency of Assets. The rights, properties and other assets of the Surviving Corporation and the Company Subsidiaries (excluding Company Intellectual Property) immediately following the Closing (taking into account the Separation and the other Transactions), together with all other rights of Parent and any of its Affiliates (including Company and the Company Subsidiaries) pursuant to the Transaction Documents immediately following the Closing, will constitute all of the rights, properties and other assets necessary to conduct the Company Business in all material respects in substantially the same manner as conducted by the Company and the Company Subsidiaries on the date of this Agreement and as of immediately prior to the Closing.

Section 4.28. Inventory. Except as reflected or reserved against on the Company Balance Sheet in accordance with GAAP or as would not be material to the Company Business, taken as a whole: (a) all inventories of Company or any Company Subsidiary with respect to the Company Business (the “Inventory”) consist of supplies, raw materials, work in progress and finished goods, all of which are merchantable and fit for the purpose for which they were procured or manufactured and conform in all material respects with all applicable specifications and warranties, (b) all of the Inventory is useable or saleable in the ordinary course of business, (c) none of the Inventory is slow-moving, obsolete, damaged or defective, (d) the quantities of each item of Inventory are not excessive and (e) none of the Inventory is held on consignment, or otherwise, by third parties.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01. Conduct of Business by Company.

(a) Except for matters set forth in Section 5.01 of the Company Disclosure Letter, otherwise expressly required, permitted or contemplated by this Agreement or any other Transaction Document, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct the Company Business in all material respects in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve the Company Business substantially intact, including using reasonable best efforts to maintain existing relationships with customers and suppliers.

(b) In addition, and without limiting the generality of the foregoing, except for matters set forth in Section 5.01 of the Company Disclosure Letter, otherwise expressly required, permitted or contemplated by this Agreement or any other Transaction Document, required by applicable Law or consented to in writing by Parent (such consent not to be unreasonably withheld, delayed or conditioned), from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:

(i) in the case of Company and the Company Subsidiaries (A) issue or sell any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants, puts, calls or options to purchase any shares of its capital stock or other equity or voting interests), other than, in each case, pursuant to Company Equity Awards or rights under the Company ESPP outstanding as of the date of this Agreement in accordance with their terms or granted following the date of this Agreement as permitted by this Agreement, (B) establish a record date for, approve, declare, set aside for payment or pay any dividends or make any other distributions in respect of its shares of capital stock or other equity interests, other than dividends and distributions by any wholly owned Subsidiary to its parent, (C) split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of capital stock or other equity interests, other than any such transaction by a wholly owned Subsidiary that remains a wholly owned Subsidiary after consummation of such transaction or (D) purchase, redeem or otherwise acquire or amend the terms of any shares of its capital stock or other equity interests or any rights, warrants, options or other equity awards to acquire, directly or indirectly, any such shares of capital stock or other equity interests other than, in each case, pursuant to the cashless exercise of Company Options, the forfeiture of, or withholding of taxes with respect to, Company Equity Awards or the purchase of shares of Company Common Stock under the Company ESPP;

(ii) in the case of Company and the Company Subsidiaries, amend its certificate or articles of incorporation or bylaws or comparable organizational documents, other than to change its name in accordance with the terms of any Transaction Document;

(iii) sell, transfer, acquire or dispose of, including by entering or terminating any lease with respect to, in a single transaction or a series of related transactions, direct or indirectly any interests in real property owned or leased by Company or any Company Subsidiary or otherwise used in the conduct of the Company Business (including, any Company Owned Real Property or any Company Leased Real Property), except for the expiration or renewal of any lease, in each case, in accordance with its terms;

(iv) create any Company Subsidiary that is not, directly or indirectly, wholly owned by the Company;

(v) with respect to Company or any Company Subsidiary, acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any partnership, corporation, joint venture, limited liability entity or other business organization or division thereof or any other Person, in each case that would be owned by Company or any Company Subsidiary after giving effect to the Separation and with a value or purchase price that, individually or in the aggregate, exceeds $50,000,000;

(vi) sell, transfer or otherwise dispose of, including by entering any license with respect to, in a single transaction or a series of related transactions, any tangible property or asset (other than, for the avoidance of doubt, sales, transfers or dispositions of Inventory in the ordinary course of business) of the Company Business with a value or purchase price that, individually or in the aggregate, exceeds $25,000,000, except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Company Business;

(vii) transfer, sell, assign, lease, exclusively license, cancel, abandon, fail to maintain or enforce, or allow to lapse or expire, or otherwise dispose of any material Company Intellectual Property owned by Company or a Company Subsidiary, or take any action or fail to take any action, if such action or failure to take any such action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any material Company Intellectual Property, in each case, except for the disposal of any Company Registered Intellectual Property at the end of its statutory life or non-exclusive licenses or sublicenses granted in the ordinary course of business;

(viii) modify in any material respect any of its policies related to Privacy and Data Security Requirements, or any administrative, technical or physical safeguards related to privacy or data security, of the Company or the Company Subsidiaries, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with Privacy and Data Security Requirements, or (D) as otherwise directed or required by a Governmental Authority;

(ix) in the case of Company and the Company Subsidiaries (A) with respect to the Company Employees, adopt, enter into, terminate, materially amend or modify, extend or renew any Labor Agreement or Company Benefit Plan, (B) increase the compensation or benefits of, or pay any bonus to, any former or current Company Employee, other than with respect to increases made in the ordinary course of business consistent with past practice for employees whose annual base salary would not exceed $200,000; provided, however, that subject to clause (I) below, the foregoing shall not restrict Company or any of its Subsidiaries from providing, or making available to, employees who are newly hired in the ordinary course of business compensation and benefit arrangements and Benefit Plans that are substantially consistent with the compensation and benefit arrangements and Benefit Plans previously provided or made available by Company or its applicable Subsidiary to newly hired employees in similar positions, (C) with respect to former or current Company Employees, take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (D) with respect to any former or current Company Employees, take any action to accelerate the vesting or payment of any compensation or benefits, (E) with respect to any former or current Company Employees, make any material determination under any Company Benefit Plan that is not in the ordinary course of business, (F) transfer the sponsorship of any Company Benefit Plan to any member of the Outdoor Products Group or accept the transfer of or retain (as applicable) the sponsorship or Liabilities relating to any Outdoor Products Benefit Plan, (G) grant any Company Equity Award, (H) grant to any Company Employee any new change in control, transaction, retention or other payments or benefits that could be triggered in connection with the consummation of the transactions contemplated hereunder, (I) hire or engage any Company Employee whose annual base salary would exceed $200,000 or (J) terminate any Company Employee (other than for cause as reasonably determined by Company) whose annual base salary exceeds $200,000, except in each case, (I) as required to ensure that any Benefit Plan in effect on the date hereof is not then out of compliance with applicable Law, (II) as expressly required pursuant to the terms of any Benefit Plan or applicable Law, (III) as expressly required by Article VI or the Employee Matters Agreement or (IV) to the extent all Liability for such action will, after the Separation, be assumed or retained by Outdoor Products or the Outdoor Products Subsidiaries;

(x) other than in the ordinary course of business, incur any Indebtedness, guarantee or otherwise become contingently liable for any Indebtedness of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except for (A) Indebtedness solely (i) between or among members of the Company Group or (ii) between or among members of the Outdoor Products Group, (B) Indebtedness incurred under or in respect of any Existing Credit Agreement, the Existing Notes or any other agreement or instrument existing as of the date of this Agreement, (C) foreign currency hedging arrangements on customary arms’ length commercial terms entered into in the ordinary course of business for bona fide commercial purposes and not for speculative purposes and which would not have fees or costs to unwind that would reasonably be expected to exceed $2,000,000 in the aggregate, (D) Indebtedness (i) that, following the Closing, will be an obligation of Outdoor Products or an Outdoor Products Subsidiary and (ii) with respect to which, following the Closing, neither Company nor any Company Subsidiary shall have any Liability and (E) any Indebtedness that is incurred to refinance any Indebtedness outstanding as of the date of this Agreement or any of the foregoing, to the extent the amount of such refinancing Indebtedness is not greater than the amount of Indebtedness being refinanced;

(xi) encumber or subject material Company Assets to any Liens other than Company Permitted Liens;

(xii) (A) make any loan, advance or capital contribution to, or investment in, any Person that, individually or in the aggregate, exceeds $10,000,000 (other than Contracts relating to acquisitions or Indebtedness, which are the subject of clauses (v) and (x) above, respectively) or (B) authorize or make any capital expenditure in an amount, individually or in the aggregate, in excess of $12,000,000 in any fiscal year, in the case of each of clauses (A) and (B), except as (1) in response to any bona fide casualty loss or property damage or (2) to the extent that any Liability for such action will, after the Separation, be assumed or retained in full by Outdoor Products or the Outdoor Products Subsidiaries;

(xiii) make any change in its financial accounting methods, principles and practices in effect on the Balance Sheet Date in any material respect, except as may be required by a change in GAAP after the date hereof, in each case, except to the extent such action relates only to Outdoor Products, the Outdoor Products Subsidiaries or the Outdoor Products Business and such action will, after the Separation, be assumed or retained in full by Outdoor Products or the Outdoor Products Subsidiaries;

(xiv) (A) make, change or revoke any material Tax election (including any “domestic use election” pursuant to Treasury Regulations Section 1.1503(d)-6), (B) file any material amended Tax Return, (C) settle or compromise any material Tax liability, (D) surrender any right to claim a material Tax refund, (E) waive or extend any statute of limitations relating to any material Tax or material Tax Return, (F) enter into any voluntary disclosure agreement or program with any Governmental Authority implicating any material Taxes, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar agreement under state, local or foreign Law) with respect to a material Tax liability or (H) change any material Tax accounting period or any method of Tax accounting, in each case, except to the extent such action relates only to Outdoor Products, the Outdoor Products Subsidiaries or the Outdoor Products Business;

(xv) adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization in relation to Company or any Company Subsidiary;

(xvi) adopt or implement any stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan, in each case that would prohibit, restrict or delay, or otherwise be applicable to, the Transactions;

(xvii) settle any Action with respect to the Company Business if such settlement would require any payment by Company or any Company Subsidiary in an amount in excess of $1,000,000 individually or $2,500,000 in the aggregate, or would obligate Company or any of its Subsidiaries to take any material action with respect to the Company Business, or impose any material restrictions on the Company Business;

(xviii) in the case of Company and the Company Subsidiaries, engage in any business other than the Company Business substantially as conducted as of the date hereof or the Outdoor Products Business;

(xix) amend, extend, renew or permit to lapse any material insurance policy held by Company or any of the Company Subsidiaries covering the Company Business, or enter into new insurance policies binding on the Company Business, except in either case on such terms and for such amounts as is consistent with past practice;

(xx) other than in the ordinary course of business (and, with respect to any existing Company Material Contract, in accordance with the existing terms of such Company Material Contract), or as otherwise permitted by the terms of this Section 5.01(b), enter into, amend, accelerate, cancel, fail to exercise an expiring renewal option, grant a material waiver under or modify in any material respect, terminate or transfer to any person other than a Company Subsidiary any Company Material Contract, or any Contract that would constitute a Company Material Contract if in effect as of the date of this Agreement;

(xxi) amend any engagement letter between the Company and any financial advisor listed in Section 4.20, or enter into a new engagement letter with any such financial advisor;

(xxii) transfer the employment of any individual to or from Company or a Company Subsidiary to or from Outdoor Products or an Outdoor Products Subsidiary, except in accordance with the Employee Matters Agreement;

(xxiii) amend, modify or terminate any Lease Agreement or take any action in material violation thereof other than the expiration or renewal thereof in each case in accordance with its terms;

(xxiv) enter into or amend any Contract or take any other action, if such Contract, amendment of a Contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;

(xxv) amend or otherwise modify the Separation Agreement in any material respect; or

(xxvi) authorize any of, or commit or agree to take any of, the foregoing actions.

Section 5.02. No Control of Company Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company Business prior to the Effective Time. Prior to the Effective Time, each of Company, Outdoor Products, Merger Sub and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses and operations.

Section 5.03. Notices. Company shall promptly deliver to Parent in writing notice and copies of (a) any notice of default or termination with respect to any Company Material Contract from the applicable counterparty thereto and (b) any notice of violation of Law affecting the Company Business from any Governmental Authority, in the case of each of clauses (a) and (b), (i) received by Company or any Company Subsidiary on or after the date of this Agreement and prior to the Closing Date and (ii) that would reasonably be expected to be material to the Company Business, taken as a whole; provided, however, that any failure of Company to comply with this Section 5.03 shall not be taken into account for purposes of determining whether the condition to the Closing set forth in Section 7.03(b) is satisfied.

ARTICLE VI

Additional Agreements

Section 6.01. Form S-4; Proxy Statement.

(a) As promptly as reasonably practicable following the date hereof and no later than 100 days after the date hereof, Outdoor Products shall prepare, and file with the SEC, a registration statement on Form S-4 to register under the Securities Act the Outdoor Products Common Stock to be distributed as Merger Consideration (the “Form S-4”), which Form S-4 shall also include a proxy statement to be sent to stockholders of Company relating to the Company Stockholder Approval (the “Proxy Statement”); provided that (i) Parent and its counsel shall be given a reasonable opportunity to review the Proxy Statement before it is filed, and (ii) Company and Outdoor Products will consider in good faith comments made by Parent and its counsel with respect to disclosure in the Proxy Statement of information concerning Parent, Merger Sub, Guarantor, the Equity Financing Source, the Debt Financing Sources or any of their respective Affiliates or describing the Financing or the Transactions. Each of Company and Outdoor Products shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to remain effective through the Closing Date. The parties shall cooperate in preparing and filing with the SEC the Proxy Statement and the Form S-4, in each case together with any necessary amendments or supplements thereto. Parent will furnish all information concerning Parent, Merger Sub, Guarantor, the Equity Financing Source, the Debt Financing Sources or any of their respective Affiliates as may be reasonably requested by Company and Outdoor Products in connection with the preparation, filing and distribution of the Proxy Statement and the Form S-4, in each case together with any necessary amendments or supplements thereto. Company and Outdoor Products shall promptly advise Parent of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement and the Form S-4 or for additional information and shall supply Parent with copies of all material correspondence with the SEC or its staff with respect to the Proxy Statement, the Form S-4, the Merger or any of the other Transactions, and the parties shall cooperate in preparing and submitting to the SEC or its staff responses related thereto. Each of Company and Outdoor Products shall use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement.

(b) If prior to the Effective Time, any event occurs with respect to Parent, Merger Sub, Guarantor, the Equity Financing Source or any of their respective Affiliates, or any change occurs with respect to other information supplied by or on behalf of Parent, Merger Sub, Guarantor, the Equity Financing Source, the Debt Financing Sources or any of their respective Affiliates for inclusion in the Proxy Statement or the Form S-4, in each case which is required to be described in an amendment of, or a supplement to, the Proxy Statement or Form S-4, Parent shall promptly notify Company of such event, and Parent, Company and Outdoor Products shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or Form S-4 (as applicable) and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s stockholders. Nothing in this Section 6.01(b) shall limit the obligations of any party under Section 6.01(a).

(c) If prior to the Effective Time, any event occurs with respect to Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by or on behalf of Company or any of its Subsidiaries for inclusion in the Proxy Statement or the Form S-4, in each case which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, Company shall promptly notify Parent of such event, and Company, Outdoor Products and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Form S-4 (as applicable) and, as required by Law, in disseminating the information contained in such amendment or supplement to Company’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

Section 6.02. Company Stockholders’ Meeting.

(a) Company shall, in accordance with the organizational documents of the Company, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (including any postponements, adjournments or recesses thereof, the “Company Stockholders’ Meeting”) for the purpose of obtaining the Company Stockholder Approval. Company shall (i) cause the Proxy Statement to be mailed to Company’s stockholders as reasonably practicable after the Form S-4 is declared effective under the Securities Act (and in any event within ten days of the date the Form S-4 is declared effective under the Securities Act), (ii) hold the Company Stockholders’ Meeting as soon as reasonable practicable after the Form S-4 is declared effective under the Securities Act and (iii) subject to Section 6.09(e), use its reasonable best efforts to solicit the Company Stockholder Approval. Company shall, through its Board of Directors, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Board of Directors of Company shall have made a Company Adverse Recommendation Change as permitted by Section 6.09(e). Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn, recess or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Action in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or (iv) for a single period not to exceed 15 Business Days and not to end within 10 Business Days of the End Date, to solicit additional proxies if Company reasonably believes it is necessary to obtain the Company Stockholder Approval.

Section 6.03. Access to Information; Confidentiality.

Subject to applicable Law and any applicable Judgment, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, upon reasonable written notice Company shall, and shall cause its Subsidiaries to, subject to applicable Law, afford Parent and its Representatives and its Financing Sources reasonable access during normal business hours to (i) Company and its Subsidiaries’ officers and employees and (ii) Company and its Subsidiaries’ facilities, properties, Contracts and Records; provided that Company and its Subsidiaries shall only be required to provide the access contemplated by clauses (i) and (ii) to the extent (A) such officers and employees are engaged in, or such facilities, properties, Contracts and Records relate to, the Company Business and

(B) such access is reasonably required in connection with the implementation of the Transactions; provided further that no Person shall be required to provide access of the type contemplated by this Section 6.03 if such access would unreasonably interfere with the business or operations of Company and its Subsidiaries. Notwithstanding anything to the contrary in this Section 6.03, no Person shall be required to provide access to information contemplated by this Section 6.03 (1) if such information constitutes proprietary customer or supplier information or (2) if the disclosure of such information is legally or contractually prohibited or would result in the loss of attorney client privilege; provided that, in the case of this clause (2), the withholding party first uses reasonable best efforts to provide such access in a manner that does not violate any such prohibition or would not result in the loss of any such privilege. All information exchanged pursuant to this Section 6.03, as well as all information provided to Parent pursuant to Section 6.09, shall be held by the parties as Evaluation Material, as such term is defined in the letter agreement, dated as of August 15, 2023, between Company and CSGM a.s. (the “Confidentiality Agreement”), and shall be subject to the Confidentiality Agreement.

Section 6.04. Required Efforts.

(a) On the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall (and shall cause each of their respective Affiliates to) use reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary or advisable under this Agreement, each other Transaction Document and applicable Law to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to (i) obtain all necessary or advisable Governmental Approvals and make all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and take all reasonable steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Authority, (ii) subject to the second sentence of Section 6.04(f), obtain all necessary or advisable Consents, (iii) defend against any Actions challenging this Agreement or any other Transaction Document or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed and (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Documents, other than, in the case of each of clauses (i) through (iv), with respect to registrations, filings and other Governmental Approvals relating to Review Laws and the DPA, which are the subject of Sections 6.04(b), 6.04(c), 6.04(d) and 6.04(f). In connection with and without limiting the foregoing, each of the parties hereto shall use reasonable best efforts to (A) ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement or any other Transaction Document and (B) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement or any other Transaction Document, use reasonable best efforts to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Documents. Each of the parties hereto shall keep the other parties hereto reasonably informed of its progress in obtaining any necessary or advisable Consents and Governmental Approvals pursuant to this Section 6.04(a).

(b) In furtherance and not in limitation of the foregoing, each of the parties hereto shall (and shall cause each of their respective Affiliates to) (i) file, or cause to be filed, as promptly as reasonably practicable after the date hereof, all notification and report forms that may be required under the HSR Act or other antitrust, competition or pre-merger notification or trade regulation or foreign direct investment Law (other than the DPA) or order of any jurisdiction (collectively, “Review Laws”) with respect to the Transactions; provided that (A) each of the parties hereto shall (and shall cause each of their respective Affiliates to) file, or cause to be filed, all notifications and report forms that may be required under the HSR Act and (B) Guarantor, Parent and Merger Sub shall (and shall cause each of their respective Affiliates to) file, or cause to be filed, the UK NSIA Notice, in the case of each of clauses (A) and (B), no later than 20 Business Days after the date hereof, (ii) use reasonable best efforts to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other applicable Review Law and (iii) subject to Sections 6.04(d) and 6.04(f), use reasonable best efforts to take or cause to be taken, all other actions, and to do, or cause to be done, all other things reasonably necessary or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable Review Laws and to obtain all Governmental Approvals under any Review Laws that may be required by any Governmental Authority with competent jurisdiction, so as to enable the parties hereto to consummate and make effective, in the most expeditious manner practicable, the Transactions. Each of the parties hereto shall (and shall cause each of their respective Affiliates to) use reasonable best efforts to cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority by any Person relating to any Review Laws in connection with the Transactions and in connection with any Action relating to any Review Laws in connection with the Transactions, and each of the parties hereto shall (and shall cause each of their respective Affiliates to) keep the other parties reasonably informed of its progress in obtaining any necessary or advisable Governmental Approvals relating to Review Laws in connection with the Transactions. Subject to applicable Law, and to the extent reasonably practicable, each of the parties hereto shall (and shall cause each of their respective Affiliates to) consult with the other parties hereto in advance with respect to any written materials submitted to any Governmental Authority by such party or its Affiliates, and, to the extent permitted by the applicable Governmental Authority and to the extent reasonably practicable, shall give the other parties hereto the opportunity to attend and participate in any meetings and conferences with Governmental Authorities, in each case in connection with the matters contemplated by this Section 6.04(b). Notwithstanding the foregoing in this Section 6.04(b), each of the parties hereto (and each of their respective Affiliates) may, as each reasonably deems necessary or advisable: (x) designate any competitively sensitive material provided to the others under this Section 6.04(b) as “outside counsel only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written consent is obtained in advance from the source of the materials; (y) redact documents and information as necessary to comply with contractual obligations, as necessary to avoid adversely impacting or jeopardizing any legal privilege or work product doctrine or as necessary to protect personal information; and (z) exclude the others from any meeting, conference, videoconference or telephone call (or portion thereof) with any Governmental Authority to the extent it addresses any matters related to any information of the nature contemplated by the foregoing clauses (x) and (y). None of the parties hereto shall (and each of the parties hereto shall cause each of their respective Affiliates not to) voluntarily extend any waiting period under the HSR Act or any other applicable Review Law or enter into any agreement with any Governmental Authority to delay or not to consummate the Transactions except with the prior written consent of the other parties (such consent not to be unreasonably withheld, delayed or conditioned).

(c) As promptly as reasonably practicable after the date hereof, each of the parties hereto shall (and shall cause their respective Affiliates to) (i) produce and submit to CFIUS a draft of a joint voluntary notice as contemplated by the DPA with respect to the Transactions (the “Joint Notice”) for the purpose of obtaining CFIUS Approval; (ii) reasonably cooperate with one another in order to (A) address and resolve any questions and comments received from CFIUS regarding the draft Joint Notice, (B) file a formal Joint Notice as contemplated by the DPA and (C) use reasonable best efforts to submit to CFIUS any information requested by CFIUS in connection with the CFIUS review (and, if applicable, investigation) of the Joint Notice within the timeframes set forth in the DPA (including any extensions granted in accordance with the DPA); and (iii) subject to Sections 6.04(d) and 6.04(f), use reasonable best efforts to take, or cause to be taken, all other actions, and do, or cause to be done, all other things necessary or advisable to obtain CFIUS Approval so as to enable the parties hereto to consummate and make effective, in the most expeditious manner practicable, the Transactions. Each of the parties hereto shall (and shall cause their respective Affiliates to) use reasonable best efforts to cooperate in all respects with each other in connection with any filing with or submission to CFIUS in connection with the Transactions. Subject to applicable Law, and to the extent reasonably practicable, each of the parties hereto shall (and shall cause their respective Affiliates to): (A) give each other prompt notice of any material substantive communication made to CFIUS in connection with the Transactions; (B) give each other the right to review in advance any filing made with, or substantive written material submitted to, CFIUS in connection with the Transactions (and consider in good faith the input of the others with respect thereto); (C) as promptly as possible notify each other of any substantive communication from CFIUS in connection with the Transactions; and (D) give each other an opportunity to attend each meeting, conference, videoconference or telephone call with CFIUS in connection with the Transactions (other than purely scheduling and administrative videoconferences or calls). Notwithstanding the foregoing in this Section 6.04(c), each of the parties hereto (and each of their respective Affiliates) may, as each reasonably deems necessary or advisable: (x) designate any competitively sensitive material provided to the others under this Section 6.04(c) as “outside counsel only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written consent is obtained in advance from the source of the materials; (y) redact documents and information as necessary to comply with contractual obligations, as necessary to avoid adversely impacting or jeopardizing any legal privilege or work product doctrine or as necessary to protect personal information; and (z) exclude the others from any meeting, conference, videoconference or telephone call (or portion thereof) with CFIUS to the extent it addresses any matters related to any information of the nature contemplated by the foregoing clauses (x) and (y). None of the parties hereto shall (and each of the parties hereto shall cause each of their respective Affiliates not to) withdraw or withdraw and re-file the Joint Notice without the prior written consent of the other parties hereto.

(d) Without limiting the foregoing, each of Guarantor, Parent and Merger Sub agrees to (and shall cause each of their respective Affiliates to) take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or advisable under this Agreement, each other Transaction Document and applicable Law to eliminate each and every impediment to obtaining all necessary or advisable Governmental Approvals, so as to enable the Closing to occur as promptly as practicable, and in any event no later than the End Date, including, subject to Section 6.04(f), (i) agreeing to conditions imposed or requested by any Governmental Authority and proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Guarantor, Parent, Merger Sub, the Equity Financing Source or any of their respective Affiliates or of Company or any of the Company Subsidiaries and (ii) accepting any operational restrictions (including through a voting trust agreement, proxy agreement or similar arrangement), or otherwise proposing, negotiating, taking or committing to take or not to take actions that limit any of Guarantor’s, Parent’s, Merger Sub’s, the Equity Financing Source’s or any of their respective Affiliates’ (including, after the Effective Time, the Surviving Corporation and its Subsidiaries’) freedom of action with respect to, or the ability of any of them to retain or freely operate, any of the assets, properties, licenses, rights, operations or businesses of Guarantor, Parent, Merger Sub, the Equity Financing Source or any of their respective Affiliates or of Company or any of the Company Subsidiaries, in each case as may be required in order to obtain all necessary or advisable Governmental Approvals or to avoid the entry of, or to effect the lifting, vacating or dissolution of, any order in any Action, which would otherwise have the effect of preventing, delaying or making it materially more difficult to consummate the Transactions.

(e) Parent and Merger Sub shall be responsible for all filing fees due in connection with any necessary or advisable Governmental Approval.

(f) Neither Company nor any of its Subsidiaries shall be required to, and Guarantor, Parent and Merger Sub shall not (and shall cause their respective Affiliates not to) without the prior written consent of Company, in connection with obtaining any Consents or Governmental Approvals hereunder, or in connection with otherwise complying with any provisions of this Agreement or any other Transaction Document, agree or consent to, or offer to agree or consent to, (A) the taking of any action or the imposition of any terms, conditions, limitations or standards of service the effectiveness or consummation of which is not conditional upon the occurrence of the Closing, (B) any amendments or modifications to any of the terms of this Agreement or any other Transaction Document or (C) any sale, divestiture or disposal of any of the assets, properties, rights or claims of the Outdoor Products Business (other than as expressly contemplated by the Separation Agreement) or any other action, restriction or limitation with respect to the Outdoor Products Business. Nothing in this Section 6.04 shall be construed to require Company or any of its Subsidiaries to pay any consideration to, or grant any accommodations to, any third party from whom any Consent or Governmental Approval is requested.

(g) Without limiting the generality of anything contained in this Section 6.04, each of the parties hereto shall (and shall cause their respective Affiliates to) (i) as promptly as reasonably practicable after the date hereof, prepare and file with DDTC a 60-day notice pursuant to Section 122.4(b) of the ITAR, (ii) use reasonable best efforts to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by DDTC in connection with such 60-day notice and (iii) within five calendar days after the Closing, prepare and file with DDTC a notification of changes pursuant to Section 122.4(a) of the ITAR.

Section 6.05. Directors’ and Officers’ Indemnification; Liability Insurance.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to advance expenses as incurred by, and indemnify, exculpate and hold harmless,

in each case, to the fullest extent permitted by applicable Law, the certificate or articles of incorporation, bylaws or comparable organizational documents of Company or any of its Subsidiaries as in effect on the date hereof, each present and former director, officer or employee of Company or any of its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any Liabilities incurred in connection with any threatened or actual Action, whether civil, criminal, administrative or investigative, whether arising before, at or after the Effective Time, arising out of, or pertaining to, the fact that such person is or was a director, officer or employee of Company or any of its Subsidiaries or is or was serving at the request of Company or any of its Subsidiaries as a director or officer of another Person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement or any other Transaction Document and the Transactions; provided, that in the case of advancement of expenses, any Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification pursuant to this Section 6.05. Without limiting the indemnification and other rights provided in this Section 6.05, all rights to indemnification and all limitations on liability existing in favor of the Company Indemnified Parties as provided in any indemnification agreement in existence on the date of this Agreement shall survive the Merger and shall continue in full force and effect to the fullest extent permitted by Law, and shall be honored by the Surviving Corporation and its Subsidiaries as if they were the indemnifying party thereunder, without any amendment thereto.

(b) For a period of six years after the Effective Time, Parent or the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that Parent or the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Company Indemnified Parties) with respect to claims against the Company Indemnified Parties arising from facts or events which occurred at or prior to the Effective Time (including the approval of this Agreement or any other Transaction Document and the Transactions); provided, however, that neither Parent nor the Surviving Corporation shall be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by Company and its Subsidiaries for such insurance (the “Premium Cap”), and, if such premiums for such insurance would at any time exceed the Premium Cap, then Parent or the Surviving Corporation shall cause to be maintained policies of insurance which, in Parent’s or the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent or Company may (and at the request of Parent, Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Company’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c) The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.05 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.05 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If Parent or the Surviving Corporation, or any of its successors or assigns, consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all its assets to any other entity or engages in any similar transaction, then in each case, Parent or the Surviving Corporation, as applicable, will cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, will expressly assume the obligations set forth in this Section 6.05.

Section 6.06. Fees and Expenses. Except as otherwise expressly provided in any Transaction Document, all fees and expenses incurred in connection with the Transactions shall be paid by the party incurring such fees or expenses.

Section 6.07. Public Announcements. Company and Outdoor Products, on the one hand, and Guarantor, Parent and Merger Sub, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and agreement, other than any press release or other public statement that only contains information and statements that have been previously approved by the parties pursuant to this Section 6.07, except as may be required by applicable Law or court process or by obligations pursuant to any listing agreement with any U.S. national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use reasonable best efforts to consult in good faith with the other parties before issuing any such press release or making any such public announcement. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed by the parties hereto.

Section 6.08. Section 16 Matters. Prior to the Effective Time, Company shall take all such steps as may be required to cause any acquisitions or dispositions of Company Common Stock (including derivative securities with respect thereto), in each case resulting from the Transactions, by each individual who is subject to Section 16 of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.09. Covenants of Company Regarding Non-Solicitation.

(a) Company agrees that, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, except as expressly permitted by this Section 6.09, Company shall not, and shall cause each of its Subsidiaries and its and their respective directors, officers and employees and shall direct its and their respective other Representatives not to, (A) solicit, initiate or knowingly assist, facilitate or encourage (including by providing information) any inquiries regarding, or the making or completion of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal or (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or afford any other Person access to the facilities, properties, Contracts and Records of Company and its Subsidiaries in connection with, or for the purpose of encouraging or facilitating, a Company Acquisition Proposal or any proposal that would reasonably be expected to lead to a Company Acquisition Proposal. Immediately following the date of this Agreement, Company shall, and shall cause its

Subsidiaries and its and their respective directors, officers and employees to, immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Company Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to lead to a Company Acquisition Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a potential Company Acquisition Proposal and immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 6.09(a) by any Representative of Company or its Subsidiaries shall constitute a breach of this Section 6.09(a) by Company.

(b) Notwithstanding anything contained in Section 6.09(a), if at any time prior to obtaining the Company Stockholder Approval, Company or any of its Representatives receives a bona fide Company Acquisition Proposal, which Company Acquisition Proposal did not result from any breach in any material respect of this Section 6.09, (i) Company may contact and engage in discussions with such Person or group of Persons making such Company Acquisition Proposal or its or their Representatives solely to clarify the terms and conditions thereof or to request that any Company Acquisition Proposal made orally be made in writing or to notify such Person or group of Persons or its or their Representatives of the provisions of this Section 6.09 and (ii) if the Board of Directors of Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that (A) such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then Company and its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Company Acquisition Proposal and furnish, pursuant to such Acceptable Confidentiality Agreement, information (including non-public information) with respect to Company and its Subsidiaries to the Person or group of Persons who has made such Company Acquisition Proposal; provided that Company shall, substantially simultaneously with any non-public information concerning the Company Business that was not previously provided to Parent or its Representatives being provided to such Person or group of Persons, provide such information to Parent and (y) subject to the execution of an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Company Acquisition Proposal.

(c) Company shall promptly (and in any event within 48 hours) notify Parent in writing in the event that Company or any of its Subsidiaries or its or their respective Representatives receives a Company Acquisition Proposal, whether or not in breach of Section 6.09(a) or Section 6.09(b), or any inquiry, request, proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal and shall disclose to Parent the material terms and conditions of any such Company Acquisition Proposal, inquiry, request, proposal or offer and the identity of the Person or group of Persons making such Company Acquisition Proposal, inquiry, request, proposal or offer and a copy of such Company Acquisition Proposal or inquiry, request, proposal or offer if made in writing (or, with respect to oral proposals, a written summary thereof). Company shall keep Parent reasonably informed of any material developments with respect to any such Company Acquisition Proposal, request, inquiry, proposal or offer (including any material changes thereto) on a prompt basis (and in any event within 48 hours), including providing copies of all written proposals, documents, agreements or correspondence (or, with respect to oral proposals, a written summary thereof) that identify or set forth any additional material terms or conditions thereof and are delivered to Company or its Representatives. Company shall not enter into any agreement with respect to any Company Acquisition Proposal that, by its terms, limits Company’s ability to comply with its obligations to keep Parent informed pursuant to this Section 6.09(c).

(d) Except as permitted by Section 6.09(e), neither the Board of Directors of Company nor any committee thereof shall (i)(A) withhold or withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withhold or withdraw (or modify or qualify in a manner adverse to Parent), or otherwise fail to include in the S-4, the recommendation by the Board of Directors of Company to the holders of Company Common Stock that they give the Company Stockholder Approval, (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt or publicly declare advisable, any Company Acquisition Proposal or (C) publicly propose, commit or agree to take any action set forth in the foregoing clause (A) or (B) (it being understood that the Board of Directors of Company or any committee thereof may (1) make or cause Company to make a customary “stop, look and listen” communication or (2) elect to take no position with respect to a Company Acquisition Proposal that is a tender offer until the close of business on the tenth Business Day after the commencement of such Company Acquisition Proposal pursuant to Rule 14e-2 under the Exchange Act) (any action described in this clause (i), other than the actions in the foregoing clauses (1) and (2), being referred to as an “Company Adverse Recommendation Change”) or (ii) execute or enter into (or cause or permit Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar Contract implementing a Company Acquisition Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”).

(e) Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the time the Company Stockholder Approval is obtained, the Board of Directors of Company or any duly authorized committee thereof may make a Company Adverse Recommendation Change if the Board of Directors of Company or any committee thereof has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (i) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, (ii) in the case of any Company Adverse Recommendation Change not made in response to a Company Acquisition Proposal, such Company Adverse Recommendation Change is in response to an Intervening Event and (iii) in the case of a Company Adverse Recommendation Change made in response to a Company Acquisition Proposal, such Company Acquisition Proposal constitutes a Company Superior Proposal (and in which event the Board of Directors may, subject to compliance with this Section 6.09(e), cause Company to terminate this Agreement pursuant to Section 8.01(c)(ii) in order to enter into a definitive agreement with respect to such Company Superior Proposal); provided, however, that the Board of Directors of Company or any committee thereof shall not, and shall cause Company not to, (A) make a Company Adverse Recommendation Change in connection with such Intervening Event or Company Superior Proposal or (B) cause Company to terminate this Agreement pursuant to Section 8.01(c)(ii) unless (1) Company has given Parent at least four Business Days’ prior written notice of its intention to take such action and furnishes to Parent a reasonable description of the events or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to a Company Superior Proposal, the identity of the party making the Company Superior Proposal, the material terms and conditions thereof, and attaching a copy of the most current version of the proposed agreement under which such Company

Superior Proposal is to be consummated), (2) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement and the other Transaction Documents which would result in either (x) the acquisition of the Company Business as contemplated by this Agreement or, (y) at Parent’s sole discretion, the acquisition of both Company and Outdoor Products and the Company Business and the Outdoor Products Business, (3) following the end of such notice period, the Board of Directors of Company or any committee thereof shall have considered in good faith any such binding offer from Parent and shall have determined, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would reasonably be expected to continue to be inconsistent with the directors’ fiduciary duties under applicable Law if the revisions proposed in such binding offer were to be given effect and, in the case of clause (iii) above, the Company Acquisition Proposal would continue to constitute a Company Superior Proposal if the revisions proposed in such binding offer were to be given effect and (4) in the event of any material change to the terms of such Company Superior Proposal (including any change to pricing or any other material amendment or revision), Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above and the notice period shall have recommenced, except that the notice period shall be at least three Business Days (rather than at least four Business Days as otherwise contemplated by clause (1) above).

(f) Nothing in this Section 6.09 or elsewhere in this Agreement shall prohibit Company or the Board of Directors of Company or any committee thereof from (i) taking and disclosing to the stockholders of Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act and (ii) making any disclosure to the stockholders of Company that is required by applicable Law; provided, however, that neither Company nor the Board of Directors of Company or any duly authorized committee thereof shall, except as expressly permitted by, and pursuant to, Section 6.09(e), effect a Company Adverse Recommendation Change, including in any disclosure document or communication filed, publicly issued or made in connection with compliance with such requirements.

Section 6.10. Tax Matters.

(a) For United States federal income Tax purposes, it is intended that, in connection with the Closing: (i) the receipt by holders of the Merger Consideration in exchange for their Company Common Stock (or, in the case of any Appraisal Shares, the receipt by the holders of such Appraisal Shares of the fair value, together with interest, in respect of such Appraisal Shares pursuant to Section 262 of the DGCL or any settlement consideration in lieu thereof) be treated as an exchange to which Sections 302(a) and (b)(3) of the Code applies; (ii) the Merger be treated as a distribution by Company of the Merger Consideration to which Section 311 of the Code applies; (iii) the fair market value of the Company Common Stock treated as exchanged (as described in the foregoing clause (i)) be reduced by the Subscription Amount for purposes of computing the Tax described in Section 4501(a) of the Code, in accordance with Section 4501(c)(3) of the Code; and (iv) the taxable year of the consolidated group for U.S. federal income tax purposes of which Company is the common parent shall terminate at the end of the Closing Date (the foregoing clauses (i), (ii), (iii) and (iv), together with the intended Tax treatment set forth on Schedule 1.01(a) of the Separation Agreement, the “Intended Tax Treatment”). The parties hereto shall cooperate with each other and use reasonable best efforts to cause the applicable Transactions to qualify for the Intended Tax

Treatment, including by refraining from any action that such party knows is reasonably likely to prevent the Intended Tax Treatment. The parties hereto shall not take any position inconsistent with the Intended Tax Treatment for any Tax purpose unless otherwise required by a Final Determination.

(b) Parent shall not make, and shall cause its Affiliates, including the Company, to not make, any Tax election in connection with the Transactions, including elections under Section 336(e) of the Code and Treasury Regulations Section 1.1502-36(d)(6)(i)(B), without the prior written consent of Outdoor Products; provided that (i) it shall not be a breach of this covenant if an election under Treasury Regulations Section 1.1502-36(d)(6)(v)(C) is deemed to be made and (ii) actions taken in accordance with Section 4.11 of the Separation Agreement shall not be a breach of this covenant.

(c) On the Closing Date, the Company shall provide a certification complying with the provisions of Treasury Regulations Section 1.897-2(h) to Parent to the effect that the Company has not been a United States real property holding corporation for the five-year period ending on the Closing Date.

(d) Company shall deliver to Parent, at or prior to the Closing, a properly executed IRS Form W-9 with respect to (i) Federal Cartridge Corporation, a Minnesota corporation; (ii) Ammunition Operations LLC, a Delaware limited liability company; and (iii) Vista Outdoor Inc., a Delaware corporation.

Section 6.11. Sole Stockholder Approval. Immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall execute and deliver a written consent adopting this Agreement in accordance with the DGCL.

Section 6.12. Transaction Litigation.

(a) From the date of this Agreement until the Closing, Company shall provide Parent with reasonably prompt notice of any litigation commenced or, to the knowledge of Company, threatened against Company or its directors relating to the Transactions, brought by any holder of Company Common Stock and keep Parent reasonably informed with respect to the status thereof and shall keep Parent reasonably informed with respect to the status thereof (including by promptly furnishing to Parent and its representatives such information relating to such proceeding as may be reasonably requested).

(b) Unless the Board of Directors of Company has made a Company Adverse Recommendation Change, Company shall give Parent the opportunity to participate in the defense or settlement of (i) any litigation against Company or its directors relating to the Transactions brought by any holder of Company Common Stock and (ii) any demands for appraisal of any shares of Company Common Stock pursuant to Section 262 of the DGCL. Without limiting in any way the parties’ obligations under Section 6.04, each of Company and Parent shall cooperate, shall cause its Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in each case in the defense against such litigation or appraisal demand. For purposes of this paragraph, “participate” means Parent being kept reasonably apprised of proposed strategy and other significant decisions with respect to any such litigation or appraisal demands (to the extent attorney-client privilege between Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such litigation or appraisal demands but will not be afforded any decision making power or other authority over such litigation or appraisal demands.

Section 6.13. Financing.

(a) Each of Guarantor, Parent and Merger Sub shall (and shall cause their respective Affiliates to) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, as promptly as reasonably practicable until the earlier to occur of (x) the Closing Date and (y) the valid termination of this Agreement, all things necessary, proper or advisable and reasonably within their control to consummate and obtain the Financing on the terms and subject only to the conditions set forth in the Financing Commitments, including using reasonable best efforts to: (i) maintain in effect and comply with the obligations under the Financing Commitments, (ii) promptly negotiate and enter into definitive documents with respect to the Financing on the terms and subject only to the conditions set forth in the Financing Commitments (or on terms and subject to conditions, including any terms and conditions that could affect the conditionality, enforceability, availability, termination or aggregate amount of the Debt Financing, not materially less favorable to Guarantor, Parent and Merger Sub than the terms and conditions set forth in the Financing Commitments taken as a whole), (iii) satisfy on a timely basis all conditions applicable to Guarantor, Parent, Merger Sub and their respective Affiliates in the Financing Commitments and the definitive documents relating to the Financing (including delivering all financial statements of Guarantor to the extent required by the Financing Commitments), (iv) consummate the Financing at or prior to the Closing, including using reasonable best efforts (which shall include taking all actions reasonably within its control) to cause the Debt Financing Sources and the other Persons committing to fund the Financing to fund the Financing at the Closing, (v) enforce its rights and remedies under the Financing Commitments and the definitive documents relating to the Financing and (vi) comply with its covenants and other obligations under the Financing Commitments and the definitive documents relating to the Financing. Each of Guarantor, Parent and Merger Sub shall not (and shall cause their respective Affiliates not to), without the prior written consent of Company, agree to or permit any termination of or amendment or modification to be made to, or grant any waiver of any provision under, the Financing Commitments or the definitive documents relating to the Financing if such termination, amendment, modification or waiver would (A) reduce (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount) to an amount less than the amount required by Parent and Merger Sub to consummate the Merger Transactions at the Closing, (B)(1) impose new or additional conditions precedent to the availability of the Financing or (2) otherwise expand, amend or modify any of the conditions to the Financing, or otherwise expand, amend or modify any other provision of the Financing Commitments or the definitive documents relating to the Financing, in each case in a manner that would reasonably be expected to delay or prevent or make less likely to occur the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date, (C) shorten the expiration date of the Financing Commitments or (D) adversely affect the ability of Guarantor, Parent or Merger Sub to enforce their rights and remedies against any other party to any Financing Commitment or the definitive documents with respect to the Financing; provided that, notwithstanding anything to the contrary herein, no consent from Company or any other party hereto shall be required for (I) any amendment, restatement, amendment and restatement, replacement, supplement or other modification of, or waiver or consent under, the Debt Financing Commitments that is limited to adding lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Financing Commitments as of the date of this Agreement (including replacement of a

Debt Financing Source thereunder) or (II) implementation or exercise of any economic “flex” provision contemplated by the Debt Financing Commitments. Parent shall promptly deliver to Company copies of any amendment, modification or waiver to or under any Financing Commitment or the definitive documents relating to the Financing. Parent or its applicable Affiliate will fully pay, or cause to be paid, all commitment and other fees under or arising pursuant to the Debt Financing Commitments as and when they become due.

(b) (i) Parent shall keep Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and shall provide to Company copies (including drafts) of the material definitive documents for the Debt Financing as soon as practicable. Parent shall promptly notify Company (A) of any actual or threatened in writing material breach, default, termination or repudiation by any party to any Financing Commitment or definitive documents related to the Financing of which Guarantor, Parent or Merger Sub becomes aware, (B) of the receipt of any written notice or other written communication from any Financing Source with respect to any actual or threatened in writing material breach, default, termination or repudiation by any party to any Financing Commitment or any definitive document related to the Financing of any provisions of the Financing Commitments or any definitive document related to the Financing and (C) if and when Guarantor, Parent or Merger Sub becomes aware that any portion of the Financing contemplated by the Financing Commitments may not be available in the amounts necessary to meet the obligations of Parent or Merger Sub, as applicable, as provided in this Agreement, on the terms and conditions, in the manner or from the sources contemplated by the Financing Commitments or the definitive documents related to the Financing. Parent shall promptly provide any information reasonably requested by Company relating to any circumstance referred to in the immediately preceding sentence (if applicable).

(ii) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Financing Commitments (after taking into account economic “flex” terms), (A) Parent shall promptly notify Company in writing and (B) Guarantor, Parent and Merger Sub shall use reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive documents with respect to, alternative financing, including from alternative sources, on Commercially Reasonable Terms (as defined below) in an amount sufficient to replace any unavailable portion of the Financing (“Alternative Financing”); provided, that the failure to obtain alternative financing shall not relieve Guarantor, Parent or Merger Sub of any obligations hereunder. Parent shall deliver to Company complete copies of all Contracts or other arrangements (including any Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any Alternative Financing.

(iii) For purposes of this Agreement, (A) references to the “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended, modified or replaced by this Section 6.13 (including any Alternative Financing), (B) references to the “Debt Financing Commitments” shall include such documents as permitted to be amended, modified or replaced by this Section 6.13, (C) references to the “Debt Financing” shall include the financing contemplated by the Debt Financing Commitments as permitted to be amended, modified or replaced by this Section 6.13 and (D) references to the “Debt Financing Sources” shall include the sources of the Debt Financing as permitted to be amended, modified or replaced by this Section 6.13. “Commercially Reasonable Terms” means debt financing terms available in the market from major international or United States financing institutions to borrowers or issuers with credit ratings comparable to Company (determined after giving pro forma effect to the Merger Transactions) for financing comparable to the type of financing contemplated by the Debt Financing Commitments at the time the Alternative Financing is sought, which shall not be less favorable in any material respect to Guarantor, Parent or Merger Sub with respect to conditionality or enforceability.

(iv) Notwithstanding anything in this Agreement to the contrary, nothing herein shall require Guarantor, Parent or Merger Sub to (A) pay any fees materially in excess of those contemplated by the Financing or (B) agree to economic terms of the Financing that are materially less favorable to Guarantor, Parent or Merger Sub in the aggregate than those contemplated by the Debt Financing Commitments (including any economic “flex” provisions therein).

(c) Prior to the Effective Time, Company shall use, and shall cause its Subsidiaries to use, reasonable best efforts to provide, and shall use reasonable best efforts to cause any Representatives retained by Company or any of its Subsidiaries to use reasonable best efforts to provide, in each case at Parent’s sole cost and expense, such cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent, including (i) participation in a reasonable number of teleconferences, meetings including rating agency meetings, drafting sessions, presentations, road shows and due diligence sessions, in each case upon reasonable advance notice and at mutually agreeable dates and times, (ii) providing to Parent and the Debt Financing Sources by December 31, 2023, or as soon as reasonably practicable thereafter, the Required Financial Information, and using reasonable best efforts to furnish Parent and the Debt Financing Sources with such other information regarding Company and the Company Subsidiaries as may be reasonably requested by Parent that is necessary or customary for the arrangement or marketing of the Debt Financing, (iii) reasonably assisting Parent and the Debt Financing Sources in the preparation of (A) customary offering materials or information memorandum to be used in a syndication of any portion of the Debt Financing by providing such other pertinent information as may be reasonably requested by Parent, including any such information customarily included in an offering memorandum utilized for sales under Rule 144A under the Securities Act (“Rule 144A”), (B) materials for rating agency presentations, bank information memoranda and similar documents reasonably required in connection with the Debt Financing and (C) pro forma financial statements (it being understood that Parent, and not Company or any of its Subsidiaries, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments), (iv) reasonably cooperating with marketing efforts of Parent and the Debt Financing Sources for any portion of the Debt Financing, (v) facilitating the granting of a security interest (and perfection thereof) in collateral, including obtaining releases of existing Liens, provided that no security interest and no release of existing Liens shall be effective until the Closing, (vi) assisting in the preparation, execution and delivery (limited, in the case of execution and delivery, solely to officers continuing with Company and the Company Subsidiaries after the Closing) of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive documentation, in each case as may be reasonably required by Parent; provided that any such agreements, documents and related certificates and instruments shall be subject to the occurrence of the Closing and become effective no earlier than the Closing, (vii) executing and delivering (A) customary authorization letters to the Debt Financing Sources authorizing the distribution of information regarding Company to prospective lenders or investors in connection with the Debt Financing and containing a customary representation that the public side versions of such documents do not include material non-public information about Company and its Subsidiaries or their securities, and a customary representation as to the accuracy of the written information contained in the disclosure and marketing materials regarding Company and its Subsidiaries, subject to customary exceptions and qualifications, and (B) customary management representation letters and chief financial officer certificates with respect to the financial information of Company and its Subsidiaries included in the marketing materials for any debt offerings; (viii) using reasonable best efforts to cause its independent auditors to (A) provide drafts and executed versions of customary auditor comfort letters (including “negative assurance” comfort and change period comfort) with respect to historical financial information and “negative assurance” comfort with respect to the pro forma financial statements customary and consistent with the accounting policies and procedures of the auditors of Company, in each case, relating to Company as reasonably requested by Parent or as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A) and (B) attend a reasonable number of accounting due diligence sessions and drafting sessions (which may be virtual) at reasonable times and places, (ix) reasonably cooperating in the completion of a commercial field examination and inventory appraisal of Company and the Company Subsidiaries, in each case solely to the extent necessary and customary in connection with any asset based revolving credit facility contemplated by the Debt Financing, and (x) furnishing to Parent and its lenders promptly (and in any event at least five Business Days prior to the Closing Date) with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and requested by the Debt Financing Sources in writing at least 10 Business Days prior to the Closing Date. Notwithstanding anything to the contrary contained herein, nothing in this Section 6.13(c) shall require any such cooperation or assistance to the extent that it could result in Company or any of its Subsidiaries being required to (1) pledge any assets as collateral prior to the Effective Time, (2) incur any liability (including payment of fees) in connection with the Debt Financing prior to the Effective Time, (3) take any actions to the extent such actions would, in Company’s reasonable judgment, (I) unreasonably interfere with the ongoing business or operations of Company or any of its Subsidiaries or otherwise unreasonably interfere with the prompt and timely discharge by any employee of Company or any of its Subsidiaries of their normal duties, (II) reasonably be expected to subject any director, manager, officer or employee of Company or any of its Subsidiaries to any actual or potential personal liability, (III) conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation, prior to the Effective Time, of any Lien upon any of the properties or assets of Company or any of its Subsidiaries under, any provision of (x) the certificate or articles of incorporation, bylaws or comparable organizational documents of Company or any of its Subsidiaries, (y) any Contract to which Company or any of its Subsidiaries is a party or by which any of their respective properties, assets or businesses is bound or (z) any Judgment or Law applicable to Company or any of its Subsidiaries or their respective properties, assets or businesses, (IV) prior to the Effective Time, require any such entity to change any fiscal period, or (V) cause (x) any representation or warranty set forth in Article IV of this Agreement to be inaccurate or breached, (y) any closing condition set forth in Article VII of this Agreement to fail to be satisfied or (z) any other breach of this Agreement or any other Transaction Document, (4) commit to take any action under any certificate, document or instrument that is not contingent upon the Closing, (5) provide access to or disclose information that Company reasonably determines could (I) jeopardize any attorney-client privilege, attorney work product protection or other legal privilege of, or conflict with any confidentiality requirements applicable to, Company or any of its Subsidiaries, (II) expose Company or any of its Subsidiaries to risk of liability for disclosure of sensitive or personal information or (III) result in the disclosure of trade secrets or competitively sensitive information to third parties, (6) cause any director, manager or equivalent of Company or any of its Subsidiaries to pass resolutions to approve the Debt Financing or authorize the creation of any agreements, documents or actions in connection therewith (other than any director, manager or equivalent of Company or any of the Company Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions), in each case that are not contingent on the Closing or would be effective prior to the Effective Time, (7) deliver any opinion of counsel (other than customary opinions of counsel delivered in connection with the definitive agreements for the Financing at the Closing) or (8) except for delivery of the Required Financial Information, require Company or any of its Subsidiaries to prepare any financial statements or information that are not available to Company and its Subsidiaries and prepared in the ordinary course of the financial reporting practice of Company and its Subsidiaries.

(d) Parent shall be responsible for all fees and expenses related to the Financing contemplated hereby. Accordingly, notwithstanding anything to the contrary in Section 6.06, Parent shall promptly reimburse Company and each of its Subsidiaries for all reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by Company or such Subsidiary in connection with their cooperation pursuant to Section 6.13(c) or otherwise in connection with the Financing. Parent shall indemnify and hold harmless Company and each of its Subsidiaries and all of their respective directors, officers, managers, employees and Representatives from and against any and all Liabilities suffered or incurred by them in connection with the arrangement of the Financing, their assistance pursuant to this Section 6.13 or otherwise or any information utilized in connection therewith. Notwithstanding anything to the contrary in this Agreement, prior to the Effective Time, neither Company nor any of its Subsidiaries shall have any Liability under any loan agreement or any related document or any other agreement or document related to the Financing.

(e) For the avoidance of doubt, Parent and Merger Sub, on behalf of themselves and their respective Affiliates, expressly acknowledge and agree that (i) their respective obligations to consummate the Transactions are not subject to any condition or contingency with respect to receipt of the Financing and (ii) the condition set forth in Section 7.03(b), as applied to the obligations of Company under this Section 6.13, shall be deemed to be satisfied, unless the Debt Financing has not been obtained as a result of a material breach by Company of its obligations under this Section 6.13.

(f) Company hereby consents to the use of its and its Subsidiaries’ trademarks, trade names and logos, in each case relating to the Company Business, in connection with the Financing; provided that (i) such trademarks, trade names and logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage Company or its Subsidiaries or the reputation or goodwill of Company or its Subsidiaries and (ii) such use is subject to Company’s reasonable review in advance thereof.

Section 6.14. Existing Company Indebtedness.

(a) With respect to the Existing Term Loan Credit Agreement, Company shall, and shall cause its Subsidiaries to, timely deliver all notices and take all other administrative actions required to facilitate, in each case to be effective as of the Closing Date, the termination of commitments, repayment in full of all outstanding loans or other obligations, release of any Liens securing such loans or obligations and guarantees in connection therewith.

(b) With respect to the Existing ABL Credit Agreement, Company shall, and shall cause its Subsidiaries to, timely deliver all notices and take all other administrative actions required to facilitate, in each case to be effective as of the Closing Date, either (i) the termination of commitments, repayment in full of all outstanding loans or other obligations, release of any Liens securing such loans or obligations and guarantees in connection therewith and replacement of or cash collateralization of any issued letters of credit or (ii) in a manner reasonably satisfactory to Parent, the unconditional release of Company and the Company Subsidiaries from their obligations thereunder and the unconditional termination of any Liens on any Company Assets.

(c) Without limiting the generality of Section 6.14(a) and Section 6.14(b), Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver in form and substance reasonably acceptable to Parent, (i) (A) customary payoff letters as may be reasonably requested by Parent or the Financing Sources setting forth the amounts necessary to pay off in full all Closing Debt under the Existing Term Loan Credit Agreement and the Existing ABL Credit Agreement as of the Closing Date (if applicable) and releasing all related Liens and (B) Uniform Commercial Code termination statements and other similar release documents in connection with the foregoing and (ii) final invoices reflecting the Transaction Expenses under clause (A) of the definition thereof from the applicable payees thereof.

(d) Prior to the Effective Time, Company shall (i) issue a notice of optional redemption for all of the outstanding aggregate principal amount of the Existing Notes in accordance with the Existing Notes Indenture in order to effect a redemption on the Closing Date (the “Existing Notes Redemption”); provided that such redemption notice shall be subject to and conditioned upon the occurrence of the Effective Time, and (ii) provide any other cooperation reasonably requested by Parent (which shall not require the payment of funds by Company or its Subsidiaries other than for the Existing Notes Redemption) to facilitate the Existing Notes Redemption, effective as of and conditioned upon the occurrence of the Effective Time. Company shall not be required to take any action, to the extent it determines, after consultation with outside counsel, that such action would reasonably be expected to violate the terms of any Contract to which it is a party. Following the date hereof, Company shall not enter into any binding agreements in respect of the Existing Notes without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned).

(e) Prior to the Effective Time, Company will, if requested by Parent, use reasonable best efforts to cooperate with and assist Parent in connection with (i) terminating any hedge instruments relating to the Existing Notes at or as promptly as practicable following the Effective Time and (ii) any discussions, negotiations or agreements with the counterparties to such hedge instruments with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with such hedge instruments.

Section 6.15. Post-Closing Compensation Matters.

(a) For a period of not less than one year following the Effective Time (or if earlier, the date of termination of such Company Employee), Parent shall, and shall cause the Surviving Corporation to, provide each Company Employee (i) a base salary that is no less favorable than that in effect for such Company Employee immediately prior to the Effective Time and (ii) annual cash incentive and long-term incentive opportunities, severance benefits and employee benefit plans and arrangements (other than base salary) that are substantially comparable in the aggregate to those provided to such Company Employee immediately prior to the Effective Time; provided that, in lieu of providing equity or equity-related incentives, Parent may satisfy its obligations by providing the cash equivalent thereof.

(b) Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control”, “change of control” or other term of similar import for purposes of any Company Benefit Plan that contains a definition of “change in control”, “change of control” or other term of similar import, as applicable. Parent shall or shall cause the Surviving Corporation to assume, honor and provide all the Company Benefit Plans in accordance with their terms in effect as of the Effective Time, without any amendment or modification in respect of any payments, benefits or rights under any Company Benefit Plan arising as a result of the Transactions (either alone or in combination with any other event).

(c) Each Company Employee who participates in a Benefit Plan that is an annual cash incentive plan (each, an “Annual Incentive Plan”) shall receive a cash bonus in respect of Company’s fiscal year in which the Closing occurs as follows: (i) with respect to the portion of such fiscal year ending on the Closing Date, an amount equal to the cash bonus calculated under the applicable Annual Incentive Plan based on the projected full-year actual performance under the applicable Annual Incentive Plan as of the Closing, as determined prior to the Closing by the Board of Directors of Company (or, if appropriate, any committee administering the Annual Incentive Plan), prorated for the portion of the year elapsed between the beginning of such fiscal year and the Closing Date (the “Pre-Closing Bonus”) and (ii) with respect to the remainder of such fiscal year, an amount equal to the greater of full-year threshold or actual performance, prorated for the portion of the year elapsed between the Closing Date and the end of such fiscal year (the “Post-Closing Bonus”), in each case, otherwise in accordance with the terms of the applicable Annual Incentive Plan as in effect for each Company Employee as of the Closing Date; provided that, notwithstanding the foregoing, in the event the Closing occurs within 60 Business Days preceding Company’s fiscal year end, then such Company Employee shall not receive a Post-Closing Bonus but shall receive a Pre-Closing Bonus equal to an amount calculated under the applicable Annual Incentive Plan based on projected full-year actual performance under the applicable Annual Incentive Plan as of the Closing, as determined by the Board of Directors of Company (or, if appropriate, any committee administering the Annual Incentive Plan), without proration. Parent shall, and shall cause the Surviving Corporation to, (i) pay the Pre-Closing Bonuses to the applicable Company Employees promptly following the Closing (but in any event, no later than the first payroll date that occurs more than five Business Days after the Closing) and (ii) pay the Post-Closing Bonuses to the applicable Company Employees at the same time that such bonuses are typically paid in the ordinary course of business. Notwithstanding the foregoing in this Section 6.15(c), in the event that any Company Employee is terminated by Parent or any of its Affiliates, including the Surviving Corporation or any of its Subsidiaries, without Cause (as defined in the Vista Outdoor 2020 Stock Incentive Plan) or due to death or disability following the Closing but prior to the payment date for Post-Closing Bonuses, if any, Parent shall, and shall cause its

Affiliates, including the Surviving Corporation and its Subsidiaries, to, pay to such Company Employee, at the time set forth in the preceding sentence, an amount equal to the sum of (x) the Pre-Closing Bonus and (y) a portion of the applicable Post-Closing Bonus pro-rated based on the number of days the applicable Company Employee was employed between the Closing Date and the end of the performance period.

(d) The provisions of this Section 6.15 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.15 is intended to, or shall, constitute the establishment, modification, termination or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise or limit the ability following the Closing of the Company Group to modify, amend or terminate any benefit or compensation plan, program, contract, policy, agreement or arrangement or shall confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee) any right to employment or continued employment for any period of time or any right to a particular term or condition of employment, and no current or former employee or any other Person associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof.

Section 6.16. R&W Insurance Policy.

(a) The premium payable to the underwriters in respect of the R&W Insurance Policy, and all other brokerage commissions, Taxes, or similar expenses, fees or costs associated with obtaining the R&W Insurance Policy shall be borne by Parent.

(b) From and after the Closing, to the extent requested in writing, Outdoor Products shall, and shall cause its Subsidiaries to, at Parent’s sole cost and expense, use good-faith efforts to reasonably cooperate with Parent in connection with any claim made by Parent under the R&W Insurance Policy.

(c) Parent agrees to not amend the subrogation provisions of the R&W Insurance Policy benefitting Outdoor Products after the Closing in a manner that would adversely affect Outdoor Products without the prior written consent of Outdoor Products. At such time as the Parent obtains the issued R&W Insurance Policy, a copy of such policy shall be provided to Company and Outdoor Products.

Section 6.17. Separation. Company shall keep Parent reasonably apprised, in reasonable detail, of the status of the Separation, and shall implement the Separation as contemplated by the Separation Agreement. Company and Parent shall reasonably cooperate in connection with such activities necessary to implement the Separation.

Section 6.18. Covenant Not to Compete.

(a) From the Effective Time until the first anniversary of the Closing Date, Outdoor Products will not directly or indirectly (including through any Affiliate), within the geographic region of North America, engage in, assist (financially or otherwise) or perform any Protected Activity. Notwithstanding the foregoing, Outdoor Products may own, directly or indirectly, no more than five percent (5%) of the outstanding stock or other equity interests of or in any publicly traded corporation or other business enterprise that engages in the Protected Activities; provided that such ownership therein is solely as a passive investor. “Protected Activity” means any activity involving the manufacture or sale of ammunition, other than, for the avoidance of doubt, any activity of the Outdoor Products Business and any reasonable extension or development thereof.

(b) If, at the time of enforcement of the covenants contained in this Section 6.18 (the “Restrictive Covenants”), a court holds that the duration, scope or area restrictions stated herein are unreasonable under the circumstances then existing, the parties hereto agree that the maximum duration, scope or area reasonable under such circumstances will be substituted for the stated duration, scope or area and that the court will be allowed and directed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by applicable Law. Each party has consulted with legal counsel regarding the Restrictive Covenants and based on such consultation has determined and hereby acknowledges that the Restrictive Covenants are reasonable in terms of duration, scope and areas restrictions and are necessary to protect the goodwill of the Surviving Corporation and the Company Subsidiaries and the substantial investment made therein by Parent.

Section 6.19. Title Affidavit. At the reasonable written request of Parent, Company shall use reasonable best efforts to deliver to Parent’s designated, nationally recognized title insurance company owner’s affidavits and non-imputation affidavits, in each case, executed by Company or the applicable Subsidiary (limited, in the case of execution and delivery, solely to officers continuing with Company and the Company Subsidiaries after the Closing), to the extent reasonably required by Parent’s title insurance company in connection with its issuance of title insurance for the Company Owned Real Property to Parent or its Subsidiaries, in each case, in a form reasonably acceptable to Company and such title insurance company. For the avoidance of doubt, (i) neither the delivery of any such affidavits nor the issuance of any such title insurance policies shall constitute a condition to the Closing, (ii) all such title insurance policies shall be subject to Company Permitted Liens and (iii) all new title insurance policies (including any updates to existing policies, any endorsements and all related services and costs) shall be at the sole cost and expense of Parent.

ARTICLE VII

Conditions Precedent

Section 7.01. Conditions to Each Party’s Obligation To Effect the Merger Transactions. The respective obligations of each party to effect the Merger, and the respective obligations of Company and Parent to effect the Subscription, are subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:

(a) the Company Stockholder Approval shall have been obtained;

(b) any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired, CFIUS Approval shall have been received and the Governmental Approvals under Review Laws set forth in Section 7.01(b) of the Company Disclosure Letter shall have been obtained;

(c) no court of competent jurisdiction or other Governmental Authority shall have issued a Judgment or enacted a Law (each, a “Restraint”) that is still in effect and prohibits, enjoins or makes illegal the consummation of the Transactions;

(d) the Pre-Closing Separation shall have been completed in accordance with the Separation Agreement;

(e) the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order; and

(f) the shares of Outdoor Products Common Stock to be distributed in connection with the Merger shall have been approved for quotation on the NYSE, subject to official notice of issuance.

Section 7.02. Conditions to Obligations of Company and Outdoor Products To Effect the Merger Transactions. The obligations of Company and Outdoor Products to effect the Merger, and the obligation of Company to effect the Subscription, are further subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Parent and Merger Sub set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.08 and Section 3.09 and the representations and warranties of Guarantor set forth in Section 9.15(c)(i), Section 9.15(c)(ii)(A), Section 9.15(c)(iii), Section 9.15(c)(iv) and Section 9.15(c)(vi) shall be true and correct in all material respects, as of the Closing as though made at the Closing, except to the extent such representation and warranties expressly relate to an earlier date (in which case as of such earlier date) and (ii) all other representations and warranties of Parent, Merger Sub and Guarantor set forth in this Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein, as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), other than, in the case of this clause (ii), any failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect;

(b) Guarantor, Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement, and each other Transaction Document to which they are a party, at or prior to the Closing; and

(c) Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub (as applicable) of the conditions set forth in Sections 7.02(a) and 7.02(b).

Section 7.03. Conditions to Obligations of Parent and Merger Sub To Effect the Merger Transactions. The obligations of Parent and Merger Sub to effect the Merger, and the obligation of Parent to effect the Subscription, are further subject to the satisfaction (or, to the extent permitted by Law, waiver) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Company set forth in Section 4.01, Section 4.03, Section 4.04, Section 4.20 and Section 4.26 shall be true and correct in all material respects, as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), and (ii) all other representations and warranties of Company set forth in this Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein, as of the Closing as though made at the Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case as of such earlier date), other than, in the case of this clause (ii), any failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect;

(b) each of Company and Outdoor Products shall have performed in all material respects all obligations required to be performed by them under this Agreement, and each other Transaction Document to which they are a party, at or prior to the Closing;

(c) Parent shall have received a certificate signed on behalf of Company by an executive officer of Company certifying the satisfaction by Company and Outdoor Products (as applicable) of the conditions set forth in Sections 7.03(a), 7.03(b) and 7.03(d); and

(d) since the date of this Agreement there shall not have been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 7.04. Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s (or such party’s Affiliate’s) failure to comply with this Agreement or the other Transaction Documents or use the efforts required pursuant to this Agreement or the other Transaction Documents to cause the Closing to occur, including as required by Section 6.04.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time:

(a) by mutual written consent of Company and Parent;

(b) by either Company or Parent:

(i) if the Effective Time has not occurred on or before October 15, 2024 (the “Initial End Date” and, as extended pursuant to the immediately succeeding proviso, the “End Date”); provided that, if on the Initial End Date, all of the conditions set forth in Article VII have been satisfied (other than (A) the condition set forth in Section 7.01(d); provided that such condition would have been reasonably capable of being satisfied on the Initial End Date if the Closing occurred on such date and (B) those conditions that by their nature are to be satisfied at the Closing; provided that such conditions would have been satisfied on Initial End Date if the Closing occurred on such date) or waived, other than those conditions set forth in Section 7.01(b) or 7.01(c) (with respect to Section 7.01(c), solely to the extent that such Restraint arises under the HSR Act, any other Review Law or the DPA), then the Initial End Date will be automatically extended to January 15, 2025; provided further that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party if the failure of the Effective Time to occur on or before the End Date is primarily due to the breach by such party of any Transaction Document (including, in the case of Company, Outdoor Products, and in the case of Parent, Guarantor or Merger Sub).

(ii) if the Company Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a vote taken at the Company Stockholders’ Meeting;

(iii) if any Restraint having the effect set forth in Section 7.01(c) shall be in effect and shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(iii) (and such party’s Affiliates) shall have performed in all material respects its obligations under this Agreement to prevent the entry of and to remove such Restraint in accordance with its obligations under Section 6.04; or

(c) by Company:

(i) if Guarantor, Parent or Merger Sub breaches or fails to perform in any respect any of their respective representations, warranties or covenants set forth in any Transaction Document, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (B) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, has not been cured within 30 days after Parent has received written notice from Company identifying such breach or failure to perform and stating Company’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i); provided that Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c)(i)

if (x) Company or Outdoor Products is then in breach of any representation, warranty or covenant set forth in any Transaction Document and such breach would give rise to the failure of any condition set forth in Section 7.03(a) or 7.03(b); or

(ii) in order to enter into a Company Acquisition Agreement in respect of a Company Superior Proposal in accordance with Section 6.09(e); provided that, prior to or concurrently with (and as a condition to) such termination, Company pays or causes to be paid the Company Termination Fee to the extent due and payable under Section 8.03 and in the manner provided for in Section 8.03; or

(d) by Parent if:

(i) Company or Outdoor Products breaches or fails to perform in any respect any of their respective representations, warranties or covenants set forth in any Transaction Document, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (B) is not reasonably capable of being cured by the End Date or, if reasonably capable of being cured, has not been cured within 30 days after Company has received written notice from Parent identifying such breach or failure to perform and stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(i) if Guarantor, Parent or Merger Sub is then in breach of any representation, warranty or covenant set forth in any Transaction Document and such breach would give rise to the failure of any condition set forth in Section 7.02(a) or 7.02(b); or

(ii) the Board of Directors of Company or any committee thereof makes a Company Adverse Recommendation Change.

Section 8.02. Effect of Termination. In the event of valid termination of this Agreement as provided in Section 8.01, written notice of such termination shall be given to the other party or parties hereto, specifying the provision of Section 8.01 pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any Liability on the part of Company, Outdoor Products or any Company Related Party or Parent, Merger Sub or any Parent Related Party, other than (a) the last sentence of Section 6.03, Section 6.06, Section 6.13(d), this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination and continue in full force and effect in accordance with their respective terms, and (b) any Liability resulting from Fraud or willful and material breach by any party hereto of this Agreement or any other Transaction Document.

Section 8.03. Termination Fees.

(a) If either Parent or Company terminates this Agreement pursuant to Section 8.01(b)(i) or 8.01(b)(iii) and, at the time of such termination, all of the conditions set forth in Sections 7.01 and 7.03 have been satisfied (other than (a) the condition set forth in Section 7.01(d); provided that such condition would have been reasonably capable of being satisfied on the date of termination if the Closing occurred on such date and (b) those conditions that by their nature are to be satisfied at the Closing; provided that such conditions would have been satisfied on the date of termination if the Closing occurred on such date) or waived, other than those conditions set forth in Section 7.01(b) or 7.01(c) (with respect to Section 7.01(c), solely to the extent that such Restraint arises under the HSR Act, any other Review Law or the

DPA), then Parent shall pay to Company $114,600,000 (the “Parent Termination Fee”) in immediately available funds to an account designated by Company. Such payment shall be due (x) concurrently with termination by Parent or (y) within two Business Days after written notice of termination by Company (as applicable). Parent shall not be obligated to make more than one payment pursuant to this Section 8.03(a).

(b) If:

(i) Parent terminates this Agreement pursuant to Section 8.01(d)(ii);

(ii) Company terminates this Agreement pursuant to Section 8.01(c)(ii);

or

(iii) (A) this Agreement is terminated by either Company or Parent pursuant to Section 8.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the End Date) or Section 8.01(b)(ii), (B) a Company Acquisition Proposal shall have been publicly made to Company or shall have been made directly to the stockholders of Company or shall have otherwise become publicly known, in each case after the date of this Agreement but prior to such termination, and (C) within 12 months of such termination Company (1) enters into a definitive agreement with respect to a Company Acquisition Proposal and such Company Acquisition Proposal is subsequently consummated or (2) consummates a Company Acquisition Proposal; provided that, for the purposes of this Section 8.03(b)(iii), the references to “15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”, then in any such case Company shall pay to Parent $47,750,000 (the “Company Termination Fee”) in immediately available funds to an account designated by Parent. Such payment shall be due (x) in the case of a termination specified in clause (i), within two Business Days after written notice of termination by Parent or (y) in the case of a termination specified in clause (ii) or (iii), at or prior to the earlier of the entering into of the agreement or the consummation of the transaction referred to therein. Company shall not be obligated to make more than one payment pursuant to this Section 8.03(b).

(c) Each of the parties hereto acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement and each other Transaction Document to which it is a party. Accordingly, if Company or Parent, as the case may be, fails to promptly pay any amount due pursuant to this Section 8.03, and, in order to obtain payment of such amount, Parent or Company, as the case may be, commences an Action which results in a final, non-appealable order against the other requiring the payment set forth in this Section 8.03, such paying party shall pay or cause to be paid to the other party, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) incurred in connection with such Action, together with interest on such due and unpaid amount pursuant to this Section 8.03 at the rate of (i) the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be paid plus (ii) 2% through the date such payment was actually received.

(d) Subject in all respects to Section 8.02, Company’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.12 and Section 8.03(c), in the event the Parent Termination Fee is paid to Company in circumstances under which the Parent Termination Fee is payable pursuant to Section 8.03(a), payment of the Parent Termination Fee (which, for the avoidance of doubt, shall be payable to Company solely in the circumstances described in Section 8.03(a)) shall be the sole and exclusive remedy (whether at Law or in equity, whether in contract or in tort or otherwise) of Company and its Subsidiaries against Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, financing sources (including the Debt Financing Sources), managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any and all losses, damages, fees, costs and expenses suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount, none of the Parent Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions (other than claims for Fraud or willful and material breach by any party hereto of this Agreement or any other Transaction Document).

(e) Subject in all respects to Section 8.02, Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 9.12 and Section 8.03(c), in the event the Company Termination Fee is paid to Parent in circumstances for which the Company Termination Fee is payable pursuant to Section 8.03(b), payment of the Company Termination Fee (which, for the avoidance of doubt, shall be payable to Company solely in the circumstances described in Section 8.03(b)) shall be the sole and exclusive remedy (whether at Law or in equity, whether in contract or in tort or otherwise) of Parent, Merger Sub and the Parent Related Parties against Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any and all losses, damages, fees, costs and expenses suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount none of the Company Related Parties shall have any further Liability relating to or arising out of this Agreement or the Transactions (other than claims for Fraud or willful and material breach by any party hereto of this Agreement or any other Transaction Document).

Section 8.04. Amendment. Subject to Section 9.09, this Agreement may be amended by the parties hereto at any time. Any amendment to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained herein, no amendments to the provisions of this Agreement to which any Debt Financing Source is expressly made a third-party beneficiary shall be permitted in any manner adverse in any material respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything to the contrary contained herein, no waivers to the provisions of this Agreement to which any Debt Financing Source is expressly made a third-party beneficiary shall be permitted in any manner adverse in any material respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.

ARTICLE IX

General Provisions

Section 9.01. Nonsurvival of Representations and Warranties and Covenants and Agreements. None of the representations and warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than any other Transaction Document), or any claim with respect thereto, shall survive the Effective Time, and no such claim may be brought by any Person after the Effective Time, except to the extent covenants and agreements contemplate performance after the Effective Time or otherwise expressly by their terms survive termination of this Agreement or the Effective Time. Notwithstanding the foregoing, nothing herein is intended to limit any party’s liability resulting from Fraud or the willful and material breach by such party of this Agreement or any other Transaction Document.

Section 9.02. Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service, (c) on the date of dispatch by the sender in the case of electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (d) upon the earlier of confirmed receipt and the fifth business day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:

(i) if to Company, to:

Vista Outdoor Inc.

900 Ehlen Drive

Anoka, MN 55303

Attention:	Jason Vanderbrink, CEO Sporting Products;
Jeffrey Ehrich, General Counsel & Corporate Secretary (Interim)
Email:	Jason.Vanderbrink@VistaOutdoor.com;
Jeffrey.Ehrich@VistaOutdoor.com

with a copy to, prior to the Closing:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Craig F. Arcella, Aaron M. Gruber and Bethany A. Pfalzgraf
Email:	carcella@cravath.com
agruber@cravath.com and
bpfalzgraf@cravath.com

with a copy to, following the Closing:

Clifford Chance Prague LLP

Jungmannova Plaza

Jungmannova 745/24

110 00 Prague 1

Czech Republic

Attention:	David Kolacek, Nigel Wellings, Alexandra Wilde and David Stringer
Email:	david.kolacek@cliffordchance.com
nigel.wellings@cliffordchance.com
alexandra.wilde@cliffordchance.com and
david.stringer@cliffordchance.com

(ii) if to Outdoor Products, to:

Revelyst, Inc.

1 Vista Way

Anoka, MN 55303

Attention:	Eric Nyman, Chief Executive Officer
Email:	Eric.Nyman@VistaOutdoor.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Craig F. Arcella, Aaron M. Gruber and Bethany A. Pfalzgraf
Email:	carcella@cravath.com
agruber@cravath.com and
bpfalzgraf@cravath.com

(iii) if to Parent, Merger Sub or Guarantor, to:

Czechoslovak Group a.s.

Pernerova 691/42, CZ-186 00

Prague 8, Czech Republic

Attention:	Petr Formánek and Ladislav Štorek
Email:	petr.formanek@csgm.cz and
ladislav.storek@czechoslovakgroup.cz

with a copy to:

Clifford Chance Prague LLP

Jungmannova Plaza

Jungmannova 745/24

110 00 Prague 1

Czech Republic

Attention:	David Kolacek, Nigel Wellings, Alexandra Wilde and David Stringer
Email:	david.kolacek@cliffordchance.com
nigel.wellings@cliffordchance.com
alexandra.wilde@cliffordchance.com and
david.stringer@cliffordchance.com

Any party hereto may, by notice to the other parties hereto, change the address and identity of the Person to which such notices and copies of such notices are to be given. The parties agree that nothing in this Agreement shall affect each other party’s right to serve process in any other manner permitted by Law.

Section 9.03. Definitions. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by Company containing provisions that are not less favorable to Company in any material respect than those set forth in the Confidentiality Agreement; provided, that any such confidentiality agreement (i) need not include a standstill provision and (ii) may not contain any provision that would prevent Company from complying with its obligations pursuant to Section 6.09 to provide any required notice (including any information required therein) to Parent with respect to a Company Acquisition Proposal from the applicable counterparty.

“Action” means any claim, complaint, petition, hearing, charge, demand, action, suit, countersuit, arbitration, inquiry, examination, proceeding, litigation, audit or investigation by or before any Governmental Authority.

“Affiliate” of any Person means a Person that controls, is controlled by or is under common control with such Person. As used herein, “control” of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities or other interests, by Contract or otherwise. With respect to Parent and Merger Sub, the definition of “Affiliate” shall not include Michal Strnad or CSG FIN a.s..

“Anoka Sublease” means the sublease agreement substantially in the form attached hereto as Exhibit F, to be entered into by Company and Outdoor Products on or prior to the Closing Date, relating to the premises located at One Vista Way, Anoka, Minnesota 55303.

“Anti-Corruption Laws” means all U.S. and applicable non-U.S. Laws relating to the prevention of corruption, money laundering and bribery, including the FCPA and the UK Bribery Act of 2010.

“Base Purchase Price” means $1,910,000,000.

“Benefit Plan” means, with respect to any Person, any plan, program, policy, agreement, arrangement or understanding that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, employee pension, profit sharing, savings, retirement, supplemental retirement, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred stock unit, other equity-based compensation, termination, separation, severance, retention, change in control, salary continuation, life, death benefit, health, welfare, hospitalization, workers’ compensation, sick leave, vacation pay, child bonding leave, educational assistance, disability or accident insurance or other employee compensation or benefit plan, program, policy, agreement or arrangement, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA) that is sponsored, maintained or contributed to or required to be contributed to by such Person or to which such Person is a party.

“Bentonville Sublease” means the sublease agreement substantially in the form attached hereto as Exhibit G, to be entered into by Company and Outdoor Products on or prior to the Closing Date, relating to the premises located at 307 SW 18th Street, Suites 9 and 11, Bentonville, Arkansas 72712.

“Board of Directors” means, with respect to any Person, the board of directors, the board of managers or functionally similar governing body of such Person, as applicable, or, if such Person is limited partnership managed by a general partner, then the “Board of Directors” of such general partner, as applicable.

“Business Day” means any day on which commercial banks are generally open for business in New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means that (i) CFIUS has issued written notice to the parties hereto that the Transactions do not constitute a “covered transaction” as such term is defined in the DPA; (ii) CFIUS has issued written notice to the parties hereto that it has concluded all action under the DPA with respect to the Transactions and determined that there are no unresolved national security concerns with respect to the Transactions; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transactions and either (x) the President has announced a decision not to take any action to suspend or prohibit the Transactions or (y) the period under the DPA during which the President may announce a decision to take action to suspend or prohibit the Transactions has expired without any such action being announced or taken.

“Closing Debt” has the meaning given to that term in the Separation Agreement.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent or Merger Sub or any of their respective Affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of 15% or more of the consolidated assets of Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of Company or any committee thereof), or assets comprising 15% or more of the consolidated revenues, operating income or net income of Company and its Subsidiaries, including in any such case through the acquisition of one or more Subsidiaries of Company owning such assets, (ii) acquisition of 15% or more of the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 15% or more of the outstanding shares of Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Company pursuant to which such Person or group (or the shareholders of any Person or group) would acquire, directly or indirectly, 15% or more of the aggregate voting power of Company or of the surviving entity in a merger involving Company or the resulting direct or indirect parent of Company or such surviving entity. For the avoidance of doubt, the Transactions shall be deemed to not be a Company Acquisition Proposal.

“Company Assets” has the meaning given to the term “Vista Outdoor Assets” in the Separation Agreement.

“Company Benefit Plan” means any Benefit Plan (or portion thereof) that is sponsored or maintained, or was sponsored or maintained, by any member of the Company Group, or with respect to which any member of the Company Group has or may have liability.

“Company Business” has the meaning given to the term “Vista Outdoor Business” in the Separation Agreement.

“Company DSU” means a deferred stock unit granted under the Company Stock Plans and outstanding and unvested as of immediately prior to the Effective Time.

“Company Employee” means each (i) director, officer, manager or employee of the Company Group (other than each Outdoor Products Employee and each To-Revelyst Employee (as defined in the Employee Matters Agreement)) and (ii) each To-Vista Outdoor Employee (as defined in the Employee Matters Agreement).

“Company Equity Awards” means, collectively, the Company PSUs, Company RSUs, Company Options and Company DSUs.

“Company ESPP” means the Vista Outdoor Inc. Employee Stock Purchase Plan.

“Company Group” means Company and each of its Subsidiaries, but excluding any member of the Outdoor Products Group.

“Company Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate, (a) would prevent or materially impair or delay Company’s ability to consummate the Transactions or (b) has a material adverse effect on the business, results of operations or financial condition of the Company Business; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur for the purposes of clause (b) of this definition: any effect, change, event or occurrence (i) generally affecting (A) the industry in which the Company Business operates or (B) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (ii) to the extent arising out of, resulting from or attributable to (A) changes in Law or in GAAP or in accounting standards, or enforcement of any of the foregoing after the date hereof, or any changes in general legal, regulatory or political conditions (including as a result of any election or campaign in connection therewith), (B) the announcement or performance of this Agreement or any other

Transaction Document, or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, (C) acts of war (whether or not declared), riots, public disorder, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), riots, public disorder, sabotage or terrorism, (D) volcanoes, tsunamis, pandemics, epidemics, earthquakes, hurricanes, tornados, floods or other natural disasters or force majeure events, (E) any action taken or refrained from being taken by Company or any of its Subsidiaries (i) that is expressly required by this Agreement or any other Transaction Document or (ii) at Parent’s written request, (F) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub, the Equity Financing Source or any of their respective Affiliates, (G) any litigation in connection with this Agreement or any other Transaction Document or the Transactions, (H) any “shelter in place”, “stay in home”, shut down, closure, sequestration related law, directive, policy, guideline or recommendation promulgated by any Governmental Authority after the date hereof, (I) any change or prospective change in Company’s or any of its Subsidiaries’ credit ratings, (J) any decline in the market price, or change in trading volume, of any capital stock or other securities of Company or (K) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (I), (J) and (K) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the other exceptions set forth in this definition) constitutes a Company Material Adverse Effect); provided that any effect, change, event or occurrence referred to in clauses (i), (ii)(A), (ii)(C), or (ii)(D) above may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the industry in which Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Option” means an option to purchase Company Common Stock granted under the Company Stock Plans and outstanding as of immediately prior to the Effective Time.

“Company Owned Intellectual Property” means all Company Intellectual Property owned or purported to be owned (or which, following the consummation of the Separation, will be owned or purported to be owned) by the Company or a Company Subsidiary.

“Company Permitted Liens” means (a) Liens securing Indebtedness reflected on the Company Balance Sheet or incurred since the Balance Sheet Date in the ordinary course of business or as otherwise contemplated or permitted by this Agreement; provided that Liens securing any Indebtedness will be released as and when required by the terms of this Agreement, (b) Liens consisting of zoning or planning restrictions, permits, easements, covenants and other restrictions or limitations on the use or occupancy of real property or irregularities in title thereto, which the Company and the Company Subsidiaries comply with in all material respects and which do not materially impair the use of such property as it is presently used in connection with the Company Business, (c) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable or which are being contested in good faith and for which adequate reserves have been created in accordance with GAAP, (d) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s and similar Liens arising in the ordinary course of business, (e) Liens set forth on Section 9.03 of the Company Disclosure Letter, (f) Liens which are non-monetary Liens entered into prior to, on or after the date of this Agreement and consist of utility easements, access easements and other similar Liens entered into in the ordinary course of business consistent with past practice and (g) non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice.

“Company PSU” means a performance stock unit granted under the Company Stock Plans and outstanding and unvested as of immediately prior to the Effective Time.

“Company RSU” means a restricted stock unit (or portion thereof) subject solely to time-based vesting conditions granted under the Company Stock Plans and outstanding and unvested as of immediately prior to the Effective Time.

“Company Stock Plans” means the Alliant Techsystems Inc. 2005 Stock Incentive Plan, the Vista Outdoor 2014 Stock Incentive Plan and the Vista Outdoor 2020 Stock Incentive Plan, each as amended and restated from time to time, and any other similar stock incentive plan adopted by the Company or any Company Subsidiary after the date of this Agreement and prior to the Closing Date.

“Company Subsidiary” means each Subsidiary of Company, other than Outdoor Products and the Outdoor Products Subsidiaries.

“Company Superior Proposal” means any bona fide written Company Acquisition Proposal that (a) is made by an unaffiliated third party after the date hereof, (b) did not result from a breach in any material respect of Section 6.09 and (c) the Board of Directors of Company or any duly authorized committee thereof has determined in its good faith judgment, after consultation with its outside legal counsel and financial advisor, (i) would be more favorable to Company’s stockholders from a financial point of view, than the Transactions (taking into account any binding offer from Parent to effect revisions to the terms of the Transactions delivered by Parent in accordance with Section 6.09(e)) and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial and other aspects of such proposal and of this Agreement; provided, that for the purposes of the definition of “Company Superior Proposal”, the references to “15%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”.

“Consent” means any consents, waivers, notations, licenses, Permits, certifications, authorizations, ratifications, permissions, exemptions or approvals from, or notification requirements to, any Person other than a member of either Group.

“Contract” means any oral or written contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, undertaking, promise, lease, sublease, license or sublicense or joint venture.

“Contribution Amount” means (A) the Subscription Amount minus (B) Estimated Closing Debt plus (C) Estimated Closing Non-Cash Debt minus (D) Estimated Transaction Expenses minus (E) Estimated Closing Taxes.

“Controlled Group Liability” means all Liabilities (a) under Section 302 of ERISA, (b) under Title IV of ERISA and (c) under Section 412 or 4971 of the Code, in the case of each of clauses (a), (b) and (c), that are imposed on Company or any Company Subsidiary under or in respect of a Company Benefit Plan solely by reason of the treatment of Company or any Company Subsidiary as a single employer with another Person as a result of the application of Section 414(b) (c), (m) or (o) of the Code or by reason of the treatment of Company or any Company Subsidiary as under common control with another Person as a result of the application of Section 4001(b) of ERISA.

“DDTC” means the U.S. Department of State’s Directorate of Defense Trade Controls.

“DGCL” means the General Corporation Law of the State of Delaware.

“dollars” or “$” means lawful money of the United States of America.

“Domain Names” means Internet domain names, URLs and social media identifiers, handles and tags.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950.

“Employee Matters Agreement” means the employee matters agreement, in the form attached hereto as Exhibit C, entered into by Company and Outdoor Products on the date of this Agreement.

“Environment” means: (a) land, including, surface land, sub-surface strata, sea bed and river bed under water and natural structures; (b) water, including, coastal and inland waters, surface waters, ground waters and water in drains and sewers; and (c) air, including, air inside buildings and in other natural and man-made structures above or below ground;

“Environmental Laws” means all applicable Laws and Judgments relating to the protection of the Environment or to Environmental Matters.

“Environmental Liabilities” has the meaning given to that term in the Separation Agreement.

“Environmental Matters” means: (a) pollution or contamination of the Environment; (b) the generation, handling, storage, distribution, treatment, removal, transport, disposal, release, spillage, deposit or discharge of Hazardous Materials; (c) the exposure of any worker to Hazardous Materials; or (d) the creation of any noise, vibration, radiation, common law or statutory nuisance, in each case of clause (d) that causes a material adverse impact on the Environment.

“Environmental Permit” means any Governmental Approval issued or required pursuant to Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that would be deemed at any relevant time to be (a) a single employer with Company pursuant to Section 414(b), (c), (m) or (o) of the Code or (b) under common control with Company under Section 4001 of ERISA.

“Estimated Closing Adjustment Amount” has the meaning given to that term in the Separation Agreement.

“Estimated Closing Debt” has the meaning given to that term in the Separation Agreement.

“Estimated Closing Non-Cash Debt” has the meaning given to that term in the Separation Agreement.

“Estimated Closing Taxes” has the meaning given to that term in the Separation Agreement.

“Estimated Transaction Expenses” has the meaning given to that term in the Separation Agreement.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Information” means (a) any financial statements or information required by Rule 3-05 (unless previously filed by the Company with the SEC), 3-09, 3-10 or 3-16 of Regulation S-X or Regulation S-K Item 302, (b) Compensation Discussion and Analysis or other information required by Regulation S-K Item 402, (c) other information customarily excluded from an offering memorandum for high yield unsecured debt securities issued in a private placement pursuant to Rule 144A-for-life offerings, (d) a “description of notes”, “plan of distribution” and other information customarily provided by the Debt Financing Sources or their counsel, (e) a description of the anticipated Debt Financing or any component thereof, including amounts, interest rates, dividends, fees and expenses related thereto, (f) risk factors relating solely to (x) the anticipated Debt Financing or any component thereof or (y) the Transactions and any component thereof and (g) any post-Closing or pro forma assumed cost savings, synergies or similar adjustments (and the assumptions relating thereto).

“Existing ABL Credit Agreement” means the Amended and Restated Asset-Based Revolving Credit Agreement dated as of August 5, 2022, among Company, the additional borrowers from time to time party thereto, the lenders from time to time party thereto, each lender from time to time party thereto, each L/C issuer from time to time party thereto and Capital One, National Association, as administrative agent, and shall include any refinancing Indebtedness in respect thereof incurred by the Company or any Company Subsidiary following the date of this Agreement and prior to the Closing Date.

“Existing Credit Agreements” means the Existing ABL Credit Agreement and the Existing Term Loan Credit Agreement.

“Existing Notes” means Company’s 4.500% senior notes due 2029 outstanding at the date of this Agreement, and shall include any Indebtedness that refinances such notes in full or in part incurred by the Company or any Company Subsidiary following the date of this Agreement and prior to the Closing Date.

“Existing Notes Indenture” means the indenture dated as of March 3, 2021, by and among Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee, as supplemented by the First Supplemental Indenture dated as of March 3, 2021, by and among Company, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Existing Term Loan Credit Agreement” means the Term Loan Credit Agreement dated as of August 5, 2022, among Company, the other borrowers from time to time party thereto,

the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, and shall include any refinancing Indebtedness in respect thereof incurred by the Company or any Company Subsidiary following the date of this Agreement and prior to the Closing Date.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Final Determination” has the meaning given to that term in the Separation Agreement.

“Fraud” means actual fraud under the laws of the State of Delaware with respect to the representations and warranties in this Agreement, including the requisite elements of (i) making a false representation or warranty set forth in Article III, Article IV or Section 9.15(c) of this Agreement, (ii) with knowledge of the falsity of such representation or warranty, (iii) with an intention to induce the party to this Agreement to whom such representation or warranty is made to act or refrain from acting in reliance upon it, (iv) causing such party, in justifiable reliance upon such false representation or warranty, to take or refrain from taking action and (v) causing such party to suffer loss by reason of such reliance.

“GAAP” means generally accepted accounting principles in effect in the United States at the relevant time.

“Global Trade Laws” means the Sanctions, export, customs and anti-boycott Laws of any jurisdiction in which Company or any of its Subsidiaries is organized or does business, including (a) the Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security, (b) the ITAR administered by the U.S. State Department’s Directorate of Defense Trade Controls, (c) the import laws administered by U.S. Customs and Border Protection, (d) the economic sanctions rules and regulations administered by OFAC, (e) United Nations sanctions policies and (f) all relevant regulations promulgated under any of the foregoing.

“Government Bid” means any offer, quotation or bid which, if accepted or awarded, would lead to a Government Contract for the sale of goods or the provision of services.

“Government Contract” means any prime contract, subcontract, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement or other commitment or funding vehicle between Company or any Company Subsidiary and (a) a Governmental Authority, (b) any prime contractor to a Governmental Authority or (c) any subcontractor with respect to any contract described in clause (a) or (b).

“Governmental Approval” means any notices, reports or other filings to be given to or made with, or any Consents, registrations, permits or licenses to be obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign, international or multinational court, government, quasi-government, department, commission, board, bureau, agency, official, public or private arbitrator or arbitral body, or other legislative, judicial, tribunal, commission, regulatory, administrative or governmental authority.

“Group” means either the Company Group or the Outdoor Products Group, or both, as the context requires.

“Guarantor Provisions” means Section 6.04, Section 6.07, Section 6.13 and Article IX, including Section 9.15 and the Guaranty set forth therein.

“Hazardous Materials” means (i) any per- or polyfluoroalkyl substances, lead, petroleum or petroleum products, radioactive materials or wastes, asbestos, urea formaldehyde foam insulation and polychlorinated biphenyls; (ii) any other material, substance or waste that in relevant form or concentration is listed or defined as hazardous or toxic or that is otherwise listed, defined or regulated under any Environmental Law; and (iii) any substance that causes pollution or contamination of the Environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” means, with respect to any Person, without duplication, at any date of determination, without duplication and regardless of the maturity or when due or payable, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (other than extensions of trade credit to customers of such Person and its Subsidiaries in the ordinary course of business consistent with past practice), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee, direct or indirect, in any manner, by such Person of any Indebtedness of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (viii) letters of credit, bank guarantees, surety bonds, performance bonds and other similar contractual obligations entered into by or on behalf of such Person to the extent drawn and (ix) all interest, premiums, penalties, breakage costs (including on interest rate swaps and any other hedging obligations (including foreign currency or exchange contracts)) and fees (including any termination fees) related to any of the foregoing.

“Intellectual Property” means any and all intellectual property and intellectual property and proprietary rights existing anywhere in the world, including the following: (a) patents (including utility and design rights and inclusive of all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions and extensions thereof), patent disclosures, issuances and applications (including provisional applications) and statutory invention registrations, (b) Trademarks, (c) copyrights, works of authorship (whether or not copyrightable, including all translations, adaptations, derivations and combinations thereof), mask works, designs and database rights, including, in each case, any registrations and applications for registration therefor, (d) Domain Names, (e) Software, (f) confidential and proprietary Know-How, (g) all tangible embodiments of the foregoing in whatever form or medium and (h) any other legal protections and rights, including moral rights, related to any of the foregoing.

“Internal Transactions” has the meaning given to that term in the Separation Agreement.

“Intervening Event” means any effect, change, event or occurrence that, irrespective of when such effect, change, event or occurrence occurred, was not known to, or reasonably foreseeable by, the Board of Directors of Company prior to the date of this Agreement (or, if known, the consequences of which were not known to, or reasonably foreseeable by, the Board of Directors of Company as of the date of this Agreement), which effect, change, event or occurrence, or any consequence thereof, becomes known to the Board of Directors of Company after the date of this Agreement and prior to the receipt of the Company Stockholder Approval; provided that in no event shall (i) a Company Acquisition Proposal or a Company Superior Proposal or (ii) the fact alone that Company meets or exceeds any internal or public projections, forecasts, guidance, estimates, milestones or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, or any changes after the date of this Agreement in the market price or trading volume of any capital stock or other securities of Company, constitute, or be taken into account in determining the existence of, an Intervening Event (it being understood that the exceptions in this proviso shall not prevent or otherwise affect a determination that the underlying cause of such event (if not otherwise falling within an exception in this proviso) constitutes an Intervening Event).

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all Software, hardware, electronic data processing equipment, information technology and recordkeeping systems, networks, interfaces, platforms, peripherals, computers, middleware, servers, workstations, routers, hubs, switches, telecommunications systems, data communications lines and other information technology equipment.

“ITAR” means the International Traffic in Arms Regulations, 22 C.F.R Sections 120-130.

“Judgment” means any judgment, order, injunction, ruling, writ, decree or other directive issued, promulgated or entered into by or with any Governmental Authority.

“Know-How” means technical, scientific, regulatory or other information, designs, ideas, concepts, invention disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data, technology, algorithms, procedures, plans, processes, practices, methods, trade secrets, instructions, formulae, formulations, compositions, specifications, marketing, pricing, distribution cost and sales information, customer and supplier names and lists, tools, materials, apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, diagrams, flow charts, models, studies, reports, surveys, analyses and other writings.

“knowledge of Company” means the actual knowledge of each Person set forth in Section 9.03 of the Company Disclosure Letter, after reasonable inquiry of such Person’s direct reports who are Company Employees.

“knowledge of Parent” means the actual knowledge of each Person set forth in Section 9.03 of the Parent Disclosure Letter, after reasonable inquiry of such Person’s direct reports.

“Law” means any statute, law, regulation, ordinance, rule, rule of common law, Judgment, act, code, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether now or hereinafter in effect.

“Lease Agreement” means any lease, license or other agreement governing the Company or any Company Subsidiary’s use or occupancy of any Company Leased Real Property, including any amendment or guaranty thereof.

“Liabilities” means any and all claims, debts, demands, actions, causes of action, suits, damages, fines, penalties, Taxes, obligations, prohibitions, accruals, accounts payable, reckonings, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements and similar obligations, and other liabilities and requirements, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, threatened or contemplated Action or any award of any arbitrator or mediator of any kind, and those arising under any Contract, including those arising under this Agreement or any other Transaction Document, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. For the avoidance of doubt, Liabilities shall include attorneys’ fees, the costs and expenses of all assessments, judgments, settlements and compromises, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the preceding sentence (including costs and expenses incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions).

“Lien” means any pledge, lien, charge, mortgage, encumbrance, title defect, easement, hypothecation, right of first refusal, right of first offer, transfer restriction or security interest of any kind or nature whatsoever.

“Manhattan MSA” means the Manufacturing and Supply Agreement, substantially the form attached as Exhibit E to this Agreement, to be entered into by and between Company and Outdoor Products on or prior to the Closing Date.

“Marketing Period” means the first period of 18 consecutive Business Days throughout which Parent shall have the Required Financial Information; provided, however, that such Required Financial Information would not become stale under Regulation S-X during any point during the Marketing Period, in which case it will not be considered Required Financial Information; provided, further, however, that (i) solely for purposes of this definition, November 24, 2023, March 29, 2024, July 5, 2024 and November 29, 2024 shall be deemed not to be Business Days, (ii) if Company delivers the Required Financial Information to Parent on or after (x) November 29, 2023 and prior to January 2, 2024, the Marketing Period shall be deemed to commence on January 2, 2024, (y) July 30, 2024 and prior to September 3, 2024, the Marketing Period shall be deemed to commence on September 3, 2024 or (z) November 25, 2024 and prior to January 2, 2025, the Marketing Period shall be deemed to commence on January 2, 2025, and (iii) the Marketing Period shall not be deemed to have commenced if, after the date hereof and prior to the Closing Date, Deloitte & Touche LLP (or any other auditor to the extent financial statements audited by such auditor are be included in the Required Financial Information) shall have withdrawn its audit opinion with respect to any of the audited financial statements of the Company that are included in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence unless and until, a new unqualified audit opinion is issued with respect to such financial statements by Deloitte & Touche LLP (or another nationally-recognized independent public accounting firm); provided, further that if the Company shall in good faith reasonably believe it has provided the Required Financial Information and that the Marketing Period has commenced, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery and when it believes such period has commenced), in which case, subject to clause (iii) above, the Marketing Period will be deemed to have commenced on the first Business Day immediately following such notice unless Parent, in good faith, believes the Marketing Period has not commenced and within five Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (setting forth with reasonable specificity what Required Financial Information has not been provided) (provided, that it is understood that delivery of such notice from Parent to the Company will not prejudice the Company’s right to assert that the Marketing Period has in fact commenced). For the avoidance of doubt, if after the start of the Marketing Period, the Company shall provide Parent or the Debt Financing Sources with additional financial statements as required by the definition of “Required Financial Information”, the delivery of such additional financial statements shall not, in itself, restart the Marketing Period.

“Merger Transactions” means the transactions contemplated by this Agreement, including the Merger and the Subscription and, in the case of Parent and Merger Sub, the Financing, but excluding the Separation.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange.

“Other Sources” means cash on hand, undrawn capital commitments or other sources of funds immediately available to Parent, Merger Sub and any of their respective Subsidiaries.

“Outdoor Products Benefit Plan” has the meaning given to the term “Revelyst Benefit Plan” in the Employee Matters Agreement.

“Outdoor Products Business” has the meaning given to the term “Revelyst Business” in the Separation Agreement.

“Outdoor Products Common Stock” means, collectively, the common stock, $0.01 par value per share, of Outdoor Products.

“Outdoor Products Employee” has the meaning given to the term “Revelyst Employee” in the Employee Matters Agreement.

“Outdoor Products Equity Award” means any Company Equity Award other than a Vista Outdoor Equity Award.

“Outdoor Products Group” has the meaning given to the term “Revelyst Group” in the Separation Agreement.

“Outdoor Products Subsidiary” means (a) each Person that will be a Subsidiary of Outdoor Products following the Internal Transactions and the Contribution and immediately prior to the Effective Time, including the entities set forth on Schedule 1.01(c) of the Separation

Agreement under the caption “Subsidiaries” and (b) each Person that becomes a Subsidiary of Outdoor Products after the Closing, including in each case any Person that is merged or consolidated with or into Outdoor Products or any Subsidiary of Outdoor Products.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate, would prevent or materially impair or delay Parent or Merger Sub’s ability to consummate the Merger Transactions.

“Permit” means any approval, authorization, clearance, license, registration, permit, certificate, exemption or waiver issued by a Governmental Authority, including any Environmental Permit.

“Person” means an individual, a general or limited partnership, a corporation, an association, a trust, a joint venture, an unincorporated organization, a limited liability company, any other entity and any Governmental Authority.

“Personal Information” means (a) any information identifying, describing or relating to, directly or indirectly, an identified or identifiable natural person and (b) any information that constitutes personal information, personally identifiable information or personal data under any Privacy and Data Security Requirement.

“PPP” means the Paycheck Protection Program as described in the CARES Act and modified by the Small Business Administration and Department of Treasury guidance documents and FAQs, subsequent interim final rules, the Paycheck Protection Program Flexibility Act of 2020, Division N of the Consolidated Appropriations Act, 2021, the American Rescue Plan Act, and any subsequent amendments or updates to Section 7(a)(36) of the Small Business Act (15 U.S.C. 636(a)(36)).

“Pre-Closing Separation” has the meaning given to that term in the Separation Agreement.

“Privacy and Data Security Requirements” means, with respect to a party and its Subsidiaries, as applicable to the respective business thereof and any IT Systems, (a) any Laws regulating the creating, recording, receiving, importing, exporting, collecting, accessing, using, disclosing, transmitting, transferring, securing, sharing, distributing, storing, maintaining, retaining, deleting, disposing, modifying, protecting, safeguarding, privacy or processing (collectively, “Processing”) of Personal Information or security breach notification requirements (including, as applicable, the California Consumer Privacy Act, the European Union General Data Protection Regulation (EU) 2016/679 (the “GDPR”) and any other Laws implementing the GDPR into national Law, the Personal Information Protection Law of the People’s Republic of China and other international, foreign, federal, local and state data security and data privacy Laws) (collectively, “Data Privacy Laws”), (b) obligations under all Contracts to which such party or any of its Subsidiaries is a party or by which such party or any of its Subsidiaries is bound that relate substantially to the Processing of Personal Information or the protection of IT Systems and (c) all of the current internal and publicly posted written policies of such party or any of its Subsidiaries regarding the Processing of Personal Information.

“Public Official” means: (a) any officer, employee or representative of any Governmental Authority; (b) any officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Authority; (c) any officer, employee or representative of any public international organization, such as the International Monetary Fund, the United Nations or the World Bank; (d) any Person acting in an official capacity for any Governmental Authority or any enterprise or organization identified in clause (a) or (c) above; and (e) any political party, party official or candidate for political office.

“R&W Insurance Policy” means the buy-side representations and warranties insurance policy obtained by Parent and conditionally bound in connection with the Transactions, substantially in the form provided to Company prior to the date hereof.

“Records” means all books, records and other documents, including all Tax records (including Tax Returns), books of account, stock records and ledgers, financial, accounting and personnel records, files, invoices, customers’ and suppliers’ lists, other distribution lists, operating, production and other manuals and sales and promotional literature, in all cases, in any form or medium.

“Redacted Fee Letter” means a fee letter from a Debt Financing Source redacted in a manner that is customary and reasonably satisfactory to such Debt Financing Source (including as to economic “flex” terms); provided that such redactions do not relate to any provision that would affect the availability of, provide additional or modified termination rights with respect to, affect the aggregate amount of, impose additional or new conditions on, expand or modify any existing conditions on, impair the validity of or prevent or materially delay the consummation of the Debt Financing at the Closing.

“Registered Intellectual Property” means all patents and patent applications, registered or applied for Trademarks, registered copyrights and copyright applications and Domain Names.

“Regulation S-K” means Regulation S-K promulgated under the Securities Act and the Exchange Act.

“Regulation S-X” means Regulation S-X promulgated under the Securities Act and the Exchange Act.

“Release” means any actual or threatened release, spill, emission, emptying, leaking, dumping, injection, escaping, pumping, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives. For the purposes of this Agreement, Parent’s Representatives will be deemed to include the R&W Insurance Policy provider.

“Required Financial Information” means (a) the audited historical combined financial statements of the Company Business prepared on a “carve-out” basis (excluding, for the avoidance of doubt, the Outdoor Products Business) for the years ended March 31, 2022, March 31, 2023 and any subsequent fiscal year ended at least 90 days prior to the Closing Date, in each case together with all related notes thereto, and accompanied by the audit reports thereon of Deloitte & Touche LLP (or another nationally-recognized independent public accounting firm) and (b) the unaudited historical condensed combined financial statements of the Company Business prepared on a “carve-out” basis (excluding, for the avoidance of doubt, the Outdoor Products Business) for the interim period beginning on the first day following the last day of the most recent fiscal year for which audited financial statements have been provided as required by clause (a) above and ending on the last day of the most recent fiscal quarter (other than the fourth fiscal quarter of any year) ended at least 45 days prior to the Closing Date (reviewed by Company’s independent accountants as provided in the procedures specified by the Public Company Accounting Oversight Board in AU Section 722, Interim Financial Information), together with all related notes thereto, in the case of each of clauses (a) and (b) above prepared in accordance with GAAP and in compliance with Regulation S-X (other than Rules 3-05 (unless previously filed by the Company with the SEC), 3-09, 3-10 and 3-16 of Regulation S-X), (c) all other financial information that may be derived from the Company’s historical books and records and reasonably requested by Parent at least five Business Days prior to the date on which the Marketing Period would otherwise commence (assuming such financial information had not been requested) reasonably necessary to allow Parent to prepare customary pro forma financial statements for the most recent fiscal year, interim period and trailing four quarter period for which historical financial statements are required as set forth above, in each case, that give effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of operations), which need not be prepared in compliance with Regulation S-X or include adjustments for purchase accounting to the extent not customary in private placements of non-convertible high yield bonds pursuant to Rule 144A promulgated under the Securities Act; (d) financial data and other information (including a customary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the Company Business) regarding the Company Business that may be derived from the Company’s historical books and records and reasonably requested by Parent at least five Business Days prior to the date on which the Marketing Period would otherwise commence (assuming such financial data or other information had not been requested), in each case to the extent the same is of the type and form customarily included in, and subject to other exceptions that are customary for, an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A promulgated under the Securities Act, or otherwise necessary to receive from the independent auditors of the Company (and any other auditor to the extent financial statements audited or reviewed by such auditor are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort and change period comfort) with respect to the financial information to be included in such offering memorandum; and (e) any replacements or restatements of and supplements to the information specified in clauses (a) through (d) above to the extent reasonably necessary to ensure that such information does not contain a material misstatement or omission; provided that the Required Financial Information shall exclude Excluded Information.

“Sanctioned Country” means any country or region or government thereof that is the subject or target of a comprehensive embargo under Global Trade Laws (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea, the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Global Trade Laws including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and

Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized or resident in a Sanctioned Country; (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled, by a Person or Persons described in clauses (a) or (b); or (d) any national of a Sanctioned Country with whom U.S. Persons are prohibited from dealing.

“Sanctions” means all U.S. and applicable non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Separation” has the meaning given to that term in the Separation Agreement.

“Software” means any and all (a) computer programs and applications, including software implementations of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work product used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation including user manuals and other training documentation relating to any of the foregoing.

“Subscription Amount” means (A) the Base Purchase Price plus (B) the Estimated Closing Adjustment Amount plus (C) Estimated Closing Debt minus (D) Estimated Closing Non-Cash Debt plus (E) Estimated Transaction Expenses plus (F) Estimated Closing Taxes.

“Subsidiary” of any Person means any partnership, corporation, trust, joint venture, unincorporated organization, limited liability entity or other legal entity of which an amount of the securities or interests having by the terms thereof voting power to elect at least a majority of the Board of Directors of such entity (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such first Person, or the general partner of which is such first Person.

“Tax Return” means any return, declaration, statement, report, form, estimate or information return relating to Taxes, including any amendments thereto and any related or supporting information, filed or required to be filed with any Governmental Authority.

“Taxes” means (a) all taxes or similar duties, fees or charges or assessments imposed by a Governmental Authority, in each case in the nature of a tax, including any income, gross receipts, franchise, profits, value added, real or personal property, transfer, sales, use, ad valorem, license, withholding, payroll, unemployment, social security (or similar), occupation, stamp, excise, severance, premium, windfall profits, estimated, alternative or add-on minimum tax and (b) all interest, penalties and additions imposed with respect to the foregoing amounts.

“Trademarks” means trademarks, service marks, trade names, logos, slogans, trade dress or other source identifiers, including any registration or any application for registration therefor, together with all goodwill associated therewith.

“Transaction Documents” means this Agreement, the Subscription Agreement, the Separation Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Manhattan MSA, the Anoka Sublease and the Bentonville Sublease.

“Transaction Expenses” has the meaning given to that term in the Separation Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Separation, the Subscription and the Merger.

“Transition Services Agreement” means the transition services agreement, substantially in the form attached hereto as Exhibit D, to be entered into by Company and Outdoor Products on or prior to the Closing Date.

“UK NSIA” means the United Kingdom National Security and Investment Act 2021.

“UK NSIA Notice” means a notice submitted pursuant to the UK NSIA.

“Vista Outdoor DSU” means any Company DSU held by an individual other than a Continuing Non-Employee Director (as defined in the Employee Matters Agreement).

“Vista Outdoor Equity Awards” means, collectively, the Vista Outdoor DSUs, Vista Outdoor PSUs, Vista Outdoor RSUs and Vista Outdoor Options.

“Vista Outdoor Option” means any Company Option held by an individual other than an Outdoor Products Employee.

“Vista Outdoor Pre-Closing Stock Price” has the meaning given to that term in the Employee Matters Agreement.

“Vista Outdoor PSU” means any Company PSU held by an individual other than an Outdoor Products Employee.

“Vista Outdoor RSU” means any Company RSU held by an individual other than an Outdoor Products Employee.

Section 9.04. Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.05. Interpretation.

(a) Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include any other gender as the context requires. The terms “hereof”, “herein”, “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the Annexes, Exhibits and Schedules hereto) and not to any particular provision of this Agreement. Article, Section,

Annex, Exhibit or Schedule references are to the articles, sections, annexes, exhibits and schedules of or to this Agreement unless otherwise specified. Any capitalized terms used in any Schedule to this Agreement or to any other Transaction Document but not otherwise defined therein shall have the meaning as defined in this Agreement or the other Transaction Document to which such Schedule is attached, as applicable. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein). Any definition of or reference to any Law shall be construed as referring to such Law as from time to time amended, restated, supplemented or otherwise modified (including by succession of comparable successor Laws), and all references to any statute shall be construed as referring to all rules, regulations, rulings and official interpretations promulgated or issued thereunder. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All references to “$” or dollar amounts are to the lawful currency of the United States of America. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions hereof. References herein to a day or number of days shall refer to calendar days, unless such reference is specifically to a “Business Day” and the terms “year” and “years” shall refer to calendar years, unless such reference is specifically to a fiscal year. When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, if the last day of such period is not a Business Day, the period shall end on or such act or step shall be required to be taken on or by, as applicable, the next succeeding Business Day. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.

(b) The words “made available to Company”, “made available to Outdoor Products”, and words of similar import refer to documents delivered in person or electronically to Company, Outdoor Products or their respective Representatives. The words “made available to Parent”, “made available to Merger Sub” and words of similar import refer to documents (i) posted to the Intralinks virtual dataroom by or on behalf of Company or Outdoor Products, (ii) delivered in person or electronically to Parent, Merger Sub or their Representatives or (iii) contained in any Filed SEC Documents.

Section 9.06. Disclosure Letters. Any matter disclosed in any section of the Parent Disclosure Letter or the Company Disclosure Letter shall qualify the correspondingly numbered representation and warranty or covenant and any other representation and warranty or covenant of Parent or Merger Sub or Company or Outdoor Products, as applicable, to the extent that the relevance of any such disclosure to such other representation and warranty or covenant is reasonably apparent from the face of such disclosure.

Section 9.07. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

Section 9.08. Counterparts. This Agreement may be executed and delivered in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each other party hereto. This Agreement may be executed by electronic or PDF signature and scanned and exchanged by electronic mail, and such electronic or PDF signature shall constitute an original for all purposes.

Section 9.09. Entire Agreement; No Third-Party Beneficiaries; No Other Representations or Warranties.

(a) This Agreement, taken together with the Parent Disclosure Letter and the Company Disclosure Letter, the other Transaction Documents and the Confidentiality Agreement, and any Annexes, Exhibits and Schedules hereto and thereto, (i) contain the entire agreement between the parties hereto and thereto with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between such parties with respect to the subject matter hereof or thereof other than those set forth or referred to herein or therein and (ii) are not intended to confer upon any Person other than the parties hereto and thereto any rights or remedies; provided, that the Debt Financing Sources shall be intended third-party beneficiaries of Sections 8.04, 8.05, 9.10, 9.12, 9.13, 9.14 and this Section 9.09(a) and shall be entitled to enforce such provisions directly (and no amendment or modification to such provisions that would adversely affect the rights of any Debt Financing Source may be made without the prior written consent of such Debt Financing Source). Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Section 6.05 shall be enforceable by the specified beneficiaries thereof.

(b) Each of Company and Outdoor Products acknowledges and agrees that, except for the representations and warranties contained in Article III and Section 9.15(c) and in the other Transaction Documents to which such Person is a party, none of Guarantor, Parent, Merger Sub or any of their Subsidiaries or any other Person makes any representation or warranty, express or implied, with respect to Guarantor, Parent or Merger Sub or with respect to any information furnished, disclosed or otherwise made available to Company, Outdoor Products or any of their respective Representatives in the course of their due diligence investigation of Guarantor, Parent or Merger Sub and the negotiation of this Agreement and the other Transaction Documents or otherwise in connection with the Transactions. Except pursuant to the terms and conditions of this Agreement and the other Transaction Documents, none of Guarantor, Parent or Merger Sub or any other Person shall be subject to any Liability or responsibility whatsoever to Company or Outdoor Products or any of their respective Affiliates or any of their respective stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under securities Laws or otherwise) resulting from or based upon Parent’s furnishing, disclosing or otherwise making available any information, documents or material in any form to Company, Outdoor Products or their respective Affiliates, stockholders, controlling Persons or Representatives, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information, or the use of any such information.

(c) Each of Guarantor, Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article IV and in the other Transaction Documents to which such Person is a party, neither Company nor Outdoor Products nor any of their Subsidiaries nor any other Person makes any representation or warranty, express or implied, with respect to Company, the Company Subsidiaries, the Company Business, Outdoor Products, the Outdoor Products Subsidiaries or the Outdoor Products Business or with respect to any information furnished, disclosed or otherwise made available to Guarantor, Parent or Merger Sub or any of their respective Representatives in the course of their due diligence investigation of Company or the Company Business or otherwise and the negotiation of this Agreement and the other Transaction Documents or otherwise in connection with the Transactions. Except pursuant to the terms and conditions of this Agreement and the other Transaction Documents, neither Company or Outdoor Products nor any other Person shall be subject to any Liability or responsibility whatsoever to Guarantor, Parent or Merger Sub or any of their respective Affiliates or any of their respective stockholders, controlling Persons or Representatives on any basis (including in contract or tort, under securities Laws or otherwise) resulting from or based upon Company’s, Outdoor Products’ or any of their respective Affiliates or Representatives’ furnishing, disclosing or otherwise making available any information, documents or material in any form to Guarantor, Parent, Merger Sub or their respective Affiliates, stockholders, controlling Persons or Representatives, including in any data room or management presentations (formal or informal) and including any financial statements and any projections, forecasts, budgets, estimates or other forward-looking information, or the use of any such information.

Section 9.10. Governing Law.

(a) This Agreement and all disputes, controversies or other Actions arising out of or relating to this Agreement or the Transactions, including matters of validity, construction, effect, performance and remedies, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State, regardless of the Laws that might otherwise govern under applicable conflicts of law principles.

(b) Notwithstanding anything herein to the contrary, the parties hereto agree that any claim, controversy or dispute of any kind or nature (whether based upon contract or tort or otherwise) to which a Debt Financing Source is a party that is in any way related to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the Debt Financing Commitments, shall be subject to Section 9.14 of this Agreement.

Section 9.11. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any party hereto without the prior written consent of each other party hereto; however, Parent or Merger Sub may assign (or pledge as security for any financing or assign to any lender as collateral security, including the Debt Financing) any of their respective rights under this Agreement, in whole or in part, without the prior written consent of Company or Outdoor Products, to one or more of their Affiliates at any time, provided that such assignment (or pledge) (a) does not, and would not be reasonably expected to, prevent or impede the Intended Tax Treatment and (b) shall not relieve Parent or Merger Sub of any of their respective obligations hereunder. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. No assignment permitted by this Section 9.11 shall release the assigning party from Liability for the full performance of its obligations under this Agreement.

Section 9.12. Enforcement. In the event of any actual or threatened breach of this Agreement, the affected party shall have the right to specific performance and injunctive or other equitable relief, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative; provided that, for the avoidance of doubt, under no circumstances shall Company or Outdoor Products or Parent or Merger Sub be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring and any money damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee, as applicable. The parties agree that the remedies at Law for any breach or threatened breach hereof, including monetary damages (including any fees payable pursuant to Section 8.03), even if available, would not be an adequate remedy. Any requirements for the securing or posting of any bond with such remedy are waived. The parties hereto acknowledge and agree that the right of specific enforcement is an integral part of the Transactions and without such right neither Company or Outdoor Products nor Parent or Merger Sub would have entered into this Agreement.

Section 9.13. Jurisdiction.

(a) Each of the parties hereto (i) irrevocably consents to the exclusive jurisdiction, forum and venue of the Delaware Court of Chancery (and, if the Delaware Court of Chancery shall be unavailable, any Delaware state court or the federal court sitting in the State of Delaware) over any and all claims, disputes, controversies or disagreements between the parties hereto or any of their respective Subsidiaries, Affiliates, successors and assigns under or related to this Agreement or any document executed pursuant to this Agreement or any of the transactions contemplated hereby or thereby, including their execution, performance or enforcement, whether in contract, tort or otherwise, (ii) agrees that it shall not assert, and hereby waives, any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper or that the forum is inconvenient or any similar objection, claim or argument and (iii) agrees that a final judgment in any Action resolved in accordance with Section 9.12 and this Section 9.13 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO (A) ANY TRANSACTION DOCUMENT OR ANY TRANSACTION AND (B) THE FINANCING, THE FINANCING COMMITMENTS, THE DEFINITIVE DOCUMENTS WITH RESPECT TO THE FINANCING OR THE PERFORMANCE THEREOF (INCLUDING ANY SUCH ACTION TO WHICH ANY DEBT FINANCING SOURCE IS A PARTY).

(b) Notwithstanding the foregoing, each of the parties hereto hereby agrees that it will not bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement, the Debt Financing or the Debt Financing Commitments, or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of this Section 9.13 relating to the waiver of jury trial shall apply to any such Action.

(c) Each of the parties hereto agrees that (i) actions in the Delaware Court of Chancery (and, if the Delaware Court of Chancery shall be unavailable, any Delaware state court or the federal court sitting in the State of Delaware) (any such court, the “Court”) afford adequate procedural protections consistent with due process, that the Court’s Judgments are final and that actions in the Court otherwise fulfill all conditions necessary for the enforcement of its Judgments in a foreign tribunal and (ii) such party shall not contest the foregoing in any such enforcement Action, in the Czech Republic or in any other foreign tribunal.

Section 9.14. Lender Limitations. Notwithstanding anything to the contrary contained in this Agreement, Company and Outdoor Products: (a) agrees that it will not bring or support any Person in any Action of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the Merger Transactions, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if, under applicable Law, exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof); (b) agrees that, except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby shall be exclusively governed by the laws of the State of New York, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (c) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether at law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, subject to the rights of the parties to any Debt Financing Commitments, (i) the parties hereto hereby acknowledge and agree that no party hereto or any of its or their respective Affiliates, directors, officers, employees, agents, partners, managers, members or equityholders (x) shall have any rights or claims against any Debt Financing Sources or their Affiliates or representatives in any way relating to this Agreement, the Debt Financing, the Debt Financing Commitments or any of the Merger Transactions, or in respect of any other document or any of the Merger Transactions, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise, and hereby waives all such rights or claims and (y) agrees not to commence any Action against any Debt Financing Sources or their Affiliates or representatives in connection with this Agreement, the Debt Financing, the Debt

Financing Commitments or any of the Merger Transactions, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, and (ii) no Debt Financing Source shall have any Liability to any party hereto or its Affiliates, directors, officers, employees, agents, partners, managers, members, representatives or equityholders for any Liabilities of any party hereto under this Agreement or for any claim or damages based on, in respect of or by reason of the Merger Transactions or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Debt Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of, this Section 9.14.

Section 9.15. Guaranty.

(a) Guarantor, in order to induce Company and Outdoor Products to execute and deliver this Agreement, hereby absolutely, unconditionally and irrevocably guarantees (the “Guaranty”) each and every representation, warranty, covenant, agreement and other obligation of Parent and Merger Sub, including the due, punctual and full payment and performance when due of Parent’s and Merger Sub’s (including their permitted designees’ and assigns’) representations, warranties, covenants, agreements and other obligations, under this Agreement and the Subscription Agreement, subject to any and all limitations on Parent’s and Merger Sub’s representations, warranties, covenants, agreements and other obligations hereunder or thereunder (the “Guaranteed Obligations”).

(b) This Guaranty is a guarantee of payment and performance, and not of collection, and Guarantor acknowledges and agrees that this Guaranty is full and unconditional, and no release or extinguishment of Parent’s and Merger Sub’s (or their respective designees’ or assigns’) Liabilities (other than in accordance with the terms of this Agreement or the Subscription Agreement, as applicable), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of this Guaranty. Guarantor hereby waives (i) any right to require Company or Outdoor Products, as a condition of payment or performance by Guarantor of the Guaranteed Obligations, to proceed against Parent or Merger Sub or pursue any other remedy whatsoever in the event that Parent or Merger Sub fails to pay or perform any Guaranteed Obligations and (ii) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law which limit the Liability of or exonerate guarantors or sureties.

(c) Guarantor represents and warrants to each of Company and Outdoor Products that (i) Guarantor is a joint stock company, duly organized, validly existing and in good standing (or its equivalent status) under the Laws of the Czech Republic, and has all requisite corporate power and authority necessary to execute and deliver this Agreement for purposes of the Guarantor Provisions and to perform its obligations hereunder, (ii) the execution, delivery and performance by Guarantor of this Agreement for purposes of the Guarantor Provisions (A) have been authorized and approved by all requisite corporate action and (B) do not contravene any provision of Guarantor’s organizational documents, any Contract to which Guarantor is a party or by which any of its properties or assets is bound or any Judgment or Law applicable to Guarantor or its properties or assets, (iii) no action on the part of Guarantor is necessary to authorize the execution, delivery and performance by Guarantor of this Agreement for purposes of the Guarantor Provisions, (iv) Guarantor has duly executed and delivered this Agreement for the purposes of the Guarantor Provisions, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes its legal, valid and binding obligation with respect to the Guarantor Provisions, enforceable against Guarantor in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies), (v) no Governmental Approval is required to be obtained or made by or with respect to Guarantor in connection with the execution, delivery and performance of this Agreement for the purposes of the Guarantor Provisions, (vi) assuming the funding of the Debt Financing in accordance with the Debt Financing Commitment, Guarantor has, and will at the Closing have, the financial capacity to pay and perform its obligations under the Guarantor Provisions, and all funds necessary for Guarantor to fulfill its obligations under the Guarantor Provisions are available and shall be available to Guarantor for so long as the Guaranty shall remain in effect. Guarantor shall not take any action with the intent of (A) avoiding or circumventing any of Guarantor’s, Parent’s or Merger Sub’s respective representations, warranties, agreements, covenants or other obligations or (B) otherwise preventing Guarantor, Parent or Merger Sub from fulfilling their respective representations, warranties, agreements, covenants and other obligations, in the case of each of clauses (A) and (B), under this Agreement or the Subscription Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each of Company, Outdoor Products, Parent, Merger Sub and Guarantor has duly executed this Agreement, all as of the date first written above.

VISTA OUTDOOR INC.

By	/s/ Gary L. McArthur
Name:	Gary L. McArthur
Title:	Chief Executive Officer, Interim

[Signature Page to Agreement and Plan of Merger]

REVELYST, INC.

By	/s/ Eric Nyman
Name:	Eric Nyman
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CSG ELEVATE II INC.

By	/s/ Petr Formánek
Name:	Petr Formánek
Title:	Director

[Signature Page to Agreement and Plan of Merger]

CSG ELEVATE III INC.

By	/s/ Petr Formánek
Name:	Petr Formánek
Title:	Director

[Signature Page to Agreement and Plan of Merger]

CZECHOSLOVAK GROUP a.s., solely for purposes of the Guarantor Provisions,

By	/s/ David Chour
Name:	David Chour
Title:	Vice-Chair of the Board

By	/s/ Ladislav Štorek
Name:	Ladislav Štorek
Title:	Member of the Board

[Signature Page to Agreement and Plan of Merger]

Annex I

Glossary of Defined Terms

Term	Section
$	Section 9.03
Acceptable Confidentiality Agreement	Section 9.03
Action	Section 9.03
Affiliate	Section 9.03
Agent	Section 2.02
Agreement	Preamble
Alternative Financing	Section 6.13(b)(ii)
Annual Company Business Financial Statements	Section 4.06(c)
Annual Incentive Plan	Section 6.15(c)
Anoka Sublease	Section 9.03
Anti-Corruption Laws	Section 9.03
Appraisal Shares	Section 2.03(k)
Balance Sheet Date	Section 4.06(c)
Base Purchase Price	Section 9.03
Benefit Plan	Section 9.03
Bentonville Sublease	Section 9.03
Board of Directors	Section 9.03
Business Day	Section 9.03
Capitalization Date	Section 4.03(a)
CARES Act	Section 9.03
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.04
CFIUS	Section 9.03
CFIUS Approval	Section 9.03
Closing	Section 1.03
Closing Date	Section 1.03
Closing Debt	Section 9.03
Code	Section 9.03
Commercially Reasonable Terms	Section 6.13(b)(iii)
Company	Preamble
Company Acquisition Agreement	Section 6.09(d)
Company Acquisition Proposal	Section 9.03
Company Adverse Recommendation Change	Section 6.09(d)
Company Assets	Section 9.03
Company Balance Sheet	Section 4.06(e)
Company Benefit Plan	Section 9.03
Company Business	Section 9.03
Company Common Stock	Section 2.01(b)
Company Disclosure Letter	Article IV
Company DSU	Section 9.03

Annex I

Term	Section
Company Employee	Section 9.03
Company Equity Awards	Section 9.03
Company ESPP	Section 9.03
Company Financial Statements	Section 4.06(b)
Company Group	Section 9.03
Company Group Permits	Section 4.13(b)
Company Indemnified Parties	Section 6.05(a)
Company Intellectual Property	Section 4.16(a)
Company Leased Real Property	Section 4.15(b)
Company Material Adverse Effect	Section 9.03
Company Material Contract	Section 4.17(a)
Company Option	Section 9.03
Company Owned Intellectual Property	Section 9.03
Company Owned Real Property	Section 4.15(a)
Company Pension Benefit Plan	Section 4.10(f)
Company Permitted Liens	Section 9.03
Company Preferred Stock	Section 4.03(a)
Company PSU	Section 9.03
Company Registered Intellectual Property	Section 4.16(a)
Company Related Parties	Section 8.03(e)
Company RSU	Section 9.03
Company SEC Documents	Section 4.06(a)
Company Securities	Section 4.03(a)
Company Stock Plans	Section 9.03
Company Stockholder Approval	Section 4.04(d)
Company Stockholders’ Meeting	Section 6.02(a)
Company Subsidiary	Section 9.03
Company Superior Proposal	Section 9.03
Company Termination Fee	Section 8.03(b)(iii)
Company Welfare Benefit Plan	Section 4.10(c)
Confidentiality Agreement	Section 6.03
Consent	Section 9.03
Contract	Section 9.03
Contribution Amount	Section 9.03
Controlled Group Liability	Section 9.03
Court	Section 9.13(c)
Data Privacy Laws	Section 9.03
DDTC	Section 9.03
Debt Financing	Section 3.08
Debt Financing Commitments	Section 3.08
Debt Financing Sources	Section 3.08
DGCL	Section 9.03
dollars	Section 9.03
Domain Names	Section 9.03

Annex I

Term	Section
DPA	Section 9.03
EDGAR	Article IV
Effective Time	Section 1.04
Employee Matters Agreement	Section 9.03
End Date	Section 8.01(b)(i)
Environment	Section 9.03
Environmental Laws	Section 9.03
Environmental Liability	Section 9.03
Environmental Matters	Section 9.03
Environmental Permit	Section 9.03
Equity Financing	Section 3.08
Equity Financing Commitment	Section 3.08
Equity Financing Source	Section 3.08
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Estimated Closing Adjustment Amount	Section 9.03
Estimated Closing Debt	Section 9.03
Estimated Closing Non-Cash Debt	Section 9.03
Estimated Closing Taxes	Section 9.03
Estimated Transaction Expenses	Section 9.03
Exchange Act	Section 9.03
Excluded Information	Section 9.03
Existing ABL Credit Agreement	Section 9.03
Existing Credit Agreements	Section 9.03
Existing Notes	Section 9.03
Existing Notes Indenture	Section 9.03
Existing Notes Redemption	Section 6.14(d)
Existing Offering Period	Section 2.04(f)
Existing Term Loan Credit Agreement	Section 9.03
FCPA	Section 9.03
Filed SEC Documents	Article IV
Final Determination	Section 9.03
Financing	Section 3.08
Financing Commitments	Section 3.08
Financing Sources	Section 3.08
Form S-4	Section 6.01(a)
Fraud	Section 9.03
GAAP	Section 9.03
GDPR	Section 9.03
Global Trade Laws	Section 9.03
Government Bid	Section 9.03
Government Contract	Section 9.03
Governmental Approval	Section 9.03
Governmental Authority	Section 9.03

Annex I

Term	Section
Group	Section 9.03
Guaranteed Obligations	Section 9.15(a)
Guarantor	Preamble
Guarantor Provisions	Section 9.03
Guaranty	Section 9.15(a)
Hazardous Materials	Section 9.03
Historical Company Business Financial Statements	Section 4.06(c)
HSR Act	Section 9.03
Indebtedness	Section 9.03
Initial End Date	Section 8.01(b)(i)
Intellectual Property	Section 9.03
Intended Tax Treatment	Section 6.10(a)
Intercompany Contracts	Section 4.17(c)
Interim Balance Sheet	Section 4.06(c)
Interim Company Business Financial Statements	Section 4.06(c)
Internal Transactions	Section 9.03
Intervening Event	Section 9.03
Inventory	Section 4.28
IRS	Section 9.03
ITAR	Section 9.03
IT Systems	Section 9.03
Inventory	Section 4.28
Joint Notice	Section 6.04(c)
Judgment	Section 9.03
Know-How	Section 9.03
knowledge of Company	Section 9.03
knowledge of Parent	Section 9.03
Labor Agreement	Section 4.11(a)
Law	Section 9.03
Lease Agreement	Section 9.03
Letter of Transmittal	Section 2.03(b)
Liabilities	Section 9.03
Lien	Section 9.03
Manhattan MSA	Section 9.03
Marketing Period	Section 9.03
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Exchange Fund	Section 2.03(a)
Merger Sub	Preamble
Merger Transactions	Section 9.03
Moelis	Section 4.19(b)
Morgan Stanley	Section 4.19(a)
Multiemployer Plan	Section 9.03
NYSE	Section 9.03

Annex I

Term	Section
OFAC	Section 9.03
Other Sources	Section 9.03
Outdoor Products	Preamble
Outdoor Products Benefit Plan	Section 9.03
Outdoor Products Business	Section 9.03
Outdoor Products Common Stock	Section 9.03
Outdoor Products Employee	Section 9.03
Outdoor Products Equity Award	Section 9.03
Outdoor Products Group	Section 9.03
Outdoor Products Subsidiary	Section 9.03
Parent	Preamble
Parent Disclosure Letter	Article III
Parent Material Adverse Effect	Section 9.03
Parent Related Parties	Section 8.03(d)
Parent Termination Fee	Section 8.03(a)
Permit	Section 9.03
Person	Section 9.03
Personal Information	Section 9.03
Post-Closing Bonus	Section 6.15(c)
PPP	Section 9.03
Pre-Closing Bonus	Section 6.15(c)
Pre-Closing Separation	Section 9.03
Premium Cap	Section 6.05(b)
Privacy and Data Security Requirements	Section 9.03
Processing	Section 9.03
Protected Activity	Section 6.18(a)
Proxy Statement	Section 6.01(a)
Public Official	Section 9.03
R&W Insurance Policy	Section 9.03
Records	Section 9.03
Redacted Fee Letter	Section 9.03
Registered Intellectual Property	Section 9.03
Regulation S-K	Section 9.03
Regulation S-X	Section 9.03
Release	Section 9.03
Remedial Action	Section 4.14(h)
Representatives	Section 9.03
Required Financial Information	Section 9.03
Restraint	Section 7.01(c)
Restrictive Covenants	Section 6.18(b)
Review Laws	Section 6.04(b)
Rule 144A	Section 6.13(c)
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03

Annex I

Term	Section
Sanctions	Section 9.03
Sarbanes-Oxley Act	Section 9.03
SEC	Section 9.03
Securities Act	Section 9.03
Separation	Section 9.03
Separation Agreement	Recitals
Software	Section 9.03
Subscription	Recitals
Subscription Agreement	Recitals
Subscription Amount	Section 9.03
Subsidiary	Section 9.03
Surviving Corporation	Section 1.02
Tax Return	Section 9.03
Taxes	Section 9.03
Top Customers	Section 4.17(a)(xiii)
Top Vendors	Section 4.17(a)(xiii)
Trademarks	Section 9.03
Transaction Documents	Section 9.03
Transaction Expenses	Section 9.03
Transactions	Section 9.03
Transition Services Agreement	Section 9.03
UK NSIA	Section 9.03
UK NSIA Notice	Section 9.03
Vista Outdoor DSU	Section 9.03
Vista Outdoor Equity Awards	Section 9.03
Vista Outdoor Option	Section 9.03
Vista Outdoor Pre-Closing Stock Price	Section 9.03
Vista Outdoor PSU	Section 9.03
Vista Outdoor RSU	Section 9.03
Voting Company Debt	Section 4.03(a)

Annex I

Exhibit 2.2

[EXECUTION VERSION]

SEPARATION AGREEMENT

by and between

VISTA OUTDOOR INC.

and

REVELYST, INC.

Dated as of October 15, 2023

Schedule 1.01(a)	-	Transaction Steps

Schedule 1.01(b)	-	Revelyst Accounts

Schedule 1.01(c)	-	Equity Interests

Schedule 1.01(d)	-	Revelyst Assets

Schedule 1.01(e)	-	Revelyst Balance Sheet
Schedule 1.01(f)	-	Revelyst Liabilities
Schedule 1.01(g)	-	Shared Contracts
Schedule 1.01(h)	-	Vista Outdoor Accounts
Schedule 1.01(i)	-	Vista Outdoor Retained Assets
Schedule 1.01(j)	-	Vista Outdoor Retained Liabilities
Schedule 2.03(b)	-	Surviving Intercompany Agreements
Schedule 2.06(k)(i)	-	Accounting Principles
Schedule 3.01(a)	-	Surviving Vista Outdoor Credit Support Instruments
Schedule 5.12(a)	-	Revelyst-Managed Actions
Schedule 5.12(b)	-	Vista Outdoor-Managed Actions

SEPARATION AGREEMENT, dated as of October 15, 2023, by and between VISTA OUTDOOR INC., a Delaware corporation (“Vista Outdoor”), and REVELYST, INC., a Delaware corporation and a direct wholly owned Subsidiary of Vista Outdoor (“Revelyst”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS, Vista Outdoor, Revelyst, CSG Elevate II Inc., a Delaware corporation (“Parent”), CSG Elevate III Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and, solely for the purposes of the Guarantor Provisions, CZECHOSLOVAK GROUP a.s., a joint stock company incorporated under the laws of the Czech Republic, have entered into that certain Agreement and Plan of Merger, dated as of October 15, 2023 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into Vista Outdoor, with Vista Outdoor surviving such merger (the “Merger”) as a wholly owned Subsidiary of Parent;

WHEREAS, on the terms and subject to the conditions contained herein, prior to the consummation of the Merger, Vista Outdoor shall consummate the Internal Transactions;

WHEREAS, following the consummation of the Internal Transactions, the Transferred Companies will, directly or indirectly, hold the Revelyst Business;

WHEREAS, following the consummation of the Internal Transactions, Parent will subscribe for Vista Outdoor Common Stock in an amount equal to the Subscription Amount on the terms and subject to the conditions set forth in the Merger Agreement (the “Subscription”);

WHEREAS, following the Subscription, on the terms and subject to the conditions contained herein, Vista Outdoor will contribute the Transferred Equity Interests and the Contribution Amount to Revelyst in exchange for newly issued shares of Revelyst Common Stock (the “Contribution”);

WHEREAS, following the Contribution, pursuant to the Merger, each share of Vista Outdoor Common Stock issued and outstanding immediately prior to the Merger (other than any such shares of Vista Outdoor Common Stock held by Vista Outdoor, any of its Subsidiaries or Parent) shall be converted into the right to receive one fully paid and non-assessable share of Revelyst Common Stock;

WHEREAS, the board of directors of Vista Outdoor has approved and declared advisable and in the best interests of Vista Outdoor and its stockholders this Agreement and the Separation;

WHEREAS, it is a condition to the Merger that, on or prior to the Closing Date, the Pre-Closing Separation be consummated in accordance with the terms of this Agreement; and

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation and to set forth certain other agreements that will govern certain matters relating to the Separation and the relationship of Vista Outdoor, Revelyst and their respective Subsidiaries following the Separation and Merger.

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NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Merger Agreement. In addition, the following terms shall have the following meanings:

“Adversarial Action” means (a) an Action by a member of the Vista Outdoor Group, on the one hand, against a member of the Revelyst Group, on the other hand, or (b) an Action by a member of the Revelyst Group, on the one hand, against a member of the Vista Outdoor Group, on the other hand.

“Affiliate” of any Person means a Person that controls, is controlled by or is under common control with such Person. As used herein, “control” of any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities or other interests, by Contract or otherwise; provided, however, that, solely for purposes of this Agreement and the Ancillary Agreements, (a) Revelyst and the other members of the Revelyst Group shall not be considered Affiliates of Vista Outdoor or any of the other members of the Vista Outdoor Group and (b) Vista Outdoor and the other members of the Vista Outdoor Group shall not be considered Affiliates of Revelyst or any of the other members of the Revelyst Group. Notwithstanding the foregoing, solely with respect to clauses (c) through (f) of Section 9.01, the term Affiliate shall only include such Persons that are Affiliates as of the Closing.

“Agreed Tax Principles” has the meaning set forth in Section 4.02(c).

“Agreement” means this Separation Agreement, including the Schedules hereto.

“Ancillary Agreements” means (a) the Employee Matters Agreement, the Transition Services Agreement, the Anoka Sublease and the Bentonville Sublease, (b) if the Closing Date occurs prior to March 31, 2024, the Manhattan MSA and (c) any other instruments, assignments, documents and agreements executed by the Parties or the members of their respective Groups in connection with the implementation of the transactions contemplated by this Agreement, excluding the Merger Agreement.

“Assets” means all assets, properties, claims and rights of every kind and nature (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible or intangible, or accrued or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

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(a) all accounting and other books, records, files and Personnel Records, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic recording or any other form or medium (“Records”);

(b) all apparatus, fixtures, machinery, furniture, office and other equipment, automobiles, trucks, aircraft, rolling stock, vessels, motor vehicles and other transportation equipment, special and general tools, test devices, prototypes and models and other tangible personal property;

(c) all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;

(d) all interests in real property of whatever nature, including buildings, land, structures, improvements and fixtures thereon, and all licenses, easements and rights-of-way appurtenant thereto, and all leasehold interests, whether as owner, mortgagee or holder of a Lien in real property, lessor, sublessor, lessee, sublessee or otherwise;

(e) all interests in any capital stock of, or other equity interests in, any Subsidiary or any other Person; all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person; all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person; all other investments in securities of any Person; and all rights as a partner, joint venturer or participant;

(f) all Contracts, including license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services, and unfilled orders for the manufacture and sale of products, and all rights arising thereunder;

(g) all deposits, letters of credit, performance bonds and other surety bonds;

(h) all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals and materials and analyses prepared by consultants and other third parties;

(i) all right, title and interest in and to Intellectual Property;

(j) all IT Systems;

(k) all prepaid expenses, trade accounts and other accounts and notes receivable (whether current or non-current);

(l) all claims or rights against any Person arising from the ownership of any other Asset, all rights in connection with any bids or offers, all Actions, Judgments or similar rights, all rights under express or implied warranties, all rights of recovery and all rights of setoff of any kind and demands of any nature, in each case whether accrued or contingent, whether in tort, contract or otherwise and whether arising by way of counterclaim or otherwise;

(m) all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

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(n) all Governmental Approvals (including Environmental Permits) and all pending applications therefor;

(o) (i) all cash, cash equivalents, bank deposits and marketable securities, whether denominated in United States dollars or otherwise, and (ii) all bank accounts, lock boxes and other deposit arrangements;

(p) interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements; and

(q) all goodwill as a going concern and other intangible properties.

“Cash Management Arrangements” means all cash management arrangements pursuant to which Vista Outdoor or its Subsidiaries automatically or manually sweep cash from, or automatically or manually transfer cash to, accounts of Revelyst or any other member of the Revelyst Group.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq.

“Commission” means the Securities and Exchange Commission.

“Contribution” has the meaning set forth in the recitals.

“Cravath” has the meaning set forth in Section 6.10.

“Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Environmental Liabilities” means all Liabilities to the extent relating to, arising out of or resulting from any applicable Environmental Laws, or Environmental Permits, including such Liabilities to the extent relating to, arising out of or resulting from any (a) compliance, or any actual or alleged non-compliance, with any Environmental Law; (b) any actual or alleged presence or Release of, disposal, arrangement for disposal or transportation of, or exposure to, Hazardous Materials; (c) any actual or alleged personal injuries, property or natural resource damages, financial assurance obligations or contractual obligations related to any of the foregoing; and (d) any remediation, investigation or clean-up obligations related to any of the foregoing.

“Excess Amount” has the meaning set forth in Section 4.10(c).

“Excise Taxes” has the meaning set forth in the definition of “Transaction Taxes”.

“Final Determination” means (a) any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or period for the filing of claims for refunds, amended Tax Returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an IRS Form 870AD, or (b) the payment of Tax by a Party (or its Subsidiary) that is responsible for

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payment of that Tax under applicable Law, with respect to any item disallowed or adjusted by a Governmental Authority, as long as the responsible Party determines that no action should be taken to recoup that payment and the other Party agrees (such agreement not to be unreasonably withheld, delayed or conditioned).

“Form S-4” means the registration statement on Form S-4 filed by Revelyst with the Commission to register under the Securities Act the shares of Revelyst Common Stock to be issued in connection with the Merger, in the form declared effective by the Commission.

“Group” means either the Vista Outdoor Group or the Revelyst Group, or both, as the context requires.

“Indemnified Taxes” means, without duplication, (a) Income Taxes of Vista Outdoor or any of its Subsidiaries for any Pre-Closing Tax Period, (b) any Income Taxes of Vista Outdoor or any of its Subsidiaries resulting from (i) income or gain in respect of deferred intercompany transactions that is taken into account, (ii) excess loss accounts that are taken into account or (iii) dual consolidated losses that are recaptured, in the case of each of clauses (i), (ii) and (iii), in connection with the Transactions under Sections 1502 and 1503 of the Code and the related Treasury Regulations), (c) Transaction Taxes, (d) Income Taxes of a Person other than Vista Outdoor or its Subsidiaries for which any of them has Liability as a result of being a member of an affiliated consolidated, combined, unitary or similar group under federal, state, local or foreign Tax Laws, or as a result of any other relationship, transaction or Contract existing, occurring or entered into, before the Closing (other than any Contract entered into in the ordinary course of business, the primary purpose of which is not Taxes) and (e) Taxes collected from Vista Outdoor as a result of Revelyst’s failure to pay any Income Tax liability in a taxable period ending after the Closing Date that includes a “recapture tax amount” pursuant to Treasury Regulations Section 1.1503(d)-6(h)(3)(iv)(B); provided that Indemnified Taxes shall not include any Taxes arising from (1) transactions, actions or elections entered into by the Vista Outdoor Group outside the ordinary course of business on the Closing Date and not (x) otherwise contemplated by this Agreement or the Merger Agreement, (y) required by applicable Law or by a Contract entered into by a member of the Vista Outdoor Group prior to the Closing or (z) approved in writing by Revelyst or (2) interest and other income of Vista Outdoor or any of its Subsidiaries from the Merger Exchange Fund.

“Indemnifying Party” has the meaning set forth in Section 5.04(a).

“Indemnitee” has the meaning set forth in Section 5.04(a).

“Indemnity Payment” has the meaning set forth in Section 5.04(a).

“Information” means information, whether or not patentable, copyrightable or protectable as a trade secret, in written, oral, electronic or other tangible or intangible forms, stored in any medium now known or yet to be created, including studies, reports, records, books, Contracts, instruments, Software, Know-How, communications (including those by or to attorneys (whether or not subject to the attorney-client privilege)), memos and other materials and other technical, financial, employee or business information or data, documents, correspondence, materials and files.

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“Insurance Proceeds” means those monies:

(a) received by an insured (or its successor-in-interest) from an insurance carrier;

(b) paid by an insurance carrier on behalf of the insured (or its successor-in-interest); or

(c) received (including by way of setoff) by or on behalf of the insured (or its successor-in-interest) from any third party in the nature of insurance, contribution or indemnification in respect of any Liability;

in each such case, net of (i) any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), (ii) any costs or expenses incurred in connection with the collection thereof and (iii) any Taxes resulting from the receipt thereof.

“Intercompany Accounts” has the meaning set forth in Section 2.03(a).

“Intercompany Agreements” has the meaning set forth in Section 2.03(a).

“Internal Transactions” means the transactions identified as the “Internal Transactions” in Schedule 1.01(a).

“Managing Party” has the meaning set forth in Section 5.13.

“Merger” has the meaning set forth in the recitals.

“Merger Agreement” has the meaning set forth in the recitals.

“Mixed Action” has the meaning set forth in Section 5.12(c).

“Non-Managing Party” has the meaning set forth in Section 5.13.

“Party” means either party hereto, and “Parties” means both parties hereto.

“Personnel Records” means all personnel files, data and other personnel information that relates to (a) in the case of the Vista Outdoor Group, any Vista Outdoor Employee, Former Vista Outdoor Employee or Former Shared Services Employee (each, as defined in the Employee Matters Agreement) and any other service provider of the Vista Outdoor Group immediately following the Closing, or (b) in the case of the Revelyst Group, any Revelyst Employee, Former Revelyst Employee (each, as defined in the Employee Matters Agreement) and any other service provider of the Revelyst Group immediately following the Closing and, in each case under clauses (a) and (b), other than files, data and information that are (or is) prohibited from being made available as a result of applicable Laws regarding the safeguarding of data privacy or any other legal obligation to maintain the confidentiality of such files, data or information.

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“Pre-Closing Separation” means (a) the Internal Transactions, (b) the execution and delivery of (i) the Transition Services Agreement, (ii) if the Closing Date occurs prior to March 31, 2024, the Manhattan MSA, (iii) the Anoka Sublease and (iv) the Bentonville Sublease, (c) any actions to be taken prior to the Contribution pursuant to Sections 2.01(a) and 2.03, and (d) the Contribution.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on and including the Closing Date.

“Pre-Closing Tax Returns” has the meaning set forth in Section 4.02(b).

“Release Date” has the meaning set forth in Section 4.10(c).

“Reserved Amount” has the meaning set forth in Section 4.10(c).

“Retained Information” has the meaning set forth in Section 6.04.

“Revelyst” has the meaning set forth in the preamble.

“Revelyst Account” means any bank, brokerage or similar account owned by Revelyst or any other member of the Revelyst Group, including the Revelyst Accounts listed or described on Schedule 1.01(b).

“Revelyst Assets” means, without duplication, the following Assets of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, whether held directly or indirectly through any Person:

(a) all interests in the capital stock of, or other equity interests in, the members of the Revelyst Group (other than Revelyst), including the Transferred Equity Interests, and all other equity, partnership, membership, joint venture and similar interests owned by a member of the Revelyst Group (other than any such interests (i) in a member of the Vista Outdoor Group or (ii) set forth on Schedule 1.01(c)(iii) under the caption “Joint Ventures and Minority Investments – Owned by Vista Outdoor”), including those set forth on Schedule 1.01(c)(ii) under the caption “Joint Ventures and Minority Investments – Owned by Revelyst”;

(b) all Assets reflected on the Revelyst Business Balance Sheet, and all Assets acquired after the date of the Revelyst Business Balance Sheet that, had they been acquired on or before such date and owned as of such date, would reasonably and in good faith have been reflected on the Revelyst Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any dispositions of such Assets subsequent to the date of the Revelyst Business Balance Sheet;

(c) any additional Assets listed or described on Schedule 1.01(d);

(d) any rights to the extent related to the Revelyst Portion of any Shared Contract;

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(e) all Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be assigned to or retained by, or allocated to, any member of the Revelyst Group;

(f) (i) all rights, interests and claims with respect to Information and Records that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Revelyst Business; and (ii) a non-exclusive right to, and copies of the portions of, Information and Records described in clause (e)(i) of the definition of Vista Outdoor Assets that, as of immediately prior to the Effective Time, are related to, or used or held for use in connection with, the facilities, business or operations of the Revelyst Business (but not primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Revelyst Business), in each case unless otherwise expressly provided in this Agreement; and

(g) all Assets of Vista Outdoor and its Subsidiaries that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Revelyst Business (unless otherwise expressly provided in this Agreement).

Notwithstanding the foregoing, the Revelyst Assets shall not include (i) any Vista Outdoor Retained Assets, (ii) any Tax assets, (iii) any rights to the extent related to the Vista Outdoor Portion of any Shared Contracts or (iv) any Assets of Vista Outdoor and its Subsidiaries that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement).

“Revelyst Bank Debt Incurrence” means any incurrence of indebtedness at or following the Closing (or commitments to provide any such indebtedness) by Revelyst or any member of its Group.

“Revelyst Business” means the businesses and operations whose financial results were collectively reported as the “Outdoor Products” reporting segment of Vista Outdoor during the period beginning on April 1, 2023 and ending immediately prior to the Effective Time.

“Revelyst Business Balance Sheet” means the balance sheet of the Revelyst Business, including the notes thereto, as of June 25, 2023, as set forth on Schedule 1.01(e).

“Revelyst Common Stock” means, collectively, the common stock, $0.01 par value per share, of Revelyst.

“Revelyst Credit Support Instruments” has the meaning set forth in Section 3.02(a).

“Revelyst Group” means (a) Revelyst, (b) each Person that will be a Subsidiary of Revelyst following the Internal Transactions and the Contribution and immediately prior to the Effective Time, including the entities set forth on Schedule 1.01(c) under the caption “Subsidiaries”, and (c) each Person that becomes a Subsidiary of Revelyst after the Closing, including in each case any Person that is merged or consolidated with or into Revelyst or any Subsidiary of Revelyst.

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“Revelyst Indemnitees” has the meaning set forth in Section 5.03.

“Revelyst IP” means the Intellectual Property included in the Revelyst Assets.

“Revelyst Know-How” means the Know-How included in the Revelyst Assets.

“Revelyst Liabilities” means, without duplication, the following Liabilities of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time:

(a) all Liabilities (including Environmental Liabilities) to the extent relating to, arising out of or resulting from:

(i) the facilities, operation or conduct of the Revelyst Business as conducted at any time prior to the Closing (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(ii) the facilities, operation or conduct of the Revelyst Business or any other business conducted by Revelyst or any other member of the Revelyst Group at any time after the Closing (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(iii) any terminated, divested or discontinued facilities, businesses or operations of the Revelyst Business; or

(iv) the Revelyst Assets;

(b) all Liabilities reflected on the Revelyst Business Balance Sheet, and all Liabilities arising or assumed after the date of the Revelyst Business Balance Sheet that, had they arisen or been assumed on or before such date and been existing as of such date, would reasonably and in good faith have been reflected on the Revelyst Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any discharge of such Liabilities subsequent to the date of the Revelyst Business Balance Sheet;

(c) any additional Liabilities listed or described on Schedule 1.01(f);

(d) any Liabilities to the extent related to the Revelyst Portion of any Shared Contract;

(e) all other Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Revelyst Group; and

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(f) all Liabilities to the extent relating to, arising out of or resulting from (i) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case with respect to all information contained in, or incorporated by reference into, the Form S-4, any registration statement, offering memorandum or other marketing materials relating to the Revelyst Bank Debt Incurrence, or any other document filed by Vista Outdoor or Revelyst with the Commission in connection with the Transactions or as contemplated by this Agreement (the “Transaction Filings”), but in all cases excluding Vista Outdoor Disclosure Sections, (ii) any litigation against Vista Outdoor or its directors relating to the Transaction Filings (except to the extent relating to Vista Outdoor Disclosure Sections) or the Transactions brought by any holder of Vista Outdoor Common Stock and (iii) any demands for appraisal of any shares of Vista Outdoor Common Stock issued and outstanding immediately prior to the Effective Time and held by any Person who is entitled to demand appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL.

Notwithstanding the foregoing, the Revelyst Liabilities shall not include (i) any Vista Outdoor Retained Liabilities, (ii) any Liabilities for Taxes, (iii) any Liabilities to the extent related to the Vista Outdoor Portion of any Shared Contract or (v) any Liabilities of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, to the extent related to the facilities, businesses or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement).

“Revelyst Marks” means the Trademarks included in the Revelyst Assets.

“Revelyst Portion” has the meaning set forth in Section 2.04.

“Revelyst Prepared Returns” has the meaning set forth in Section 4.02(a).

“Revelyst Subsidiary Group” means the members of the Revelyst Group other than Revelyst.

“Revelyst Tax Returns” means Tax Returns that include a member of the Revelyst Group and do not include any member of the Vista Outdoor Group.

“Separation” means (a) (i) the Internal Transactions, (ii) any actions to be taken pursuant to Article II and (iii) any other transfers of Assets and assumptions of Liabilities, in each case, between a member of the Revelyst Group and a member of the Vista Outdoor Group, provided for in this Agreement or in any Ancillary Agreement and (b) the Contribution.

“Shared Background IP” has the meaning set forth in Section 9.02.

“Shared Contract” means any Contract of any member of either Group with a third party that relates in any material respect to both the Revelyst Business and the Vista Outdoor Business, including the contracts and agreements set forth on Schedule 1.01(g); provided that the Parties may, by mutual consent, elect to include in, or exclude from, this definition any Contract.

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“Specified Dual Consolidated Loss” means any dual consolidated loss of any separate unit and combined separate unit of Revelyst as determined under Treasury Regulations Section 1.1503(d)-1(b)(4) (including (a) Hydrosport, S. de R.L. de C.V., (b) Advanced Arrow S. de R.L. de C.V., (c) CamelBak Products, LLC (Philippine Representative Office), (d) Bell Sports Inc. –Ireland Branch and (e) any combined separate unit comprised of any combination of the foregoing separate units), for Tax years of Vista Outdoor up to and including the Tax year that includes the Closing Date, for which a “domestic use election” has been made pursuant to Treasury Regulations Section 1.1503(d)-6.

“Specified Group Insurance Policies” has the meaning set forth in Section 7.01.

“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

“Surviving Vista Outdoor Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Tax Indemnity Account” means a notional account with an initial balance equal to Closing Taxes, as finally determined pursuant to Section 2.06, reduced by any indemnity payments treated as paid from such account pursuant to Section 4.10.

“Third-Party Claim” means any assertion by a Person (including any Governmental Authority) who is not a member of the Vista Outdoor Group or the Revelyst Group of any claim, or the commencement by any such Person of any Action, against any member of the Vista Outdoor Group or the Revelyst Group.

“Third-Party Proceeds” has the meaning set forth in Section 5.04(a).

“Transaction Tax Deductions” means any amounts that are deductible, for Income Tax purposes, at a “more likely than not” or higher level of comfort and relate to or arise from the payments of amounts that are included in Transaction Expenses or Closing Debt (or amounts that would have been included in such definitions but were paid prior to the Closing) and assuming an election was made under Rev. Proc. 2011-29, 2011-18 I.R.B. 746 with respect to any applicable fees.

“Transaction Taxes” means, without duplication, (a) Taxes imposed on Vista Outdoor as a result of the Merger pursuant to Section 4501 of the Code (“Excise Taxes”), (b) Transfer Taxes imposed on Vista Outdoor or its Subsidiaries attributable to the consummation of the Transactions and (c) any other Taxes imposed on Vista Outdoor or its Subsidiaries, which are attributable to the consummation of the Transactions.

“Transfer Taxes” means all transfer, sales, use, excise, stock, stamp, stamp duty, stamp duty reserve, stamp duty land, documentary, filing, recording, registration, value-added and other similar Taxes.

“Transferred Companies” means Bell Sports Corp., a Delaware corporation, Vista Outdoor Operations LLC, a Delaware limited liability company, Northstar Outdoors, LLC, a California limited liability company, and Camelbak Acquisition Corp., a Delaware corporation.

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“Transferred Equity Interests” means all of the issued and outstanding equity interests in each of the Transferred Companies, in each case held directly by Vista Outdoor immediately after the consummation of the Internal Transactions.

“Vista Outdoor” has the meaning set forth in the preamble.

“Vista Outdoor Account” means any bank, brokerage or similar account owned by Vista Outdoor or any other member of the Vista Outdoor Group, including the Vista Outdoor Accounts listed or described on Schedule 1.01(h).

“Vista Outdoor Assets” means, without duplication, all Assets of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, whether held directly or indirectly through any Person, other than the Revelyst Assets, including the following Assets of Vista Outdoor and its Subsidiaries:

(a) the Vista Outdoor Retained Assets;

(b) all Assets of Vista Outdoor and its Subsidiaries that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement);

(c) all interests in the capital stock, or other equity interests in, the members of the Vista Outdoor Group (other than Vista Outdoor);

(d) all Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be retained by, or allocated to, any member of the Vista Outdoor Group;

(e) (i) all rights, interests and claims with respect to Information and Records that, as of immediately prior to the Effective Time, are primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business; and (ii) a non-exclusive right to, and copies of the portions of, Information and Records described in clause (i)(i) of the definition of Revelyst Assets that, as of immediately prior to the Effective Time, are related to, or used or held for use in connection with, the facilities, business or operations of the Vista Outdoor Business (but not primarily related to, or used or held for use primarily in connection with, the facilities, business or operations of the Vista Outdoor Business), in each case unless otherwise expressly provided in this Agreement; and

(f) any rights to the extent related to the Vista Outdoor Portion of any Shared Contract.

Notwithstanding the foregoing, the Vista Outdoor Assets shall not include any Tax assets.

“Vista Outdoor Business” means the businesses and operations conducted by Vista Outdoor and its Subsidiaries immediately prior to the Effective Time, other than the Revelyst Business.

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“Vista Outdoor Common Stock” means, collectively, the common stock, $0.01 par value per share, of Vista Outdoor.

“Vista Outdoor Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Vista Outdoor Disclosure Sections” means all information set forth in or omitted from the Form S-4 to the extent provided by or on behalf of, or relating to (and provided to Parent or its Representatives for review), Parent.

“Vista Outdoor Group” means Vista Outdoor and each of its Subsidiaries, but excluding any member of the Revelyst Group.

“Vista Outdoor Indemnitees” has the meaning set forth in Section 5.02.

“Vista Outdoor IP” means the Intellectual Property included in the Vista Outdoor Assets.

“Vista Outdoor Know-How” means the Know-How included in the Vista Outdoor Assets.

“Vista Outdoor Liabilities” means, without duplication, all Liabilities of Vista Outdoor and its Subsidiaries as of immediately prior to the Effective Time, other than the Revelyst Liabilities, including the following Liabilities of Vista Outdoor and its Subsidiaries:

(a) all Liabilities (including Environmental Liabilities) to the extent relating to, arising out of or resulting from:

(i) the facilities, operation or conduct of the Vista Outdoor Business as conducted at any time prior to the Closing (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(ii) the facilities, operation or conduct of the Vista Outdoor Business or any other business conducted by Vista Outdoor or any other member of the Vista Outdoor Group at any time after the Closing (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(iii) any terminated, divested or discontinued facilities, businesses or operations of Vista Outdoor and its Subsidiaries (other than the Revelyst Business, the Revelyst Group and any terminated, divested or discontinued facilities, businesses or operations of the Revelyst Business); or

(iv) the Vista Outdoor Assets;

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(b) the Vista Outdoor Retained Liabilities;

(c) any Liabilities to the extent related to the Vista Outdoor Portion of any Shared Contract;

(d) all Liabilities of Vista Outdoor and its Subsidiaries, immediately prior to the Effective Time, to the extent related to the facilities, businesses or operations of the Vista Outdoor Business (unless otherwise expressly provided in this Agreement);

(e) all other Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Vista Outdoor Group; and

(f) all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case with respect to the Vista Outdoor Disclosure Sections.

Notwithstanding the foregoing, the Vista Outdoor Liabilities shall not include any Liabilities for Taxes.

“Vista Outdoor Marks” means the Trademarks included in the Vista Outdoor Assets.

“Vista Outdoor Policy Pre-Closing Insurance Claim” means any (a) claim made against a member of the Revelyst Group or a member of the Vista Outdoor Group and reported to the applicable insurer(s) at or prior to the Closing in respect of an act or omission occurring at or prior to the Closing that results in a Liability under a “claims-made-based” insurance policy of the Vista Outdoor Group in effect at or prior to the Closing or any extended reporting period thereof or (b) Action (whether made prior to, at or following the Closing) in respect of a Liability occurring at or prior to the Closing under an “occurrence-based” insurance policy of any member of the Vista Outdoor Group in effect at or prior to the Closing.

“Vista Outdoor Portion” has the meaning set forth in Section 2.04.

“Vista Outdoor Prepared Returns” has the meaning set forth in Section 4.02(b).

“Vista Outdoor Retained Assets” means any specified Assets set forth on Schedule 1.01(i).

“Vista Outdoor Retained Liabilities” means any specified Liabilities set forth on Schedule 1.01(j).

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ARTICLE II

The Separation

SECTION 2.01. Transfer of Assets and Assumption of Liabilities. (a) Prior to the consummation of the Contribution, and subject to Section 2.01(f), Vista Outdoor shall cause the Internal Transactions to be consummated. In connection therewith, Vista Outdoor shall, and shall cause the members of the Vista Outdoor Group and the members of the Revelyst Subsidiary Group to, execute such instruments of assignment or transfer, and take such other corporate actions as are necessary to:

 (i) assign, transfer or convey to one or more members of the Revelyst Subsidiary Group all of the right, title and interest of the Vista Outdoor Group in, to and under all Revelyst Assets not already owned by the Revelyst Subsidiary Group;

 (ii) assign, transfer or convey to one or more members of the Vista Outdoor Group all of the right, title and interest of the Revelyst Subsidiary Group in, to and under all Vista Outdoor Assets not already owned by the Vista Outdoor Group;

 (iii) cause one or more members of the Revelyst Subsidiary Group to assume all of the Revelyst Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Vista Outdoor Group; and

 (iv) cause one or more members of the Vista Outdoor Group to assume all of the Vista Outdoor Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Revelyst Subsidiary Group.

Notwithstanding anything to the contrary in this Agreement, no member of the Vista Outdoor Group or the Revelyst Subsidiary Group shall be required to transfer any Information except as required by Article VI.

(b) Subject to the satisfaction (or, to the extent permitted by Law, waiver by the Parties entitled to the benefit thereof) of each of the conditions to Closing set forth in Article VIII of the Merger Agreement (other than (i) the condition set forth in Section 7.01(d) of the Merger Agreement and (ii) those conditions that by their nature are to be satisfied at the Closing; provided that the conditions referred to in this clause (ii) are reasonably capable of being satisfied at the Closing), and subject to Section 2.01(f), Vista Outdoor shall consummate the Contribution immediately prior to the Closing, by contributing the Transferred Equity Interests and the Contribution Amount to Revelyst in exchange for newly issued shares of Revelyst Common Stock.

(c) In the event that it is discovered in the two (2) year period after the Closing that there was an omission of (i) the transfer or conveyance by Revelyst (or a member of the Revelyst Group) to, or the acceptance or assumption by, Vista Outdoor (or a member of the Vista Outdoor Group) of any Vista Outdoor Asset or Vista Outdoor Liability, as the case may be, (ii) the transfer or conveyance by Vista Outdoor (or a member of the Vista Outdoor Group) to, or the acceptance or assumption by, Revelyst (or a member of the Revelyst Group) of any Revelyst Asset or Revelyst Liability, as the case may be, or (iii) the transfer or conveyance by one Party

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(or any other member of its Group) to, or the acceptance or assumption by, the other Party (or any other member of its Group) of any Asset or Liability, as the case may be, that, had the Parties given specific consideration to such Asset or Liability prior to the Closing, would have otherwise been so transferred, conveyed, accepted or assumed, as the case may be, pursuant to this Agreement or the Ancillary Agreements, the Parties shall, subject to Section 2.01(f), execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to effect such transfer, conveyance, acceptance or assumption of such Asset or Liability, as the case may be, as promptly as reasonably practicable. Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.01(c) shall be treated by the Parties for all purposes as if it had occurred immediately prior to the Effective Time, except as otherwise required by applicable Law or a Final Determination.

(d) In the event that it is discovered in the two (2) year period after the Closing that there was (i) a transfer or conveyance by Revelyst (or a member of the Revelyst Group) to, or the acceptance or assumption by, Vista Outdoor (or a member of the Vista Outdoor Group) of any Revelyst Asset or Revelyst Liability, as the case may be, or (ii) a transfer or conveyance by Vista Outdoor (or a member of the Vista Outdoor Group) to, or the acceptance or assumption by, Revelyst (or a member of the Revelyst Group) of any Vista Outdoor Asset or Vista Outdoor Liability, as the case may be, the Parties shall, subject to Section 2.01(f), execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to transfer or convey such Asset or Liability back to the transferring or conveying Party or to rescind any acceptance or assumption of such Asset or Liability, as the case may be, as promptly as reasonably practicable. Any transfer or conveyance made or acceptance or assumption rescinded pursuant to this Section 2.01(d) shall be treated by the Parties for all purposes as if such Asset or Liability had never been originally transferred, conveyed, accepted or assumed, as the case may be, except as otherwise required by applicable Law or a Final Determination.

(e) With respect to any post-Closing transfer of an Asset required by Section 2.01(c), the Party required to make such transfer pursuant to this Agreement, on behalf of itself and the members of its Group, hereby grants to the receiving Party and the members of its Group a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable and transferable right and license (or sublicense, as the case may be) to fully use, practice and otherwise exploit such Asset, effective as of the Effective Time and until such time that the Party required to make such transfer (or the applicable member of its Group) transfers such Asset to the receiving Party (or the applicable member of its Group) in accordance with Section 2.01(c). With respect to any post-Closing transfer back of an Asset required by Section 2.01(d), the Party required to make such transfer back pursuant to this Agreement, on behalf of itself and the members of its Group, hereby grants to the Party that should have retained such Asset and the members of its Group a non-exclusive, royalty-free, fully paid-up, worldwide, irrevocable, sublicensable and transferable right and license (or sublicense, as the case may be) to fully use, practice and otherwise exploit such Asset, effective as of the Effective Time and until such time that the Party required to make such transfer back (or the applicable member of its Group) transfers such Asset back to the Party that should have retained such Asset (or the applicable member of its Group) in accordance with Section 2.01(d).

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(f) To the extent that any transfer or conveyance of any Asset (other than Shared Contracts, which are governed solely by Section 2.04) or acceptance or assumption of any Liability (other than Shared Contracts, which are governed solely by Section 2.04) required by this Agreement to be so transferred, conveyed, accepted or assumed, as the case may be, shall not have been completed prior to the Closing, the Parties shall, subject to this Section 2.01(f), execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to effect such transfer, conveyance, acceptance or assumption, as the case may be, as promptly as reasonably practicable following the Closing. Notwithstanding anything to the contrary herein, nothing in this Agreement shall be deemed to require the transfer or conveyance of any Assets or the acceptance or assumption of any Liabilities which by their respective terms (or the terms of any Contract relating to such Asset or Liability) or operation of Law cannot be so transferred, conveyed, accepted or assumed; provided, however, that, prior to and following the Closing, the Parties shall use commercially reasonable efforts to obtain and make any Governmental Approvals and other Consents necessary for the transfer, conveyance, acceptance or assumption, as the case may be, of all Assets and Liabilities required by this Agreement to be so transferred, conveyed, accepted or assumed; provided, further that neither Party nor any member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, or expend any money or take any action that would require the expenditure of money, in order to obtain or make any such Governmental Approval or other Consent (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to such Asset or intended to assume such Liability, as applicable, as promptly as reasonably practicable). In the event that any such transfer, conveyance, acceptance or assumption, as the case may be, has not been completed effective as of the Closing, the Party retaining such Asset or Liability (or the member of the Party’s Group retaining such Asset or Liability) shall thereafter hold such Asset for the use and benefit, and at the expense, of the Party or the member of its Group to which such Asset should have been transferred or conveyed pursuant to this Agreement and retain such Liability for the account, and at the expense, of the Party or the member of its Group by which such Liability should have been assumed or accepted pursuant to this Agreement, and take such other actions as may be reasonably requested by the Party or the member of its Group to which such Asset should have been transferred or conveyed pursuant to this Agreement, or by which such Liability should have been assumed or accepted pursuant to this Agreement, as the case may be, in order to place such Party or such member of its Group, insofar as reasonably possible without violation of the terms of such Asset or Liability (or the terms of any Contract relating to such Asset or Liability) or violation of Law, in substantially the same position as it would have been had such Asset or Liability been transferred, conveyed, accepted or assumed, as the case may be, as contemplated by this Agreement and so that the benefits and burdens relating to such Asset or Liability, as the case may be, including possession, use, risk of loss, potential for gain/loss and control over such Asset or Liability, as the case may be, are to inure from and after the Closing to such Party or such member of its Group. As and when any such Asset or Liability becomes transferable or assumable, as the case may be, the Parties shall execute, acknowledge and deliver, and cause the members of their respective Groups to execute, acknowledge and deliver, all reasonable further documents in order to effect such transfer, conveyance, acceptance or assumption, as the case may be, as promptly as reasonably practicable.

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(g) The Party retaining any Asset or Liability due to the deferral of the transfer or conveyance of such Asset or the deferral of the acceptance or assumption of such Liability pursuant to this Section 2.01 or otherwise shall not be obligated by this Agreement, in connection with this Section 2.01, to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) or expend any money or take any action that would require the expenditure of money (other than reasonable out-of-pocket expenses, Taxes, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group to which such Asset should have been transferred or conveyed pursuant to this Agreement or by which such Liability should have been assumed or accepted pursuant to this Agreement, as applicable, as promptly as reasonably practicable) unless and to the extent that the Party or the member of the Party’s Group to which such Asset should have been transferred or conveyed pursuant to this Agreement or by which such Liability should have been assumed or accepted pursuant to this Agreement, as applicable, advances or agrees to reimburse it for the applicable expenditures. For the avoidance of doubt, reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or compensation for the procurement of any asset intended to replace an Asset in the course of a Party’s obligation under Section 2.01(f).

(h) To the extent permissible under applicable Law, Revelyst hereby waives compliance by each and every member of the Vista Outdoor Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Revelyst Assets to any member of the Revelyst Group.

(i) To the extent permissible under applicable Law, Vista Outdoor hereby waives compliance by each and every member of the Revelyst Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Vista Outdoor Assets to any member of the Vista Outdoor Group.

(j) In the event that Vista Outdoor determines to seek novation with respect to any Revelyst Liability, Revelyst shall reasonably cooperate with, and shall cause the members of the Revelyst Group to reasonably cooperate with, Vista Outdoor and the members of the Vista Outdoor Group (including, where necessary, entering into appropriate instruments of assumption and, where necessary, Revelyst providing parent guarantees in support of the obligations to the extent assumed pursuant to such instruments of assumption by other members of the Revelyst Group) to cause such novation to be obtained, on terms reasonably acceptable to Revelyst, and to have Vista Outdoor and the members of the Vista Outdoor Group released from all liability to third parties under the applicable Contract arising after the date of such novation and, in the event Revelyst determines to seek novation with respect to any Vista Outdoor Liability, Vista Outdoor shall reasonably cooperate with, and shall cause the members of the Vista Outdoor Group to reasonably cooperate with, Revelyst and the members of the Revelyst Group (including, where necessary, entering into appropriate instruments of assumption and, where necessary, Vista Outdoor providing parent guarantees in support of the obligations to the extent assumed pursuant to such instruments of assumption by other members of the Vista Outdoor Group) to cause such novation to be obtained, on terms reasonably acceptable to Vista Outdoor,

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and to have Revelyst and the members of the Revelyst Group released from all liability to third parties under the applicable Contract arising after the date of such novation; provided that neither Party nor any other member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty (other than any parent guaranty expressly contemplated by this Section 2.01(j)) or other financial accommodation) to any Person or expend any money or take any action that would require the expenditure of money, in order to cause such novation to be obtained (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group intended to assume such Liability pursuant to this Agreement, as promptly as reasonably practicable).

SECTION 2.02. Certain Matters Governed Exclusively by Ancillary Agreements. On the Closing Date, the Parties shall execute and deliver (i) the Transition Services Agreement, (ii) if the Closing Date occurs prior to March 31, 2024, the Manhattan MSA, (iii) the Anoka Sublease and (iv) the Bentonville Sublease. Each Party agrees on behalf of itself and the other members of its Group that, except as explicitly provided in this Agreement or in any Ancillary Agreement, (a) the Employee Matters Agreement shall exclusively govern the allocation of Assets and Liabilities related to employees and employee compensation and benefits matters with respect to employees and former employees of members of both the Vista Outdoor Group and the Revelyst Group (except to the extent that employee compensation and benefits-related reimbursements are addressed in the Transition Services Agreement) (it being understood that any such Assets and Liabilities, as allocated pursuant to the Employee Matters Agreement, shall constitute Revelyst Assets, Revelyst Liabilities, Vista Outdoor Assets or Vista Outdoor Liabilities, as applicable, hereunder and shall be subject to Article V hereof), (b) the Transition Services Agreement shall exclusively govern all matters relating to the provision of certain services identified therein to be provided by each Party to the other on a transitional basis following the Closing, (c) if the Closing Date occurs prior to March 31, 2024, the Manhattan MSA shall exclusively govern all matters relating to the manufacture and supply of Units (as defined in the Manhattan MSA) by Revelyst to Vista Outdoor, (d) the Anoka Sublease shall exclusively govern all matters relating to the Subleased Premises (as defined in the Anoka Sublease) and (e) the Bentonville Sublease shall exclusively govern all matters relating to the Subleased Premises (as defined in the Bentonville Sublease).

SECTION 2.03. Termination of Agreements; Settlement of Intercompany Accounts; Bank Accounts. (a) Except as set forth in Section 2.03(b) or as otherwise provided by the steps constituting the Internal Transactions, in furtherance of the releases and other provisions of Section 5.01, effective as of the Closing, Revelyst and each other member of the Revelyst Group, on the one hand, and Vista Outdoor and each other member of the Vista Outdoor Group, on the other hand, hereby terminate or settle, as applicable, any and all Contracts exclusively between such parties and in existence as of the Closing (including all Tax allocation or sharing agreements that are exclusively between one or more members of the Revelyst Group, on the one hand, and one or more members of the Vista Outdoor Group, on the other hand) (“Intercompany Agreements”), including all intercompany payables due or receivables owed (“Intercompany Accounts”) between such Parties (including any such payables or receivables which relate to payroll) and in effect or accrued as of the Closing. No such terminated or settled Intercompany Agreement or Intercompany Account (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Closing. Each

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Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing. The Parties, on behalf of the members of their respective Groups, hereby waive any advance notice provision or other termination requirements with respect to any Intercompany Agreement or Intercompany Account to be terminated or settled, as applicable, pursuant to this Section 2.03(a).

(b) The provisions of Section 2.03(a) shall not apply to any of the following Intercompany Agreements or Intercompany Accounts (or to any of the provisions thereof): (i) this Agreement and the Ancillary Agreements (and each other Intercompany Agreement or Intercompany Account expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by either Party or any other member of its Group); (ii) those Intercompany Agreements set forth on Schedule 2.03(b); (iii) any Agreements to which any third party is a party, including Shared Contracts; and (iv) any other Intercompany Agreements or Intercompany Accounts that this Agreement or any Ancillary Agreement expressly contemplates will survive the Closing.

(c) (i) Vista Outdoor and Revelyst each agrees to take, or cause the members of their respective Groups to take, prior to the Closing, all actions necessary to amend all Contracts governing Revelyst Accounts so that such Revelyst Accounts, if linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any Vista Outdoor Accounts, are de-linked from such Vista Outdoor Accounts effective as of the Closing (or such earlier time as the Parties may agree).

(ii) Vista Outdoor and Revelyst each agrees to take, or cause the members of their respective Groups to take, prior to the Closing, all actions necessary to amend all Contracts governing the Vista Outdoor Accounts so that such Vista Outdoor Accounts, if linked to any Revelyst Accounts, are de-linked from such Revelyst Accounts effective as of the Closing (or such earlier time as the Parties may agree).

(iii) With respect to any outstanding checks issued by, or payments made by, Vista Outdoor, Revelyst or any of their respective Subsidiaries prior to the Closing, such outstanding checks shall be honored from and after the Closing by the Person or Group owning the account on which the check is drawn, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any Ancillary Agreement.

(iv) As between Vista Outdoor and Revelyst (and the members of their respective Groups), except to the extent prohibited by applicable Law or a Final Determination, all payments and reimbursements received after the Closing by either Party (or any other member of its Group) to which the other Party (or any other member of its Group) is entitled under this Agreement shall be held by such Party (or the applicable member of its Group) in trust for the use and benefit of the Person entitled thereto and, within 60 days of receipt by such Party (or the applicable member of its Group) of any such payment or reimbursement, such Party shall pay over, or shall cause the applicable member of its Group to pay over, to the other Party (or the applicable member of its Group) the amount of such payment or reimbursement without right of setoff.

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(d) Each Party shall, and shall cause its Subsidiaries to, take all necessary actions to remove each of Revelyst and Revelyst’s Subsidiaries from all Cash Management Arrangements to which it is a party, in each case prior to the close of business on the business day immediately prior to the Closing Date.

SECTION 2.04. Shared Contracts. (a) The Parties shall, and shall cause the members of their respective Groups to, use their respective commercially reasonable efforts to work together (and, if necessary and desirable, from the date of this Agreement until the earlier of two years after the Closing Date and such time as the formal division, partial assignment, modification or replication of such Shared Contract is effected, to work with the third party to such Shared Contract) in an effort to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that (i) a member of the Revelyst Group is the beneficiary of the rights and is responsible for the obligations related to that portion of such Shared Contract relating to the Revelyst Business (the “Revelyst Portion”), which rights shall be a Revelyst Asset and which obligations shall be a Revelyst Liability, and (ii) a member of the Vista Outdoor Group is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract not relating to the Revelyst Business (the “Vista Outdoor Portion”), which rights shall be a Vista Outdoor Asset and which obligations shall be a Vista Outdoor Liability. Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable. If the Parties, or their respective Group members, as applicable, are not able to enter into an arrangement to formally divide, partially assign, modify or replicate such Shared Contract prior to the Closing as contemplated by the previous sentence, then the Parties shall, and shall cause their respective Group members to, cooperate in any reasonable and permissible arrangement to provide that, following the Closing and until the earlier of two years after the Closing Date and such time as the formal division, partial assignment, modification or replication of such Shared Contract as contemplated by the previous sentence is effected, a member of the Revelyst Group shall receive the interest in the benefits and obligations of the Revelyst Portion under such Shared Contract and a member of the Vista Outdoor Group shall receive the interest in the benefits and obligations of the Vista Outdoor Portion under such Shared Contract, it being understood that no Party shall have Liability to the other Party for the failure of any third party to perform its obligations under any such Shared Contract.

(b) Nothing in this Section 2.04 shall require either Party or any member of their respective Groups to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person or expend any money or take any action that would require the expenditure of money (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to the applicable Asset or intended to assume the applicable Liability, as applicable, as promptly as reasonably practicable). For the avoidance of doubt, reasonable out-of-pocket expenses and recording or similar fees shall not include any purchase price, license fee or other payment or compensation for the procurement of any asset secured to replace an Asset in the course of a Party’s obligation under Section 2.04(a).

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SECTION 2.05. Disclaimer of Representations and Warranties. (a) Each of Vista Outdoor (on behalf of itself and each other member of the Vista Outdoor Group) and Revelyst (on behalf of itself and each other member of the Revelyst Group) understands and agrees that, except as expressly set forth in this Agreement or any other Transaction Document, no party to this Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement or any Ancillary Agreement is representing or warranting in any way as to any Assets or Liabilities transferred, conveyed, accepted or assumed as contemplated hereby or thereby, as to the sufficiency of such Assets or Liabilities transferred, conveyed, accepted or assumed hereby or thereby for the conduct and operations of the Vista Outdoor Business or Revelyst Business, as applicable, as to any Governmental Approvals or other Consents required in connection therewith or in connection with any past transfers of the Assets or assumptions of the Liabilities, as to the value or freedom from any Liens of, or any other matter concerning, any Assets or Liabilities of such Party, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Asset, including any accounts receivable, of any such Party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Asset or thing of value upon the execution, delivery and filing hereof or thereof.

(b) Except as may expressly be set forth herein or in any other Transaction Document, any such Assets are being transferred or conveyed on an “as is”, “where is” basis and the respective transferees shall bear the economic and legal risks that (i) any transfer or conveyance shall prove to be insufficient to vest in the transferee good and marketable title or interest, free and clear of any Lien, and (ii) any necessary Governmental Approvals or other Consents are not obtained or that any requirements of Laws or Judgments are not complied with.

SECTION 2.06. Closing Adjustments. (a) At least five (5) Business Days prior to the Closing Date, Vista Outdoor shall prepare and deliver to Parent a statement (the “Estimated Closing Statement”) setting forth Vista Outdoor’s good faith estimate of (i) Closing Cash (such estimate, “Estimated Closing Cash”), (ii) Closing Working Capital (such estimate, “Estimated Closing Working Capital”), (iii) Closing Debt (such estimate, Estimated Closing Debt”), (iv) Transaction Expenses (such estimate, “Estimated Transaction Expenses”), (v) Closing Taxes (such estimate, “Estimated Closing Taxes”), (vi) Closing Transaction Tax Deductions (such estimate, “Estimated Closing Transaction Tax Deductions”), (vii) the Closing Non-Cash Debt (such estimate, “Estimated Closing Non-Cash Debt”) and (vii) the Estimated Closing Adjustment Amount, in each case, together with reasonably detailed schedules with respect to the determination thereof to support the estimates set forth in the Estimated Closing Statement. The Estimated Closing Statement shall be prepared in accordance with the terms of this Agreement, including the Accounting Principles. The Parties agree that the purpose of preparing the Estimated Closing Statement is to estimate the amounts of Closing Cash, Closing Working Capital, Closing Debt, Transaction Expenses, Closing Taxes, Closing Transaction Tax Deductions and the Closing Adjustment Amount in accordance with the terms of this Agreement, including the Accounting Principles.

(b) As promptly as practicable, and in any event within 90 days following the Closing Date, Vista Outdoor shall prepare and deliver to Revelyst a statement (the “Closing Statement”) setting forth Vista Outdoor’s good faith calculation of (i) Closing Cash, (ii) Closing Working Capital, (iii) Closing Debt, (iv) Transaction Expenses, (v) Closing Taxes, (vi) Closing

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Transaction Tax Deductions and (vii) the Closing Adjustment Amount, in each case, together with reasonably detailed schedules with respect to the determination thereof to support the calculations set forth in the Closing Statement. The Closing Statement shall be prepared in accordance with the terms of this Agreement, including the Accounting Principles. The Parties agree that the purpose of preparing the Closing Statement is to measure and determine the amount of Closing Cash, Closing Working Capital, Closing Debt, Transaction Expenses, Closing Taxes, Closing Transaction Tax Deductions and the Closing Adjustment Amount in accordance with the terms of this Agreement, including the Accounting Principles.

(c) Following the delivery of the Closing Statement, Vista Outdoor shall, subject to reasonable advance written request (email being sufficient), provide Revelyst and its Representatives with reasonable access during normal business hours, and in such a manner as to not interfere with the normal operations of Vista Outdoor and each other member of the Vista Outdoor Group, to the Records and relevant advisors (subject to the execution of any required customary access letters), personnel and properties of Vista Outdoor and each other member of the Vista Outdoor Group to the extent reasonably relevant to Revelyst’s review of the Closing Statement; provided that Revelyst shall, and shall cause its Representatives to, keep any nonpublic information shared with it confidential. The Closing Statement shall become final and binding upon the Parties 45 days after receipt thereof by Revelyst, unless Revelyst gives written notice of its disagreement with such Closing Statement (such notice, a “Notice of Disagreement”) to Vista Outdoor on or prior to such date, together with reasonable supporting materials. The Notice of Disagreement, if any, shall specify in reasonable detail the nature, item and amount of any disagreement so asserted. Any item or amount that Revelyst does not dispute in the Notice of Disagreement within such 45-day period will be final, binding and conclusive for all purposes under this Agreement. If a timely Notice of Disagreement is received by Vista Outdoor, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which Vista Outdoor and Revelyst resolve in writing any differences they have with respect to the matters specified in such Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.06. During the 30-day period following the delivery of a Notice of Disagreement, Vista Outdoor and Revelyst shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such 30-day period, Vista Outdoor and Revelyst shall, unless agreed by Vista Outdoor and Revelyst in writing otherwise, submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement. Vista Outdoor and Revelyst shall instruct the Independent Expert to render its decision as to the disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than 60 days after the date of such submission. Each of Vista Outdoor and Revelyst shall furnish (subject to the execution of any required customary access letters) to the Independent Expert and to one another, such working papers and other relevant documents and information reasonably relating to the disputed items, and shall provide interviews and answer questions, as the Independent Expert may reasonably request in connection with its determination of such disputed items. In the event Vista Outdoor or Revelyst shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, both Vista Outdoor and Revelyst shall be entitled to participate in such teleconferences, meetings or presentations. The terms of appointment and engagement of the Independent Expert shall be as agreed upon between Vista Outdoor and

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Revelyst in writing and such terms shall obligate the Independent Expert to keep any nonpublic information shared with it confidential and not to disclose such information without approval from Vista Outdoor and Revelyst.

(d) In resolving any disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to whether matters specifically set forth in the Notice of Disagreement as a disputed item, other than matters thereafter resolved by mutual written agreement of Vista Outdoor and Revelyst pursuant to Section 2.06(c), were determined in accordance with the terms of this Agreement, (iii) shall not assign a value to any disputed item greater than the greatest value for such item, or less than the smallest value for such item, claimed in the Closing Statement or in the Notice of Disagreement, (iv) shall make its determination based solely on written materials and oral communications made available to the Independent Expert in accordance with Section 2.06(c) (i.e., not on independent review) and (v) shall not consider any proposals related to settlement of any disputed items made by Vista Outdoor or Revelyst. The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to the accuracy of any representation or warranty in this Agreement or any other Transaction Document or (C) any determination as to compliance by either Party of any of its respective covenants in this Agreement or any other Transaction Document. Any dispute not within the scope of disputes to be resolved by the Independent Expert pursuant to this Section 2.06 shall be resolved as otherwise provided in this Agreement. Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence of a breach of this Agreement (other than a breach of this Section 2.06) in any Action between the Parties.

(e) The final determination by the Independent Expert of each matter submitted to it in accordance with Section 2.06(c) shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Closing Adjustment Amount, (iii) include the Independent Expert’s determination of each disputed item submitted to it in accordance with Section 2.06(c), (iv) include a brief summary of the Independent Expert’s reason for its determination of each disputed item and (v) include a determination of the apportionment of the Independent Expert’s fees and expenses as between Vista Outdoor, on the one hand, and Revelyst, on the other hand, in accordance with the provisions of Section 2.06(f).

(f) The resolution of disputed items by the Independent Expert shall be final and binding (other than in the case of fraud or manifest error) and an order may be entered in respect thereof by a court having jurisdiction over the Party against which such determination is to be enforced. The fees and expenses of the Independent Expert pursuant to this Section 2.06(f) shall be allocated between Vista Outdoor, on the one hand, and Revelyst, on the other hand, in inverse proportion as they may prevail on the final amount of the adjustment of the disputed items submitted to the Independent Expert. For example, in the event that Revelyst asserts that the calculation of Closing Cash should have been 10% higher than the amount set forth in the Closing Statement, and the Independent Expert determines that the final amount of Closing Cash is 7% higher than the amount set forth in the Closing Statement, then 70% of the fees and expenses of the Independent Expert shall be paid by Vista Outdoor and 30% of the fees and expenses of the Independent Expert shall be paid by Revelyst.

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(g) Within five (5) Business Days after the Closing Statement becomes final and binding upon the Parties in accordance with this Section 2.06, if the Closing Adjustment Amount is:

 (i) greater than the Estimated Closing Adjustment Amount, then Vista Outdoor shall pay Revelyst an amount of cash equal to such difference;

 (ii) less than the Estimated Closing Adjustment Amount, then Revelyst shall pay Vista Outdoor an amount of cash equal to such difference; or

 (iii) equal to the Estimated Closing Adjustment Amount, then neither Party shall have any obligation to make a payment to the other Party in respect thereof.

(h) Each Party acknowledges that the agreements contained in this Section 2.06 are an integral part of the Transactions, and that, without these agreements, the other Party would not have entered into this Agreement and each other Transaction Document to which it is a party. Accordingly, if a Party fails to promptly pay any amount due pursuant to this Section 2.06 (such Party, the “Defaulting Party”), and, in order to obtain payment of such amount, the other Party commences a legal action which results in an order against the Defaulting Party for such amount, or any portion thereof, the Defaulting Party shall pay to the other Party such other Party’s out-of-pocket, reasonable and documented costs and expenses (including attorneys’ fees) incurred in connection with such legal action, together with interest on such due and unpaid amounts pursuant to this Section 2.06 at a rate equal to (i) the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be paid plus (ii) 2% through the date such payment was actually received.

(i) Vista Outdoor agrees that, from the Closing Date through the date that the Closing Adjustment Amount is finally determined in accordance with this Section 2.06, it shall not, and shall cause each other member of the Vista Outdoor Group not to, take any action with respect to any accounting books, records, policies or procedures on which the Closing Statement is based that would impede or delay the final determination of the Closing Adjustment Amount.

(j) Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Vista Outdoor or Revelyst, the process set forth in this Section 2.06 shall be the sole and exclusive remedy between the Parties for any disputes related to the items required to be included or reflected in the calculation of Closing Cash, Closing Working Capital, Closing Debt, Transaction Expenses, Closing Taxes, Closing Transaction Tax Deductions and the Closing Adjustment Amount.

(k) For the purposes of this Agreement:

 (i) “Accounting Principles” means the judgments, accounting methodologies, policies, principles, practices, procedures and conventions set forth on Schedule 2.06(k)(i).

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 (ii) “Cash” means, with respect to any Person, the aggregate amount of all cash, cash equivalents, bank deposits and marketable securities, whether denominated in United States dollars or otherwise, held by such Person, including all uncleared checks, drafts, transfers or wires received by such Person but not yet cleared, but net of all checks, drafts, transfers or wires issued by such Person but not yet cleared; provided that “Cash” shall exclude any cash or cash equivalent that is not immediately available for use because it is subject to legal, regulatory, contractual or other restrictions on transfer (including (A) amounts held to collateralize outstanding letters of credit, bank guarantees, surety bonds, performance bonds and other similar contractual obligations and (B) amounts held as security deposits, in the case of each of clauses (A) and (B), unless such amounts are included in the calculation of Closing Debt or Transaction Expenses).

 (iii) “Closing Adjustment Amount” means (A) Closing Cash plus (B) Closing Working Capital minus Target Working Capital (which amount may be positive or negative) minus (C) Closing Debt minus (D) Transaction Expenses minus (E) Closing Taxes plus (F) Closing Transaction Tax Deductions.

 (iv) “Closing Cash” means, as of the Reference Time, the aggregate balance of Cash held by Vista Outdoor and each other member of the Vista Outdoor Group, determined in accordance with the Accounting Principles.

 (v) “Closing Debt” means, as of the Reference Time, the aggregate amount, without duplication, of Debt of Vista Outdoor and each other member of the Vista Outdoor Group, determined in accordance with the Accounting Principles, but excluding any amounts included in the calculation of Closing Taxes. For purposes of this Agreement, the Closing Debt attributable to clauses (E), (F) and (K)(2) in the definition of Debt shall be referred to as “Closing Non-Cash Debt”.

 (vi) “Closing Income Taxes” means the amount (which shall not be less than zero) of all unpaid Income Taxes of Vista Outdoor and its Subsidiaries for any Pre-Closing Tax Period for which a Tax Return has not yet been filed as of the Closing Date by reason of such Tax Return not being yet due (whether or not such Taxes are due and payable as of the Closing Date). “Closing Income Taxes” shall be calculated (A) as of the end of the Closing Date, (B) in a manner consistent with the past practices of Vista Outdoor or the applicable Subsidiary to the extent such past practices are supported at a “more likely than not” or higher level of comfort, (C) except as otherwise provided in this definition, by disregarding any deferred Income Tax assets or liabilities, (D) taking into account all Transaction Tax Deductions deductible by Vista Outdoor and its Subsidiaries in a Pre-Closing Tax Period under applicable Law, (E) by disregarding any transactions, actions or elections entered into by members of the Vista Outdoor Group outside the ordinary course of business on the Closing Date after the Closing and not (x) otherwise contemplated by this Agreement or the Merger Agreement, (y) required by applicable Law or by a Contract entered into by a member of the Vista Outdoor Group prior to the Closing or (z) approved in writing by Revelyst and (F) taking into account any “global intangible low-taxed income” within the meaning of Section 951A of the Code and “subpart F income” within the meaning of Section 952 of the Code of any “controlled foreign corporations” for taxable years (or portions thereof) ending on or before the

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Closing Date but excluding such income for any taxable years of any “controlled foreign corporations” included in the Revelyst Group that do not end on the Closing Date. Except as expressly provided to the contrary in the foregoing sentence, in the case of any Straddle Period, “Closing Income Taxes” shall include an amount of Income Taxes allocable to the portion of the Straddle Period ending on and including the Closing Date, as determined applying the conventions set forth in Section 4.07. Notwithstanding the foregoing, and for the avoidance of doubt, “Closing Income Taxes” shall not include any Income Taxes payable after the Closing Date solely by any member of the Revelyst Group that remain unpaid after the Closing Date.

 (vii) “Closing Taxes” means an amount equal to (A) Closing Income Taxes plus (B) Closing Transaction Taxes, provided that “Closing Taxes” shall be calculated in accordance with the Intended Tax Treatment.

 (viii) “Closing Transaction Tax Deductions” means an amount equal to (A) the amount of Transaction Tax Deductions that are not included in the calculation of Closing Income Taxes and that are deductible by any member of the Vista Outdoor Group multiplied by (B) 25%.

 (ix) “Closing Transaction Taxes” means, without duplication of any amounts taken into account in Closing Income Taxes, the amount of Transaction Taxes. Notwithstanding the foregoing, and for the avoidance of doubt, “Closing Transaction Taxes” shall not include any Taxes payable after the Closing Date solely by any member of the Revelyst Group that remain unpaid after the Closing Date.

 (x) “Closing Working Capital” means, as of the Reference Time, (A) all Vista Outdoor Assets constituting “current” or other assets (which shall include current assets for Taxes), in each case, as set forth in the applicable line items to be determined in accordance with the Accounting Principles minus (B) all Vista Outdoor Liabilities constituting “current” or other liabilities (which shall include current liabilities for Taxes), in each case as set forth in the applicable line items to be determined in accordance with the Accounting Principles but, in the case of each of clauses (A) and (B), excluding all items with respect to (1) any assets for Income Taxes or Transaction Taxes, (2) Cash, (3) any liabilities for Income Taxes or Transaction Taxes, (4) any Debt or (5) any deferred Tax assets or deferred Tax liabilities, in each of the foregoing cases, determined in accordance with the Accounting Principles.

 (xi) “Debt” means, with respect to any Person, at any date of determination, without duplication and regardless of the maturity or when due and payable (A) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person (other than extensions of trade credit to customers of such Person and its Subsidiaries in the ordinary course of business consistent with past practice), (B) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (C) all capitalized lease obligations of such Person or obligations of such Person to pay the deferred and unpaid purchase price of property and equipment, (D) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (E) all guarantees and arrangements having the economic effect of a

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guarantee, direct or indirect, in any manner, by such Person of any Debt of any other Person, (F) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (G) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (H) letters of credit, bank guarantees, surety bonds, performance bonds and other similar contractual obligations entered into by or on behalf of such Person, to the extent drawn, (I) all interest, overdraft fees, premiums, penalties, breakage costs (including on interest rate swaps and any other hedging obligations (including foreign currency or exchange contracts)) and fees (including any termination fees) related to any of the foregoing, (J) all obligations for the deferred purchase price of property, business, assets, securities, goods or services and (K) (1) any outstanding and unpaid severance in respect of any employee terminated prior to the Closing, including, solely to the extent payable upon termination of the relevant employment, any earned but unused vacation, sick leave or other applicable paid time-off benefits, but excluding any severance costs incurred as a result of a termination of employment at the direction or request of Parent, (2) all obligations with respect to unfunded or underfunded deferred compensation or defined benefit pension plans and (3) any earned but unpaid bonuses or commissions as of the Closing and amounts payable pursuant to Section 6.15(c) of the Merger Agreement as a Pre-Closing Bonus, in the case of each of clauses (1), (2) and (3), together with the employer portion of any applicable Taxes payable with respect thereto and solely to the extent not a Revelyst Employee Liability (as defined in the Employee Matters Agreement).

 (xii) “Estimated Closing Adjustment Amount” means (A) Estimated Closing Cash plus (B) Estimated Closing Working Capital minus Target Working Capital (which amount may be positive or negative) minus (C) Estimated Closing Debt minus (D) Estimated Transaction Expenses minus (E) Estimated Closing Taxes plus (F) Estimated Closing Transaction Tax Deductions.

 (xiii) “Income Taxes” means any Taxes imposed on or determined with reference to gross or net income or profits (including any franchise or withholding Taxes imposed in lieu thereof but excluding any firearms and ammunition excise Taxes).

 (xiv) “Independent Expert” means KPMG LLP, or if such Person is unable or unwilling to serve, another internationally recognized independent public accounting firm agreed upon by Vista Outdoor and Revelyst in writing.

 (xv) “Reference Time” means 11:59 p.m. New York City time on the day immediately preceding the Closing Date.

 (xvi) “Target Working Capital” means $382,571,901.64.

 (xvii) “Transaction Expenses” means, without duplication, the aggregate amount of (A) all third party fees, costs and expenses payable by Vista Outdoor or any other member of the Vista Outdoor Group in connection with the negotiation of the

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Transaction Documents or the consummation of the Transactions (including those that become due or payable at or after the Closing pursuant to Contracts in effect at or prior to the Closing), any alternatives to the Transactions and any processes in connection thereto, in each case that have been incurred or established at or prior to the Closing and that remain unpaid as of the Closing, including any fees, costs and other expenses of any broker, investment banker or financial advisor, attorneys, accountants and other consultants and advisors of Vista Outdoor or any other member of the Vista Outdoor Group in connection with the negotiation of the Transaction Documents or the consummation of the Transactions, (B) any “single trigger” or similar change of control, bonus, retention or other payments (including payments in respect of any Vista Outdoor Equity Awards as set forth in Sections 2.04(a), 2.04(b), 2.04(c) and 2.04(d) of the Merger Agreement) that are or become payable by the Vista Outdoor Group to any current or former employee, officer, director or other individual service provider of Vista Outdoor or the Vista Outdoor Group as a result of the Transactions, together with the employer portion of any applicable Taxes due with respect to such payments (or due as a result of the accelerated vesting or settlement thereof), in each case of this clause (B), excluding any payments made pursuant to an offer letter or other agreement or arrangement adopted or entered into by Parent (or by a member of the Vista Outdoor Group prior to the Closing at the written direction of Parent), whether prior to, on or following the date of this Agreement and (C) all out-of-pocket fees, costs and expenses (other than Taxes) of the Vista Outdoor Group to settle, repay, capitalize, terminate or cancel any of the Intercompany Accounts and Intercompany Agreements in accordance with Section 2.03, but in each case excluding (I) any fees, costs or expenses incurred by Parent, Merger Sub, the Guarantors or the Equity Financing Sources in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any broker, investment banker or financial advisor, attorneys, accountants and other consultants and advisors retained by or on their behalf), (II) any amounts included in the calculation of Closing Debt, Closing Taxes or Closing Working Capital or (III) any fees, costs or expenses incurred after the Closing (other than those that become due or payable at or after the Closing pursuant to Contracts in effect at or prior to the Closing).

ARTICLE III

Credit Support

SECTION 3.01. Replacement of Vista Outdoor Credit Support. (a) Revelyst shall use commercially reasonable efforts to arrange, at its sole cost and expense and effective at or prior to the Closing, the termination or replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support (“Credit Support Instruments”) provided by, through or on behalf of Vista Outdoor or any other member of the Vista Outdoor Group for the benefit of Revelyst or any other member of the Revelyst Group (the “Vista Outdoor Credit Support Instruments”), other than any of the Vista Outdoor Credit Support Instruments set forth on Schedule 3.01(a) (the “Surviving Vista Outdoor Credit Support Instruments”), with alternate arrangements that do not require any credit support from Vista Outdoor or any other member of the Vista Outdoor Group, and shall use commercially reasonable efforts to obtain from the beneficiaries of such Vista Outdoor Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be

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effective upon surrender of the original Vista Outdoor Credit Support Instrument to the originating bank and such bank’s confirmation in writing to Vista Outdoor of the cancelation thereof) indicating that Vista Outdoor or such other member of the Vista Outdoor Group will, effective upon the Closing, have no liability with respect to such Vista Outdoor Credit Support Instruments, in each case reasonably satisfactory to Vista Outdoor.

(b) If Revelyst is unable to obtain, or to cause to be obtained, the termination or replacement of, and corresponding release of Vista Outdoor or such other members of the Vista Outdoor Group from, any Vista Outdoor Credit Support Instrument pursuant to Section 3.01(a) at or prior to the Closing, (i) without limiting Revelyst’s obligations under Article V, Revelyst shall, and shall cause the relevant member of the Revelyst Group that has assumed the Liability with respect to such Vista Outdoor Credit Support Instrument to, indemnify and hold harmless the member of the Vista Outdoor Group that is the guarantor or obligor under such Visa Outdoor Credit Support Instrument for any Liability arising out of, resulting from or relating thereto in accordance with the provisions of Article V and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) if such Vista Outdoor Credit Support Instrument is in the form of a letter of credit or bank guarantee, Revelyst shall provide Vista Outdoor with a letter of credit or guarantee, in each case issued by a bank reasonably acceptable to Vista Outdoor, against losses arising from such Vista Outdoor Credit Support Instrument or, if Vista Outdoor agrees in writing, cash collateralize the full amount of such Vista Outdoor Credit Support Instrument and (iii) with respect to such Vista Outdoor Credit Support Instrument, each Party, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Closing, not to renew or extend the term of, increase its obligations under or transfer to a third party any loan, guarantee, lease, sublease, license, Contract or other obligation for which the other Party or any member of the other Party’s Group is or may be liable under such Vista Outdoor Credit Support Instrument unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party. With respect to all Surviving Vista Outdoor Credit Support Instruments, Revelyst shall take the actions set forth in the provisions of clauses (i), (ii) and (iii) of the foregoing sentence.

SECTION 3.02. Replacement of Revelyst Credit Support. (a) Vista Outdoor shall use commercially reasonable efforts to arrange, at its sole cost and expense and effective at or prior to the Closing, the termination or replacement of all Credit Support Instruments provided by, through or on behalf of Revelyst or any other member of the Revelyst Group for the benefit of Vista Outdoor or any other member of the Vista Outdoor Group (the “Revelyst Credit Support Instruments”) with alternate arrangements that do not require any credit support from Revelyst or any other member of the Revelyst Group, and shall use commercially reasonable efforts to obtain from the beneficiaries of such Revelyst Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be effective upon surrender of the original Revelyst Credit Support Instrument to the originating bank and such bank’s confirmation in writing to Revelyst of the cancelation thereof) indicating that Revelyst or such other member of the Revelyst Group will, effective upon the Closing, have no liability with respect to such Revelyst Credit Support Instruments, in each case reasonably satisfactory to Revelyst.

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(b) If Vista Outdoor is unable to obtain, or to cause to be obtained, the termination or replacement of, and corresponding release of Revelyst or such other members of the Revelyst Group from, any Revelyst Credit Support Instrument pursuant to Section 3.02(a) at or prior to the Closing, (i) without limiting Vista Outdoor’s obligations under Article V, Vista Outdoor shall, and shall cause the relevant member of the Vista Outdoor Group that has assumed the Liability with respect to such Revelyst Credit Support Instrument to, indemnify and hold harmless the member of the Revelyst Group that is the guarantor or obligor under such Revelyst Credit Support Instrument for any Liability arising out of, resulting from or relating thereto in accordance with the provisions of Article V and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder, (ii) if such Revelyst Credit Support Instrument is in the form of a letter of credit or bank guarantee, Vista Outdoor shall provide Revelyst with a letter of credit or guarantee, in each case issued by a bank reasonably acceptable to Revelyst, against losses arising from such Revelyst Credit Support Instrument or, if Revelyst agrees in writing, cash collateralize the full amount of such Revelyst Credit Support Instrument and (iii) with respect to such Revelyst Credit Support Instrument, each Party, on behalf of itself and the members of its Group, agrees, except as otherwise expressly required by the terms of a Contract with a third party in effect as of the Closing, not to renew or extend the term of, increase its obligations under or transfer to a third party any loan, guarantee, lease, sublease, license, Contract or other obligation for which the other Party or any member of the other Party’s Group is or may be liable under such Revelyst Credit Support Instrument unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party.

ARTICLE IV

Taxes

SECTION 4.01. Tax Indemnification.

(a) Revelyst shall indemnify, defend and hold harmless Vista Outdoor and each other member of the Vista Outdoor Group from and against any and all Liabilities of Vista Outdoor and such other members of the Vista Outdoor Group relating to, arising out of or resulting from, or constituting, any Indemnified Taxes, whether or not included in Closing Taxes.

(b) For the avoidance of doubt, Vista Outdoor shall have no obligation to indemnify any member of the Revelyst Group for any Taxes, including any Taxes imposed on any member of the Revelyst Group as a result of having been a member of any consolidated, combined, unitary or similar group prior to the Closing Date that included any member of the Vista Outdoor Group.

(c) If Vista Outdoor determines that it has the right to receive an indemnification payment from Revelyst pursuant to Section 4.01(a), then Vista Outdoor shall provide Revelyst with a written notice that includes its calculation of the amount of such indemnification payment. Such notice shall provide such detail as is reasonably necessary to

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permit Revelyst to understand the calculation of the indemnification payment. Subject to the dispute resolution procedures set forth in Section 4.04, Revelyst shall make the indemnification payment to Vista Outdoor within ten (10) days after receipt of such notice by Revelyst.

SECTION 4.02. Tax Returns.

(a) Revelyst shall prepare, or cause to be prepared, all Tax Returns that are required to be filed after the Closing Date for any Pre-Closing Tax Periods (other than Straddle Periods) with respect to Vista Outdoor or any of its Subsidiaries (including any Tax Returns that include members of the Revelyst Group but excluding any Revelyst Tax Returns) (such Tax Returns, “Revelyst Prepared Returns”). Revelyst shall provide Vista Outdoor with a draft of any such Revelyst Prepared Return for review and comment at least thirty (30) days prior to the due date thereof (or, in the case of any Revelyst Prepared Return that is due less than thirty (30) days after the Closing Date, as soon as reasonably practicable). Revelyst shall revise such Revelyst Prepared Return to reflect reasonable comments of Vista Outdoor provided at least ten (10) days prior to the due date thereof to the extent such comments are consistent with the Agreed Tax Principles. The applicable Party required by Law to file such Revelyst Prepared Returns shall timely file any such Revelyst Prepared Returns. At least three days prior to the filing of any Revelyst Prepared Return, if a member of the Vista Outdoor Group is the filing party, Revelyst shall pay to Vista Outdoor an amount equal to the amount of Indemnified Taxes due with respect to such Revelyst Prepared Return.

(b) Vista Outdoor shall prepare, or cause to be prepared, all Tax Returns that are required to be filed after the Closing Date for any Straddle Periods with respect to Vista Outdoor or any of its Subsidiaries (other than Revelyst Tax Returns) (such Tax Returns, “Vista Outdoor Prepared Returns” and together with the Revelyst Prepared Returns, “Pre-Closing Tax Returns”). Vista Outdoor shall provide Revelyst a draft of any Vista Outdoor Prepared Return for its review and comment at least thirty (30) days prior to the due date thereof (or, in the case of any Vista Outdoor Prepared Return that is due less than thirty (30) days after the Closing Date, as soon as reasonably practicable). Vista Outdoor shall revise such Vista Outdoor Prepared Return to reflect reasonable comments of Revelyst provided at least ten (10) days prior to the due date thereof to the extent such comments are consistent with the Agreed Tax Principles. The applicable Party required by Law to file such Vista Outdoor Prepared Returns shall timely file any such Vista Outdoor Prepared Returns.

(c) The Parties shall prepare (or cause to be prepared) all Pre-Closing Tax Returns (i) in a manner consistent with (A) the past practice of Vista Outdoor or the applicable Subsidiary to the extent such past practices are supportable at a “more likely than not” or higher level of comfort and (B) the Intended Tax Treatment and (ii) treating Transaction Tax Deductions as accruing immediately before the Closing to the extent such accrual is supportable at a “more likely than not” or higher level of comfort (clauses (i) and (ii), the “Agreed Tax Principles”); provided that, if the Party reviewing the Tax Return objects to whether a position is supportable at a “more likely than not” or higher level of comfort, the Party preparing the Tax Return shall provide confirmation from an internationally recognized public accounting firm or a nationally recognized law firm that such position is supportable at a “more likely than not” or higher level of comfort. Notwithstanding anything in this Section 4.02 or Section 4.04 to the contrary, the applicable Party required (or whose Affiliate is required) by Law to file any

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Revelyst Prepared Return or Vista Outdoor Prepared Return shall be entitled to timely file (or cause to be filed) such Tax Return (prepared in accordance with this Section 4.02); provided that, following a written agreement signed by the Parties or a final resolution (which cannot be further reviewed or appealed) of the Parties’ dispute as to such Tax Return, the applicable Party shall as promptly as reasonably practicable file an amended Tax Return consistent with such agreement or resolution. Subject to the preceding two sentences, disputes over the preparation of any Pre-Closing Tax Return shall be subject to the procedures set forth in Section 4.04.

(d) For avoidance of doubt, Vista Outdoor (x) shall prepare and file (or cause to be prepared and filed) all Tax Returns with respect to Vista Outdoor or other members of the Vista Outdoor Group that are not Pre-Closing Tax Returns and (y) shall conduct (or cause to be conducted) all Tax Contests relating to Taxes of Vista Outdoor or other members of the Vista Outdoor Group that are not Revelyst Tax Contests or Vista Outdoor Tax Contests.

SECTION 4.03. Intended Tax Treatment; Certain Tax Actions.

(a) The Parties hereto shall not take any position inconsistent with the Intended Tax Treatment for any Tax purpose unless otherwise required by a Final Determination.

(b) Without the prior written consent of Revelyst, which shall not be unreasonably withheld, conditioned or delayed, Vista Outdoor shall not, and shall not permit any of its Affiliates to, (i) amend or approve or consent to the amendment, re-filing, revocation or other modification of any Tax Return of Vista Outdoor, Revelyst or any of their respective Subsidiaries for a Pre-Closing Tax Period or Straddle Period, (ii) voluntarily approach any Governmental Authority regarding any Taxes or Tax Returns of Vista Outdoor, Revelyst or any of their respective Subsidiaries relating to a Pre-Closing Tax Period or Straddle Period or (iii) make, change, revoke, approve or consent to any Tax election with respect to Vista Outdoor, Revelyst or any of their respective Subsidiaries for a Pre-Closing Tax Period or Straddle Period.

SECTION 4.04. Tax Dispute Resolution. In the event of any disagreement relating to the calculation of the amount of any Taxes in respect of which Revelyst may be liable pursuant to Section 4.01(a), the Parties shall negotiate in good faith for a period of thirty (30) days (or such longer period as may be mutually agreed in writing) to resolve such disagreement. In the event that the Parties have not reached a resolution set forth in a written agreement signed by the Parties at the end of such 30-day period (or such longer period as may be mutually agreed in writing), each Party shall have the right to pursue all other remedies permitted at Law or in equity.

SECTION 4.05. Tax Refunds. Any Tax refunds received, or any credit against Taxes otherwise payable that is applied in lieu of a Tax refund, in each case, of Indemnified Taxes (excluding any such refunds or credits to the extent taken into account in the determination of the Closing Adjustment Amount as finally determined pursuant to Section 2.06) (such refunds or credits, “Tax Refunds”), shall be for the account of Revelyst. Vista Outdoor shall remit any Tax Refunds to Revelyst within ten (10) days of receipt thereof; provided, however, that (a) if Vista Outdoor remits a Tax Refund to Revelyst pursuant to this Section 4.05, such Tax Refund shall be reduced by any Taxes and reasonable out-of-pocket costs or expenses incurred by Vista Outdoor or any of its Affiliates in connection with the receipt or accrual of

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such Tax Refund (or making the applicable payment in respect of such Tax Refund under this Section 4.05), and (b) if Vista Outdoor remits a Tax Refund to Revelyst pursuant to this Section 4.05 and such Tax Refund is subsequently disallowed by a Governmental Authority, Revelyst shall promptly reimburse Vista Outdoor.

SECTION 4.06. Treatment of Certain Payments. Any Indemnity Payment (other than any portion of a payment that represents interest accruing after the Closing Date) and any Closing Adjustment Amount payment shall be treated by Vista Outdoor and Revelyst for all Tax purposes as a reduction of the cash contributed to Revelyst in the Contribution (if made by Revelyst to Vista Outdoor) or an increase of the cash contributed to Revelyst in the Contribution (if made by Vista Outdoor to Revelyst), except as otherwise required by a change in applicable Tax Law after the date of this Agreement or a Final Determination.

SECTION 4.07. Straddle Periods. Where it is necessary for purposes of this Agreement to apportion, between Vista Outdoor and Revelyst, Taxes with respect to Vista Outdoor, Revelyst or any of their respective Subsidiaries for a Straddle Period, such Taxes shall be apportioned based on an “interim closing of the books” method as of the end of the day on the Closing Date, except that (i) exemptions, allowances and deductions that are calculated on an annual basis (such as depreciation deductions) and (ii) Taxes that are imposed on a periodic basis (such as real or personal property Taxes) shall, in each case, be allocated ratably across the entire Straddle Period on a per diem basis. For purposes of making the determinations necessary to give effect to the allocation set forth in the preceding sentence, if Vista Outdoor, Revelyst or any of their respective Subsidiaries owns an interest in any entity treated for purposes of an applicable Tax Law as a “flow-through” or fiscally transparent entity or a controlled foreign corporation, or in a similar manner, then, except as provided to the contrary in this Agreement, such entity’s taxable year shall be deemed to close at the end of the Closing Date.

SECTION 4.08. Certain Tax Contests.

(a) Following the Closing, Vista Outdoor shall notify Revelyst promptly, and in any event within ten (10) days, after receipt by Vista Outdoor of written notice of any audit, examination or other proceeding relating to Taxes (each, a “Tax Contest”) in respect of Indemnified Taxes. Notwithstanding the foregoing, the failure by Vista Outdoor to provide such notice in accordance with this Section 4.08(a) shall not relieve Revelyst of its indemnification obligations under Section 4.01(a), except to the extent that Revelyst is actually prejudiced by such failure.

(b) Revelyst shall have the right to control, at its own expense, any Tax Contest relating principally to Indemnified Taxes, as reasonably determined in good faith by the Parties (a “Revelyst Tax Contest”); provided, however, that (i) Revelyst shall notify Vista Outdoor promptly, and in any event within ten (10) days, after receipt of the notice contemplated by Section 4.08(a) of its election to control such Revelyst Tax Contest, (ii) Vista Outdoor shall have the right to participate fully, at its own expense, in such Revelyst Tax Contest either directly or indirectly through its Representatives (including to review in advance and reasonably comment on submissions made in the course of such Revelyst Tax Contest), (iii) Revelyst shall keep Vista Outdoor promptly informed of any significant developments in such Revelyst Tax Contest and provide copies of any material written communications with the applicable

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Governmental Authority related thereto and (iv) Revelyst shall not settle or compromise, or fail to timely exercise any appeal or review rights available under applicable Law in respect of, any such Revelyst Tax Contest without the prior written consent of Vista Outdoor (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Vista Outdoor shall have the right to control, at its own expense, any Tax Contest relating to Indemnified Taxes that is not a Revelyst Tax Contest or that is a Revelyst Tax Contest that Revelyst does not elect to control (a “Vista Outdoor Tax Contest”); provided, however, that (i) Revelyst shall have the right to participate fully, at its own expense, in such Vista Outdoor Tax Contest either directly or indirectly through its Representatives (including to review in advance and reasonably comment on submissions made in the course of such Vista Outdoor Tax Contest), (ii) Vista Outdoor shall keep Revelyst promptly informed of any significant developments in such Vista Outdoor Tax Contest and provide copies of any material written communications with the applicable Governmental Authority related thereto and (iii) Vista Outdoor shall not settle or compromise, or fail to timely exercise any appeal or review rights available under applicable Law in respect of, any such Vista Outdoor Tax Contest without the prior written consent of Revelyst (such consent not to be unreasonably withheld, conditioned or delayed).

(d) This Section 4.08 and not Section 5.05 shall govern the conduct of any Tax Contest relating to Indemnified Taxes.

SECTION 4.09. Tax Matters Cooperation. From and after the Closing Date, each of Vista Outdoor and Revelyst shall and shall cause their respective Subsidiaries to (a) furnish to the other Party and its Representatives such information, documents, work papers and other materials as the other Party and its Representatives may reasonably request in connection with the filing of any Tax Return or the conduct of any Tax Contest, (b) make their respective Representatives available during normal business hours to provide explanations of any material provided pursuant to this Section 4.09 and (c) reasonably cooperate with the other Party and its Representatives in connection with any of the foregoing Tax matters. If one Party requests the cooperation of the other Party pursuant to this Section 4.09, the requesting Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses incurred by the other Party in complying with such request, unless such out-of-pockets costs and expenses would otherwise constitute Liabilities in respect of which indemnification is available pursuant to Section 4.01(a).

SECTION 4.10. Tax Indemnity Account.

(a) Notwithstanding anything to the contrary herein, all amounts otherwise payable by Revelyst pursuant to Section 4.01(a) or 4.02(a) shall be satisfied first by reducing the amount of the Tax Indemnity Account, and Revelyst shall have no obligation to make any payment pursuant to Section 4.01(a) or 4.02(a) until the balance of the Tax Indemnity Account has been reduced to zero.

(b) Prior to each reduction of the amount of the Tax Indemnity Account on account of an amount otherwise payable by Revelyst under Section 4.01(a), Vista Outdoor shall provide Revelyst with the notification described in Section 4.01(c), together with a notification of the amount that will remain in the Tax Indemnity Account following such reduction; provided

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that the dispute resolution procedures of Section 4.04 shall apply to any reduction. Prior to each reduction of the amount of the Tax Indemnity Account on account of an amount otherwise payable by Revelyst under Section 4.02(a), Vista Outdoor shall provide Revelyst with a notification of the amount that will remain in the Tax Indemnity Account following such reduction; provided that the dispute resolution procedures of Section 4.02(c) shall apply to any reduction. In addition, Vista Outdoor shall reasonably promptly provide Revelyst with the current balance of the Tax Indemnity Account upon the request of Revelyst from time to time.

(c) Within ten (10) days after the filing of all Tax Returns relating to Income Taxes included in Closing Taxes (in such jurisdiction as determined by the past filing practices of Vista Outdoor and its Subsidiaries) (such date, the “Release Date”), Vista Outdoor shall pay to Revelyst an amount equal to the positive balance, if any, in the Tax Indemnity Account (the “Excess Amount”) (after which time, for the avoidance of doubt, the balance of the Tax Indemnity Account shall be zero and Revelyst shall be responsible for all payment obligations pursuant to Section 4.01(a) or 4.02(a)); provided, however, that, if a Tax Return for Excise Taxes has not been filed on or before the Release Date, Vista Outdoor shall be entitled to reduce the Excess Amount (but not below zero) by an amount mutually agreed by the Parties (acting reasonably and in good faith) to be reasonably necessary to reserve for the expected amount of Excise Taxes (the “Reserved Amount”) (after which time, for the avoidance of doubt, the balance of the Tax Indemnity Account shall be the Reserved Amount, and the provisions of Section 4.10(a) and (b) shall continue to apply); provided, further, that within ten (10) days after the filing of the Tax Return for Excise Taxes after the Release Date, Vista Outdoor shall pay to Revelyst an amount equal to the positive balance, if any, in the Tax Indemnity Account at such time (after which time, for the avoidance of doubt, the balance of the Tax Indemnity Account shall be zero and Revelyst shall be responsible for all payment obligations pursuant to Section 4.01(a) or 4.02(a)).

SECTION 4.11. Domestic Use Agreement. Revelyst shall prepare, or cause to be prepared, and attach to its timely filed (accounting for all applicable extensions) consolidated U.S. federal income Tax Return for its first Tax year beginning after the Closing Date (the “Specified Tax Return”) a new domestic use agreement, as defined in Treasury Regulations Section 1.1503(d)-6(f)(2)(iii) with respect to each Specified Dual Consolidated Loss. Revelyst shall prepare such new domestic use agreements in accordance with Treasury Regulations Section 1.1503(d)-6(f)(2)(iii). Revelyst shall provide Vista Outdoor a draft of any such new domestic use agreements and all associated filings under Treasury Regulations Section 1.1503(d)-1 through -8 with respect to the Specified Dual Consolidated Losses for Vista Outdoor’s review and comment at least thirty (30) days prior to the due date of the Specified Tax Return (accounting for all applicable extensions). Revelyst shall revise such new domestic use agreements and all associated filings to reflect reasonable comments of Vista Outdoor provided at least ten (10) days prior to the due date of the Specified Tax Return. In addition, without limiting Section 4.02, the Parties agree that Vista Outdoor shall file an original elector statement in accordance with Treasury Regulations Section 1.1503(d)-6(f)(2)(iii) with respect to each Specified Dual Consolidated Loss.

SECTION 4.12. Survival. This Article IV shall survive the Closing until ninety (90) days after the expiration of the statute of limitations (taking into account extensions) applicable to the relevant Tax matter.

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ARTICLE V

Mutual Releases; Indemnification; Litigation

SECTION 5.01. Release of Pre-Closing Claims. (a) Except as provided in Section 5.01(d) or elsewhere in this Agreement or in any other Transaction Document, effective as of the Closing, Revelyst does hereby, for itself and each other member of the Revelyst Group, their respective Affiliates and, to the extent it may legally do so, successors and assigns and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, members, agents or employees of any member of the Revelyst Group (in each case, in their respective capacities as such), remise, release and forever discharge Vista Outdoor and the other members of the Vista Outdoor Group, their respective Affiliates, successors and assigns, and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, members, agents or employees of any member of the Vista Outdoor Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Revelyst Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions, facts or circumstances existing or alleged to have existed at or before the Closing (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen or accrue, in each case before, at or after the Closing), including in connection with the Separation and all other activities to implement the Separation, and including Liabilities arising under CERCLA and other Environmental Laws. This Section 5.01(a) shall not affect Section 6.05 (Directors’ and Officers’ Indemnification; Liability Insurance) of the Merger Agreement.

(b) Except as provided in Section 5.01(d) or elsewhere in this Agreement or in any other Transaction Document, effective as of the Closing, Vista Outdoor does hereby, for itself and each other member of the Vista Outdoor Group, their respective Affiliates and, to the extent it may legally do so, successors and assigns and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, agents or employees of any member of the Vista Outdoor Group (in each case, in their respective capacities as such), remise, release and forever discharge Revelyst and the other members of the Revelyst Group, their respective Affiliates, successors and assigns, and all Persons who at any time at or prior to the Closing have been stockholders, directors, officers, agents or employees of any member of the Revelyst Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Vista Outdoor Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred or to have failed to occur, or any conditions, facts or circumstances existing or alleged to have existed at or before the Closing (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen or accrue, in each case before, at or after the Closing), including in connection with the Separation and all other activities to implement the Separation, and including Liabilities arising under CERCLA and other Environmental Laws.

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(c) The Parties expressly understand and acknowledge that it is possible that unknown losses or claims exist or might come to exist or that present losses may have been underestimated in amount, severity, or both. Accordingly, the Parties are deemed expressly to understand and acknowledge any federal or state law or right, rule or legal principle of the State of Delaware or any other jurisdiction which provides that a general release does not extend to claims which a creditor does not know or suspect to exist in such creditor’s favor at the time of executing the release, which if known by such creditor must have materially affected such creditor’s settlement with a debtor. The Parties are hereby deemed to agree that any such or similar federal or state laws or rights, rules or legal principles of the State of Delaware or any other jurisdiction that may be applicable herein are hereby knowingly and voluntarily waived and relinquished with respect to the releases in Section 5.01(a) and (b).

(d) Nothing contained in Section 5.01(a) or (b) shall impair any right of any Person to enforce this Agreement, any other Transaction Document or any Intercompany Agreement or Intercompany Account that is specified in Section 2.03(b) not to terminate or settle as of the Closing, in each case in accordance with its terms. Nothing contained in Section 5.01(a) and (b) shall release:

 (i) any Person from any Liability provided in or resulting from any Intercompany Agreement or Intercompany Account that is specified in Section 2.03(b) not to terminate or settle as of the Closing;

 (ii) any Person from any Liability, contingent or otherwise, assumed, accepted, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any other Transaction Document;

 (iii) any Person from any Liability provided in or resulting from any other Contract that is entered into after the Closing between one Party (or a member of such Party’s Group), on the one hand, and the other Party (or a member of such Party’s Group), on the other hand;

 (iv) any Person from any Liability that the Parties may have with respect to indemnification, contribution or reimbursement pursuant to this Agreement or any other Transaction Document for claims brought against the Parties, the members of their respective Groups or any of their respective directors, officers, members, employees or agents, by third parties, which Liability shall be governed by the provisions of this Article V or, if applicable, the appropriate provisions of the relevant other Transaction Document; or

 (v) any Person from any Liability the release of which would result in the release of any Person not otherwise intended to be released pursuant to this Section 5.01.

In addition, nothing contained in Section 5.01(a) shall release: (A) Vista Outdoor from indemnifying any director, officer or employee of the Revelyst Group who was a director, officer or employee of Vista Outdoor or any of its Affiliates at or prior to the Closing, to the extent such director, officer or employee is or becomes a named defendant in any Action with

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respect to which he or she was entitled to such indemnification from a member of the Vista Outdoor Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Revelyst Liability, Revelyst shall indemnify Vista Outdoor for such Liability (including Vista Outdoor’s costs to indemnify such director, officer or employee) in accordance with the provisions set forth in this Article V; and (B) Revelyst from indemnifying any director, officer or employee of the Vista Outdoor Group who was a director, officer or employee of Vista Outdoor or any of its Affiliates at or prior to the Closing, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Revelyst Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Vista Outdoor Liability, Vista Outdoor shall indemnify Revelyst for such Liability (including Revelyst’s costs to indemnify such director, officer or employee) in accordance with the provisions set forth in this Article V.

(e) Revelyst shall not make, and shall not permit any other member of the Revelyst Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, indemnification or reimbursement, against Vista Outdoor or any other member of the Vista Outdoor Group, or any other Person released pursuant to Section 5.01(a), with respect to any Liabilities released pursuant to Section 5.01(a). Vista Outdoor shall not make, and shall not permit any other member of the Vista Outdoor Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution, indemnification or reimbursement, against Revelyst or any other member of the Revelyst Group, or any other Person released pursuant to Section 5.01(b), with respect to any Liabilities released pursuant to Section 5.01(b).

(f) It is the intent of each Party, by virtue of the provisions of this Section 5.01, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur, or alleged to have occurred or to have failed to occur, and all conditions, facts or circumstances existing or alleged to have existed at or before the Closing, between or among Revelyst or any other member of the Revelyst Group, on the one hand, and Vista Outdoor or any other member of the Vista Outdoor Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members at or before the Closing), except as expressly set forth in Section 5.01(d) or elsewhere in this Agreement or in any other Transaction Document. At any time, at the request of the other Party, each Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

SECTION 5.02. Indemnification by Revelyst. Subject to Section 5.04, Revelyst shall indemnify, defend and hold harmless Vista Outdoor, each other member of the Vista Outdoor Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Vista Outdoor Indemnitees”), from and against any and all Liabilities of the Vista Outdoor Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a) the Revelyst Liabilities, including the failure of Revelyst or any other member of the Revelyst Group or any other Person to pay, perform or otherwise promptly discharge any Revelyst Liability in accordance with its terms; and

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(b) any breach by Revelyst or any other member of the Revelyst Group of this Agreement (including any breach of the representations in Section 11.01(c)) or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate or conflicting indemnification therein (which shall be controlling).

SECTION 5.03. Indemnification by Vista Outdoor. Subject to Section 5.04, Vista Outdoor shall indemnify, defend and hold harmless Revelyst, each other member of the Revelyst Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Revelyst Indemnitees”), from and against any and all Liabilities of the Revelyst Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a) the Vista Outdoor Liabilities, including the failure of Vista Outdoor or any other member of the Vista Outdoor Group or any other Person to pay, perform or otherwise promptly discharge any Vista Outdoor Liability in accordance with its terms; and

(b) any breach by Vista Outdoor or any other member of the Vista Outdoor Group of this Agreement (including any breach of the representations in Section 11.01(c)) or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate or conflicting indemnification therein (which shall be controlling).

SECTION 5.04. Indemnification Obligations Net of Insurance Proceeds and Third-Party Proceeds; Mitigation. (a) The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement (including, for the avoidance of doubt, pursuant to Section 4.01) will be net of (i) Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability and (ii) other amounts recovered from any third party (net of any out-of-pocket costs or expenses incurred in, or Taxes imposed with respect to, the collection thereof) that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability (“Third-Party Proceeds”). Accordingly, the amount that either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a third party in respect of the related Liability. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (which, for the avoidance of doubt, shall include any payment under Section 4.01(a)) (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made; provided, that for the avoidance of doubt, such amount shall not exceed the amount of the Indemnity Payment.

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(b) An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “wind-fall” (i.e., a benefit to which an insurer or any other third party would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof. Subject to Section 5.12, each member of the Vista Outdoor Group and each member of the Revelyst Group shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third-Party Proceeds to which such Person is entitled in connection with any Liability for which such Person seeks indemnification pursuant to this Article V; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder and such Person shall not be required to seek any Insurance Proceeds or any Third-Party Proceeds prior to seeking indemnification hereunder.

(c) The amount of any Indemnity Payment shall be (i) reduced to take into account any Tax benefit actually realized by the Indemnitee resulting from the incurrence of the liability in respect of which the Indemnity Payment is made (as a reduction in cash Taxes otherwise payable for the taxable year in which such liability is incurred, the subsequent taxable year or a prior taxable year) and (ii) increased to take into account any Tax cost actually realized by the Indemnitee resulting from the receipt or accrual of the Indemnity Payment (as an increase in cash Taxes otherwise payable for the taxable year in which the Indemnity Payment is made), including any Tax cost arising from such Indemnity Payment having resulted in income or gain to either Party, and any Taxes imposed on additional amounts payable pursuant to this clause (ii).

(d) Upon becoming aware of any event that would reasonably be expected to, or does, give rise to any Liability subject to indemnification by Vista Outdoor pursuant to this Agreement, Revelyst shall take, or shall cause the Revelyst Indemnitees entitled to such indemnification to take, commercially reasonable steps to mitigate any such Liability. Upon becoming aware of any event that would reasonably be expected to, or does, give rise to any Liability subject to indemnification by Revelyst pursuant to this Agreement, Vista Outdoor shall take, or shall cause the Vista Outdoor Indemnitees entitled to such indemnification to take, commercially reasonable steps to mitigate any such Liability. The reasonable and documented out-of-pocket costs and expenses of any such mitigation shall constitute Liabilities for purposes of this Agreement. Notwithstanding the foregoing, this Section 5.04(d) shall not require any Party to take any actions inconsistent with such Party’s rights and obligations under Article IV.

SECTION 5.05. Procedures for Indemnification of Third-Party Claims. (a) If an Indemnitee shall receive notice or otherwise learn of a Third-Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable, but no later than 30 days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including demand letters and motions, pleadings and other court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of any Indemnitee

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or other Person to give notice as provided in this Section 5.05(a) shall not relieve the Indemnifying Party from which indemnification hereunder is sought of its obligations under this Article V, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice in accordance with this Section 5.05(a).

(b) The Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee, which notice shall acknowledge in writing the indemnification obligation, within 30 days after receipt of notice from an Indemnitee in accordance with Section 5.05(a) (or sooner, if the nature of such Third-Party Claim so requires), to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that (x) Mixed Actions shall be managed in accordance with Section 5.12(c) and (y) the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim (i) to the extent such Third-Party Claim seeks criminal penalties or injunctive or other equitable relief (other than any such injunctive or other equitable relief that is solely incidental to the granting of money damages) or (ii) if the Indemnitee has reasonably determined in good faith that the Indemnifying Party controlling such defense will affect the Indemnitee or its Group in a materially adverse manner.

(c) If the Indemnifying Party elects not to assume the defense of a Third-Party Claim (or is not permitted to assume the defense of such Third-Party Claim) in accordance with this Agreement, or fails to notify an Indemnitee of its election as provided in Section 5.05(b), such Indemnitee may defend such Third-Party Claim. If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnitees shall, subject to the terms of this Agreement, cooperate with the Indemnifying Party with respect to the defense of such Third-Party Claim.

(d) If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnifying Party will not be liable for any additional legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if (x) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, (y) the nature of such Third-Party Claim changes such that the Indemnifying Party would no longer be entitled to assume the defense of such Third-Party Claim pursuant to Section 5.05(b) or (z) the Indemnitee reasonably determines that representation by counsel to the Indemnifying Party of both the Indemnifying Party and the Indemnitee could reasonably be expected to present such counsel with a conflict of interest, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, shall have the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement.

(e) No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third-Party Claim without the prior written consent of the applicable Indemnitee or Indemnitees; provided, however, that such consent shall not be required if the judgment or settlement: (i) contains no finding or admission of Liability with respect to any such

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Indemnitee or Indemnitees; (ii) involves only monetary relief which the Indemnifying Party has agreed to pay; and (iii) includes a full and unconditional release of the Indemnitee or Indemnitees. Notwithstanding the foregoing, the consent of an Indemnitee (not to be unreasonably withheld, conditioned or delayed) shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment or other non-monetary relief to be entered, directly or indirectly, against such Indemnitee (other than any such injunctive or other non-monetary relief that is immaterial and solely incidental to the granting of money damages).

(f) Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 5.06. Additional Matters. (a) Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party from which indemnification hereunder is sought. Any failure by an Indemnitee to give notice shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure. Such Indemnifying Party shall have a period of 60 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 60-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 60-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such Party.

(b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to, and shall stand in the place of, such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c) In the event of an Action with respect to which indemnification may be sought hereunder and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the Parties shall use commercially reasonable efforts to cause the named defendant to allow the Indemnifying Party to manage the Action as set forth in Section 5.12, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

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(d) If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement, (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party and (iii) a legal or equitable remedy may be available to the other Party against a third party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against such third party.

SECTION 5.07. Right to Contribution. (a) If any right of indemnification contained in Section 5.02 or Section 5.03 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless any Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by any Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the other members of its Group, on the one hand, and such Indemnitee and any other Indemnitees entitled to contribution in respect of such Liability, on the other hand, as well as any other relevant equitable considerations.

(b) Solely for purposes of determining relative fault pursuant to this Section 5.07: (i) any fault associated with the Revelyst Business, the Revelyst Assets or the Revelyst Liabilities (except for the gross negligence or willful misconduct of a member of the Vista Outdoor Group) shall be deemed to be the fault of Revelyst and the other members of the Revelyst Group, and no such fault shall be deemed to be the fault of Vista Outdoor or any other member of the Vista Outdoor Group; and (ii) any fault associated with the Vista Outdoor Business, the Vista Outdoor Assets or the Vista Outdoor Liabilities (except for the gross negligence or willful misconduct of a member of the Revelyst Group) shall be deemed to be the fault of Vista Outdoor and the other members of the Vista Outdoor Group, and no such fault shall be deemed to be the fault of Revelyst or any other member of the Revelyst Group.

SECTION 5.08. Remedies Cumulative. The remedies provided in this Article V shall be cumulative and, subject to the provisions of Section 5.10 and Article X, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

SECTION 5.09. Survival of Indemnities. The rights and obligations of Vista Outdoor, Revelyst and their respective Indemnitees under this Article V shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities.

SECTION 5.10. Limitation on Liability. Except as expressly set forth in this Agreement, (x) no member of the Vista Outdoor Group shall in any event have any Liability to any member of the Revelyst Group or any other Revelyst Indemnitee, and (y) no member of the Revelyst Group shall in any event have any Liability to any member of the Vista Outdoor Group or any other Vista Outdoor Indemnitee, in each case under this Agreement (i) with respect to any matter to the extent that the Party seeking indemnification has engaged in any violation of Law or fraud in connection therewith or (ii) for any damages that are not reasonably foreseeable or any punitive damages, whether or not caused by or resulting from negligence or breach of

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obligations hereunder and whether or not informed of the possibility of the existence of such damages; provided, however, that the provisions of this clause (ii) shall not limit an Indemnifying Party’s indemnification obligations hereunder with respect to any Liability any Indemnitee may have to any third party not affiliated with any member of the Vista Outdoor Group or the Revelyst Group, as applicable, for any damages that are not reasonably foreseeable or any punitive damages. Notwithstanding the foregoing, nothing in this Section 5.10 shall limit the Liability of the members of the Vista Outdoor Group to the members of the Revelyst Group and the other Revelyst Indemnitees or the Liability of the members of the Revelyst Group to the members of the Vista Outdoor Group or the other Vista Outdoor Indemnitees, as applicable, with respect to breaches of Section 6.01, Section 6.04, Section 6.05, Section 6.07 or Section 6.09.

SECTION 5.11. Covenant Not to Sue. Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming on behalf of such Party or such Group shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any Governmental Authority, alleging that: (a) the assumption or acceptance of any Revelyst Liabilities by Revelyst or any other member of the Revelyst Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Vista Outdoor Liabilities by Vista Outdoor or any other member of the Vista Outdoor Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article V are void or unenforceable for any reason.

SECTION 5.12. Management of Actions. This Section 5.12 shall govern the management and direction of pending and future Actions in which members of the Vista Outdoor Group or the Revelyst Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless otherwise expressly set forth in this Section 5.12.

(a) From and after the Closing, the Revelyst Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 5.12(a) and (ii) Actions (other than Actions set forth on Schedule 5.12(a) or Schedule 5.12(b)) that constitute only Revelyst Liabilities or involve only Revelyst Assets.

(b) From and after the Closing, the Vista Outdoor Group shall direct the defense or prosecution of any (i) Actions set forth on Schedule 5.12(b) and (ii) Actions (other than Actions set forth on Schedule 5.12(a) or Schedule 5.12(b)) that constitute only Vista Outdoor Liabilities or involve only Vista Outdoor Assets.

(c) From and after the Closing, any Actions (other than Actions set forth on Schedule 5.12(a) or Schedule 5.12(b)) that involve or constitute both a Vista Outdoor Asset or Vista Outdoor Liability, on the one hand, and a Revelyst Asset or a Revelyst Liability, on the other hand (such Actions, the “Mixed Actions”) shall be managed by the Party with the greater financial exposure with respect thereto (taking into account the provisions of this Article V), as determined in good faith by the Parties; provided that if a Mixed Action involves the pursuit of criminal penalties or injunctive or other equitable relief (other than any such injunctive or other equitable relief that is solely incidental to the granting of money damages) against the other Party, any other member of the other Party’s Group or any of their respective stockholders,

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directors, officers, members, agents or employees, the other Party shall be entitled to control the defense of the applicable claims against the other Party, any other member of the other Party’s Group or any of their respective stockholders, directors, officers, members, agents or employees. The Parties shall cooperate in good faith and take all reasonable actions to provide for any appropriate joinder or change in named parties to such Mixed Actions such that the appropriate Party or member of such Party’s Group is party thereto. The Parties shall reasonably cooperate and consult with each other and, to the extent permissible and necessary or advisable, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect to any Mixed Action. The Party managing a Mixed Action shall, on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other Party of the status of and developments relating to such Mixed Action and provide copies of any material documents, notices or other materials related to such Mixed Action; provided that the failure to provide any such documents, notices or other materials shall not be a basis for liability of a Party managing such Mixed Action except and solely to the extent that the other Party shall have been actually prejudiced thereby. Notwithstanding anything to the contrary herein, the Parties may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Parties) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Parties shall share discovery and other joint litigation costs in proportion to their respective expected financial exposure or respective expected financial recovery, as applicable. In any Mixed Action, each of Vista Outdoor and Revelyst may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Vista Outdoor Business or the Revelyst Business, respectively; provided that each Party shall in good faith make commercially reasonable efforts to avoid adverse effects on the other Party.

(d) To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

SECTION 5.13. Settlement of Actions. No Party managing a Mixed Action (the “Managing Party”) pursuant to Section 5.12(c) shall consent to entry of any judgment or enter into any settlement of any such Action without the prior written consent of the other Party (the “Non-Managing Party”), not to be unreasonably withheld, conditioned or delayed; provided, however, that such Non-Managing Party shall be required to consent to such entry of judgment or to such settlement that the Managing Party may recommend if the judgment or settlement: (i) contains no finding or admission of any violation of Law or any violation of the rights of the Non-Managing Party and its applicable related Persons and otherwise contains no admission of any liability of the Non-Managing Party and such related Persons; (ii) involves only monetary relief which the Managing Party has agreed to pay; and (iii) includes a full and unconditional release of the Non-Managing Party and its applicable related Persons. Notwithstanding the foregoing, in no event shall a Non-Managing Party be required to consent to an entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment or other non-monetary relief to be entered, directly or indirectly, against any member of the Non-Managing Party’s Group (other than any such injunctive or other non-monetary relief that is immaterial and solely incidental to the granting of money damages).

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SECTION 5.14. Interpretation. This Article V (except for Section 5.04) shall not apply to any indemnification claim in respect of Taxes pursuant to Section 4.01 or any Tax Contest, each of which shall instead be governed by Article IV.

ARTICLE VI

Access to Information; Privilege; Confidentiality

SECTION 6.01. Agreement for Exchange of Information; Archives. (a) Except in the case of an Adversarial Action or threatened Adversarial Action, and subject to Section 6.01(b), from and after the Closing until the seventh anniversary of the Closing Date, each Party, on behalf of its Group, shall provide, or cause to be provided, to the other Party, at any time after the Closing, as soon as reasonably practicable after written request therefor, any Information relating to time periods at or prior to the Closing in the possession or under the control of such Group, which the other Party or any other member of its Group reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on such other Party or any other member of its Group (including under applicable securities Laws) by any national securities exchange or any Governmental Authority having jurisdiction over such other Party or any other member of its Group, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any other Transaction Document; provided, that any request for information pursuant to this Section 6.01 shall be made in good faith and limited to the extent reasonable to satisfy the good faith basis for such request. The receiving Party shall use any Information received pursuant to this Section 6.01(a) solely to the extent reasonably necessary to satisfy the applicable obligations or requirements described in clause (i), (ii) or (iii) of the immediately preceding sentence.

(b) In the event that either Vista Outdoor or Revelyst reasonably determines that the disclosure of any Information pursuant to Section 6.01(a) could be commercially detrimental, violate any Law or Contract or waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine, such Party shall not be required to provide access to or furnish such Information to the other Party; provided, however, that both Vista Outdoor and Revelyst shall take all commercially reasonable measures to permit compliance with Section 6.01(a) in a manner that avoids any such harm or consequence. Both Vista Outdoor and Revelyst intend that any provision of access to or the furnishing of Information pursuant to this Section 6.01 that would otherwise be within the ambit of any legal privilege shall not operate as waiver of such privilege.

(c) Each Party agrees, on behalf of itself and each other member of its Group, not to disclose or otherwise waive any privilege or protection attaching to any privileged Information relating to a member of the other Group or relating to or arising in connection with the relationship between the Groups at or prior to the Closing, without providing prompt written notice to and obtaining the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

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(d) Each Party agrees, on behalf of itself and each other member of its Group, that it will only Process Personal Information provided to it by the other Group in accordance with all applicable Privacy and Data Security Requirements and will implement and maintain at all times commercially reasonable technical and organizational measures to protect such Personal Information against unauthorized or unlawful Processing and accidental loss, destruction, damage, alteration and disclosure. In addition, each Party agrees to provide commercially reasonable assistance to the other Party in respect of any obligations under applicable Privacy and Data Security Requirements affecting the disclosure of such Personal Information to the other Party and will not knowingly Process such Personal Information in such a way as to cause the other Party to violate any of its obligations under any applicable Privacy and Data Security Requirements.

SECTION 6.02. Ownership of Information. Any Information owned by one Group that is provided to the requesting Party hereunder shall be deemed to remain the property of the providing Party. Except as specifically set forth herein or in any other Transaction Document, nothing herein shall be construed as granting or conferring rights of license or other rights in any such Information.

SECTION 6.03. Compensation for Providing Information. Each Party shall reimburse the other Party for the reasonable costs of such other Party, if any, in complying with a request for Information pursuant to this Article VI. Except as may be otherwise specifically provided elsewhere in this Agreement, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures, but shall not include any mark-up above actual reasonable costs.

SECTION 6.04. Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement, from and after the Closing until the seventh anniversary of the Closing Date, each Party shall use its commercially reasonable efforts to retain all Information in such Party’s possession relating to the other Party or its businesses, Assets or Liabilities, this Agreement or any other Transaction Document (the “Retained Information”) in accordance with such Party’s record retention policies as in effect on the date hereof or such longer period as required by Law, this Agreement or any other Transaction Document. Each Party shall use its commercially reasonable efforts to maintain and continue its Group’s compliance with all “litigation holds” applicable to any Information in its possession for the pendency of the applicable matter.

SECTION 6.05. Accounting Information. Without limiting the generality of Section 6.01 but subject to Section 6.01(b):

(a) Until the end of the first full fiscal year occurring after the Closing Date (and for a reasonable period of time afterwards or as required by Law), Vista Outdoor shall use commercially reasonable efforts to enable and assist Revelyst to meet its timetable for dissemination of its financial statements and to enable and assist Revelyst’s auditors to timely complete their annual audit and quarterly reviews of financial statements. As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Vista Outdoor shall authorize and direct its auditors to make available to

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Revelyst’s auditors, within a reasonable time prior to the date of Revelyst’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Vista Outdoor and (y) work papers related to such annual audits and quarterly reviews, to enable and assist Revelyst’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Vista Outdoor’s auditors as it relates to Revelyst’s auditors’ opinion or report and (ii) Vista Outdoor shall provide reasonable access during normal business hours for Revelyst’s internal auditors, counsel and other designated representatives to (x) the premises of Vista Outdoor and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Vista Outdoor and its Subsidiaries and (y) the officers and employees of Vista Outdoor and its Subsidiaries, so that Revelyst may conduct reasonable audits relating to the financial statements provided by Vista Outdoor and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Vista Outdoor Group.

(b) Vista Outdoor shall cooperate with Revelyst in such manner as is reasonably necessary to enable the principal executive officer and principal financial officer (as such terms are defined in the rules and regulations of the Commission) of Revelyst to make the certifications required of them under Sections 302, 404 and 906 of the Sarbanes-Oxley Act of 2002. Without limiting the generality of the foregoing, Vista Outdoor shall, within a reasonable period of time following a request from Revelyst in anticipation of filing such reports, cause Vista Outdoor’s principal executive officer and principal financial officer to provide Revelyst with certifications of such officers in support of the certifications of Revelyst’s principal executive officer and principal financial officer required under Section 302, 404 or 906 of the Sarbanes-Oxley Act of 2002 with respect to Revelyst’s (i) Quarterly Report on Form 10-Q filed with respect to the fiscal quarter during which the Closing Date occurs (unless such quarter is the fourth fiscal quarter), (ii) to the extent applicable, Quarterly Report on Form 10-Q filed with respect to each subsequent fiscal quarter through the third fiscal quarter of the year in which the Closing Date occurs and (iii) Annual Report on Form 10-K filed with respect to the fiscal year during which the Closing Date occurs. Such certifications shall be provided in substantially the same forms and manners as the officers of Vista Outdoor provided prior to the Closing (reflecting any changes in certifications necessitated by the Transactions or any other transactions related thereto) or as otherwise agreed upon between the Parties.

SECTION 6.06. Limitations of Liability. (a) Each of Vista Outdoor (on behalf of itself and each other member of the Vista Outdoor Group) and Revelyst (on behalf of itself and each other member of the Revelyst Group) understands and agrees that neither Party is representing or warranting in any way as to the accuracy or sufficiency of any Information exchanged or disclosed under this Agreement, in each case except to the extent set forth in the Merger Agreement.

(b) Neither Party shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person. Neither Party shall have any Liability to the other Party if any Information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.04.

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SECTION 6.07. Production of Witnesses; Records; Cooperation. (a) Without limiting any of the rights or obligations of the Parties pursuant to Section 6.01 or Section 6.04, after the Closing, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, each Party shall use its commercially reasonable efforts to make available, upon written request, (i) the former, current and future directors, officers, employees, other personnel and agents of the members of its Group and (ii) any books, records or other documents within its control or that it otherwise has the ability to make available, in each case, to the extent that such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action, Commission comment or review or threatened or contemplated Action, Commission comment or review (including preparation for any such Action, Commission comment or review) in which the other Party or any other member of its Group may from time to time be involved, regardless of whether such Action, Commission comment or review or threatened or contemplated Action, Commission comment or review is a matter with respect to which indemnification may be sought hereunder, in each case, until the later of (x) the statute of limitations applicable, if any, to such Action, Commission comment or review and (y) with respect to any Action, Commission comment or review commenced prior to the applicable statute of limitations, if any, final resolution of such Action, Commission comment or review. The requesting Party shall bear all reasonable out-of-pocket costs and expenses incurred in connection therewith.

(b) Without limiting the foregoing, Vista Outdoor and Revelyst shall use their commercially reasonable efforts to reasonably cooperate and consult with each other to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions (including in connection with preparation for any such Action), other than an Adversarial Action or threatened or contemplated Adversarial Action.

(c) The obligation of Vista Outdoor and Revelyst to use their commercially reasonable efforts to make available former, current and future directors, officers, employees and other personnel and agents pursuant to this Section 6.07 is intended, other than in respect of an Adversarial Action or threatened or contemplated Adversarial Action, to be interpreted in a manner to facilitate cooperation and shall include the obligation to make available employees and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict. Without limiting the foregoing, each Party agrees that neither it nor any member of its Group will take any adverse action against any such former, current or future director, officer, employee or other personnel or agent of its Group based on such individual’s provision of assistance or information to the other Party pursuant to this Section 6.07.

SECTION 6.08. Privileged Matters. (a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Closing (whether by outside counsel, in-house counsel or other legal professionals) have been and will be rendered for the collective benefit of each of the members of the Vista Outdoor Group and the Revelyst Group, and that each of the members of the Vista Outdoor Group and the Revelyst Group shall be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Closing, which services will be rendered solely for the benefit of the Vista Outdoor Group or the Revelyst Group, as the case may be.

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(b) The Parties agree as follows:

 (i) Vista Outdoor shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the Vista Outdoor Business and not to the Revelyst Business, whether or not the privileged Information is in the possession or under the control of any member of the Vista Outdoor Group or any member of the Revelyst Group. Vista Outdoor shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Vista Outdoor Assets or Vista Outdoor Liabilities and not any Revelyst Assets or Revelyst Liabilities in connection with any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Vista Outdoor Group or any member of the Revelyst Group; and

 (ii) Revelyst shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that (x) relates solely to the Revelyst Business and not to the Vista Outdoor Business or (y) relates to any of the Transaction Documents or the Transactions, in each case whether or not the privileged Information is in the possession or under the control of any member of the Revelyst Group or any member of the Vista Outdoor Group. Revelyst shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Revelyst Assets or Revelyst Liabilities and not any Vista Outdoor Assets or Vista Outdoor Liabilities in connection with any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Revelyst Group or any member of the Vista Outdoor Group.

(c) Subject to the remaining provisions of this Section 6.08, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.08(b) in connection with any Actions or threatened or contemplated Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement. Upon the reasonable request of Vista Outdoor or Revelyst, in connection with any Action or threatened or contemplated Action contemplated by this Article VI, other than any Adversarial Action or threatened or contemplated Adversarial Action, Vista Outdoor and Revelyst will enter into a mutually acceptable common interest agreement to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or similar privilege or immunity of any member of either Group. If the Parties do not agree as to whether certain information is privileged Information, then such Information shall be treated as privileged Information, and the Party that believes that such information is privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information until such time as it is finally judicially determined by a court of competent jurisdiction that such information is not privileged Information or unless the Parties otherwise agree.

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(d) If any dispute arises between the Parties or any members of their respective Groups regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party or any member of their respective Groups, each Party agrees that it shall (i) negotiate with the other Party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other Party and the members of its Group and (iii) not unreasonably withhold, delay or condition consent to any request for waiver by the other Party.

(e) Upon receipt by either Party, or by any member of its Group, of any subpoena, discovery or other request (or of written notice that it will receive or has received such subpoena, discovery or other request) that may reasonably be expected to result in the production or disclosure of privileged Information subject to a shared privilege or immunity or as to which the other Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge or becomes aware that any of its, or any of its Group’s members’, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests (or have received written notice that they will receive or have received such subpoena, discovery or other requests) that may reasonably be expected to result in the production or disclosure of such privileged Information, such Party shall promptly notify the other Party of the existence of any such subpoena, discovery or other request and shall provide the other Party a reasonable opportunity to review the privileged Information and to assert any rights it or they may have, under this Section 6.08 or otherwise, to prevent the production or disclosure of such privileged Information; provided that if such Party is prohibited by applicable Law from disclosing the existence of such subpoena, discovery or other request, such Party shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use commercially reasonable efforts to inform the other Party of any related information such Party reasonably determines is necessary or appropriate for the other Party to be informed of to enable the other Party to have a reasonable opportunity to review the privileged Information and to assert its rights, under this Section 6.08 or otherwise, to prevent the production or disclosure of such privileged Information.

(f) The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement shall not be deemed a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise. The Parties further agree that (i) the exchange by one Party to the other Party of any Information that should not have been exchanged pursuant to the terms of Section 6.09 shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such privileged Information and (ii) the Party receiving such privileged Information shall promptly return such privileged Information to the Party who has the right to assert the privilege or immunity.

SECTION 6.09. Confidential Information. (a) Each Party shall hold, and cause the other members of its Group and its and their respective directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives to hold, in strict confidence, and not release or disclose, and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary

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Information pursuant to policies in effect as of the Closing, all Information concerning the other Group or its business that is either in its possession (including Information in its possession prior to the Closing) or furnished by the other Group or its directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives at any time pursuant to this Agreement, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder, except, in each case, to the extent that such Information is (i) in the public domain through no fault of such Party, any other member of its Group or any of its or their directors, officers, employees, agents, accountants, subcontractors, counsel or other advisors or representatives, (ii) lawfully acquired from other sources by such Party, any other member of its Group or any of its or their directors, officers, employees, agents, accountants, counsel or other advisors or representatives, which sources are not themselves bound by a confidentiality obligation to the knowledge of such Party or any other members of its Group, (iii) independently generated without reference to any proprietary or confidential Information of the other Group, or (iv) required to be disclosed by Law; provided, however, that the Person required by Law to disclose such Information gives the applicable Person prompt and, to the extent reasonably practicable and legally permissible, prior notice of such disclosure and an opportunity to contest such disclosure and shall use commercially reasonable efforts to cooperate, at the expense of the requesting Person, in seeking any reasonable protective arrangements requested by the requesting Person. In the event that such appropriate protective order or other remedy is not obtained, the Person that is required to disclose such Information shall furnish, or cause to be furnished, only that portion of such Information that is required by Law to be disclosed and shall use commercially reasonable efforts to ensure that confidential treatment is accorded such Information. Notwithstanding the foregoing, each Party may release or disclose, or permit to be released or disclosed, any Information concerning the other Group to its directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives who need to know such Information (who shall be advised of the obligations hereunder with respect to such Information).

(b) Without limiting the foregoing, when any Information concerning the other Group or its business is no longer needed for the purposes contemplated by this Agreement or any other Transaction Document, each Party will, promptly after the request of the other Party, either return all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other Party, as applicable, that it has destroyed such Information, other than, in each case, any such Information electronically preserved or recorded within any computerized data storage device or component (including any hard-drive or database) pursuant to automatic or routine backup procedures generally accessible only by legal, IT or compliance personnel.

SECTION 6.10. Counsel Acknowledgment. Each Party acknowledges, on behalf of itself and each other member of its Group that, notwithstanding Cravath, Swaine & Moore LLP (“Cravath”) acting as counsel to Vista Outdoor prior to the Closing in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, following the Closing, (a) subject to Section 6.08, Cravath will not have any professional obligations to Vista Outdoor arising from the services rendered by Cravath to Vista Outdoor prior to the Closing in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including with respect to confidentiality or conflicts of interest, and any such professional obligations shall be owed to

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Revelyst, (b) none of Vista Outdoor, Parent or any of their respective Affiliates shall assert that Cravath has any conflicts of interest solely based on Cravath’s representation of Vista Outdoor prior to the Closing and (c) none of Vista Outdoor, Parent or any of their respective Affiliates shall object (i) to Cravath acting as counsel to Revelyst, including in any Action involving Vista Outdoor, Parent or any of their respective Affiliates (including any Action relating to this Agreement, any other Transaction Document or any of the transactions contemplated hereby or thereby), solely based on Cravath’s representation of Vista Outdoor prior to the Closing, or (ii) subject to Section 6.08, to Cravath using any information obtained in its representation of Vista Outdoor prior to the Closing, including information relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. Each Party, on behalf of itself and each other member of its Group, further agrees that Cravath and its respective partners and employees are third party beneficiaries of this Section 6.10.

ARTICLE VII

Insurance

SECTION 7.01. Maintenance of Insurance. During the period beginning as of the date hereof and ending at the Closing, Vista Outdoor shall (i) cause the members of the Revelyst Group and their respective employees, officers and directors to continue to be covered as insured parties under Vista Outdoor’s policies of insurance in a manner that is no less favorable than the coverage provided for members of the Vista Outdoor Group and their respective employees, officers and directors and (ii) permit the members of the Revelyst Group and their respective employees, officers and directors to submit claims relating to, arising out of or resulting from facts, circumstances, events or matters that occurred at or prior to the Closing to the extent permitted under such policies and in a manner consistent with past practice. With respect to any policies currently procured by Revelyst for the sole benefit of the Revelyst Group, Revelyst shall continue to maintain such insurance coverage through the Closing in a manner no less favorable than currently provided. Except as otherwise expressly permitted in this Article VII, Vista Outdoor and Revelyst acknowledge that, prior to the Closing, Vista Outdoor intends to take such action as it may deem necessary or desirable to remove the members of the Revelyst Group and their respective employees, officers and directors as insured parties under any policy of insurance issued to any member of the Vista Outdoor Group by any insurance carrier effective as of immediately following the Closing. The Revelyst Group will not be entitled following the Closing to make any claims for insurance thereunder to the extent such claims are based upon facts, circumstances, events or matters occurring after the Closing or to the extent any claims are made pursuant to any Vista Outdoor claims-made policies after the Closing. No member of the Vista Outdoor Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy. Notwithstanding the foregoing, Vista Outdoor shall, and shall cause the other members of the Vista Outdoor Group to, use commercially reasonable efforts to take such actions as are necessary to cause all insurance policies of the Vista Outdoor Group that as of the Closing provide coverage to or with respect to the members of the Revelyst Group and their respective employees, officers and directors (such policies, “Specified Group Insurance Policies”) to continue to provide such coverage with respect to acts, omissions or events occurring at or prior to the Closing in accordance with their terms as if the Closing had not occurred; provided, however, that in no event shall Vista Outdoor or the other members of the Vista Outdoor Group be required to extend or maintain coverage under claims-made policies with respect to any claims first made against a member of the Revelyst Group or first reported to the insurer after the Closing.

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SECTION 7.02. Claims Under Vista Outdoor Insurance Policies. (a) After the Closing, the members of each of the Vista Outdoor Group and the Revelyst Group shall have the right to assert Vista Outdoor Policy Pre-Closing Insurance Claims and the members of the Revelyst Group shall have the right to participate with Vista Outdoor to resolve Vista Outdoor Policy Pre-Closing Insurance Claims under the applicable Vista Outdoor insurance policies up to the full extent of the applicable and then-remaining available limits of liability of such policy, but solely to the extent that such policies provided coverage therefor as of immediately prior to the Closing; provided that such claims shall be made in good faith and in a manner consistent with past practice. Vista Outdoor or Revelyst, as the case may be, shall have primary control over those Vista Outdoor Policy Pre-Closing Insurance Claims for which the Vista Outdoor Group or the Revelyst Group, respectively, bears the underlying loss, subject to the terms and conditions of the relevant policy of insurance governing such control; provided that only Vista Outdoor shall have the authority to settle or otherwise resolve any Vista Outdoor Policy Pre-Closing Insurance Claims with the applicable insurer(s), subject, in the case of any Vista Outdoor Policy Pre-Closing Insurance Claims for which the Revelyst Group bears the underlying loss, to the prior written consent of Revelyst. If a member of the Revelyst Group is unable to assert a Vista Outdoor Policy Pre-Closing Insurance Claim because it is no longer an “insured” or “additional insured” under a Vista Outdoor insurance policy, then Vista Outdoor shall, to the extent permitted by applicable Law and the terms of such insurance policy, use commercially reasonable efforts to assert such claim in its own name and deliver the Insurance Proceeds to Revelyst.

(b) With respect to Vista Outdoor Policy Pre-Closing Insurance Claims, whether or not known or reported at or prior to the Closing, Revelyst shall, or shall cause the applicable member of the Revelyst Group to, report such claims arising from the Revelyst Business as soon as practicable to each of Vista Outdoor and the applicable insurer(s), and Revelyst shall, or shall cause the applicable member of Revelyst Group to, individually, and not jointly, assume and be responsible (including, upon the request of Vista Outdoor, by prompt reimbursement to Vista Outdoor for amounts paid or payable by it) for the reimbursement liability (including any deductible, coinsurance or retention payment) related to its portion of the liability, unless otherwise agreed in writing by Vista Outdoor. Each Party shall, and shall cause each member of its Group to, cooperate and assist the applicable member of the other Group with respect to such claims. The applicable member of the Revelyst Group shall provide to Vista Outdoor any collateral (or a letter of credit the face value of which is an amount equal to the value of such collateral) in respect of the reimbursement obligations as may reasonably be requested by the insurers and, upon the request of Vista Outdoor, any other collateral required by the insurers in respect of insurance policies under which Vista Outdoor Policy Pre-Closing Insurance Claims may be recoverable based upon Vista Outdoor’s reasonable estimate of the proportion of the requested collateral attributable to claims that may be made by the Revelyst Group. Vista Outdoor agrees that Vista Outdoor shall, and shall cause the other members of the Vista Outdoor Group to, use commercially reasonable efforts to cause Vista Outdoor Policy Pre-Closing Insurance Claims of members of the Revelyst Group to receive the same priority as Vista Outdoor Policy Pre-Closing Insurance Claims of members of the Vista Outdoor Group and be treated equitably in all respects, including in connection with deductibles, retentions and coinsurance.

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(c) With respect to each Vista Outdoor Policy Pre-Closing Insurance Claim for which a claims service company was engaged at or prior to the Closing, each Party agrees to continue to engage the same claims service company after the Closing with respect to such Vista Outdoor Policy Pre-Closing Insurance Claim, provided that a different claims service company may be engaged if both Parties agree, to the extent authorized by the applicable insurer.

SECTION 7.03. Insurance Proceeds. Any Insurance Proceeds received by the Vista Outdoor Group for members of the Revelyst Group or by the Revelyst Group for members of the Vista Outdoor Group shall be for the benefit, respectively, of the Revelyst Group and the Vista Outdoor Group, as applicable. Any Insurance Proceeds received for the benefit of both the Vista Outdoor Group and the Revelyst Group shall be distributed pro rata based on its Group’s respective share of the underlying loss. Vista Outdoor (or any other member of the Vista Outdoor Group) shall be entitled to deduct from any Insurance Proceeds that it (or such other member) receives any amount owed or otherwise due to it (or such other member) as reimbursement pursuant to the provisions of this Article VII, prior to distributing any such insurance proceeds to any member of the Revelyst Group.

SECTION 7.04. Claims Not Reimbursed. Vista Outdoor shall not be liable to Revelyst for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the Vista Outdoor Group or any member of the Revelyst Group or any defect in such claim or its processing. In the event that insurable claims of both Vista Outdoor and Revelyst (or the members of their respective Groups) exist relating to the same occurrence, the Parties shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense, and each Party shall not settle or compromise any such claim without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed subject to the terms and conditions of the applicable insurance policy). Nothing in this Section 7.04 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.

SECTION 7.05. Insurance Cooperation. The Parties shall use commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Article VII.

ARTICLE VIII

Further Assurances and Additional Covenants

SECTION 8.01. Further Assurances. (a) In addition to the actions specifically provided for elsewhere in this Agreement, but subject to the express limitations of this Agreement and the other Transaction Documents, each Party shall use commercially reasonable efforts, prior to, at and after the Closing, to take, or cause to be taken, all actions, and

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to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate and make effective the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, but subject to the express limitations of this Agreement and the other Transaction Documents, prior to, at and after the Closing, each Party shall cooperate with the other Party, without any further consideration, but at the expense of the requesting Party, (i) to execute and deliver, or cause to be executed and delivered, all instruments of conveyance, assignment and transfer as such Party may reasonably be requested to execute and deliver by the other Party, (ii) to make, or cause to be made, all filings with, and to obtain, or cause to be obtained, all Consents of any Governmental Authority or any other Person under any permit, license, Contract, indenture or other instrument, (iii) to obtain, or cause to be obtained, any Governmental Approvals or other Consents required to effect the Separation and (iv) to take, or cause to be taken, all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the other Transaction Documents, in each case in order to effectuate the provisions and purposes of this Agreement, the Ancillary Agreements and any transfers of Assets or assignments and assumptions of Liabilities hereunder and thereunder and the other transactions contemplated hereby and thereby and the preservation and perfection of rights in such Assets and Liabilities; provided that neither Party nor any member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person, or expend any money or take any action that would require the expenditure of money, in connection with the foregoing (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the requesting Party as promptly as reasonably practicable).

(c) At or prior to the Closing, Vista Outdoor and Revelyst, in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by Revelyst or any other Subsidiary of Vista Outdoor, as the case may be, to effectuate the transactions contemplated by this Agreement.

ARTICLE IX

Intellectual Property

SECTION 9.01. Consent To Use Intellectual Property And Duty To Cooperate. (a) Revelyst (i) consents (on behalf of itself and each other member of the Revelyst Group) to the use and registration of the Vista Outdoor IP in the business and operations conducted by each member of the Vista Outdoor Group and its Affiliates and their respective licensees and (ii) agrees to use commercially reasonable efforts prior to, at and after the Closing to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to effect the transfer, assignment, registration or any related recordation of the Vista Outdoor IP contemplated by this Agreement, on a worldwide basis.

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(b) Vista Outdoor (i) consents (on behalf of itself and each other member of the Vista Outdoor Group) to the use and registration of the Revelyst IP in the business and operations conducted by each member of the Revelyst Group and its Affiliates and their respective licensees and (ii) agrees to use commercially reasonable efforts prior to, at and after the Closing to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to effect the transfer, assignment, registration or any related recordation of the Revelyst IP contemplated by this Agreement, on a worldwide basis.

(c) Revelyst agrees that it will not, and agrees to cause each other member of the Revelyst Group not to, (i) initiate any Action against any member of the Vista Outdoor Group or its Affiliates for infringement, misappropriation or other violation of any Revelyst IP, (ii) oppose, challenge, petition to cancel, contest or threaten in any way, or assist another party in opposing, challenging, petitioning to cancel, contesting or threatening in any way, any application or registration by the Vista Outdoor Group or its Affiliates or their respective licensees for any Vista Outdoor IP, the use of which is consistent with the use to which Revelyst has consented under this Agreement or (iii) engage in any act, or purposefully omit to perform any act, that impairs or adversely affects the rights of Vista Outdoor or any member of the Vista Outdoor Group in and to any Vista Outdoor IP, in each case, for a period of one year after the Closing Date, without the prior written consent of Vista Outdoor.

(d) Vista Outdoor agrees that it will not, and agrees to cause each other member of the Vista Outdoor Group not to, (i) initiate any Action against any member of the Revelyst Group or its Affiliates for infringement, misappropriation or other violation of any Vista Outdoor IP, (ii) oppose, challenge, petition to cancel, contest or threaten in any way, or assist another party in opposing, challenging, petitioning to cancel, contesting or threatening in any way, any application or registration by Revelyst or its Affiliates or their respective licensees for any Revelyst IP, the use of which is consistent with the use to which Vista Outdoor has consented under this Agreement or (iii) engage in any act, or purposefully omit to perform any act, that impairs or adversely affects the rights of Revelyst or any member of the Revelyst Group in and to any Revelyst IP, in each case, subject to Section 6.18 of the Merger Agreement and for a period of one year after the Closing Date, without the prior written consent of Revelyst.

(e) Revelyst hereby acknowledges (on behalf of itself and each other member of the Revelyst Group) Vista Outdoor’s right, title and interest in and to the Vista Outdoor IP, and will not in any way, directly or indirectly, do or cause to be done any act or thing contesting any part of such right, title and interest within the business and operations of each member of the Vista Outdoor Group and its Affiliates and their respective licensees, or with respect to goods or services provided in connection with the business and operations conducted by each member of the Vista Outdoor Group and its Affiliates and their respective licensees, in each case for a period of one year after the Closing Date, without the prior written consent of Vista Outdoor.

(f)  Vista Outdoor hereby acknowledges (on behalf of itself and each other member of the Vista Outdoor Group) Revelyst’s right, title and interest in and to the Revelyst IP, and will not in any way, directly or indirectly, do or cause to be done any act or thing contesting any part of such right, title and interest within the business and operations conducted by each member of the Revelyst Group and its Affiliates and their respective licensees, or with respect to goods or services provided in connection with the business and operations conducted by each member of the Revelyst Group and its Affiliates and their respective licensees, in each case for a period of one year after the Closing Date, without the prior written consent of Revelyst.

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(g) Prior to, at and after the Closing, (i) Vista Outdoor shall cooperate with Revelyst, without any further consideration, but at the expense of Revelyst, to obtain, or cause to be obtained, the Consents of any third parties necessary to effect the assignment, transfer or license of any Revelyst IP contemplated under this Agreement or any Ancillary Agreement and (ii) Revelyst shall cooperate with Vista Outdoor, without any further consideration, but at the expense of Vista Outdoor, to obtain, or cause to be obtained, the Consents of any third parties necessary to effect the assignment, transfer or license of any Vista Outdoor IP contemplated under this Agreement or any Ancillary Agreement. If, for any reason, the assignment, transfer or license of any Intellectual Property assets or rights contemplated under this Agreement or any Ancillary Agreement is otherwise impossible or ineffective, Vista Outdoor and Revelyst shall, and shall cause each member of the Vista Outdoor Group and the Revelyst Group, respectively, to, use their commercially reasonable efforts to work together (and, if necessary and desirable, to work with any applicable third parties) in an effort to sublicense, divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any planned assignment, transfer or license.

(h) Prior to, at and after the Closing, Vista Outdoor shall cooperate with Revelyst, without any further consideration and at no expense to Revelyst, to obtain, cause to be obtained or properly record the release of any outstanding Liens attached to any Revelyst IP and to take, or cause to be taken, all actions as Revelyst may reasonably be requested to take in order to obtain, cause to be obtained or properly record such release.

(i) Subject to Section 9.01(a), Vista Outdoor agrees not to use, and agrees to cause each member of the Vista Outdoor Group not to use, any of the Revelyst Marks, including any names, Trademarks or Domain Names that incorporate the Revelyst Marks for any purpose, except where the use is a non-trademark use of a member of the Revelyst Group’s individual name, or of the individual name of anyone in privity with the Revelyst Group, or of a term or device which is descriptive of and used fairly and in good faith only to describe the goods or services of the Revelyst Group for historical purposes. Notwithstanding the foregoing and for the avoidance of doubt, Vista Outdoor agrees not to use, and agrees to cause each member of the Vista Outdoor Group not to use, any of the Revelyst Marks in a way that would reasonably be expected to confuse, dilute or tarnish the Revelyst Marks.

In the event that, as of the Closing, Revelyst Marks prominently appear on any publicly available or promoted business or promotional materials used by any member of the Vista Outdoor Group or their Affiliates within the Vista Outdoor Business, Vista Outdoor shall remove and cease using, and shall cause each member of the Vista Outdoor Group to remove and cease using, such prominently appearing marks as soon as reasonably practical following the Closing but in any event within sixty (60) days of the Closing Date.

Notwithstanding anything in this Agreement to the contrary, and without limiting the rights otherwise granted in this Section 9.01(i), the Vista Outdoor Group shall have the right, at all times before, during and after the Closing, to retain records and other historical or archived documents containing or referencing (i) the Revelyst Marks or (ii) any other Information previously held by the Revelyst Group, to the extent relating to the Vista Outdoor Business strictly for non-trademark uses as permitted by Law.

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(j) Each Party believes its respective Trademarks are sufficiently distinctive and different to ensure consumers will not be confused as to source or sponsorship, and agrees to employ commercially reasonable efforts to use its respective Trademarks in a manner that does not cause actual confusion or a likelihood of confusion as to source or sponsorship of its respective goods or services in its respective channels of trade. If, despite the Parties’ commercially reasonable efforts, such actual confusion shall be brought to the attention of either Party, the Parties agree to cooperate in good faith regarding steps to be taken to mitigate or correct such actual confusion.

(k) Each Party shall be responsible for policing, protecting and enforcing its own Intellectual Property. Notwithstanding the foregoing, each Party will promptly give notice to the other Party of any known, actual or threatened unauthorized use or infringement of the other Party’s Intellectual Property, including infringement of the other Party’s Trademarks, in each case for a period of two (2) years after the Closing Date.

SECTION 9.02. Intellectual Property Cross-License. The Parties acknowledge that, through the course of a history of integrated operations, they and the members of their respective Groups have each obtained knowledge of and access to Intellectual Property, including certain Know-How, copyrighted content and other unregistered Intellectual Property, in each case other than proprietary Software, unregistered Trademarks and any Intellectual Property expressly subject to any Ancillary Agreement (collectively, “Shared Background IP”). With regard to this Shared Background IP, the Parties seek to ensure that each has the freedom to use such Shared Background IP in the future. Accordingly, effective as of the Closing, each Group hereby grants to the other Group a non-exclusive, royalty-free, fully paid-up, perpetual, irrevocable, sublicenseable (through multiple tiers), worldwide license to use and exercise rights under any Shared Background IP owned by such Group and used in the other Group’s businesses prior to the Closing solely for use of the same type, of the same scope and to the same extent as used by such Group prior to the Closing and reasonable extensions thereof, in connection with such Group’s businesses, including both internal business activities and distribution and sublicensing through multiple tiers carried out in the ordinary course of business. Such license shall be and is on an “as-is, where-is” basis, and each Group hereby expressly disclaims all representations and warranties of any type or nature; provided that the disclaimer set forth in this Section 9.02 is expressly limited to this Section 9.02 and does not limit, supersede or modify any other representation or warranty set forth elsewhere in this Agreement or any other Transaction Document. Notwithstanding anything to the contrary in this Agreement, the license to use Shared Background IP that is contemplated by this Section 9.02 may not be terminated by either Party for any reason following the Effective Time and the consummation of the Transactions. In the event of a breach or threatened breach of this Section 9.02 by a Party, the other Party shall have the right to pursue all other remedies permitted at Law or in equity (which, for the avoidance of doubt, may not include termination, revocation, recission or any other remedy that includes cancellation or voiding of such license to Shared Background IP), including the right to pursue an injunction or obtain specific performance, without the necessity of posting any bond or making any show of irreparable harm. With respect to any Shared Background IP that constitutes a trade secret under applicable Law or that otherwise constitutes Information subject to the

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obligations of confidentiality set forth in Section 6.09, each Party, in its capacity as licensee of such Shared Background IP, shall hold in strict confidence and not release or disclose such Shared Background IP, in each case with at least the same degree of care applied to its own confidential and proprietary information.

SECTION 9.03. Other Licenses. Vista Outdoor hereby grants to the Revelyst Group a limited, non-exclusive, royalty-free, fully-paid, perpetual, non-sublicenseable, worldwide license to all copyrighted or copyrightable standard procedures and other technical publications included in the Vista Outdoor IP used in the Revelyst Business as of the Closing. In the event that, as of the Closing, Vista Outdoor Marks prominently appear on any of the procedures or publications described in the immediately preceding sentence, Revelyst shall remove, and shall cause each other member of the Revelyst Group to remove, such marks as soon as reasonably practical following the Closing but in any event within 180 days of the Closing Date.

SECTION 9.04. Scope. The geographic scope of this Article IX shall be worldwide.

ARTICLE X

Termination

SECTION 10.01. Termination. Notwithstanding anything herein to the contrary, if the Merger Agreement has been validly terminated in accordance with its terms, this Agreement shall automatically terminate. After the Closing, this Agreement may not be terminated except by an agreement in writing signed by each of the Parties.

SECTION 10.02. Effect of Termination. In the event of any termination of this Agreement prior to the Closing, neither Party (nor any other member of its Group or any of their respective directors or officers) shall have any Liability or further obligation to the other Party or any member of its Group under this Agreement or the Ancillary Agreements.

ARTICLE XI

Miscellaneous

SECTION 11.01. Counterparts; Entire Agreement; Corporate Power. (a) This Agreement may be executed and delivered in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by electronic or PDF signature and scanned and exchanged by electronic mail, and such electronic or PDF signature shall constitute an original for all purposes.

(b) This Agreement, the other Transaction Documents and any Annexes, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof or thereof other than those set forth or referred to herein or therein.

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(c) Vista Outdoor represents on behalf of itself and each other member of the Vista Outdoor Group, and Revelyst represents on behalf of itself and each other member of the Revelyst Group, as follows:

 (i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform each of this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

 (ii) this Agreement and each Ancillary Agreement to which it is a party has been (or, in the case of any Ancillary Agreement, will be at or prior to the Closing) duly executed and delivered by it and constitutes (or, in the case of any Ancillary Agreement, will constitute at or prior to the Closing) a valid and binding agreement of it enforceable in accordance with the terms hereof or thereof, except as the same may be limited by bankruptcy, insolvency, and other similar laws affecting the rights of creditors generally and the availability of equitable remedies for the enforcement of certain obligations contained herein and as may be limited by equitable principles generally.

SECTION 11.02. Governing Law; Jurisdiction. This Agreement and all disputes, controversies or other Actions arising out of or relating to this Agreement or the Separation, including matters of validity, construction, effect, performance and remedies, shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles. Each Party irrevocably consents to the exclusive jurisdiction, forum and venue of the Delaware Court of Chancery (and, if the Delaware Court of Chancery shall be unavailable, any Delaware state court or the federal court sitting in the State of Delaware) over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Subsidiaries, Affiliates, successors and assigns under or related to this Agreement or any document executed pursuant to this Agreement or any of the transactions contemplated hereby or thereby, including their execution, performance or enforcement, whether in contract, tort or otherwise. Each Party hereby agrees that it shall not assert, and hereby waives, any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper or that the forum is inconvenient or any similar objection, claim or argument. Each Party agrees that a final judgment in any legal proceeding resolved in accordance with this Section 11.02 and Section 11.11 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT PROVIDED HEREUNDER.

SECTION 11.03. Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party

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and Parent. Notwithstanding the foregoing, after consummation of the Merger, Vista Outdoor may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any Affiliate without consent of Revelyst; provided that no such assignment shall relieve Vista Outdoor of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. No assignment permitted by this Section 11.03 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

SECTION 11.04. Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any Vista Outdoor Indemnitee or Revelyst Indemnitee in their respective capacities as such or the rights of Parent pursuant to Section 2.06(a), Section 11.03 and Section 11.13, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third party with any remedy, claim, liability, right to reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

SECTION 11.05. Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given (a) when delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service, (c) on the date of dispatch by the sender in the case of electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (d) upon the earlier of confirmed receipt and the fifth Business Day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:

If to Vista Outdoor, to:

Vista Outdoor Inc.

900 Ehlen Drive

Anoka, MN 55303

Attn:   Jason Vanderbrink, CEO Sporting Products;

     Jeffrey Ehrich, General Counsel & Corporate Secretary (Interim)

email: Jason.Vanderbrink@VistaOutdoor.com;

    Jeffrey.Ehrich@VistaOutdoor.com

with a copy to, prior to the Closing:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:   Craig F. Arcella

    Aaron M. Gruber

    Bethany A. Pfalzgraf

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Email:   carcella@cravath.com

      agruber@cravath.com

      bpfalzgraf@cravath.com

and with copies to, following the Closing:

CSG Elevate II Inc.

CZECHOSLOVAK GROUP a.s.

Pernerova 691/42, CZ-186 00

Prague 8, Czech Republic

Attn:   Petr Formánek

    Ladislav Štorek

Email:  petr.formanek@csgm.cz

     ladislav.storek@czechoslovakgroup.cz

and

Clifford Chance US LLP

845 Texas Avenue

Houston, Texas 77002

Attn:   David Stringer

    Alexandra Wilde

    Christine Kim

Email:  david.stringer@cliffordchance.com

    alexandra.wilde@cliffordchance.com

    christine.kim@cliffordchance.com

If to Revelyst, to:

Revelyst, Inc.

1 Vista Way

Anoka, MN 55303

Attn:   Eric Nyman, Chief Executive Officer

email: Eric.Nyman@VistaOutdoor.com

with a copy to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Attn:   Craig F. Arcella

     Aaron M. Gruber

     Bethany A. Pfalzgraf

email: carcella@cravath.com

    agruber@cravath.com

    bpfalzgraf@cravath.com

Either Party may, by notice to the other Party, change the address and identity of the Person to which such notices and copies of such notices are to be given. Each Party agrees that nothing in this Agreement shall affect the other Party’s right to serve process in any other manner permitted by Law.

SECTION 11.06. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

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SECTION 11.07. Expenses. Except as expressly set forth in this Agreement or in any other Transaction Document, all third-party fees, costs and expenses paid or incurred in connection with the Separation will be paid by the Party incurring such fees or expenses, whether or not the Closing is consummated, or as otherwise agreed by the Parties, provided that, for the avoidance of doubt, all such third-party fees, costs and expenses that remain unpaid as of the Closing shall be Transaction Expenses.

SECTION 11.08. Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.09. Survival of Covenants. Except as expressly set forth in this Agreement, the covenants in this Agreement and the Liabilities for the breach of any obligations in this Agreement shall survive the Closing and shall remain in full force and effect.

SECTION 11.10. Waivers of Default. No failure or delay of any Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

SECTION 11.11. Remedies.

(a) Each Party acknowledges and agrees that irreparable harm for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that such Party does not fully and timely perform its obligations under this Agreement in accordance with their terms, including failing to take such actions as are required of such Party under this Agreement to consummate the transactions contemplated hereby. Each Party acknowledges and agrees that: (i) the other Party shall be entitled to receive an injunction, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages and without posting a bond, this being in addition to any other remedy to which such other Party is entitled under this Agreement; and (ii) the right to obtain an injunction, specific performance or other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law, that an award of specific performance is not an appropriate remedy for any reason at Law or in equity or for any other reason.

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(b) The pursuit of specific performance or other equitable remedies by either Party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at Law or in equity) to which such Party may be entitled at any time. Any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise at any time of any other remedy.

SECTION 11.12. No Admission of Liability. The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Vista Outdoor and the other members of the Vista Outdoor Group, on the one hand, and Revelyst and the other members of the Revelyst Group, on the other hand, and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à -vis any third party, including with respect to the Liabilities of any non-wholly owned Subsidiary of Vista Outdoor or Revelyst.

SECTION 11.13. Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party and, prior to the Closing, is consented to in writing by an authorized representative of Parent (with such consent of Parent, solely with respect to any amendment, supplement or modification of Schedule 1.01(a) that would not result in new or increased Vista Outdoor Liabilities or new or increased Liabilities of Parent or any of its Affiliates, in each case, that are not subject to indemnification by Revelyst hereunder, not to be unreasonably withheld, conditioned or delayed).

SECTION 11.14. Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include any other gender as the context requires. The terms “hereof”, “herein”, “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the Annexes, Exhibits and Schedules hereto) and not to any particular provision of this Agreement. Article, Section, Annex, Exhibit or Schedule references are to the articles, sections, annexes, exhibits and schedules of or to this Agreement unless otherwise specified. Any capitalized terms used in any Schedule to this Agreement or to any Ancillary Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement or the Ancillary Agreement to which such Schedule is attached, as applicable. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein). Any definition of or reference to any Law shall be construed as referring to such Law as from time to time amended, restated, supplemented or otherwise modified (including by succession of comparable successor Laws), and all references to any statute shall be construed as referring to all rules, regulations, rulings and official interpretations promulgated or issued thereunder. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to

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the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” or dollar amounts are to the lawful currency of the United States of America. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions hereof. References herein to a day or number of days shall refer to calendar days, unless such reference is specifically to a “Business Day”, and the terms “year” and “years” shall refer to calendar years, unless such reference is specifically to a fiscal year. When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, if the last day of such period is not a Business Day, the period shall end on or such act or step shall be required to be taken on or by, as applicable, the next succeeding Business Day. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Separation Agreement to be executed by their duly authorized representatives.

VISTA OUTDOOR INC.

By:	/s/ Gary L. McArthur
Name:	Gary L. McArthur
Title:	Chief Executive Officer, Interim

REVELYST, INC.

By:	/s/ Eric Nyman
Name:	Eric Nyman
Title:	Chief Executive Officer

[Signature Page to Separation Agreement]

Exhibit 10.1

[EXECUTION VERSION]

EMPLOYEE MATTERS AGREEMENT, dated as of October 15, 2023, by and between VISTA OUTDOOR INC., a Delaware corporation (“Vista Outdoor”), and REVELYST, INC., a Delaware corporation and direct wholly owned subsidiary of Vista Outdoor (“Revelyst”).

WHEREAS, concurrently with the execution of this Agreement, Vista Outdoor and Revelyst are entering into a Separation Agreement (the “Separation Agreement”), pursuant to which Vista Outdoor shall effect the Separation pursuant to which, among other things, the assets and liabilities of the Revelyst Business will be transferred to Revelyst and thereby separated from the Vista Outdoor Business; and

WHEREAS, in connection with the Separation, Vista Outdoor and Revelyst desire to enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein and in the Separation Agreement, the Parties agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions. For purposes of this Agreement, the following terms shall have the following meanings. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Separation Agreement, unless otherwise indicated.

“Agreement” means this Employee Matters Agreement together with those parts of the Separation Agreement referenced herein and all schedules hereto and all amendments, modifications and changes hereto and thereto.

“Benefit Plan” has the meaning set forth in the Merger Agreement.

“Claiming Party” has the meaning set forth in Section 8.10(c).

“Closing Year AIPs” means the annual incentive programs established by the Vista Outdoor Group for Revelyst Employees in respect of the fiscal year in which the Effective Time occurs.

“COBRA” means the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any applicable similar state or local laws.

“Company DSU” has the meaning set forth in the Merger Agreement.

“Company Option” has the meaning set forth in the Merger Agreement.

“Company PSU” has the meaning set forth in the Merger Agreement, but excluding each Specified Company PSU.

“Company RSU” has the meaning set forth in the Merger Agreement.

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“Continuing Non-Employee Director” means a non-employee director of Vista Outdoor as of immediately prior to the Effective Time who, immediately following the Effective Time, becomes a non-employee director of Revelyst.

“Separation Agreement” has the meaning set forth in the recitals of this Agreement.

“Effective Time” has the meaning set forth in the Merger Agreement.

“Eric Nyman Employment Agreement” means that certain employment agreement, by and between Eric Nyman and Vista Outdoor, dated as of July 20, 2023.

“ERISA” has the meaning set forth in the Merger Agreement.

“Former Revelyst Employee” means each individual whose employment with the Parties ended prior to the Effective Time and whose last employment immediately prior to termination was exclusively providing services to the Revelyst Business.

“Former Shared Services Employee” means each individual whose employment with the Parties ended prior to the Effective Time and whose last employment immediately prior to termination was providing services to both the Vista Outdoor Business and the Revelyst Business.

“Former Vista Outdoor Employee” means each individual whose employment with the Parties ended prior to the Effective Time and whose last employment immediately prior to termination was exclusively providing services to the Vista Outdoor Business.

“Non-U.S. DC Plan” has the meaning set forth in Section 3.01(f).

“Other Party” has the meaning set forth in Section 8.10(c).

“Party” means either party hereto, and “Parties” means both parties hereto.

“Pension Plan” means any Benefit Plan that is a pension plan as defined in Section 3(2) of ERISA, without regard to Section 4(b)(4) or 4(b)(5) of ERISA.

“Revelyst” has the meaning set forth in the preamble of this Agreement.

“Revelyst 401(k) Plan” has the meaning set forth in Section 3.01(a).

“Revelyst Benefit Plan” means any Benefit Plan sponsored, maintained or contributed to by any member of the Revelyst Group to which any member of the Revelyst Group is party, in either case, immediately after the Effective Time.

“Revelyst CBA” means any collective bargaining, works council or other labor union agreement, contract or arrangement covering Revelyst Employees.

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“Revelyst Conversion Ratio” means a fraction, the numerator of which is the Vista Outdoor Pre-Closing Stock Price, and the denominator of which is the Revelyst Post-Closing Stock Price.

“Revelyst DC SERP” has the meaning set forth in Section 3.02.

“Revelyst Employee” means an individual who (a) is employed by the Revelyst Group immediately prior to the Effective Time, including each To-Revelyst Employee and any individual who is not actively at work due to a leave of absence (including vacation, holiday, illness, child bonding, adoption or similar family-related leave, illness, injury or long- or short-term disability) from which such employee is permitted to return to active employment in accordance with the Revelyst Group’s personnel policies, as in effect from time to time, or applicable Law, or (b) is employed by a professional employer organization and exclusively providing services to the Revelyst Business immediately prior to the Effective Time.

“Revelyst Employee Liabilities” means (a) all actual or potential Liabilities, including Liabilities in connection with providing compensation and benefits, that arise (i) before, on or after the Effective Time with respect to the employment of any Revelyst Employee or Former Revelyst Employee or (ii) before, on or after the Effective Time under any Revelyst Benefit Plan, (b) fifty percent (50%) of all actual or potential Liabilities, including Liabilities in connection with providing compensation and benefits that arise before, on or after the Effective Time with respect to the employment of any Former Shared Services Employee and (c) all actual or potential Liabilities as expressly provided in this Agreement, in each case, including the following:

(1) all wages and salaries payable to Revelyst Employees or Former Revelyst Employees before, on or after the Effective Time;

(2) all long-term incentive compensation, commissions, non-U.S. pension benefits and bonuses payable to Revelyst Employees or Former Revelyst Employees before, on or after the Effective Time, without regard to when such long-term incentive compensation, commissions, non-U.S. pension benefits or bonuses are or may have been earned;

(3) all severance payable to any Former Revelyst Employee before, on or after the Effective Time;

(4) all expenses and obligations incurred prior to but not paid or owed to any Revelyst Employee or Former Revelyst Employees on or after the Effective Time, including related to relocation, repatriation, transfers, tuition assistance and adoption assistance, sabbatical or similar items;

(5) all benefits offered exclusively by any member of the Revelyst Group to any Revelyst Employee or Former Revelyst Employee; and

(6) all immigration-related, visa, work application or similar rights, obligations and liabilities to the extent they are related to any Revelyst Employees or Former Revelyst Employees.

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Notwithstanding the forgoing, (A) liabilities to any Former Revelyst Employee in respect of COBRA as set forth in Section 4.06 on and after the Effective Time and (B) liabilities in respect of equity awards held by Former Revelyst Employees shall be deemed to not be Revelyst Employee Liabilities (the “Specified Vista Outdoor Liabilities”).

“Revelyst FSA” has the meaning set forth in Section 4.07.

“Revelyst Plan HSA” has the meaning set forth in Section 4.08.

“Revelyst Post-Closing Stock Price” means the opening price per share of Revelyst Shares trading on the New York Stock Exchange on the Closing Date (or, if the Closing Date is not a trading day on the New York Stock Exchange, on the first trading day following the Closing Date).

“Revelyst Restricted Individual” means (a) each Former Revelyst Employee or Former Shared Services Employee, in each case, whose employment was terminated after January 1, 2024, but prior to the Effective Time and (b) each Revelyst Employee employed after the Effective Time or whose termination of employment occurs on or after the Effective Time.

“Revelyst Share” means a share of Revelyst common stock, par value $0.01 per share.

“Revelyst Stock Plan” has the meaning set forth in Section 6.01.

“Revelyst Welfare Plans” has the meaning set forth in Section 4.01.

“Revelyst Workers’ Compensation Plan” has the meaning set forth in Section 4.05.

“Specified Company PSU” means each Company PSU identified on Schedule A.

“Substitute Revelyst DSU Award” has the meaning set forth in Section 6.05.

“Substitute Revelyst Option Award” has the meaning set forth in Section 6.04.

“Substitute Revelyst PSU Award” has the meaning set forth in Section 6.03(b).

“Substitute Revelyst RSU Award” has the meaning set forth in Section 6.02(a).

“Trading Session” means the period of time during any given calendar day, commencing with the determination of the opening price on the New York Stock Exchange and ending on the determination of the closing price on the New York Stock Exchange during the regular trading session, in which trading in Vista Outdoor Shares or Revelyst Shares (as applicable) is permitted on the New York Stock Exchange.

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“Tax” has the meaning set forth in the Merger Agreement.

“To-Revelyst Employee” has the meaning set forth in Section 2.02.

“To-Vista Outdoor Employee” has the meaning set forth in Section 2.02.

“Vista Outdoor” has the meaning set forth in the preamble of this Agreement.

“Vista Outdoor 401(k) Plan” means the Vista Outdoor 401(k) Plan.

“Vista Outdoor Benefit Plan” means any Benefit Plan sponsored, maintained or contributed to by any member of the Vista Outdoor Group or to which any member of the Vista Outdoor Group is party.

“Vista Outdoor DB SERP” means the Vista Outdoor Defined Benefit Supplemental Executive Retirement Plan.

“Vista Outdoor DC SERP” means the Vista Outdoor Defined Contribution Supplemental Executive Retirement Plan.

“Vista Outdoor Employee” means an individual who (a) is employed by the Vista Outdoor Group immediately prior to the Effective Time, including each To-Vista Outdoor Employee and any individual who is not actively at work due to a leave of absence (including vacation, holiday, illness, child bonding, adoption or similar family-related leave, illness, injury or long- or short-term disability) from which such employee is permitted to return to active employment in accordance with the Vista Outdoor Group’s personnel policies, as in effect from time to time, or applicable Law or (b) is employed by a professional employer organization and exclusively providing services to the Vista Outdoor Business immediately prior to the Effective Time.

“Vista Outdoor Employee Liabilities” means (a) all actual or potential Liabilities, including Liabilities in connection with providing compensation and benefits, that arise (i) before, on or after the Effective Time with respect to the employment of any Vista Outdoor Employee or Former Vista Outdoor Employee or (ii) except as otherwise explicitly provided in this Agreement, before, on or after the Effective Time under any Vista Outdoor Benefit Plan (other than a Revelyst Benefit Plan), (b) fifty percent (50%) of all actual or potential Liabilities, including Liabilities in connection with providing compensation and benefits that arise before, on or after the Effective Time with respect to the employment of any Former Shared Services Employee and (c) all actual or potential Liabilities as expressly provided under this Agreement. Notwithstanding the forgoing, the Specified Vista Outdoor Liabilities shall be deemed to be Vista Outdoor Employee Liabilities.

“Vista Outdoor ESPP” means the Vista Outdoor Employee Stock Purchase Plan, as amended and restated from time to time.

“Vista Outdoor FSA” has the meaning set forth in Section 4.07.

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“Vista Outdoor Pension Plan” has the meaning set forth in Section 3.03.

“Vista Outdoor Plan HSA” has the meaning set forth in Section 4.08.

“Vista Outdoor Pre-Closing Stock Price” means the closing price per share of Vista Outdoor Shares trading “regular way with due bills” during the last full Trading Session immediately prior to the Closing Date.

“Vista Outdoor Restricted Individual” means (a) each Former Vista Outdoor Employee or Former Shared Services Employee, in each case, whose employment was terminated after January 1, 2024, but prior to the Effective Time and (b) each Vista Outdoor Employee employed after the Effective Time or whose termination of employment occurs on or after the Effective Time.

“Vista Outdoor Share” means a share of Vista Outdoor common stock, par value $0.01 per share.

“Vista Outdoor Stock Plans” means the Vista Outdoor 2014 Stock Incentive Plan and the Vista Outdoor 2020 Stock Incentive Plan, each as amended and restated from time to time.

“Vista Outdoor Welfare Plan” means a Welfare Plan that is a Vista Outdoor Benefit Plan.

“Vista Outdoor Workers’ Compensation Plan” means any workers’ compensation plan that is a Vista Outdoor Benefit Plan.

“Welfare Plan” means any Benefit Plan that is an employee welfare plan as defined in Section 3(1) of ERISA, without regard to Section 4(b)(4) or 4(b)(5) of ERISA.

“Workers’ Compensation Event” means the event, injury, illness or condition giving rise to a workers’ compensation claim with respect to a Revelyst Employee.

ARTICLE II

GENERAL ALLOCATION OF LIABILITIES; TRANSITION SERVICES MATTERS

SECTION 2.01. General Allocation of Employee Liabilities. Except as otherwise expressly provided in this Agreement, effective as of the Effective Time, (a) the members of the Revelyst Group shall assume or retain, and the members of the Revelyst Group hereby agree to perform, fulfill, pay and discharge in accordance with their respective terms, and shall indemnify, defend and hold harmless the members of the Vista Outdoor Group from and against, the Revelyst Employee Liabilities, and (b) the members of the Vista Outdoor Group shall assume or retain, and the members of the Vista Outdoor Group hereby agree to perform, fulfill, pay and discharge in accordance with their respective terms, and shall indemnify, defend and hold harmless the members of the Revelyst Group from and against, the Vista Outdoor Employee Liabilities. For the avoidance of doubt, the members of the Vista Outdoor Group and the members of the Revelyst Group shall share equally all Liabilities associated with Former Shared Services Employees.

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SECTION 2.02. Employee Transfers. In the event that, prior to the Effective Time, Vista Outdoor determines that (i) an employee of the Vista Outdoor Group spends more than 50% of his or her work time in the operation of the Revelyst Business (a “To-Revelyst Employee”) or (ii) an employee of the Revelyst Group spends at least 50% of his or her work time in the operation of the Vista Outdoor Business (a “To-Vista Outdoor Employee”), then the Parties shall use commercially reasonable efforts to transfer the employment of each To-Revelyst Employee to a member of the Revelyst Group and transfer the employment of each To-Vista Outdoor Employee to a member of the Vista Outdoor Group, in each case, as of immediately prior to the Effective Time; provided that, each employee of the Vista Outdoor Group set forth on Schedule B shall be considered a “To-Revelyst Employee” and each employee of the Revelyst Group set forth on Schedule C shall be considered a “to-Vista Outdoor Employee”; provided, further, that prior to the Effective Time, each of Schedules B and C shall be updated to reflect changes on account of any hiring or termination of employees between the date of this Agreement and the Effective Time, in each case, not in violation of Section 5.01(b)(ix)(I) of the Merger Agreement. Effective as of immediately prior to the Effective Time, Vista Outdoor shall take all actions necessary to assign the Eric Nyman Employment Agreement to, and the rights and obligations of Vista Outdoor thereunder shall be assumed by, Revelyst.

SECTION 2.03. No Employment Obligation. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall create any obligation on the part of the Revelyst Group or the Vista Outdoor Group to continue the employment of any employee for any definite period following the Effective Time or to change the employment status of any employee from “at will”. Unless required pursuant to the terms of the applicable Benefit Plan or applicable Law, the Parties agree that none of the Transactions shall result in any Revelyst Employee or Vista Outdoor Employee being deemed to have incurred a termination of employment or being eligible to receive severance benefits solely as a result of any transfer of employment between any of the Parties on or prior to the Effective Time.

SECTION 2.04. Transition Services. Notwithstanding anything in this Agreement to the contrary regarding any obligation of Revelyst to have established any Revelyst Benefit Plans as of the Effective Time or for Revelyst Employees and their dependents to cease participation in Vista Outdoor Benefit Plans as of the Effective Time, the Parties may agree, including through the Transition Services Agreement, to allow for the later establishment of one or more Revelyst Benefit Plans and permit the continued participation of Revelyst Employees and their dependents in the corresponding Vista Outdoor Benefit Plans for a limited period of time following the Effective Time. Notwithstanding anything to the contrary in this Agreement, the Transition Services Agreement shall exclusively govern the allocation of Liabilities related to the provision of transition services.

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ARTICLE III

PENSION AND RETIREMENT PLANS

SECTION 3.01. Qualified Defined Contribution Plans. (a) Establishment of the Revelyst 401(k) Plan. Effective on or before the Effective Time, Revelyst shall adopt, establish and maintain a defined contribution plan and trust for the benefit of Revelyst Employees that is intended to be qualified under Section 401(a) of the Code and exempt from federal income tax under Section 501(a) of the Code (the “Revelyst 401(k) Plan”). The members of the Revelyst Group shall take all necessary and appropriate actions to establish, maintain and administer the Revelyst 401(k) Plan so that it qualifies under Section 401(a) of the Code and the related trust thereunder is exempted from Federal income taxable under Section 501(a)(1) of the Code. For the avoidance of doubt, nothing in this Agreement shall be construed to require Revelyst to maintain any investment option that the fiduciaries of the Revelyst 401(k) Plan deem to be imprudent or inappropriate for the Revelyst 401(k) Plan or that cannot be maintained without commercially unreasonable cost or administrative burden for such plan and its administrator.

(b) Trust to Trust Transfer of Liabilities. Subject to the transfer of Assets described in Section 3.01(c), effective on the Effective Time, members of the Revelyst Group and the Revelyst 401(k) Plan shall assume and be solely responsible for all Liabilities under the Vista Outdoor 401(k) Plan for or relating to the Revelyst Employees. From and after the Effective Time, the members of the Revelyst Group shall be responsible for all ongoing rights of or relating to Revelyst Employees for future participation (including the right to make contributions through payroll deductions) in the Revelyst 401(k) Plan.

(c) Trust to Trust Transfer of Assets. On or as soon as practicable following the Effective Time, members of the Vista Outdoor Group shall cause (including by exercising their contractual right to receive services under the Transition Services Agreement) the account balances (including outstanding loan balances, if any) in the Vista Outdoor 401(k) Plan (or its related trust) attributable to Revelyst Employees to be transferred in cash and in-kind (including participant loans) to the Revelyst 401(k) Plan (or its related trust), and members of the Revelyst Group shall cause the Revelyst 401(k) Plan (or its related trust) to accept such transfer of accounts and underlying Assets. Such transfers shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation 1.414(l)-1 and Section 208 of ERISA. Without limiting the generality of the foregoing, the fiduciaries of the Revelyst 401(k) Plan and the Vista Outdoor 401(k) Plan shall cooperate in good faith to effect the transfers contemplated by this Section 3.01(c) in an efficient and effective manner and in the best interests of participants and beneficiaries, including determining whether and to what extent any investments held under the Vista Outdoor 401(k) Plan (other than participant loans) shall be liquidated prior to the date of such transfer in order to enable the value of such investments to be transferred to the Revelyst 401(k) Plan in cash or cash equivalents.

(d) Employer 401(k) Plan Contributions. The Vista Outdoor Group shall remain responsible for making all employer contributions under the Vista Outdoor 401(k) Plan with respect to any Revelyst Employee relating to the period prior to the Effective Time;

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provided that any such employer contributions shall be made by the Vista Outdoor Group prior to any transfer of Liabilities and Assets pursuant to Sections 3.01(b) and (c). The Revelyst Group shall be responsible for all employer contributions under the Revelyst 401(k) Plan with respect to Revelyst Employees relating to the period commencing on the Effective Time.

(e) Limitation of Liability; Cooperation. The Vista Outdoor Group shall have no Liability with respect to the Revelyst 401(k) Plan following the Effective Time, including responsibility for any failure of Revelyst to properly administer the Revelyst 401(k) Plan in accordance with its terms and applicable Law and any failure to properly administer the accounts of Revelyst Employees and their respective beneficiaries in such Revelyst 401(k) Plan. Subject to the last sentence of Section 2.04, Revelyst shall have no Liability with respect to the Vista Outdoor 401(k) Plan following the Effective Time, including responsibility for any failure of Vista Outdoor to properly administer the Vista Outdoor 401(k) Plan in accordance with its terms and applicable Law and any failure to properly administer the accounts of current or former employees of Vista Outdoor or Revelyst and their respective beneficiaries in such Vista Outdoor 401(k) Plan.

(f) Non-U.S. Qualified Defined Contribution Plans. Except as otherwise agreed by the Parties, Vista Outdoor and Revelyst agree to use commercially reasonable efforts to treat each Vista Outdoor Benefit Plan that is a defined contribution plan for the benefit of employees outside of the United States (each, a “Non-U.S. DC Plan”) in a manner that is consistent with applicable Law and, to the extent practicable, the general principles of this Section 3.01, such that the members of the Revelyst Group shall assume and be solely responsible for all Liabilities under the Non-U.S. DC Plans for or relating to Revelyst Employees, subject to the transfer of any Assets under such Non-U.S. DC Plan for or relating to Revelyst Employees.

SECTION 3.02. Non-Qualified Defined Contribution Plans. Effective as of no later than immediately prior to the Effective Time, Revelyst shall adopt, establish and maintain a defined contribution supplemental executive retirement plan for the benefit of Revelyst Employees (the “Revelyst DC SERP”) that is substantially similar to the Vista Outdoor DC SERP. Effective as of immediately prior to the Effective Time, the Revelyst Group shall assume all Liabilities attributable to the Revelyst Employees under the Vista Outdoor DC SERP. Effective as of immediately prior to the Effective Time, to the extent permitted by applicable Law, Revelyst shall cause the Revelyst DC SERP to recognize and maintain all elections (including deferral, distribution and investment elections) and beneficiary designations with respect to the Revelyst Employees who participated under the Vista Outdoor DC SERP until a new election that by its terms supersedes the original election is made by the Revelyst Employee in accordance with applicable Law and the terms and conditions of the Revelyst DC SERP.

SECTION 3.03. Qualified Defined Benefit Pension Plans. Following the Effective Time, the Vista Outdoor Group shall retain sponsorship of the Vista Outdoor Pension and Retirement Plan (the “Vista Outdoor Pension Plan”), and Vista Outdoor or the Vista Outdoor Pension Plan shall retain all Assets and Liabilities arising out of or relating to the Vista Outdoor Pension Plan, including those relating to each Revelyst Employee and Former Revelyst Employee (and their respective beneficiaries) in connection with his or her service prior to the Effective Time

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(including the obligation to make all payments or distributions with respect to such Liabilities in accordance with the terms of the Vista Outdoor Pension Plan). Following the Effective Time, the Vista Outdoor Group and the Revelyst Group shall use commercially reasonable efforts to cooperate in administering the Vista Outdoor Pension Plan in connection with providing benefits to Revelyst Employees and Former Revelyst Employees in accordance with the terms of the Vista Outdoor Pension Plan, including by exchanging any necessary participant records. For the avoidance of doubt, in no event shall any Revelyst Employee who is not a participant in, or has not vested in a benefit under, the Vista Outdoor Pension Plan prior to the Effective Time become eligible to receive payments or benefits under the Vista Outdoor Pension Plan following the Effective Time.

SECTION 3.04. Non-Qualified Defined Benefit Pension Plans. Following the Effective Time, the Vista Outdoor Group shall retain sponsorship of the Vista Outdoor DB SERP, and Vista Outdoor or the Vista Outdoor DB SERP, as applicable, shall retain all Assets and Liabilities arising out of or relating to the Vista Outdoor DB SERP, including those relating to each Revelyst Employee and Former Revelyst Employee (and their respective beneficiaries) in connection with his or her service prior to the Effective Time (including the obligation to make all payments or distributions with respect to such Liabilities in accordance with the terms of the Vista Outdoor DB SERP). Following the Effective Time, the Vista Outdoor Group and the Revelyst Group shall use commercially reasonable efforts to cooperate in administering the Vista Outdoor DB SERP in connection with providing benefits to Revelyst Employees and Former Revelyst Employees in accordance with the terms of the Vista Outdoor DB SERP, including by exchanging any necessary participant records. The payment or distribution of any compensation to which any Revelyst Employee or Former Revelyst Employee (and their respective beneficiaries) is entitled under the Vista Outdoor DB SERP shall occur upon the time or times provided for under the applicable Vista Outdoor DB SERP and such Revelyst Employee’s or Former Revelyst Employee’s deferral or distribution elections, as applicable. For the avoidance of doubt, in no event shall any Revelyst Employee who is not a participant in, or has not vested in a benefit under, the Vista Outdoor DB SERP prior to the Effective Time become eligible to receive payments or benefits under the Vista Outdoor DB SERP following the Effective Time.

ARTICLE IV

WELFARE PLANS

SECTION 4.01. Establishment of the Revelyst Welfare Plans. Effective no later than the Effective Time, Revelyst shall have adopted, established and maintained Welfare Plans for the benefit of Revelyst Employees (the “Revelyst Welfare Plans”).

SECTION 4.02. Coverage of Revelyst Employees. No later than the Effective Time, each Revelyst Employee shall have become eligible to participate in the Revelyst Welfare Plans. To the extent applicable to any Revelyst Welfare Plans in which Revelyst Employees become eligible as of the Effective Time that provide benefits similar to the benefits that had been provided to such persons under a Vista Outdoor Welfare Plan immediately prior to such date, Revelyst shall cause the Revelyst Welfare Plans to recognize all coverage and contribution elections made by the Revelyst Employees under the Vista Outdoor Welfare Plans in effect for the period

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immediately prior to the Effective Time and shall apply such elections under the Revelyst Welfare Plans for the remainder of the period or periods for which such elections are by their terms applicable. All beneficiary designations made by Revelyst Employees under the Vista Outdoor Welfare Plans shall, to the extent applicable, be transferred to, and be in full force and effect under, the Revelyst Welfare Plans until such beneficiary designations are replaced or revoked by the Revelyst Employee who made the beneficiary designation in accordance with the terms of such plans. With respect to each Revelyst Employee, each Revelyst Welfare Plan shall provide that for purposes of determining eligibility to participate, vesting and calculation of, and entitlement to, benefits, service by the Revelyst Employee prior to the Effective Time with Vista Outdoor and its Subsidiaries (including members of the Revelyst Group prior to the Effective Time) shall be treated as service with the Revelyst Group. Revelyst shall cause each Revelyst Welfare Plan to waive any waiting periods, evidence of insurability requirements and the application of any preexisting condition limitations with respect to each Revelyst Employee (and, if applicable, such Revelyst Employee’s participating spouse and/or dependents). Revelyst shall cause each Revelyst Welfare Plan to honor any deductible, co-payment and out-of-pocket maximums incurred by each Revelyst Employee (and, if applicable, such Revelyst Employee’s participating spouse and/or dependents) under the Vista Outdoor Welfare Plans in which such Revelyst Employee participated immediately prior to the Effective Time, if any, in satisfying any deductibles, co-payments or out-of-pocket maximums under the Revelyst Welfare Plans in which such Revelyst Employee is eligible to participate after the Effective Time in the same plan year in which any such deductibles, co-payments or out-of-pocket maximums were incurred. All amounts credited or applied to any annual or lifetime benefit limitation under a Vista Outdoor Welfare Plan with respect to a Revelyst Employee (and, if applicable, such Revelyst Employee’s participating spouse and/or dependents) shall be credited or applied to the annual or lifetime benefit limitation for such Revelyst Employee (and, if applicable, such Revelyst Employee’s participating spouse and/or dependents) under the corresponding Revelyst Welfare Plan.

SECTION 4.03. Welfare Plan Liabilities. (a) Revelyst Liabilities. Except as provided in Section 2.02 or Section 4.03(b), the Revelyst Group and the Revelyst Welfare Plans, as applicable, shall retain and be responsible for all claims for welfare benefits (and for any Liabilities arising as a result of such claims) incurred with respect to any Revelyst Employee (and, if applicable, such Revelyst Employee’s participating spouse and/or dependents) on or after the Effective Time under the Revelyst Welfare Plans, and no member of the Vista Outdoor Group or the Vista Outdoor Welfare Plans shall assume or retain any such Liabilities.

(b) Vista Outdoor Liabilities. Following the Effective Time, the Vista Outdoor Group shall retain sponsorship of the Vista Outdoor Welfare Plans and retain the right to any rebate earned in respect of such plans. Except as provided in Sections 4.04, 4.05 and 4.07 and subject to the last sentence of Section 2.04, the Vista Outdoor Group and the Vista Outdoor Welfare Plans shall retain and continue to be responsible for all claims for welfare benefits (and for any Liabilities arising as a result of such claims) incurred prior to the Effective Time with respect to any Revelyst Employee or Former Revelyst Employee (and, if applicable, such Revelyst Employee’s or Former Revelyst Employee’s participating spouse and/or dependents), whether such claims have been paid or remain unpaid as of such date, and the Revelyst Welfare Plans shall not assume or retain any such Liabilities.

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(c) Claims Incurred. Claims for purposes of this Section 4.03 shall be considered to be incurred as follows: (i) health, dental, vision, employee assistance program and prescription drug benefits (including in respect of hospital confinement), upon provision of such services, materials or supplies and (ii) life, long-term disability, accidental death and dismemberment and business travel accident insurance benefits, upon the death, cessation of employment, injury, illness, or other event giving rise to such benefits.

SECTION 4.04. Disability. Revelyst shall assume all Liabilities related to short- and long-term disability benefits payable to any Revelyst Employee or Former Revelyst Employee from and after the Effective Time, even if the disability giving rise to the benefits first occurred before the Effective Time.

SECTION 4.05. Workers’ Compensation Claims. Effective on or before the Effective Time, Revelyst shall adopt, establish and maintain a workers’ compensation plan of the Revelyst Group (each, a “Revelyst Workers’ Compensation Plan”) for the benefit of Revelyst Employees. In the case of any workers’ compensation claim of any Revelyst Employee in respect of his or her employment with the Vista Outdoor Group or the Revelyst Group, such claim shall be covered (a) under the applicable Vista Outdoor Workers’ Compensation Plan if the Workers’ Compensation Event occurred prior to the Effective Time and (b) under the applicable Revelyst Workers’ Compensation Plan if the Workers’ Compensation Event occurs on or after the Effective Time. If the Workers’ Compensation Event occurs over a period both preceding and following the Effective Time, the claim shall be jointly covered under the Vista Outdoor Workers’ Compensation Plan and the Revelyst Workers’ Compensation Plan and shall be equitably apportioned between them based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following the Effective Time.

SECTION 4.06. COBRA. In the event that a Former Revelyst Employee (or his or her qualified beneficiary) was receiving, or was eligible to receive, continuation health coverage pursuant to COBRA prior to the Effective Time, Vista Outdoor and the applicable Vista Outdoor Welfare Plans shall be responsible for all such Liabilities to such employee (or his or her eligible dependents) in respect of COBRA. In the event a Revelyst Employee or his or her qualified beneficiary becomes eligible to receive continuation health coverage pursuant to COBRA on or following the Effective Time, Revelyst and the Revelyst Welfare Plans shall be responsible for all Liabilities to such employee or former employee (or his or her eligible dependents) in respect of COBRA. Revelyst shall indemnify, defend and hold harmless the members of the Vista Outdoor Group from and against all Liabilities relating to, arising out of or resulting from COBRA provided by Revelyst, or the failure of Revelyst to meet its COBRA obligations, to Revelyst Employees and their respective eligible dependents. Vista Outdoor shall indemnify, defend and hold harmless Revelyst from and against all Liabilities relating to, arising out of or resulting from COBRA provided by Vista Outdoor, or the failure of Vista Outdoor to meet its COBRA obligations, to any Vista Outdoor Employee, Former Vista Outdoor Employee or Former Revelyst Employee and their respective eligible dependents. The Vista Outdoor Welfare Plans shall not treat the Separation or the Merger as a COBRA qualifying event for any Revelyst Employee (or any eligible dependent of a Revelyst Employee).

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SECTION 4.07. Flexible Spending Accounts. Effective no later than the Effective Time, Revelyst shall have adopted, established and maintained a flexible spending account plan for the benefit of Revelyst Employees (the “Revelyst FSA”). As of the Effective Time, each Revelyst Employee shall become eligible to participate in the Revelyst FSA, subject to the terms of such plan. Effective as of the Effective Time, the Revelyst FSA shall credit or debit the applicable account of each Revelyst Employee who, as of the Effective Time, was a participant in the flexible spending account plan maintained by the Vista Outdoor Group (the “Vista Outdoor FSA”) with an amount equal to the balance of his or her account under the Vista Outdoor FSA as of the Effective Time and shall continue his or her elections thereunder. If the claims made against a Revelyst Employee’s Vista Outdoor FSA account prior to the Effective Time exceed the amounts credited to such account at the Effective Time, Revelyst shall reimburse the Vista Outdoor Group for the aggregate amount of such difference. If the amounts credited to a Revelyst Employee’s Vista Outdoor FSA account at the Effective Time exceed the claims made against such account prior to the Effective Time, the Vista Outdoor Group shall reimburse Revelyst for the aggregate amount of such difference. As of the Effective Time, the Revelyst FSA and the Revelyst Group shall assume responsibility for all outstanding dependent care and medical care claims under the Vista Outdoor FSA of each Revelyst Employee and shall assume and perform the obligations from and after the Effective Time. From and after the Effective Time, the Vista Outdoor Group shall provide Revelyst with such information within the Vista Outdoor Group’s possession that Revelyst may reasonably request to enable it to verify any claims or contribution information pertaining to the Vista Outdoor FSA.

SECTION 4.08. Health Savings Accounts. Any Revelyst Employee who was contributing to a health savings account in connection with the Outdoor Employee’s participation in the Vista Outdoor Welfare Plans (a “Vista Outdoor Plan HSA”) shall retain ownership of such Vista Outdoor Plan HSA following the Effective Time. Revelyst shall take all actions as are necessary to enable any eligible Revelyst Employee to make health savings account contributions in connection with such Revelyst Employee’s participation in the Revelyst Welfare Plans (a “Revelyst Plan HSA”) following the Effective Time. Following the Effective Time, the Parties shall use commercially reasonable efforts to cooperate in transferring the Vista Outdoor Plan HSAs of Revelyst Employees to the respective Revelyst Plan HSAs of such Revelyst Employees.

SECTION 4.09. PTO Buy Plan. As of the Effective Time, each Revelyst Employee shall cease participation in the paid-time off buy and sell plan maintained by the Vista Outdoor Group (the “Vista Outdoor PTO Buy”) and shall become eligible to participate in a paid-time off buy and sell plan established by Revelyst (the “Revelyst PTO Buy”), subject to the terms of such plan. Effective as of the Effective Time, the Vista Outdoor PTO Buy shall credit or debit the applicable account of each Revelyst Employee who, as of the Effective Time, was a participant in the Vista Outdoor PTO Buy with an amount equal to the balance of his or her account under the Vista Outdoor PTO Buy as of the Effective Time, and shall continue his or her elections thereunder. If the claims made against a Revelyst Employee’s Vista Outdoor PTO Buy account prior to the Effective Time exceed the amounts credited to such account at the Effective Time, Revelyst shall reimburse Vista Outdoor for the aggregate amount of such difference. If the amounts credited to a Revelyst Employee’s Vista Outdoor PTO Buy at the Effective Time

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exceed the claims made against such account prior to the Effective Time, Vista Outdoor shall reimburse Revelyst for the aggregate amount of such difference. As of the Effective Time, the Revelyst PTO Buy and the Revelyst Group shall assume responsibility for payment of all paid time off purchased by a Revelyst Employee before the Effective Time but unused as of the Effective Time, consistent with the terms of the Revelyst PTO Buy. From and after the Effective Time, Vista Outdoor shall provide Revelyst with such information within Vista Outdoor’s possession that Revelyst may reasonably request to enable it to verify any claims or contribution information pertaining to the Vista Outdoor PTO Buy.

ARTICLE V

CERTAIN OTHER ARRANGEMENTS

SECTION 5.01. Other Revelyst Benefit Arrangements. Effective on or before the Effective Time, the Revelyst Group may adopt, establish and maintain Benefit Plans (other than Welfare Plans providing post-employment benefits other than COBRA and Pension Plans for the benefit of Revelyst Employees who are principally employed in the United States) for the benefit of Revelyst Employees and shall be solely responsible for all Liabilities with respect to such Revelyst Benefit Plans.

SECTION 5.02. Annual Bonuses. Effective on the Effective Time, the Revelyst Group shall assume all Liabilities under the Closing Year AIPs with respect to the Revelyst Employees and be responsible for the administration and payment of all such annual incentives earned thereunder and the Vista Outdoor Group shall have no Liability in respect of such annual incentives. Without limiting the foregoing, prior to the Effective Time, the Vista Outdoor board of directors shall determine the level of performance achievement (and applicable annual incentive award) for the portion of the fiscal year in which the Effective Time occurs prior to the Effective Time based on prorated full-year performance.

SECTION 5.03. Severance. On or before the Effective Time, the Revelyst Group shall assume, or enter into, severance plans, agreements or arrangements for Revelyst Employees with respect to all terminations of employment (or similar triggering events) that occur on or after the Effective Time, and shall be solely responsible for administering and paying all benefits under such plans, agreements or arrangements (including an income protection plan). Effective as of the Effective Time, Vista Outdoor shall have no Liability with respect to any severance benefits payable to Revelyst Employees under such plans, agreements or arrangements or otherwise. It is intended that no Revelyst Employee or Vista Outdoor Employee shall be eligible for termination or severance payments or benefits from the Vista Outdoor Group or the Revelyst Group as a result of the transfer or change of employment from one Party to the other or the occurrence of the Separation or the Merger.

SECTION 5.04. Non-Solicitation / No-Hire. Except as otherwise agreed by the Parties, during the period beginning at the Effective Time and ending on the second anniversary of the Closing Date, (a) no member of the Revelyst Group shall solicit for employment or hire (as an employee, consultant or otherwise) any Vista Outdoor Restricted Individual and (b) no member of the Vista Outdoor Group shall solicit for employment or hire (as an employee,

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consultant or otherwise) any Revelyst Restricted Individual. Notwithstanding the foregoing, this Section 5.04 shall not restrict an individual’s right of employment, nor does it restrict general, customary employment advertisements and recruiting efforts that are not targeted at, as applicable, Vista Outdoor Restricted Individuals or Revelyst Restricted Individuals. If a final and non-appealable judicial determination is made that any provision of this Section 5.04 constitutes an unreasonable or otherwise unenforceable restriction with respect to any particular jurisdiction, the provisions of this Section 5.04 shall not be rendered void but shall be deemed to be modified solely with respect to the applicable jurisdiction to the minimum extent necessary to remain in force and effect for the greatest period and to the greatest extent that such court determines constitutes a reasonable restriction under the circumstances.

SECTION 5.05. Employee Discount Program. The Parties agree that during the period beginning at the Effective Time and ending on the first anniversary of the Closing Date, (a) Vista Outdoor shall, and shall cause each member of the Vista Outdoor Group to, provide the products sold by the Vista Outdoor Business at a discount to any individual who is employed by the Revelyst Group and (b) Revelyst shall, and shall cause each member of the Revelyst Group to, provide the products sold by the Revelyst Business at a discount to any individual who is employed by the Vista Outdoor Group, in each case in accordance with the terms and subject to the limitations set forth on Schedule D.

ARTICLE VI

STOCK PLANS

SECTION 6.01. Revelyst Stock Plan. Effective as of no later than immediately prior to the Effective Time, Revelyst shall adopt, establish and maintain an equity compensation plan (the “Revelyst Stock Plan”).

SECTION 6.02. Restricted Stock Units Awards. Effective as of immediately prior to the Effective Time, each Company RSU held as of immediately prior to the Effective Time by any Revelyst Employee or Continuing Non-Employee Director shall be canceled and replaced with a Revelyst restricted stock unit award granted under the Revelyst Stock Plan (a “Substitute Revelyst RSU Award”). The number of Revelyst Shares subject to each such Substitute Revelyst RSU Award shall be equal to the number of Vista Outdoor Shares that remain subject to the applicable Company RSU as of immediately prior to the Effective Time multiplied by the Revelyst Conversion Ratio, rounded to the nearest whole share. Each Substitute Revelyst RSU Award shall have substantially the same terms and conditions (including vesting schedule) as the corresponding Company RSU to which it relates, except as provided herein, and shall continue to vest based solely on continued service with the Revelyst Group.

SECTION 6.03. Performance Stock Unit Awards. (a) Company PSU Awards. Effective as of immediately prior to the Effective Time, each Company PSU held as of immediately prior to the Effective Time by any Revelyst Employee shall be canceled and replaced with a Substitute Revelyst RSU Award. The number of Revelyst Shares subject to each such Substitute Revelyst RSU Award shall be equal to the number of Vista Outdoor Shares that

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remain subject to the applicable Company PSU as of immediately prior to the Effective Time assuming achievement of applicable performance goals at the levels set forth on Schedule E multiplied by the Revelyst Conversion Ratio, rounded to the nearest whole share. Each Substitute Revelyst RSU Award shall have substantially the same terms and conditions (including time-vesting schedule) as the corresponding Company PSU to which it relates, except as provided herein, and shall continue to vest based on continued service with the Revelyst Group.

(b) Specified Company PSU Awards. Effective as of immediately prior to the Effective Time, each Specified Company PSU held as of immediately prior to the Effective Time by any Revelyst Employee shall be converted into a Revelyst performance-based restricted stock unit award granted under the Revelyst Stock Plan (a “Substitute Revelyst PSU Award”). The target number of Revelyst Shares subject to each such Substitute Revelyst PSU Award shall be equal to the target number of Vista Outdoor Shares that remain subject to the applicable Specified Company PSU as of immediately prior to the Effective Time multiplied by the Revelyst Conversion Ratio, rounded to the nearest whole share. Each such Substitute Revelyst PSU Award shall have substantially the same terms and conditions (including performance conditions and vesting schedule) as the corresponding Specified Company PSU to which it relates, except as provided herein.

SECTION 6.04. Option Awards. Effective as of immediately prior to the Effective Time, each Company Option held as of immediately prior to the Effective Time, whether vested or unvested, by any Revelyst Employee shall be canceled and replaced with an option to purchase Revelyst Shares granted under the Revelyst Stock Plan (a “Substitute Revelyst Option Award”). The number of Revelyst Shares subject to each such Substitute Revelyst Option Award shall be equal to (a) the number of Vista Outdoor Shares issuable upon the exercise of the applicable Company Option as of immediately prior to the Effective Time multiplied by (b) the Revelyst Conversion Ratio, rounded down to the nearest whole share. Each Substitute Option Award shall have a per-share exercise price equal to the (i) the per-share exercise price of the corresponding Company Option immediately prior to the Effective Time, divided by (ii) the Revelyst Conversion Ratio, rounded up to the nearest cent. Each Substitute Revelyst Option Award shall have substantially the same terms and conditions (including vesting schedule) as the corresponding Company Option to which it relates, except as provided herein, and shall continue to vest based solely on continued service with the Revelyst Group.

SECTION 6.05. Deferred Stock Units. Effective as of immediately prior to the Effective Time, each Company DSU held as of immediately prior to the Effective Time by any Continuing Non-Employee Director shall be canceled and replaced with a Revelyst deferred stock unit award granted under the Revelyst Stock Plan (a “Substitute Revelyst DSU Award”). The number of Revelyst Shares subject to each such Substitute Revelyst DSU Award shall be equal to the number of Vista Outdoor Shares that remain subject to the applicable Company DSU as of immediately prior to the Effective Time multiplied by the Revelyst Conversion Ratio, rounded to the nearest whole share. Each Substitute Revelyst DSU Award shall have substantially the same terms and conditions (including vesting schedule) as the corresponding Company DSU to which it relates, except as provided herein, and shall continue to vest based solely on continued service with the Revelyst Group.

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SECTION 6.06. Approval and Terms of Equity Awards. The Parties shall adopt and approve the issuance of the canceled and replaced awards provided for herein. Notwithstanding the foregoing, awards made under the Revelyst Stock Plan pursuant to Revelyst’s obligations under this Agreement shall take into account all employment and service with both Vista Outdoor and Revelyst, and their respective Subsidiaries and Affiliates, for purposes of determining when such awards vest and terminate. Revelyst shall be solely responsible for all Liabilities with respect to the Revelyst Stock Plan, including the Substitute Revelyst RSU Awards, the Substitute Revelyst PSU Awards, the Substitute Revelyst Option Awards and the Substitute Revelyst DSU Awards, and shall indemnify, defend and hold harmless each of the Vista Outdoor Indemnitees from and against any and all expenses and losses incurred or suffered by one or more of the Vista Outdoor Indemnitees in connection with, relating to, arising out of or due to, directly or indirectly, any replacement of awards substituted hereunder.

ARTICLE VII

EMPLOYEE STOCK PURCHASE PLAN

SECTION 7.01. Revelyst ESPP. Effective as of no later than the Effective Time, Revelyst shall adopt, establish and maintain an employee stock purchase plan (within the meaning of Section 423 of the Code).

ARTICLE VIII

COMPENSATION MATTERS AND GENERAL BENEFIT MATTERS

SECTION 8.01. Cessation of Participation in Vista Outdoor Benefit Plans. Except as otherwise provided in this Agreement or as required by the terms of any Vista Outdoor Benefit Plan or applicable Law, the Vista Outdoor Group shall take any and all action as shall be necessary or appropriate so that participation in Vista Outdoor Benefit Plans by all Revelyst Employees shall terminate as of the close of business on the date immediately prior to the Closing Date and each member of the Revelyst Group shall cease to be a participating employer under the terms of such Vista Outdoor Benefit Plans as of such time.

SECTION 8.02. Administrative Complaints/Litigation.

(a) Except as otherwise provided in this Agreement and as set forth in Section 8.02(b), as of the Effective Time, Revelyst shall assume, conduct the defense of, and be solely liable for, the handling, administration, investigation and defense of, actions related to (i) the Revelyst Liabilities and (ii) any Revelyst Benefit Plan, Revelyst Employee, Former Revelyst Employee or Former Shared Services Employee, arising before, on or after the Effective Time, including ERISA, occupational safety and health, employment standards, union grievances, wrongful dismissal, discrimination or human rights and unemployment compensation claims,

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asserted at any time against the Vista Outdoor Group or the Revelyst Group by any Person (other than those related to a Vista Outdoor Benefit Plan). Any Liabilities arising from such actions shall be deemed Revelyst Liabilities under the Separation Agreement.

(b) Except as otherwise provided in this Agreement, as of the Effective Time, Vista Outdoor shall assume, conduct the defense of, and be solely liable for, the handling, administration, investigation and defense of actions related to (i) the Vista Outdoor Liabilities and (ii) any Vista Outdoor Benefit Plan, Vista Outdoor Employee or Former Vista Outdoor Employee, arising before, on or after the Effective Time, including ERISA, occupational safety and health, employment standards, union grievances, wrongful dismissal, discrimination or human rights and unemployment compensation claims, asserted at any time against the Vista Outdoor Group or the Revelyst Group by any Person (other than those related to a Revelyst Benefit Plan). Any Liabilities arising from such actions or as otherwise expressly provided in this Agreement shall be deemed Vista Outdoor Liabilities under the Separation Agreement.

SECTION 8.03. Restrictive Covenants in Employment and Other Agreements. To the extent permitted under applicable Law, following the Effective Time, (a) the Revelyst Group shall be considered to be a successor to the Vista Outdoor Group for purposes of all agreements containing restrictive covenants (including confidentiality provisions and invention assignments) between the Vista Outdoor Group and any Revelyst Employee or Former Revelyst Employee executed prior to the Effective Time and (b) the Vista Outdoor Group shall be considered to be a successor to the Revelyst Group for purposes of all agreement containing restrictive covenants (including confidentiality provisions and invention assignments) between the Revelyst Group and any Vista Outdoor Employee executed prior to the Effective Time, in each case, such that the Vista Outdoor Group and the Revelyst Group shall all enjoy the rights and benefits under such agreements, with respect to their respective business operations; provided, however, that (i) in no event shall the Vista Outdoor Group be permitted to enforce any restrictive covenants against any Revelyst Employees or Former Revelyst Employees in their capacity as employees of the Revelyst Group and (ii) in no event shall the Revelyst Group be permitted to enforce any restrictive covenants against any Vista Outdoor Employees or Former Vista Outdoor Employees in their capacity as employees of the Vista Outdoor Group.

SECTION 8.04. Past Service Credit. With respect to all Revelyst Employees, as of the Effective Time, the Revelyst Group shall recognize all service recognized under the comparable Vista Outdoor Benefit Plans for purposes of determining eligibility, participation, vesting and calculation of benefits under comparable plans and programs maintained by the Revelyst Group; provided that there shall be no duplication of benefits for Revelyst Employees under such Revelyst plans and programs. The Vista Outdoor Group shall provide to Revelyst copies of any records available to the Vista Outdoor Group to document such service, plan participation and membership and cooperate with Revelyst to resolve any discrepancies or obtain any missing data for purposes of determining benefit eligibility, participation, vesting and calculation of benefits with respect to the Revelyst Employees. With respect to retaining, destroying, transferring, sharing, copying and permitting access to all such information, the Vista Outdoor Group and Revelyst shall each comply with all applicable Laws, regulations and internal policies and each Party shall indemnify and hold harmless the other Party from and against any and all Liability that arises from a failure (by the indemnifying Party) to so comply with all applicable Laws, regulations and internal policies applicable to such information.

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SECTION 8.05. Paid Time Off. Effective as of the Effective Time, the Revelyst Group shall recognize and assume all Liability for all paid time off, including vacation, holiday, sick leave and personal days off accrued by Revelyst Employees as of the Effective Time, and the Revelyst Group shall credit each Revelyst Employee with such accrued days off.

SECTION 8.06. Leaves of Absence. The Revelyst Group shall continue to apply all leave of absence policies as in effect immediately prior to the Effective Time to inactive Revelyst Employees who are on an approved leave of absence as of the Effective Time. Leaves of absence taken by Revelyst Employees prior to the Effective Time shall be deemed to have been taken as employees of Revelyst.

SECTION 8.07. Collective Bargaining Agreements. To the extent required by applicable Law or any Revelyst CBA, each Party shall cooperate and consult in good faith to provide notice, engage in consultation, and take any similar action that may be required on its part in connection with the Separation.

SECTION 8.08. Vista Outdoor Assets. Except as otherwise set forth herein, the Vista Outdoor Group or the Vista Outdoor Benefit Plans, as applicable, shall retain all reserves, bank accounts, trust funds or other balances maintained with respect to Vista Outdoor Benefit Plans.

SECTION 8.09. Further Cooperation; Personnel Records; Data Sharing. The Parties shall provide each other such records and information as reasonably necessary or appropriate to carry out their obligations under applicable Law or this Agreement or for the purposes of administering their respective plans and policies. Subject to the last sentence of Section 2.04, each Party shall be responsible for the accuracy of records and information provided to the other Party pursuant to this Section 8.09 and shall indemnify such other Party for any losses caused by inaccurate information that it has provided (including failure to timely provide such records and information). Subject to applicable Law, all information and records regarding employment and personnel matters of Revelyst Employees and Former Revelyst Employee shall be accessed, retained, held, used, copied and transmitted after the Effective Time by the Vista Outdoor Group and Revelyst, as applicable, in accordance with all Laws and policies relating to the collection, storage, retention, use, transmittal, disclosure and destruction of such records. Access to such records after the Effective Time shall be provided to the Vista Outdoor Group and Revelyst, as applicable, in accordance with Article VI of the Separation Agreement. Notwithstanding the foregoing, the Vista Outdoor Group shall retain reasonable access to those records necessary for the Vista Outdoor Group’s continued administration of any plans or programs on behalf of Revelyst Employees and Former Revelyst Employees after the Effective Time, and Revelyst shall retain reasonable access to those records necessary for the Revelyst Group’s administration of any equity award or other compensation or benefit payable or administered by the Revelyst Group after the Effective Time, provided that such access shall be limited to individuals who have a job-related need to access such records. The Vista Outdoor Group shall also retain copies of all confidentiality agreements with any Revelyst Employee or

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Former Revelyst Employee in which the Vista Outdoor Group has a valid business interest. With respect to retaining, destroying, transferring, sharing, copying and permitting access to all such information, the Vista Outdoor Group and Revelyst shall each comply with all applicable Laws, regulations and internal policies, and each Party shall indemnify and hold harmless the other Party from and against any and all Liability that arises from a failure (by the indemnifying Party) to so comply with all applicable Laws, regulations and internal policies applicable to such information.

SECTION 8.10. Tax Deductions.

(a) Except as provided in this Section 8.10, any income Tax deduction arising before or after the Effective Time with respect to (i) the Vista Outdoor Pension Plan and the Vista Outdoor DB SERP shall be claimed solely by Vista Outdoor, (ii) Revelyst Shares received in exchange for Vista Outdoor Shares purchased via the Vista Outdoor ESPP shall be claimed solely by Revelyst, and (iii) Substitute Revelyst RSU Awards, Substitute Revelyst PSU Awards, Substitute Revelyst Option Awards and Substitute Revelyst DSU Awards shall be claimed solely by Revelyst.

(b) The Parties shall reasonably cooperate with each other to provide the information (including information from third parties) necessary for the Party entitled pursuant to Section 8.10(a) to a Tax deduction to claim such Tax deduction.

(c) If any taxing authority asserts that any of the foregoing income Tax deductions claimed by the Party entitled to such deduction pursuant to Section 8.10(a) (the “Claiming Party”) should have been claimed instead by the other Party (the “Other Party”), then the Claiming Party shall notify the Other Party of such assertion, and the Other Party shall take all actions reasonably necessary or appropriate to claim such deduction (including, if necessary, filing an amended Tax Return and otherwise preventing the applicable statute of limitations from expiring). If the Other Party successfully claims the income Tax deduction, it shall promptly (but in no event later than 20 business days) pay to the Claiming Party an amount equal to the economic benefit of such deduction (calculated on a “with and without” basis).

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01. Employment and Plan Rights. Notwithstanding anything to the contrary in this Agreement, the Parties expressly acknowledge and agree that (a) this Agreement is not intended to create a service-related contract between any member of the Vista Outdoor Group or the Revelyst Group, on the one hand, and any employee or service provider, on the other, nor may any current or former employee or service provider of the Vista Outdoor Group or the Revelyst Group rely on this Agreement as the basis for any breach of any service-related contract claim against any member of the Vista Outdoor Group or the Revelyst Group, (b) nothing in this Agreement shall be deemed or construed to require any member of the Vista Outdoor Group or the Revelyst Group to continue to employ any particular employee or service provider for any period before or after the Effective Time, (c) nothing in this Agreement shall be

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deemed or construed to limit the right of any member of the Vista Outdoor Group or the Revelyst Group to terminate the employment or service of any employee or service provider at any time before or after the Effective Time and (d) nothing in this Agreement shall be construed as establishing or amending any Benefit Plan or any other plan, policy, agreement or arrangement for the benefit of any employee or any other person of the Vista Outdoor Group or the Revelyst Group.

SECTION 9.02. Confidentiality. Each Party agrees that any information conveyed or otherwise received by or on behalf of a Party in conjunction herewith is confidential and is subject to the terms of the confidentiality provisions set forth in Section 6.09 of the Separation Agreement.

SECTION 9.03. Reimbursement and Indemnification. With respect to any reimbursements between the Parties that are required under this Agreement, the Parties agree to reimburse each other, within 30 days of receipt from the other Party of appropriate verification, for all costs and expenses which each may incur on behalf of the other as a result of any of the Benefit Plans. All Liabilities retained, assumed or indemnified against by the Revelyst Group pursuant to this Agreement shall be subject to indemnification under Section 5.02 of the Separation Agreement and all Liabilities retained, assumed or indemnified against by the Vista Outdoor Group pursuant to this Agreement shall be subject to indemnification under Section 5.03 of the Separation Agreement, and all such Liabilities shall be subject to the indemnification procedures set forth in Article V of the Separation Agreement.

SECTION 9.04. Entire Agreement. This Agreement, including any schedules hereto and the sections of the Separation Agreement referenced herein, contains the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof or thereof other than those set forth or referred to herein or therein.

SECTION 9.05. Section 409A. The Parties shall cooperate in good faith and use reasonable best efforts to ensure that the transactions contemplated by this Agreement shall not result in adverse tax consequences under Section 409A of the Code to any Revelyst Employee, Former Revelyst Employee, Vista Outdoor Employee, Former Vista Outdoor Employee or Former Shared Services Employee (or any of their respective beneficiaries), in respect of their respective benefits under any Benefit Plan.

SECTION 9.06. Amendment. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party hereto, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

SECTION 9.07. Waiver. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently given for the purposes of this

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Agreement if, as to any Party, it is in writing signed by an authorized representative of such Party. The failure of either Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, or in any way to affect the validity of this Agreement or any part hereof or the right of any Party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

SECTION 9.08. Execution in Counterparts. This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by electronic or PDF signature and scanned and exchanged by electronic mail, and such electronic or PDF signature shall constitute an original for all purposes.

SECTION 9.09. Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party and Parent. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. No assignment permitted by this Section 9.09 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

SECTION 9.10. No Third-Party Beneficiaries. No Revelyst Employee, Former Revelyst Employee, Vista Outdoor Employee, Former Vista Outdoor Employee, Former Shared Services Employee or other current or former employee of any member of the Vista Outdoor Group or any member of the Revelyst Group (or his/her spouse, dependent or beneficiary), or any other person not a Party to this Agreement, shall be entitled to assert any claim hereunder. The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder and there are no third-Party beneficiaries of this Agreement and this Agreement shall not provide any third Person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

SECTION 9.11. Notices. All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when delivered or mailed in accordance with the terms of Section 11.05 of the Separation Agreement.

SECTION 9.12. Force Majeure. No Party shall be deemed in default of this Agreement to the extent that any delay or failure in the performance of its obligations under this Agreement results from any cause beyond its reasonable control and without its fault or negligence, including acts of God, acts of civil or military authority, embargoes, acts of terrorism, epidemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any failure in electrical or air conditioning equipment. In the event of any such excused delay, the time for performance shall be extended for a period equal to the time lost by reason of

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the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) notify the other Party of the nature and extent of any such force majeure condition and (b) use due diligence to remove any such causes and resume performance under this Agreement as soon as reasonably feasible.

SECTION 9.13. No Public Announcement. Neither Party hereto shall, without the prior written approval of the other Party, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent that any such Party shall be so obligated by Law or the rules of any regulatory body or stock exchange, in which case the other Party shall be advised and the Parties shall use their respective commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or to comply with the accounting and U.S. Securities and Exchange Commission disclosure obligations or the rules of any stock exchange.

SECTION 9.14. Limited Liability. Notwithstanding any other provision of this Agreement, no Person who is a stockholder, director, employee, officer, agent or representative of Revelyst or Vista Outdoor, in such individual’s capacity as such, shall have any Liability in respect of or relating to the covenants or obligations of Revelyst or Vista Outdoor, as applicable, under this Agreement, the Separation Agreement or any other Ancillary Agreement or in respect of any certificate delivered with respect hereto or thereto, and, to the fullest extent legally permissible, each of Revelyst and Vista Outdoor, for itself and its stockholders, directors, employees, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such individual otherwise might have pursuant to applicable Law.

SECTION 9.15. Conflicts. Notwithstanding anything in this Agreement to the contrary, in the event of a conflict between any of the provisions hereof with any of the provisions of the Merger Agreement or the Separation Agreement, the terms of this Agreement shall control.

SECTION 9.16. Effect if Separation Does Not Occur. Notwithstanding anything in this Agreement to the contrary, if the Separation Agreement is terminated prior to the Closing, this Agreement shall be of no further force and effect.

SECTION 9.17. Miscellaneous. Except as otherwise expressly set forth in this Agreement, the provisions of Article XI of the Separation Agreement shall apply mutatis mutandis to this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their authorized representatives as of the date first above written.

VISTA OUTDOOR INC.

By:	/s/ Gary L. McArthur
Name:	Gary L. McArthur
Title:	Chief Executive Officer, Interim

REVELYST, INC.

By:	/s/ Eric Nyman
Name:	Eric Nyman
Title:	Chief Executive Officer

[Signature Page to Employee Matters Agreement]

Exhibit 10.2

[FORM OF] TRANSITION SERVICES AGREEMENT

by and between

VISTA OUTDOOR INC.

and

REVELYST, INC.

Dated as of [●]

TABLE OF CONTENTS

		Page
	ARTICLE I

	Definitions
SECTION 1.01.	Definitions	1

	ARTICLE II

	Services
SECTION 2.01.	Provision of Services	4
SECTION 2.02.	Service Managers; Contacts	4
SECTION 2.03.	Personnel; Sub-Contractors	5
SECTION 2.04.	Standard of Performance	5
SECTION 2.05.	DISCLAIMER OF WARRANTIES	6
SECTION 2.06.	Service Amendments and Additions	6
SECTION 2.07.	No Management Authority	7

	ARTICLE III

	Migration Services
SECTION 3.01.	Migration Services	7

	ARTICLE IV

	Access and Security
SECTION 4.01.	Access; Cooperation	7
SECTION 4.02.	Security	8

	ARTICLE V

	Limitations
SECTION 5.01.	Consents	9
SECTION 5.02.	Compliance with Laws	9
SECTION 5.03.	Force Majeure	9
SECTION 5.04.	Interim Basis Only	10
SECTION 5.05.	Third Parties	10

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	ARTICLE VI

	Intellectual Property and Data
SECTION 6.01.	Use of Intellectual Property	10
SECTION 6.02.	Ownership of Intellectual Property	10
SECTION 6.03.	Title to Intellectual Property; Title to Data	11
SECTION 6.04.	Third-Party Software	11
SECTION 6.05.	Data Privacy	11

	ARTICLE VII

	Compensation
SECTION 7.01.	Compensation for Services	12
SECTION 7.02.	Payment Terms	12
SECTION 7.03.	Books and Records	12
SECTION 7.04.	Withholding	13
SECTION 7.05.	No Offset	13

	ARTICLE VIII

	Term
SECTION 8.01.	Commencement	13
SECTION 8.02.	Service Extension	13
SECTION 8.03.	Termination	14
SECTION 8.04.	Effect of Termination	15
SECTION 8.05.	Return of Books, Records and Files	15

	ARTICLE IX

	Indemnification; Limitation on Liability
SECTION 9.01.	Indemnification	15
SECTION 9.02.	Limitation on Liability	16

	ARTICLE X

	Other Covenants
SECTION 10.01.	Attorney-in-Fact	18

ii

Schedule A -	Services to be Provided to Revelyst, Inc.

Schedule B -	Services to be Provided to Vista Outdoor Inc.

Schedule C -	Data Processing Addendum

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TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of [●], by and between VISTA OUTDOOR INC., a Delaware corporation (“Vista Outdoor”), and REVELYST, INC., a Delaware corporation (“Revelyst”).

RECITALS

WHEREAS, Vista Outdoor and Revelyst are parties to that certain Separation Agreement, dated October 15, 2023 (the “Separation Agreement”), pursuant to which, among other things, the Revelyst Business (as defined in the Separation Agreement) shall be transferred by Vista Outdoor to Revelyst on the terms and subject to the conditions set forth therein;

WHEREAS, Vista Outdoor, Revelyst, CSG Elevate II Inc., a Delaware corporation (“Parent”), CSG Elevate III Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and, solely for the purposes of the Guarantor Provisions (as defined in the Merger Agreement), CZECHOSLOVAK GROUP a.s., a joint stock company incorporated under the laws of the Czech Republic (“Guarantor”), are parties to that certain Agreement and Plan of Merger, dated October 15, 2023 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Vista Outdoor, with Vista Outdoor surviving as a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth therein;

WHEREAS, in connection with the Separation (as defined in the Separation Agreement) and the Merger (as defined in the Merger Agreement), each of Vista Outdoor and Revelyst has agreed to provide to the other certain services, as more particularly described in this Agreement, for a limited period of time following the Closing Date (as defined in the Merger Agreement); and

WHEREAS, each of Vista Outdoor and Revelyst desires to reflect the terms of their agreement with respect to such services.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by this Agreement, Vista Outdoor and Revelyst, for themselves, their successors and assigns, agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Definitions. Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Separation Agreement. In addition, the following terms have the following meanings:

“Additional Services” has the meaning ascribed thereto in Section 2.06(b).

“Agreement” has the meaning ascribed thereto in the preamble.

“Applicable Termination Date” means, with respect to each Service, the date that is specified with respect to such Service in Schedule A or Schedule B, as applicable.

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“Benchmark Rate” means (a) Term SOFR, determined on the first day following the due date of the applicable payment and thereafter on the first business day of each succeeding calendar month or (b) upon the occurrence of a Benchmark Replacement Date, such replacement benchmark rate as is mutually agreed by the Parties in accordance with market convention at such time.

“Benchmark Replacement Date” means the date on which the Term SOFR Administrator permanently or indefinitely ceases to publish the Term SOFR Reference Rate for a one month tenor.

“Contact” means either the Provider Contact or the Receiver Contact, as the context requires.

“Cost of Services” means, with respect to each Service, the amount specified with respect to such Service in Schedule A or Schedule B, as applicable.

“Dispute” has the meaning ascribed thereto in Section 11.01.

“Dispute Notice” has the meaning ascribed thereto in Section 11.01.

“Existing Contract” has the meaning ascribed thereto in Section 5.01(a).

“Force Majeure Event” has the meaning ascribed thereto in Section 5.03.

“Function” means a business function identified in Schedule A or Schedule B, as applicable.

“Group” means either the Vista Outdoor Group or the Revelyst Group, as the context requires.

“Indemnitee” means a Vista Outdoor Indemnitee or a Revelyst Indemnitee, as the context requires.

“Merger Agreement” has the meaning ascribed thereto in the recitals.

“Merger Sub” has the meaning ascribed thereto in the recitals.

“Migration Services” has the meaning ascribed thereto in Section 3.01.

“Parent” has the meaning ascribed thereto in the recitals.

“Party” means either party hereto, and “Parties” means both parties hereto.

“Provider” means any member of the Vista Outdoor Group or the Revelyst Group, as applicable, in its capacity as the provider of any Services to any member of the Revelyst Group or the Vista Outdoor Group, respectively.

“Provider Contact” has the meaning ascribed thereto in Section 2.02(b).

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“Receiver” means any member of the Revelyst Group or the Vista Outdoor Group, as applicable, in its capacity as the receiver of any Services from any member of the Vista Outdoor Group or the Revelyst Group, respectively.

“Receiver Contact” has the meaning ascribed thereto in Section 2.02(b).

“Revelyst” has the meaning ascribed thereto in the preamble.

“Sales Taxes” has the meaning ascribed thereto in Section 7.01(c).

“Separation Agreement” has the meaning ascribed thereto in the recitals.

“Service Extension” has the meaning ascribed thereto in Section 8.02.

“Service Manager” has the meaning ascribed thereto in Section 2.02(a).

“Services” means the individual services included within the various Functions identified in Schedule A or Schedule B, as applicable.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“Sub-Contractor” has the meaning ascribed thereto in Section 2.03(b).

“Term SOFR” means, on any date of determination, the Term SOFR Reference Rate for a one month tenor on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such date of determination, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for a one month tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day.

“Term SOFR Administrator” means the CME Group Benchmark Administration Limited (CBA).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“U.S.” means the United States of America.

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“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Vista Outdoor” has the meaning ascribed thereto in the preamble.

ARTICLE II

Services

SECTION 2.01. Provision of Services.

(a) Commencing immediately after the Closing Date, Vista Outdoor shall, and shall cause the applicable members of the Vista Outdoor Group to, (i) provide to Revelyst and the applicable members of the Revelyst Group the Services set forth in Schedule A in accordance with the terms of this Agreement and (ii) pay, perform, discharge and satisfy, as and when due, its and their respective obligations as Receivers under this Agreement, in each case in accordance with the terms of this Agreement.

(b) Commencing immediately after the Closing Date, Revelyst shall, and shall cause the applicable members of the Revelyst Group to, (i) provide to Vista Outdoor and the applicable members of the Vista Outdoor Group the Services set forth in Schedule B in accordance with the terms of this Agreement and (ii) pay, perform, discharge and satisfy, as and when due, its and their respective obligations as Receivers under this Agreement, in each case in accordance with the terms of this Agreement.

SECTION 2.02. Service Managers; Contacts.

(a) Each Party agrees to appoint an employee representative (each, a “Service Manager”) who shall have overall responsibility for implementing, managing and coordinating the Services pursuant to this Agreement on behalf of such Party. The Service Managers will use commercially reasonable efforts to meet on a monthly basis, in person or virtually during normal business hours and with reasonable notice, at a time mutually acceptable to both Service Managers, to discuss performance of the Services, any issues relating thereto and plans to address any such issues, during the term of this Agreement.

(b) For each Service or Function set forth on Schedule A and Schedule B, as applicable, the Provider and Receiver shall each appoint an employee representative (each, a “Provider Contact” or “Receiver Contact”, respectively) who shall have responsibility for implementing, managing and coordinating such Service or Function pursuant to this Agreement on behalf of the Provider or Receiver, as applicable.

(c) Initially, the Service Managers and Contacts shall be the individuals set forth on Schedule A or Schedule B, as applicable. At any time upon notice given in accordance with Section 11.09, (i) either Party may change its designated Service Manager and (ii) any Provider or Receiver may change any of its designated Contacts.

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SECTION 2.03. Personnel; Sub-Contractors.

(a) The Provider shall determine the personnel who shall perform the Services to be provided by it. All personnel providing Services shall remain at all times, and be deemed to be, employees or representatives solely of the Provider responsible for providing such Services (or the applicable Affiliate or Sub-Contractor of such Provider) for all purposes, and not to be employees or representatives of the Receiver. Without limiting the Provider’s other obligations under this Agreement, the Provider will use commercially reasonable efforts to assign sufficient resources and qualified personnel as are reasonably required to perform the Services; provided that the Provider will not be required to replace employees or hire additional employees, provide incentives to employees or retain the employment of any particular employee or retain the services of any particular Sub-Contractor. The Provider (or the applicable Affiliate or Sub-Contractor of such Provider) shall be solely responsible for payment of (i) all compensation, (ii) all income, disability, withholding and other employment taxes and (iii) all medical benefit premiums, vacation pay, sick pay and other employee benefits payable to or with respect to personnel who perform Services on behalf of such Provider. All such personnel shall be under the sole direction, control and supervision of the Provider and the Provider has the sole right to exercise all authority with respect to the employment, substitution, termination, assignment and compensation of such personnel.

(b) The Provider may, at its option, from time to time, (i) delegate any or all of its obligations to perform Services under this Agreement to any one or more of its Affiliates or (ii) with the written consent of the Receiver (not to be unreasonably withheld, conditioned or delayed), engage the services of any one or more professionals, consultants or other third parties (each, a “Sub-Contractor”) in connection with the performance of the Services; provided, however, that (i) the Provider shall remain ultimately responsible for ensuring that its obligations with respect to the manner, scope, timeframe, nature, quality and other aspects of the Services are satisfied with respect to any Services provided by any such Affiliate or Sub-Contractor and shall be liable for any failure of a Sub-Contractor to so satisfy such obligations (and any breaches of any provision hereof), and (ii) such Sub-Contractor shall agree in writing to be bound by confidentiality provisions at least as restrictive to it as the terms of Section 11.04 of this Agreement. Except as agreed by the Parties in Schedule A or Schedule B, as applicable, or otherwise in writing, any costs associated with engaging the services of an Affiliate of the Provider or a Sub-Contractor shall not affect the Cost of Services payable by the Receiver under this Agreement, and the Provider shall remain solely responsible with respect to payment for such Affiliate’s or Sub-Contractor’s costs, fees and expenses.

SECTION 2.04. Standard of Performance.

(a) The Services shall be performed in a manner, scope, timeframe, nature and quality, with the level of care, and to the extent and service level that, in each case are substantially consistent in all material respects with the Services as provided to the Revelyst Business or the Vista Outdoor Business, as applicable, during the 12 month period immediately prior to the Closing Date, unless the Services are being provided by a Sub-Contractor (in accordance with Section 2.02(b)) who is also providing the same services to the Provider or any other member of the Provider’s Group, in which case the Services performed for the Receiver shall be substantially consistent in all material respects (including with respect to scope, timeframe, nature, quality, level

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of care, extent and service level) with such services as are being performed for the Provider or such other member of the Provider’s Group, as applicable. If the Provider has not provided such Services (or substantially similar services) during the 12 month period immediately prior to the Closing Date, then the Provider shall use commercially reasonable efforts to perform the Services in a competent and professional manner consistent with industry standards. In all cases, the Services shall be provided in accordance with applicable Law and performed by competent and appropriately qualified personnel.

(b) The Parties acknowledge that the Provider may make changes from time to time in the manner of performing Services if the Provider is making similar changes in performing the same or substantially similar Services for itself or other members of the Provider’s Group; provided, however, that, unless expressly contemplated in Schedule A or Schedule B, such changes shall not affect the Cost of Services for such Services payable by the Receiver under this Agreement or decrease the manner, scope, timeframe, nature, quality or level of the Services provided to the Receiver, except upon prior written approval of the Receiver.

SECTION 2.05. DISCLAIMER OF WARRANTIES. EXCEPT AS EXPRESSLY SET FORTH IN SECTION 2.04, THE SERVICES TO BE PROVIDED UNDER THIS AGREEMENT ARE FURNISHED WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE. NO MEMBER OF EITHER GROUP MAKES ANY REPRESENTATION OR WARRANTY THAT ANY SERVICE COMPLIES WITH ANY LAW, DOMESTIC OR FOREIGN.

SECTION 2.06. Service Amendments and Additions.

(a) Subject to this Section 2.06, the Parties agree that, as of the Closing Date, (i) the Services set forth in Schedule A constitute all of the Services to be provided by members of the Vista Outdoor Group to members of the Revelyst Group and (ii) the Services set forth in Schedule B constitute all of the Services to be provided by members of the Revelyst Group to members of the Vista Outdoor Group.

(b) Each Party may request the other Party to provide, or cause the applicable members of the other Party’s Group to provide, amended or additional services that are not the Services identified in Schedule A or Schedule B, as applicable, as of the Closing Date (“Additional Services”). If a Party requests any Additional Services, (i) with respect to any Additional Services that (A) such Party requests within ninety (90) days of the date of this Agreement, (B) such Party reasonably believes is necessary for the continued operation of its business and (C) were provided by the other Party or the applicable members of the other Party’s Group prior to the Closing Date, the other Party shall cooperate in good faith to modify the Schedules or enter into additional Schedules and provide such Additional Services, and (ii) with respect to any Additional Services that do not satisfy the conditions set forth in the foregoing clause (i), the other Party may, in its sole discretion, agree to provide, or cause the applicable members of its Group to provide, such other Additional Services.

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(c) If a Party agrees to provide, or cause the applicable members of its Group to provide, Additional Services pursuant to this Section 2.06, then the Parties shall in good faith negotiate an amendment to Schedule A or Schedule B, as applicable, which shall describe in detail the service or function, as applicable, project scope, term, price and payment terms for such Additional Services. Once agreed upon in writing, the amendment to Schedule A or Schedule B, as applicable, shall be deemed part of this Agreement as of the date of such amendment and the Additional Services shall be deemed “Services” or “Functions”, as applicable, provided hereunder, in each case subject to the terms and conditions of this Agreement.

SECTION 2.07. No Management Authority. Notwithstanding anything to the contrary contained in this Agreement (including Schedule A or Schedule B), no Provider (or any Affiliate or Sub-Contractor of such Provider) shall be authorized by, or shall have any responsibility under, this Agreement to make any management, business or regulatory decisions on behalf of any Receiver as part of providing the Services.

ARTICLE III

Migration Services

SECTION 3.01. Migration Services. The Provider shall, and shall use commercially reasonable efforts to cause its Affiliates and Sub-Contractors to, assist the Receiver in connection with the transition from the performance of Services by the Provider to the performance of such Services by the Receiver or third parties engaged by the Receiver, which efforts may include assistance with the transfer of records, segregation and migration of historical data, the transition to non-Provider systems and cooperation with and assistance to any third party consultants engaged by the Receiver in connection with the transition (“Migration Services”), taking into account (a) the need to minimize the cost of such transition and the disruption to the ongoing business activities of the Parties and their respective Affiliates and (b) the Parties’ rights and obligations with respect to protecting confidential Information, personal data and privilege in accordance with Sections 6.01(c), 6.01(d) and 6.09 of the Separation Agreement; provided, however, that (i) the Provider shall not have any obligation to provide any data in any format other than the format in which such data was originally generated and (ii) the Provider shall be reimbursed for its reasonable and documented out-of-pocket costs incurred in connection with providing such Migration Services. This Section 3.01 shall be in addition to, and shall not be deemed to limit, the provisions of Section 6.09(b) of the Separation Agreement and Section 8.05 hereof.

ARTICLE IV

Access and Security

SECTION 4.01. Access; Cooperation. The Parties shall cooperate in good faith to the extent necessary or appropriate to facilitate the performance and receipt of the Services in accordance with the terms of this Agreement. Without limiting the generality of the foregoing, (a) each Party shall make available on a timely basis to the other Party all information and materials requested by the other Party to the extent reasonably necessary for the performance or receipt of the Services, provided that neither Party nor any member of its Group shall be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the Parties shall use their

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respective commercially reasonable efforts to cause any such access to be provided or information to be disclosed in a manner that would not result in such jeopardy or contravention), (b) each Party shall, and shall cause the other members of its Group and their respective Sub-Contractors, if applicable, to, upon reasonable notice, give or cause to be given to the other Party, the other members of the other Party’s Group and their respective Sub-Contractors, if applicable, reasonable access, during regular business hours and at such other times as are reasonably required, to the relevant premises and personnel of such Party to the extent reasonably necessary for the performance or receipt of the Services and (c) each Party shall, and shall cause the other members of its Group and their respective Sub-Contractors, if applicable, to, give the other Party, the other members of the other Party’s Group and their respective Sub-Contractors, if applicable, reasonable access to, and all necessary rights to utilize, the information, facilities, personnel, assets, systems and technologies of such Party and the other members of its Group, in each case to the extent reasonably necessary for the performance or receipt of the Services. Each Party shall, and shall cause the other members of its Group and their respective Sub-Contractors, if applicable, to, when on the property of the other Party, or when given access to any facilities of the other Party, to follow applicable Laws and all of the other Party’s policies and procedures concerning health, safety, conduct and security (which are made known to the Party receiving such access from time to time) in all material respects.

SECTION 4.02. Security.

(a) Each Party shall, and shall cause the other members of its Group, their respective Sub-Contractors, if applicable, and the personnel of the foregoing, to: (i) not attempt to obtain access to, use or interfere with any IT Systems of the other Party or any other member of the other Party’s Group, or any confidential or competitively sensitive information owned, used or processed by the other Party, except to the extent reasonably necessary to do so to provide or receive Services; (ii) maintain reasonable security measures to protect the IT Systems of the other Party and the other members of the other Party’s Group to which it has access pursuant to this Agreement from access by unauthorized third parties; and (iii) not disable, damage, erase, disrupt or impair the normal operation of the IT Systems of the other Party or any other member of the other Party’s Group.

(b) Each Party shall (i) immediately notify the other Party of any confirmed misuse, disclosure or loss of, or inability to account for, any confidential or competitively sensitive information of the other Party and any confirmed unauthorized access to such first Party’s facilities, systems or network that could impact the confidential or competitively sensitive information or facilities, systems or network of the other Party; and such first Party shall investigate such confirmed security incidents and reasonably cooperate with the other Party’s incident response team, supplying logs and other necessary information to mitigate and limit the damages resulting from such a security incident; provided that such other Party agrees to reimburse the first Party for time spent and actual travel expenses incurred in connection with any such investigation relating to a security incident for which the first Party is not at fault; and (ii) subject to applicable Law, use commercially reasonable efforts to comply with any reasonable requests to assist the other Party with its electronic discovery obligations related to the Services; provided that such other Party agrees to reimburse the first Party for time spent and actual travel expenses incurred in connection with such response.

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ARTICLE V

Limitations

SECTION 5.01. Consents.

(a) Nothing in this Agreement shall be deemed to require the provision of any Service by any Provider (or any Affiliate or Sub-Contractor of such Provider) to any Receiver if the provision of such Service requires the Consent of any Person (including any Governmental Authority), whether under applicable Law, by the terms of any contract in existence as of the date of this Agreement to which such Provider or any other member of the Provider’s Group is a party or otherwise (each, an “Existing Contract”), unless and until, subject to the last sentence of Section 5.01(c), such Consent has been obtained.

(b) The Provider shall use commercially reasonable efforts to obtain as promptly as possible any Consent of any Person (including any Governmental Authority) or to amend any Existing Contract, as may be necessary for the performance of the Provider’s obligations pursuant to this Agreement; provided that the Provider will not be required to seek any other more favorable terms for the Receiver under any such Existing Contract. Any fees, expenses or costs incurred in connection with obtaining any such Consent or amending any such Existing Contract shall be paid by the Receiver, and the Receiver shall use commercially reasonable efforts to provide assistance as necessary in obtaining such Consents or amendments.

(c) In the event that the Consent of any Person, if required in order for the Provider to provide Services, is not obtained reasonably promptly after the Closing Date, the Provider shall notify the Receiver and the Parties shall cooperate in devising an alternative manner for the provision of the Services affected by such failure to obtain such Consent and the Cost of Services associated therewith, such alternative manner and Cost of Services to be reasonably satisfactory to both Parties and agreed to in writing; provided that the Provider will not be required to undertake any activities that increase, in any material respect, the resources required of it to perform such affected Services. If the Parties elect such an alternative plan, the Provider shall provide the Services in such alternative manner and the Receiver shall pay for such Services based on the alternative Cost of Services. In the alternative, the Receiver (in its sole discretion) may terminate the affected Services without cost, penalty or liability to the Receiver.

SECTION 5.02. Compliance with Laws. The Services shall not include, and no Provider (and no Affiliate or Sub-Contractor of such Provider) shall be obligated to provide, any service the provision of which to the Receiver following the Closing Date would constitute a violation of any Law.

SECTION 5.03. Force Majeure. In the event the performance of any terms or provisions hereof is delayed or prevented, in whole or in part, because of or related to compliance with any Law or requirement of any national securities exchange, or because of riot, war, public disturbance, public health event, strike, labor dispute, fire, explosion, storm, flood, act of God or act of terrorism that is not within the control of the Provider and which by the exercise of reasonable diligence the Provider is unable to prevent, or for any other reason that is not within the control of the Provider and which by the exercise of reasonable diligence the Provider is unable

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to prevent (each, a “Force Majeure Event”), then upon prompt written notice, stating the date and extent of such interference and the Force Majeure Event that is the cause thereof, by the Provider to the Receiver, the Provider shall be excused from its obligations hereunder during the period such Force Majeure Event or its effects continue, and no liability shall attach against the Provider on account thereof; provided, however, that the Provider shall promptly resume the required performance upon the cessation of the Force Majeure Event or its effects. No Provider shall be excused pursuant to this Section 5.03 from performance of its obligations if such Provider fails to use commercially reasonable efforts to avoid the effects of the Force Majeure Event and remove the cause and effects of the Force Majeure Event. If the Provider’s performance under this Agreement is suspended or rendered impractical by reason of a Force Majeure Event for a period in excess of thirty (30) days during the term of this Agreement, the Receiver shall have the right (but not the obligation) to terminate this Agreement with respect to the disrupted Services immediately upon written notice to the Provider. A Force Majeure Event shall not operate to delay the Applicable Termination Date for the disrupted Services or to limit amounts payable for Services rendered on or prior to the actual date of the Force Majeure Event.

SECTION 5.04. Interim Basis Only. Each Party acknowledges that the purpose of this Agreement is for such Party to receive, and the other Party to provide, the Services on an interim basis and that the Services provided hereunder are transitional in nature.

SECTION 5.05. Third Parties. Notwithstanding anything to the contrary herein, the Provider (and the Affiliates and Sub-Contractors of such Provider) shall not be required to perform or to cause to be performed any of the Services for the benefit of any third party or any other Person other than the Receiver.

ARTICLE VI

Intellectual Property and Data

SECTION 6.01. Use of Intellectual Property. Each Party, on behalf of itself and the other members of its Group, hereby grants to the members of the other Party’s Group and to their respective Affiliates and Sub-Contractors, if applicable, providing the Services under this Agreement a nonexclusive, nontransferable, world-wide, royalty-free, sublicensable license, for the term of this Agreement, to use the Intellectual Property owned by such Party and the other members of its Group solely to the extent necessary for the other Party, the other members of the other Party’s Group and their respective Affiliates and Sub-Contractors, if applicable, to perform their obligations hereunder.

SECTION 6.02. Ownership of Intellectual Property.

(a) Subject to the terms of the Separation Agreement, the Provider acknowledges and agrees that it shall acquire no right, title or interest (including any license rights or rights of use) to any work product resulting from the provision of Services hereunder for the Receiver’s exclusive use and such work product shall remain the exclusive property of the Receiver. To the extent title to any such work product vests in the Provider by operation of Law, the Provider hereby assigns (and shall use commercially reasonable efforts to cause any Affiliate or Sub-Contractor of such Provider to assign) to the Receiver all right, title and interest in and to such work product,

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including all rights in Intellectual Property therein, and the Provider shall (and shall use commercially reasonable efforts to cause any Affiliate or Sub-Contractor of such Provider to) provide such assistance and execute such documents as the Receiver may reasonably request to assign to such Receiver all right, title and interest in and to such work product.

(b) The Receiver acknowledges and agrees that it shall acquire no right, title or interest (other than a non-exclusive, perpetual, royalty-free worldwide right of use) to any work product resulting from the provision of Services hereunder that is not for the Receiver’s exclusive use and such work product shall remain the exclusive property of the Provider.

SECTION 6.03. Title to Intellectual Property; Title to Data. The Receiver acknowledges that (a) except as otherwise expressly provided herein, all procedures, methods, systems, strategies and other Intellectual Property used by the Provider in connection with the provision of Services shall remain the property of the Provider and shall at all times be under the sole direction and control of the Provider and (b) it shall acquire no right, title or interest (including any license rights or rights of use) in any firmware or software, or the licenses therefor that are owned by the Provider or its Affiliates, by reason of the provision of the Services hereunder, except as expressly provided in Section 6.01 and Section 8.05.

SECTION 6.04. Third-Party Software. Each Party acknowledges that it may be necessary to make proprietary and/or third-party software available to the other Party in the course of and for the purpose of performing and receiving the Services. Each Party (a) shall comply with the license restrictions applicable to any and all proprietary or third-party software made available to such Party by the other Party in the course of the provision and receipt of Services hereunder, (b) acknowledges receipt of the license terms of use applicable to all proprietary or third-party software in its possession as of the Closing Date and (c) agrees that it shall be responsible for providing to the other Party a copy of the applicable license terms (or, solely with respect to open source software or other software with publicly available license terms, information sufficient to direct such other Party to a copy thereof) for any and all proprietary or third-party software first made available to such other Party after the Closing Date, solely to the extent such provision would not violate the providing Party’s duty of confidentiality owed to any third party.

SECTION 6.05. Data Privacy. Each Party shall, and shall cause the other members of its Group and their respective Sub-Contractors to, comply with all Privacy and Data Security Requirements that may apply in relation to the Processing of Personal Information in connection with the Services. The Data Processing Addendum set forth in Schedule C (the “Data Processing Addendum”) describes the Parties’ respective roles and responsibilities for the Processing and control of Personal Information in connection with the Services. In the event of a conflict between the terms and conditions of the Data Processing Addendum and any other terms and conditions of this Agreement, including any other Schedules, the Data Processing Addendum shall govern and control with respect to the Processing and control of Personal Information in connection with the Services.

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ARTICLE VII

Compensation

SECTION 7.01. Compensation for Services.

(a) As compensation for each Service rendered pursuant to this Agreement, each Receiver shall be required to pay to the corresponding Provider the Cost of Services specified for such Service in Schedule A or Schedule B, as applicable.

(b) During the term of this Agreement, the Cost of Service for a Service may increase to the extent of any increase in the applicable Cost of Services during a Service Extension, in accordance with Section 8.02.

(c) The amount of any actual and documented sales tax, value-added tax, goods and services tax or similar tax that is required to be assessed and remitted by a Provider in connection with the Services provided hereunder (“Sales Taxes”) shall be promptly paid to such Provider by the corresponding Receiver in accordance with Section 7.02. Such payment shall be in addition to the Cost of Services set forth in Schedule A or Schedule B, as applicable (unless such Sales Tax is expressly already accounted for in the applicable Cost of Services).

SECTION 7.02. Payment Terms.

(a) Except as otherwise set forth on Schedule A or Schedule B, each Provider shall bill the corresponding Receiver monthly, within 30 days following the end of each month, an amount equal to the aggregate Cost of Services due for all Services provided in such month, plus any Sales Taxes. Invoices shall be directed to the Receiver’s Service Manager, or to such other Person designated in writing from time to time by such Service Manager. The Receiver shall pay any undisputed amount in full within 30 days after receipt of each invoice by wire transfer of immediately available funds in U.S. Dollars to the account designated by the Provider for this purpose. Each invoice shall set forth in reasonable detail the calculation of the charges and amounts and applicable Sales Taxes, for each Service during the month or other specified interval to which such invoice relates. In addition to any other remedies for non-payment of any undisputed amount, if any payment for any undisputed amount is not received by the Provider on or before the date such undisputed amount is due, then a late payment interest charge, calculated at a rate per annum equal to the Benchmark Rate plus two percent (2%), shall immediately begin to accrue and any such late payment interest charges shall become immediately due.

(b) The Parties shall work in good faith to promptly resolve any disputes arising with respect to any objection to the amount of any invoice; provided that any such dispute not resolved within 30 days shall be deemed to be a Dispute hereunder subject to the provisions applicable to Disputes set forth in Section 11.01.

SECTION 7.03. Books and Records. Each Party shall, and shall cause the other members of its Group to, maintain complete and accurate books of account as necessary to support calculations of the Cost of Services for the Services rendered by it or the other members of its Group and shall make such books available to the other Party, upon reasonable notice, during normal business hours; provided, however, that to the extent that the books of Vista Outdoor or

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Revelyst, as applicable, or the books of the other members of such Party’s Group, contain Information relating to any other aspect of the Vista Outdoor Business or the Revelyst Business, as applicable, the Parties shall negotiate a procedure to provide the applicable Party with necessary access while preserving the confidentiality of such other records.

SECTION 7.04. Withholding. Any and all payments made under this Agreement by the Receiver shall be made free and clear of, and without deduction or withholding for or on account of, any taxes, except as required by applicable Law. To the extent any taxes are so deducted or withheld and paid over to the appropriate Governmental Authority, such taxes shall be treated as having been paid to the Provider for purposes of this Agreement; provided, however, that the Receiver shall notify the Provider in writing of any anticipated withholding at least 15 business days prior to making any such deduction or withholding and shall use commercially reasonable efforts to cooperate with the Provider in obtaining any available exemption from or reduction of such deduction or withholding. If the Provider is exempt from any such taxes, the Provider shall furnish the Receiver with a valid and properly completed certificate or other documentation required under applicable Law to establish such exemption. The Receiver shall promptly provide to such Provider tax receipts or other documents evidencing the payment of any such deducted or withheld amount to the applicable Governmental Authority. The Parties shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to minimize Sales Taxes and taxes otherwise required to be deducted or withheld by each Receiver hereunder.

SECTION 7.05. No Offset. No Receiver shall withhold any payments to the corresponding Provider under this Agreement in order to offset payments due to such Receiver pursuant to this Agreement, the Separation Agreement, any other Ancillary Agreement or otherwise, unless such withholding is mutually agreed by the Parties or is provided for in the final ruling of a court having jurisdiction pursuant to Section 11.06. Any required adjustment to payments due hereunder shall be made as a subsequent invoice.

ARTICLE VIII

Term

SECTION 8.01. Commencement. This Agreement is effective as of the date hereof and shall remain in effect with respect to a particular Service until the occurrence of the Applicable Termination Date applicable to such Service (or, subject to the terms of Section 8.02, the expiration of any Service Extension applicable to such Service), unless earlier terminated (a) in its entirety or with respect to a particular Service, in each case in accordance with Section 8.03, or (b) by mutual consent of the Parties. Notwithstanding anything to the contrary contained herein, if the Separation Agreement shall be terminated in accordance with its terms, this Agreement shall be automatically terminated and void ab initio with no further action by the Parties and shall be of no force and effect.

SECTION 8.02. Service Extension. If a Receiver reasonably determines that it will require a Service to continue beyond the Applicable Termination Date or the end of an extension period previously granted pursuant to this Section 8.02, such Receiver may request the corresponding Provider to extend the term of such Service for the desired renewal period(s) (each, a “Service Extension”) by written notice to such Provider no less than 45 days prior to the end of

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the then-current Service term; provided that no Service shall be extended beyond the date that is 24 months after the Closing Date. The Provider shall respond in its sole discretion to any such request for a Service Extension within 15 days of receipt of such request. The Parties shall amend the terms of Schedule A or Schedule B, as applicable, to reflect the new Service term and Cost of Service to the extent mutually agreed in writing, following such agreement relating to a Service Extension, subject to the conditions set forth in this Section 8.02; provided that the Cost of Service with respect to any new term for a Service shall remain the same as the Cost of Service of the prior term for such Service unless the Provider’s cost of providing such Service has materially changed, in which case the Parties shall work together in good faith to agree to a new Cost of Service which reflects the Provider’s increased cost of providing such Service. Each such amended Schedule A or Schedule B, as applicable, as agreed to in writing by the Parties, shall be deemed part of this Agreement as of the date of such agreement.

SECTION 8.03. Termination.

(a) Except for any non-payment of Cost of Services which is based on a good faith objection by the Receiver, if a Party materially breaches any of its obligations under this Agreement (and the period for resolution of the Dispute relating to such breach set forth in Section 11.01 has expired), the non-breaching Party may terminate this Agreement with respect to the Service for which such obligations are owed, effective upon not less than 30 days’ written notice of termination to the breaching Party, if the breaching Party does not cure such default within 30 days after receiving written notice thereof from the non-breaching Party. The termination of this Agreement with respect to any Service pursuant to this Section 8.03 shall not affect the Parties’ rights or obligations under this Agreement with respect to any other Service.

(b) Except as otherwise provided by Law, either Party may terminate this Agreement upon written notice to the other Party if the other Party makes a general assignment for the benefit of creditors or becomes insolvent, or a receiver is appointed for, or a court approves reorganization or arrangement proceedings on, such Party.

(c) Except as otherwise provided in this Agreement or Schedule A or Schedule B, a Receiver shall be entitled to terminate one or more Services being provided by any Provider for any reason or no reason at all, upon, as applicable (i) not less than 30 days’ prior written notice for Services with an Applicable Termination Date (as specified with respect to such Service in Schedule A or Schedule B, as applicable, as of the date hereof) that is less than or equal to 12 months after the Closing Date or (ii) not less than 90 days’ prior written notice for Services with an Applicable Termination Date (as specified with respect to such Service in Schedule A or Schedule B, as applicable, as of the date hereof) that is more than 12 months after the Closing Date; provided that, in the event that the Provider sends a written notice to the Receiver stating that the proposed termination will materially and adversely affect the Provider’s ability to provide any other Services provided by the Provider, the proposed termination shall not be effective unless the Receiver agrees to also terminate such other affected Services.

(d) This Agreement or any Service may be terminated at any time by the mutual written agreement of the Parties.

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SECTION 8.04. Effect of Termination. In the event of any termination of this Agreement in its entirety or with respect to any Service, each Provider and Receiver shall remain liable for all of their respective obligations that accrued hereunder prior to the date of such termination, including all obligations of each Receiver to pay any amounts due to any Provider hereunder. In the event of any termination of this Agreement with respect to any Service by the Receiver prior to the expiration of the term for such Service as set forth on Schedule A or Schedule B, as applicable, as such term may have been extended pursuant to Section 8.02, the Receiver shall be liable for any third-party costs and expenses that the Provider is contractually obligated to pay in connection with such Service with respect to the remainder of the term of such Service; provided that the Provider shall use commercially reasonable efforts to mitigate any such costs and expenses.

SECTION 8.05. Return of Books, Records and Files. Upon the request of the Receiver after the termination of a Service with respect to which the Provider holds books, records or files, including current and archived copies of computer files, (a) owned solely by the Receiver or its Affiliates and used by the Provider in connection with the provision of a Service pursuant to this Agreement or (b) created by the Provider and in the Provider’s possession as a function of and relating solely to the provision of Services pursuant to this Agreement, such books, records and files shall either be returned to the Receiver or deleted or destroyed by the Provider, other than such books, records and files electronically preserved or recorded within any computerized data storage device or component (including any hard drive or database) pursuant to automatic or routine backup procedures generally accessible only by legal, IT or compliance personnel, which such books, records and files shall not be used by the Provider for any other purpose. Upon the request of the Receiver, the Provider shall provide confirmation of such deletion or destruction, if any. The Receiver shall bear the Provider’s reasonable, necessary and actual out-of-pocket costs and expenses associated with the return or destruction of such books, records or files. At its expense, the Provider may make one copy of such books, records or files for its legal files.

ARTICLE IX

Indemnification; Limitation on Liability

SECTION 9.01. Indemnification.

(a) Revelyst, on behalf of each member of the Revelyst Group in its capacity as a Receiver, shall indemnify, defend and hold harmless Vista Outdoor and the other Vista Outdoor Indemnitees from and against any and all Liabilities incurred by such Vista Outdoor Indemnitee and arising out of, in connection with or by reason of any Services provided by any member of the Vista Outdoor Group hereunder, except to the extent such Liabilities arise out of a Vista Outdoor Group member’s (i) breach of this Agreement, (ii) violation of any Laws in providing any Services or (iii) gross negligence or willful misconduct in providing any Services.

(b) Vista Outdoor, on behalf of each member of the Vista Outdoor Group in its capacity as a Receiver, shall indemnify, defend and hold harmless Revelyst and the other Revelyst Indemnitees from and against any and all Liabilities incurred by such Revelyst Indemnitee and arising out of, in connection with or by reason of any Services provided by any member of the Revelyst Group hereunder, except to the extent such Liabilities arise out of a Revelyst Group member’s (i) breach of this Agreement, (ii) violation of any Laws in providing any Services or (iii) gross negligence or willful misconduct in providing any Services.

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SECTION 9.02. Limitation on Liability.

(a) Neither Vista Outdoor, in its capacity as a Provider, nor any other member of the Vista Outdoor Group acting in the capacity of a Provider, nor any Vista Outdoor Indemnitee, shall be liable (whether such liability is direct or indirect, in contract or tort or otherwise) to Revelyst or any other member of the Revelyst Group or any of the Revelyst Indemnitees for any Liabilities arising out of, related to or in connection with or by reason of this Agreement or any Services provided hereunder, except to the extent that such Liabilities arise out of Vista Outdoor’s (or a member of the Vista Outdoor Group’s) (i) breach of this Agreement, (ii) violation of any Laws in providing the Services or (iii) gross negligence or willful misconduct in providing any Services; provided that nothing in this Section 9.02(a) shall be deemed to limit the rights of Revelyst or any other member of the Revelyst Group under Section 9.02(h), in its capacity as a Receiver, regarding Insurance Proceeds in respect of Third-Party Claims.

(b) Neither Revelyst, in its capacity as a Provider, nor any other member of the Revelyst Group acting in the capacity of a Provider, nor any Revelyst Indemnitee, shall be liable (whether such liability is direct or indirect, in contract or tort or otherwise) to Vista Outdoor or any other member of the Vista Outdoor Group or any of the Vista Outdoor Indemnitees for any Liabilities arising out of, related to or in connection with or by reason of this Agreement or any Services provided hereunder, except to the extent that such Liabilities arise out of Revelyst’s (or a member of the Revelyst Group’s) (i) breach of this Agreement, (ii) violation of any Laws in providing the Services or (iii) gross negligence or willful misconduct in providing any Services; provided that nothing in this Section 9.02(b) shall be deemed to limit the rights of Vista Outdoor or any other member of the Vista Outdoor Group under Section 9.02(i), in its capacity as a Receiver, regarding Insurance Proceeds in respect of Third-Party Claims.

(c) IN NO EVENT SHALL VISTA OUTDOOR, IN ITS CAPACITY AS A PROVIDER, NOR ANY OTHER MEMBER OF THE VISTA OUTDOOR GROUP ACTING IN THE CAPACITY OF A PROVIDER, NOR ANY VISTA OUTDOOR INDEMNITEE, BE LIABLE, WHETHER IN CONTRACT, IN TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE TO REVELYST OR ANY OTHER MEMBER OF THE REVELYST GROUP OR ANY OF THE REVELYST INDEMNITEES FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES (INCLUDING LOSS OF PROFITS) AS A RESULT OF ANY BREACH, PERFORMANCE OR NON-PERFORMANCE BY VISTA OUTDOOR UNDER THIS AGREEMENT, EXCEPT AS MAY BE PAYABLE TO A CLAIMANT IN A THIRD-PARTY CLAIM.

(d) IN NO EVENT SHALL REVELYST, IN ITS CAPACITY AS A PROVIDER, NOR ANY OTHER MEMBER OF THE REVELYST GROUP ACTING IN THE CAPACITY OF A PROVIDER, NOR ANY REVELYST INDEMNITEE, BE LIABLE, WHETHER IN CONTRACT, IN TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE TO VISTA OUTDOOR OR ANY OTHER MEMBER OF THE VISTA OUTDOOR GROUP OR ANY OF THE VISTA OUTDOOR INDEMNITEES FOR ANY INDIRECT, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES (INCLUDING LOSS

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OF PROFITS) AS A RESULT OF ANY BREACH, PERFORMANCE OR NON-PERFORMANCE BY REVELYST UNDER THIS AGREEMENT, EXCEPT AS MAY BE PAYABLE TO A CLAIMANT IN A THIRD-PARTY CLAIM.

(e) THE TOTAL LIABILITY OF THE MEMBERS OF THE VISTA OUTDOOR GROUP, IN THEIR CAPACITY AS PROVIDERS, TO THE REVELYST GROUP ARISING OUT OF, RELATED TO OR IN CONNECTION WITH OR BY REASON OF ANY SERVICES PROVIDED HEREUNDER FOR ANY CLAIM SHALL NOT EXCEED IN THE AGGREGATE AN AMOUNT EQUAL TO THE TOTAL AMOUNT PAID OR PAYABLE TO VISTA OUTDOOR FOR SERVICES UNDER THIS AGREEMENT. THE TOTAL LIABILITY OF THE MEMBERS OF THE REVELYST GROUP, IN THEIR CAPACITY AS PROVIDERS, TO THE VISTA OUTDOOR GROUP ARISING OUT OF, RELATED TO OR IN CONNECTION WITH OR BY REASON OF ANY SERVICES PROVIDED HEREUNDER FOR ANY CLAIM SHALL NOT EXCEED IN THE AGGREGATE AN AMOUNT EQUAL TO THE TOTAL AMOUNT PAID OR PAYABLE TO REVELYST FOR SERVICES UNDER THIS AGREEMENT.

(f) NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NOTHING HEREIN IS INTENDED TO OR SHALL LIMIT IN ANY WAY EITHER PARTY’S LIABILITY FOR ACTUAL FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(g) Each Party understands and agrees that the Parties have allocated responsibilities and risks of loss and limited liabilities of the Parties as stated in this Agreement based on the recognition that neither Party is in the business of providing the Services to third parties. Such allocations and limitations are fundamental elements of the basis of the bargain between the Parties and neither Party would be able or willing to provide the Services without the protections provided by such allocations and limitations. Each Party acknowledges (on behalf of each member of its Group in its capacity as a Receiver, and any Indemnitee thereof) that (i) neither the other Party nor the other members of the other Party’s Group is a commercial provider of the Services provided herein, (ii) the other Party is providing, or causing the other members of its Group to provide, the Services in connection with the Separation and the Merger and (iii) this Agreement is not intended by the Parties to have (A) Vista Outdoor or any other member of the Vista Outdoor Group manage or operate the Revelyst Business, in lieu of Revelyst or any other member of the Revelyst Group or any other Revelyst Indemnitee or (B) Revelyst or any other member of the Revelyst Group manage or operate the Vista Outdoor Business, in lieu of Vista Outdoor or any other member of the Vista Outdoor Group or any other Vista Outdoor Indemnitee. The Parties agree that the foregoing shall be taken into consideration in any claim made under this Agreement.

(h) If Vista Outdoor, in its capacity as a Provider, or any other member of the Vista Outdoor Group acting in the capacity of a Provider, or any Vista Outdoor Indemnitee, shall be liable to any Revelyst Indemnitee for any Liability arising out of a Third-Party Claim arising out of, related to or in connection with or by reason of any Services provided hereunder, Vista Outdoor, at the request of such Revelyst Indemnitee, shall use commercially reasonable efforts to pursue and recover any available Insurance Proceeds under applicable insurance policies. Promptly upon the actual receipt of any such Insurance Proceeds, Vista Outdoor shall pay such Insurance Proceeds (net of any reasonable costs or expenses incurred in the collection of such Insurance Proceeds) to such Revelyst Indemnitee to the extent of the Liability arising out of such Third-Party Claim.

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(i) If Revelyst, in its capacity as a Provider, or any other member of the Revelyst Group acting in the capacity of a Provider, or any Revelyst Indemnitee, shall be liable to a Vista Outdoor Indemnitee for any Liability arising out of a Third-Party Claim arising out of, related to or in connection with or by reason of any Services provided hereunder, Revelyst, at the request of such Vista Outdoor Indemnitee, shall use commercially reasonable efforts to pursue and recover any available Insurance Proceeds under applicable insurance policies. Promptly upon the actual receipt of any such Insurance Proceeds, Revelyst shall pay such Insurance Proceeds (net of any reasonable costs or expenses incurred in the collection of such Insurance Proceeds) to such Vista Outdoor Indemnitee to the extent of the Liability arising out of such Third-Party Claim.

ARTICLE X

Other Covenants

SECTION 10.01. Attorney-in-Fact. On a case-by-case basis, the Receiver shall execute documents necessary to appoint the Provider as its attorney-in-fact for the sole purpose of executing any and all documents and instruments reasonably required to be executed in connection with the performance by the Provider of any Service under this Agreement.

ARTICLE XI

Miscellaneous

SECTION 11.01. Disputes. Except as otherwise provided in this Agreement, the Parties shall resolve all disputes arising under or in connection with this Agreement (each, a “Dispute”) in accordance with the following procedures (including, for the avoidance of doubt, any Dispute relating to payments with respect to the Services). All Disputes shall be first considered in person, by teleconference or by video conference within five business days after receipt of notice from either Party specifying the nature of the Dispute (a “Dispute Notice”) by the Service Managers and, if such Dispute concerns a particular Service or Function, the Contacts whose names are set forth on Schedule A or Schedule B, as applicable, with respect to such Service or Function. If any Dispute is not resolved by the Service Managers, and such Contacts, if any, within 10 business days after receipt of a Dispute Notice, then, upon the written request of either Party, each Party shall designate a representative who does not spend a substantial portion of his or her time on activities relating to this Agreement to meet in person, by teleconference or by video conference with the other Party’s designated representative for the purpose of resolving the Dispute. The designated representatives shall negotiate in good faith to resolve the Dispute. If they do not resolve the Dispute within 10 business days after the date the Dispute was referred to them, the Parties may pursue any other rights, remedies or actions that may be available to them under this Agreement or at Law.

SECTION 11.02. Separation Agreement. The Parties agree that, in the event of a conflict between the terms of this Agreement, on the one hand, and the Separation Agreement or the Merger Agreement, on the other hand, with respect to the subject matter hereof, the terms of this Agreement shall govern.

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SECTION 11.03. Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any third party as creating a relationship of principal and agent, partnership or joint venture between the Parties, between Providers and Receivers or with any individual providing Services, it being understood and agreed that no provision contained herein, and no act of any Party or members of their respective Groups, shall be deemed to create any relationship between the Parties or members of their respective Groups other than the relationship set forth herein. Each Party and each Provider shall act under this Agreement solely as an independent contractor and not as an agent or employee of any other Party or any of such Party’s Affiliates.

SECTION 11.04. Confidentiality. Each Party hereby acknowledges that confidential Information of such Party or members of its Group may be exposed to employees and agents of the other Party or its Group as a result of the activities contemplated by this Agreement. Each Party agrees, on behalf of itself and its Affiliates, that such Party’s obligation (and the obligation of members of its Group) to use and keep confidential such Information of the other Party or its Group shall be governed by Sections 6.01(c) and 6.09 of the Separation Agreement.

SECTION 11.05. Counterparts; Entire Agreement.

(a) This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party. This Agreement may be executed by electronic or PDF signature and scanned and exchanged by electronic mail, and such electronic or PDF signature shall constitute an original for all purposes.

(b) This Agreement, the other Transaction Documents (as defined in the Merger Agreement) and any Annexes, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein.

SECTION 11.06. Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each Party irrevocably consents to the exclusive jurisdiction, forum and venue of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware state court or the federal court sitting in the State of Delaware) over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Subsidiaries, Affiliates, successors and assigns under or related to this Agreement or any document executed pursuant to this Agreement or any of the transactions contemplated hereby or thereby, including their execution, performance or enforcement, whether in contract, tort or otherwise. Each of the Parties hereby agrees that it shall not assert, and hereby waives, any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument. Each Party agrees that a final judgment in any Action resolved in accordance with this Section 11.06 be conclusive and may be enforced in other

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jurisdictions by suit on the judgment or in any other manner provided by applicable Law. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT OR ANY SERVICES PROVIDED HEREUNDER.

SECTION 11.07. Assignability. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment permitted by this Section 11.07 shall release the assigning party from liability for the full performance of its obligations under this Agreement. Nothing in this Section 11.07 shall affect or impair a Provider’s ability to delegate any or all of its obligations under this Agreement to one or more Affiliates or Sub-Contractors pursuant to Section 2.03(b).

SECTION 11.08. Third-Party Beneficiaries. The Vista Outdoor Indemnitees and the Revelyst Indemnitees, in their capacities as such, shall be third-party beneficiaries of the indemnification rights provided under this Agreement. Other than as set forth in the immediately preceding sentence, (a) the provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third-party Person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

SECTION 11.09. Notices. All notices or other communications under this Agreement shall be in writing and shall be provided in the manner set forth in the Separation Agreement.

SECTION 11.10. Survival. Notwithstanding anything to the contrary contained herein, Section 2.05, Article VII, Article VIII, Article IX and Article XI of this Agreement shall survive the termination of this Agreement.

SECTION 11.11. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

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SECTION 11.12. Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.13. Waivers of Default. No failure or delay of either Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Waiver by either Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

SECTION 11.14. Amendments. No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by either Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

SECTION 11.15. Interpretation. The rules of interpretation set forth in Section 11.14 of the Separation Agreement are incorporated by reference into this Agreement, mutatis mutandis.

[Signature Page Follows]

21

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

VISTA OUTDOOR INC.

by
Name:
Title:

REVELYST, INC.

by
Name:
Title:

[Signature Page to Transition Services Agreement]

Exhibit 10.3

[FORM]

THIS SUBSCRIPTION AGREEMENT, dated as of [●] (this “Agreement”), is between VISTA OUTDOOR INC., a Delaware corporation (“Company”), and CSG ELEVATE II INC., a Delaware corporation (“Parent”).

WHEREAS, Company, Revelyst, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Company, Parent, CSG Elevate III Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent, and, solely for the purposes of the Guarantor Provisions (as defined therein), CZECHOSLOVAK GROUP a.s., a joint stock company incorporated under the laws of the Czech Republic, are parties to that certain Agreement and Plan of Merger dated as of October 15, 2023 (the “Merger Agreement”).

WHEREAS, in connection with the Merger, Parent has agreed to subscribe for and purchase from Company, and Company desires to sell to Parent, 1,000 shares of Company Common Stock (the “Subscription Shares”) for the Subscription Amount, on the terms and subject to the conditions contained herein (collectively, the “Subscription”).

NOW, THEREFORE, in connection therewith, Parent and Company agree as follows:

1. Definitions. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement, unless otherwise indicated.

2. Subscription. Parent hereby irrevocably subscribes for and agrees to purchase from Company, and Company hereby agrees to sell to Parent, the Subscription Shares for the Subscription Amount, on the terms and subject to the conditions provided for herein.

3. Subscription Closing. The closing of the sale of Subscription Shares contemplated hereby (the “Subscription Closing”) is contingent upon the satisfaction or waiver of the conditions to the Closing set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied at the Closing) and shall take place on the Closing Date immediately following the completion of the Internal Transactions, but prior to the Effective Time (the “Subscription Closing Date”). On the Subscription Closing Date, immediately following the satisfaction or waiver of the conditions to the Closing set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing; provided that such conditions are reasonably capable of being satisfied at the Closing), (i) Parent shall deliver to Company the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified on Annex A to this Agreement, (ii) simultaneously with the payment of the Subscription Amount, the Subscription Shares will be issued to Parent, free and clear of any Liens or other restrictions whatsoever (except transfer restrictions (i) of general applicability as may be provided under the Securities Act or other applicable securities Law or (ii) under the certificate of incorporation or bylaws of Company) and (iii) Company shall deliver to Parent a copy of the records of Company’s transfer agent showing Parent as the owner of the Subscription Shares on and as of the Subscription Closing.

4. Further Assurances. At the Subscription Closing the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Agreement.

1

5. Company Representations and Warranties. Company represents and warrants to Parent that as of the date hereof:

(a) Company has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Subscription. The execution and delivery of this Agreement by Company and the consummation of the Subscription by Company has been duly authorized by the Board of Directors of Company and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or the consummation of the Subscription by Company. Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent, this Agreement constitutes its legal, valid and binding obligation, enforceable against Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) The execution and delivery by Company of this Agreement does not, and the consummation by Company of the Subscription and compliance with the terms hereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any Company Assets under, any provision of (i) the certificate or articles of incorporation, bylaws or comparable organizational documents of Company or any Company Subsidiary, (ii) any Contract to which Company or any Company Subsidiary is a party, or by which any of their respective properties or assets or the Company Business is bound, relating to the Company Business or (iii) subject to the filings, Consents and other matters referred to in Section 4.05(b) of the Merger Agreement, any Judgment or Law applicable to Company or any Company Subsidiary or their respective properties or assets or the Company Business, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Company to perform in any material respect its obligations under this Agreement.

(c) The Subscription Shares have been duly authorized and, when issued and delivered to Parent against full payment therefor in accordance with the terms of this Agreement, the Subscription Shares will be validly issued, fully paid and non-assessable, and will not be subject to or issued in violation of any purchase option, put option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Laws of the jurisdiction in which Company is organized, the certificate of incorporation or bylaws of Company or any Company Material Contract and will be free and clear of all Liens except transfer restrictions (i) of general applicability as may be provided under the Securities Act or other applicable securities Law or (ii) under the certificate of incorporation or bylaws of Company.

(d) The Company Common Stock is currently listed on the NYSE under the trading symbol “VSTO”.

(e) Assuming the accuracy of Parent’s representations and warranties set forth in Section 6, in connection with the offer, sale and delivery of the Subscription Shares in the manner contemplated by this Agreement, it is not necessary to register the Subscription Shares under the Securities Act.

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(f) Company has not engaged in any form of general solicitation or general advertising (with the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Subscription Shares.

(g) Company has not, directly or indirectly, made any offers or sales of any Company Securities, or solicited any offers to buy any Company Securities, under circumstances that would require registration of the Subscription Shares under the Securities Act.

6. Parent Representations and Warranties. Parent represents and warrants to Company that as of the date hereof:

(a) Parent has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Subscription. The execution and delivery of this Agreement by Parent and the consummation of the Subscription by Parent has been duly authorized by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or the consummation of the Subscription by Parent. Parent has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against Parent in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

(b) The execution and delivery by Parent of this Agreement does not, and the consummation by Parent of the Subscription and compliance with the terms hereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent under, any provision of (i) the certificate or articles of incorporation, bylaws or comparable organizational documents of Parent, (ii) any Contract to which Parent is a party or by which any of its properties or assets is bound or (iii) subject to the filings, Consents and other matters referred to in Section 3.04(b) of the Merger Agreement, any Judgment or Law applicable to Parent or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such item that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on the ability of Parent to perform in any material respect its obligations under this Agreement.

(c) Parent is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act).

3

(d) Parent understands that the Subscription Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscription Shares have not been registered under the Securities Act. Parent understands that the Subscription Shares may not be resold, transferred, pledged or otherwise disposed of by Parent absent an effective registration statement under the Securities Act except pursuant to an exemption from the registration requirements of the Securities Act and in accordance with any applicable securities Laws of the states and other jurisdictions of the United States, and that any certificates representing the Subscription Shares shall contain a legend to such effect. Parent acknowledges that the Subscription Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Parent understands and agrees that the Subscription Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, Parent may not be able to readily resell the Subscription Shares and may be required to bear the financial risk of an investment in the Subscription Shares for an indefinite period of time. Parent understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscription Shares.

(e) Parent will be acquiring the Subscription Shares for its own account, the account of its Affiliates or for accounts over which it has investment authority and for investment purposes only, and will not be purchasing the Subscription Shares for subdivision, fractionalization or distribution; Parent has no contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such Person or any other Person the Subscription Shares (or any portion thereof) in violation of the Securities Act; and Parent has no present plans or intentions to enter into any such contract, undertaking or arrangement.

(f) Parent understands and agrees that Parent is purchasing the Subscription Shares directly from Company. Parent further acknowledges that there have been no representations, warranties, covenants or agreements made to Parent by Company, or its officers or directors, expressly or by implication, in relation to the Subscription Shares, other than those representations, warranties, covenants and agreements included in this Agreement and the Merger Agreement.

(g) Parent became aware of this offering of the Subscription Shares solely by means of direct contact between Parent and Company or a representative of Company, and the Subscription Shares were offered to Parent solely by direct contact between Parent and Company or a representative of Company. Parent did not become aware of this offering of the Subscription Shares, nor were the Subscription Shares offered to Parent, by any other means. Parent acknowledges that Company represents and warrants that the Subscription Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities Laws.

7. Withholding. No withholding will be required with respect to the payment of the Subscription Amount and the delivery of the Subscription Shares.

8. Legend; Stop Transfer Orders or Notations. The Company may place the following legend on any certificates representing any Subscription Shares, and appropriate stop transfer orders or notations on any Subscription Shares registered in book-entry form, which shall be removed once no longer applicable:

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“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL, IS AVAILABLE.”

9. Miscellaneous. Except as otherwise expressly set forth in this Agreement, the provisions of Sections 9.01, 9.02, 9.04, 9.05, 9.07, 9.08, 9.09, 9.10, 9.11, 9.12 and 9.13 of the Merger Agreement shall apply mutatis mutandis to this Agreement.

[Signature Pages Follow]

5

IN WITNESS WHEREOF, each of Parent and Company has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth below:

CSG ELEVATE II INC.

by

Name:
Title:

[Signature Pages to Subscription Agreement]

VISTA OUTDOOR INC.

by

Name:
Title:

[Signature Pages to Subscription Agreement]

Exhibit 99.1

News Release

For Immediate Release

Investor Contact:	Media Contact:

Tyler Lindwall	Eric Smith
Phone: 612-704-0147	Phone: 720-772-0877
E-mail: investor.relations@vistaoutdoor.com	E-mail: media.relations@vistaoutdoor.com

Vista Outdoor Enters into Definitive Agreement to Sell Sporting Products Business to Czechoslovak Group for $1.91 Billion

•	Sale aligns with previous plan to separate the company and creates two separate highly focused businesses

•	Transaction valued at approximately 5x enterprise value to Sporting Products Fiscal Year 2024 EBITDA, including estimated standalone costs

•	Outdoor Products, recently rebranded as Revelyst, will become standalone public company upon transaction close

•	Provides preview of second quarter Fiscal Year 2024 results and revised Fiscal Year 2024 guidance

•	Company to host conference call at 9 a.m. ET. on October 16, 2023, to discuss the transaction and its preliminary second quarter FY24 results

•	Leadership appointments include Outdoor Products naming Andy Keegan as CFO and Sporting Products naming Al Kerfeld as CFO

•	Vista Outdoor postpones Investor Day planned for October 19, 2023, and will provide an update regarding a rescheduled event closer to the sale closing

ANOKA, Minn., October 16, 2023 – Vista Outdoor Inc. (NYSE: VSTO) (“Vista Outdoor”), the parent company of 41 renowned brands that design, manufacture and market sporting and outdoor products to consumers around the globe, today announced a definitive agreement to sell its Sporting Products business to Czechoslovak Group a.s. (“CSG”) for an enterprise value of $1.91 billion in an all-cash transaction subject to customary closing conditions. This transaction represents the next step in Vista Outdoor’s plan to split the company into separate entities, which was previously announced on May 5, 2022.

CSG is a leading industrial technology holding company, operating within five strategic business segments, including defense, aerospace, ammunition, mobility and business. CSG is 100% owned and led by Michal Strnad, who has transformed it into a leading Czech industrial group with a strong international footprint. CSG employs more than 10,000 people worldwide and it owns and manages a diverse portfolio of industrial and trade companies across the defense and civil sectors.

“This is an important strategic step for our company in creating value through separating our Outdoor Products and Sporting Products segments,” said Gary McArthur, interim CEO of Vista Outdoor. “The previously announced plan to separate our businesses has positioned us to execute seamlessly on this transaction, which we believe is the best path to maximize value for our stockholders, while better positioning Sporting Products and Outdoor Products for future success.”

“We are confident that CSG is a great home for our leading ammunition brands,” said Jason Vanderbrink, CEO of Sporting Products. “The company is fully committed to our iconic American brands and expanding our legacy of U.S. manufacturing, support for military and law enforcement customers, and investments in conservation and our hunting and shooting heritage. We are excited to work closely with the CSG team as we enter this next phase and position our brands for long-term success.”

Added Michal Strnad, CEO of CSG, “Jason and the Sporting Products leadership team have a strong heritage of delivering high quality products, and we are pleased to welcome them to the CSG family of companies as we partner to support their next chapter. We look forward to building on the company’s success in delivering innovative, quality products and are confident in the long-term value we can create together. We are committed to expanding their legacy of U.S. manufacturing and providing resources to accelerate their growth.”

Transaction Details

The transaction values the Sporting Products business at an enterprise value of $1.91 billion, on a cash-free, debt-free basis with a normalized level of working capital, and is supported by $1.11 billion of fully committed debt financing with the remaining amount funded by CSG. The valuation is approximately 5x enterprise value to Sporting Products FY24 EBITDA, including estimated standalone costs. To effect the transaction, Vista Outdoor will separate its Outdoor Products business from its Sporting Products business, and CSG will merge one of its subsidiaries with Vista Outdoor (holding only the Sporting Products business), with current public stockholders of Vista Outdoor receiving shares of Outdoor Products (recently rebranded as Revelyst) and approximately $750 million in cash in the aggregate. This will be treated as a taxable sale of a stockholder’s Vista Outdoor shares for the Outdoor Products shares and cash consideration they receive in the merger, allowing stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares. Relative to a divestiture of Sporting Products as an asset sale, this structure has corporate level tax of approximately $50 million versus approximately $380 million for a divestiture as an asset sale and allows for the tax-efficient return of cash to stockholders.

The transaction is expected to close in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals and other customary closing conditions.

Upon closing, Vanderbrink will remain CEO of the Sporting Products business and the U.S. headquarters will remain in Anoka, Minnesota. In connection with the transaction, the company’s approximately 4,000 employees who represent four factories and the consumer brands CCI, Federal, HEVI-Shot, Remington and Speer will continue their heritage of community and conservation support through local and national organizations.

Outdoor Products

Upon completion of the sale of the Sporting Products business to CSG, Vista Outdoor’s Outdoor Products business will become Revelyst, Inc. (“Revelyst”), an independent publicly traded company trading on the New York Stock Exchange under the ticker “GEAR.” Revelyst will leverage meticulous craftsmanship and cross-collaboration across its portfolio of category-defining brands. Brands include Fox, Bell, Giro, CamelBak, Camp Chef, Bushnell, Simms Fishing, Foresight Sports, Bushnell Golf and more. Eric Nyman will continue as CEO of Outdoor Products and become the CEO of Revelyst upon transaction close.

Leadership Update

Joining Vanderbrink on the leadership team at Sporting Products will be Al Kerfeld, CFO; Jeff Ehrich, General Counsel and Corporate Secretary; and Mark Kowalski, Controller and Chief Accounting Officer. Andy Keegan, currently vice president and interim CFO of Vista Outdoor, plans to join Revelyst as CFO.

Preview of Q2 2024 Financial Results and Guidance Update

Vista Outdoor is providing a preview of its earnings results for the second quarter of Fiscal Year 2024 (FY24). The company will announce its full second-quarter earnings results on November 2, 2023.

For the three months ended September 24, 2023, segment results versus the three months ended September 25, 2022:

Sporting Products

•

Sales are expected to be between $347 million and $352 million, a decrease driven by a challenging economic environment for consumers and market normalization which resulted in pressures across multiple categories.

•	Operating income is expected to be in the range of $91 million to $95 million.

Outdoor Products

•

Sales are expected to decrease to a range of $325 million to $330 million. The decline was driven by decreased buying across all business units as channel partners continue to be cautious with purchasing due to inventory levels and as consumers are pressured by high interest rates and other short-term factors, partially offset by inorganic sales contribution.

•	Operating income is expected to be in the range of $11 million to $15 million as retailers continue promotional pricing to move through inventory resulting in lower sales and bottom-line pressure.

These preliminary results for Q2 2024 are an estimate, based on information available to management as of the date of this release, and are subject to further changes upon completion of the Company’s quarter-end procedures. Vista Outdoor’s preliminary financial results should not be viewed as a substitute for full audited or reviewed financial statements prepared in accordance with U.S. GAAP, and undue reliance should not be placed on these preliminary financial results. Vista Outdoor’s independent registered public accounting firm has not completed review procedures on the preliminary financial results included in this press release or expressed any opinion or other form of assurance on such preliminary financial results. In addition, items or events may be identified or occur after the date of this press release due to the completion of operational and financial closing procedures, final review adjustments and other developments that may require Vista Outdoor to make material adjustments to the preliminary financial results included in this press release.

Outlook for Fiscal Year 2024

Due to our second quarter preliminary results, an increasingly challenging economic environment for consumers with higher interest rates expected for longer, and other short-term factors, the company is lowering full-year FY24 guidance and expects the following:

•	Sales of $2.725 billion to $2.825 billion

•	Sporting Products sales of $1.450 billion to $1.500 billion

•	Outdoor Products sales of $1.275 billion to $1.325 billion

•	Adjusted EBITDA margins between 15.50% and 16.25%

•	Sporting Products EBITDA Margin Range of 26.50% to 27.50%

•	Outdoor Products EBITDA Margin Range of 7.75% to 8.25%

•	EPS between $3.37 and $3.77 and Adjusted EPS between $3.65 and $4.05

•	Effective tax rate of approximately 19.5%

•	Interest expense in the range of $55 million to $65 million

Conference Call and Webcast Information

Vista Outdoor will hold a conference call to discuss the transaction and its preliminary second quarter FY24 results beginning at 9 a.m. ET. on October 16, 2023. The conference call will be accessible through a live webcast. Interested investors and other individuals can access the webcast and view and/or download the press releases via Vista Outdoor’s website (vistaoutdoor.com). Choose “Investors” then “Events and Presentations.” For those who cannot participate in the live webcast, a telephone recording of the conference call will be available until October 30, 2023. The telephone number is (866) 813-9403, and the confirmation code is 237970.

Investor Day Update

In connection with today’s announcement, Vista Outdoor will postpone its Investor Day, previously scheduled for October 19, 2023, in New York City. The company will provide an update regarding a rescheduled Investor Day closer to the closing of the transaction.

Advisers

Morgan Stanley & Co. LLC is acting as sole financial adviser to Vista Outdoor and Cravath, Swaine & Moore LLP is acting as legal adviser to Vista Outdoor. Moelis & Company LLC is acting as sole financial adviser to the independent directors of Vista Outdoor and Gibson, Dunn & Crutcher LLP is acting as legal adviser to the independent directors of Vista Outdoor.

J.P. Morgan is acting as sole financial adviser to Czechoslovak Group, as well as leading and structuring the acquisition financing, with Clifford Chance LLP acting as legal adviser.

###

About Vista Outdoor Inc.

Vista Outdoor (NYSE: VSTO) is the parent company of more than three dozen renowned brands that design, manufacture and market sporting and outdoor products. Brands include Bushnell, CamelBak, Bushnell Golf, Foresight Sports, Fox Racing, Bell Helmets, Camp Chef, Giro, Simms Fishing, QuietKat, Stone Glacier, Federal Ammunition, Remington Ammunition and more. Our reporting segments, Outdoor Products and Sporting Products, provide consumers with a wide range of performance-driven, high-quality and innovative outdoor and sporting products. For news and information, visit our website at www.VistaOutdoor.com.

About Czechoslovak Group a.s.

Czechoslovak Group (CSG) is an international industrial technology holding company building on the tradition of the Czech and Slovak industry, owned by Michal Strnad. CSG supports the development of Czech and Slovak companies engaged in defense and civil industrial production and trade. More than 10,000 people are employed by CSG companies and affiliates. In 2022, the holding’s consolidated revenues reached 25 billion CZK. CSG operates across five strategic business segments covering aerospace, ammunition, defense, mobility and business projects. CSG’s products can be found on all continents thanks to the holding company’s strong pro-export orientation, and the number of its customers continues to grow.

Adjusted Earnings Per Share - Guidance Reconciliation Table

Adjusted EPS guidance, excluding the impact of costs incurred to date for transition costs, executive transition costs, planned separation costs, restructuring, and post-acquisition compensation, is a non-GAAP financial measure that Vista Outdoor defines as EPS excluding the impact of these items. Vista Outdoor management is presenting this measure so a reader may compare EPS, excluding these items, as this measure provides investors with an important perspective on the operating results of the Company. Vista Outdoor management uses this measurement internally to assess business performance, and Vista Outdoor’s definition may differ from those used by other companies.

Updated FY24 Full-Year Adjusted EPS Guidance

	Low	High
EPS guidance including transition costs, executive transition costs, planned separation costs, restructuring, and post-acquisition compensation	$3.37	$3.77
Transition costs	0.07	0.07
Executive transition costs	0.01	0.01
Planned separation costs	0.13	0.13
Restructuring	0.06	0.06
Post-acquisition compensation	0.01	0.01

Adjusted EPS guidance	$3.65	$4.05

Adjusted EPS guidance

We incurred costs that we feel are not indicative of ongoing operations as follows:

•	transition costs for prior acquisitions to integrate into the Company such as professional fees and travel costs;

•	executive transition costs for executive search fees and related costs for the transition of our CEO and General Counsel executives;

•

costs associated with the planned sale of Sporting Products reportable segment and standup of Outdoor Products reportable segments into an independent publicly traded company, including restructuring, severance, advisory and legal fees;

•

restructuring costs related to an over $50 million cost reduction and earnings improvement program, announced during our fourth fiscal quarter of 2023, which includes severance and asset impairments related to product line reassessments, office closures, and headcount reductions across our brands and corporate teams, and;

•	post-acquisition compensation expense related to the Stone Glacier acquisition.

EBITDA Margin Guidance

Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA margin provides investors with an important perspective on Vista Outdoor’s core profitability and helps investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA margin should be considered in addition to, and not as a substitute for, GAAP net income margin. Vista Outdoor’s definition may differ from that used by other companies.

Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.

Forward-Looking Statements

Some of the statements made and information contained in this Press Release, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: our plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023 and in the filings we make with SEC from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

Exhibit 99.2 Maximizing Value Creation Through The Sale of Sporting Products Vista Outdoor October 2023

No Offer or Solicitation This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor Inc., Revelyst, Inc., CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com. Participants in Solicitation Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available. 2

Safe Harbor Statement Certain statements in this presentation and other oral and written statements made by Vista Outdoor Inc. (“Vista Outdoor”, “we”, “us” or “our”) from time to time are forward-looking statements, including those that discuss, among other things: Vista Outdoor’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause Vista Outdoor’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by Vista Outdoor’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on Vista Outdoor’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from Vista Outdoor’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on Vista Outdoor’s operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting Vista Outdoor’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; Vista Outdoor’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or Vista Outdoor’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of Vista Outdoor’s primary delivery and shipping services for Vista Outdoor’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; Vista Outdoor’s ability to take advantage of growth opportunities in international and commercial markets; Vista Outdoor’s ability to obtain and maintain licenses to third-party technology; Vista Outdoor’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with Vista Outdoor’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; Vista Outdoor’s competitive environment; Vista Outdoor’s ability to adapt its products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; Vista Outdoor’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; Vista Outdoor’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers. You are cautioned not to place undue reliance on any forward-looking statements we make. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2023 and in the filings we make with Securities and Exchange Commission from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law. 3

Non-GAAP Financial Measures Non-GAAP financial measures such as adjusted EBITDA margin and adjusted EPS as included in this presentation are supplemental measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EPS guidance, excluding the impact of costs incurred to date for transition costs, executive transition costs, planned separation costs, restructuring, and post-acquisition compensation, is a non- GAAP financial measure that Vista Outdoor defines as EPS excluding the impact of these items. Vista Outdoor management is presenting this measure so a reader may compare EPS, excluding these items, as this measure provides investors with an important perspective on the operating results of the Company. Vista Outdoor management uses this measurement internally to assess business performance, and Vista Outdoor’s definition may differ from those used by other companies. Adjusted EPS should be considered in addition to, and not as a substitute for, GAAP EPS. Please see “Non-GAAP Reconciliation” for a reconciliation of adjusted EPS guidance to EPS guidance, the most directly comparable GAAP measure. Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding certain non-recurring and non-cash items. We calculate adjusted EBITDA margin as adjusted EBITDA divided by net sales. Vista Outdoor management believes adjusted EBITDA margin provides investors with an important perspective on Vista Outdoor’s core profitability and helps investors analyze underlying trends in its business and evaluate its performance on an absolute basis and relative to its peers. Adjusted EBITDA margin should be considered in addition to, and not as a substitute for, GAAP net income margin. Vista Outdoor’s definition may differ from that used by other companies. Vista Outdoor has not reconciled adjusted EBITDA or adjusted EBITDA margin guidance to GAAP net income or GAAP net income margin guidance because Vista Outdoor does not provide guidance for net income, which is a reconciling item between GAAP net income and non-GAAP EBITDA. Accordingly, a reconciliation to net income is not available without unreasonable effort. 4

Preliminary Results The preliminary results for Q2 2024 included in this presentation are an estimate, based on information available to management as of the date of this presentation, and are subject to further changes upon completion of Vista Outdoor's quarter-end procedures. Vista Outdoor’s preliminary financial results should not be viewed as a substitute for full audited or reviewed financial statements prepared in accordance with GAAP, and undue reliance should not be placed on these preliminary financial results. Vista Outdoor's independent registered public accounting firm has not completed review procedures on the preliminary financial results included in this presentation or expressed any opinion or other form of assurance on such preliminary financial results. In addition, items or events may be identified or occur after the date of this presentation due to the completion of operational and financial closing procedures, final review adjustments and other developments that may require Vista Outdoor to make material adjustments to the preliminary financial results included in this presentation. 5

Sale of Sporting Products to Czechoslovak Group Creates Meaningful Stockholder Value Transaction Summary Vista Outdoor has entered into a definitive agreement to sell its (1) Purchase Price $1.91Bn Sporting Products business to Czechoslovak Group (“CSG”) Valuation Multiple ~5x Sporting Products FY24 EBITDA including estimated standalone costs • Vista Outdoor's Board of Directors has determined that the sale of the Consideration is all cash, supported by $1.11Bn of fully committed debt financing Consideration with the remaining amount funded by CSG Sporting Products business is the best strategic alternative for Expect to close this transaction in calendar year 2024, subject to approval of our maximizing stockholder value Timing stockholders, receipt of necessary regulatory approvals and other customary closing conditions Upon completion, Sporting Products will become a wholly • Pay off remaining debt owned subsidiary of CSG, operating as a private company under • Deliver approximately $750M in cash to stockholders as part of transaction Use of Proceeds consideration experienced leadership • Remaining cash will be meaningful and stay on Outdoor Products’ balance sheet • Vista Outdoor will separate its Outdoor Products business from its Sporting • “This is an important strategic step for our company in creating value Products business, and CSG will merge one of its subsidiaries with Vista Outdoor though separating our Outdoor and Sporting Product segments” (holding only the Sporting Products business), with current public stockholders of – Gary McArthur, Interim CEO of Vista Outdoor Vista Outdoor receiving shares of Outdoor Products and approximately $750 million in cash in aggregate • This will be treated as a taxable sale of a stockholder's Vista Outdoor shares for the • Sporting Products will be led by Jason Vanderbrink as CEO, Al Kerfeld as Structure Outdoor Products shares and cash consideration they receive in the merger, CFO and Jeff Ehrich as General Counsel and Corporate Secretary allowing stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares • Relative to a divestiture of Sporting Products as an asset sale, this structure has corporate level tax of approximately $50 million versus approximately $380 million for a divestiture as an asset sale and allows for the tax-efficient return of cash to stockholders Note: 1. Subject to adjustments for cash, debt, transaction expenses and net working capital 6

# Compelling Strategic Rationale for Separation

- Enhanced Strategic Focus with Supporting Resources
- Well-Capitalized to Successfully Execute its Capital Allocation Strategy
- Strengthened Ability to Attract and Retain Talent
- Compelling Value for Stockholders
- Expanded Strategic Opportunities

VISTA OUTDOOR
7

Compelling Strategic Rationale for Separation The sale of Sporting Products aligns with our vision for Outdoor Products as the world’s largest house of outdoor brands This enables us to focus on both our separation value creation thesis and on our path forward as two distinct companies well-positioned for success Enhanced Strategic Well-Capitalized to Strengthened Focus with Successfully Compelling Value Expanded Strategic Ability to Attract Supporting Execute its Capital for Stockholders Opportunities and Retain Talent Resources Allocation Strategy 7

# Positions Sporting Products for Strategic Success

## A Transformational Combination

1

### Strategic Alignment

2

### Unlocking Opportunities for Growth

3

### Maximized Focus

VISTA OUTDOOR
8

Positions Sporting Products for Strategic Success A Transformational Combination Strategic Alignment Combines Sporting Products’ leading portfolio of U.S. ammunition brands with CSG’s diverse, global 1 defense portfolio Unlocking Opportunities for Growth As a private company, Sporting Products can focus on continued product innovation for a dedicated 2 and growing consumer base Maximized Focus Sporting Products’ strategy uniquely tailored to ammunition allowing for streamlined operational focus 3 8

# Planned Use of Net Proceeds [1]

| | |
|---|---|
| Debt-Free Outdoor Products | Repay All Outstanding Debt |
| Cash to Stockholders | Approximately $750 Million of Cash as Part of Transaction Consideration |
| Well-Capitalized Outdoor Products Balance Sheet | Remaining Amount of Cash Will be Meaningful and Stay on Outdoor Products' Balance Sheet |

VISTA OUTDOOR
9

(1) Planned Use of Net Proceeds Debt-Free Repay All Outstanding Debt Outdoor Products Cash to Approximately $750 Million of Cash as Part of Transaction Stockholders Consideration Well-Capitalized Remaining Amount of Cash Will be Meaningful and Stay on Outdoor Products Outdoor Products’ Balance Sheet Balance Sheet Note: 1. Defined as purchase price adjusted for cash, debt, transaction expenses and net working capital 9

# Preliminary 2Q FY24 Results

| | Sales | Operating Income |
|---|---|---|
| Sporting Products | $347M – $352M | $91M – $95M |
| Outdoor Products | $325M – $330M | $11M – $15M |

VISTA OUTDOOR

10

Preliminary 2Q FY24 Results Operating Sales Income $347M – $352M $91M – $95M Sporting Products $325M – $330M $11M – $15M Outdoor Products 10

# Updated FY24 Guidance

| | Sales | Adj. EBITDA Margin | Interest Expense | Effective Tax Rate | Adj. EPS |
|---|---|---|---|---|---|
| Vista Outdoor | $2.725Bn – $2.825Bn | 15.50% – 16.25% | $55M – $65M | ~19.5% | $3.65 – $4.05 |
| Sporting Products | $1.450Bn – $1.500Bn | 26.50% – 27.50% | | | |
| Outdoor Products | $1.275Bn – $1.325Bn | 7.75% – 8.25% | | | |

VISTA OUTDOOR

11

Updated FY24 Guidance Interest Effective Adj. EBITDA Sales Adj. EPS Expense Tax Rate Margin Vista $2.725Bn – 15.50% – $55M – ~19.5% $3.65 – $4.05 Outdoor $2.825Bn 16.25% $65M $1.450Bn – 26.50% – Sporting Products • Outlook anticipates that Sporting Products sales and $1.500Bn 27.50% profitability will continue to normalize • Outdoor Products anticipates to face pressures in the $1.275Bn – 7.75% – second half of 2024 Outdoor Products $1.325Bn 8.25% 11

# Revelyst Well Positioned to Accelerate its Strategy

REVELYST

**"Revelyst's collective of maker brands will leverage operational expertise, shared financial resources and cross-collaboration to become the greatest house of brands in the outdoor industry"**

*– Eric Nyman, CEO*

## Revelyst Overview

Revelyst's capital allocation strategy will prioritize:

- Organic growth and internal investment in operational improvements and new product development
- Marketing and expanded e-commerce and international sales
- Opportunistic share repurchases
- Strategic acquisitions of outdoor businesses in existing and adjacent spaces

VISTA OUTDOOR
12

Revelyst Well Positioned to Accelerate its Strategy Revelyst Overview As previously announced, Vista Outdoor’s Outdoor Products business will be re-named Revelyst, Inc., and the company will trade on the New York Stock Exchange under the ticker symbol “GEAR” Revelyst’s capital allocation strategy will prioritize: “Revelyst’s collective of • Organic growth and internal investment in operational improvements maker brands will leverage and new product development • Marketing and expanded e-commerce and international sales operational expertise, shared • Opportunistic share repurchases financial resources and cross- • Strategic acquisitions of outdoor businesses in existing and collaboration to become the adjacent spaces greatest house of brands in Serves consumers in diverse and fast-growing categories, representing a the outdoor industry” ~$15 billion core domestic market, with a total global addressable – Eric Nyman, CEO market exceeding $100 billion 12

CSG Will Enable Sporting Products To Achieve Its Full Potential Overview Headquartered in Prague, Czech Republic, Europe CSG is a leading industrial-technological holding company, operating within five strategic business segments, including defense, aerospace, ammunition, mobility and business “We look forward to building on Sporting Products’ success Manages a diverse portfolio of industrial and trade companies across the in delivering innovative, defense and civil sectors with over 10,000 employees worldwide quality products and are confident in the long-term value we Experienced management team with successful track record of driving can create together.” operational excellence across the portfolio – Michal Strnad, CEO 13

Non-GAAP Reconciliation

Non-GAAP Reconciliation Updated FY24 Full-Year Adjusted EPS Guidance Low High EPS guidance including transition costs, executive transition costs, planned separation costs, restructuring, and post-acquisition compensation $ 3.37 $ 3.77 Transition costs 0.07 0.07 Executive transition costs 0.01 0.01 Planned separation costs 0.13 0.13 Restructuring 0.06 0.06 Post-acquisition compensation 0.01 0.01 Adjusted EPS guidance $ 3.65 $ 4.05 15